UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 1


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                          AMERICAN BENEFITS GROUP, INC.
                 (Name of Small Business Issuer in its charter)

         Florida                                        65-0647122
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

      10 Fairway Drive, Suite 307, Deerfield Beach, Florida         33441
             (Address of principal executive offices)            (zip code)

               Issuer's toll free telephone number: (888) 533-4555
                  Issuer's toll free fax number: (877) 305-4171

           Securities to be registered under Section 12(g) of the Act:

      Title of each class             Name of each exchange on which each class
                                      is to be registered
      -------------------------       ------------------------------------------
      Common                          OTC Bulletin Board

        Securities to be registered pursuant to Section 12(g) of the Act.
                           Common Stock, no par value



INTRODUCTORY STATEMENT


      American Benefits Group, Inc. (the "Company" or "ABFG") has elected to file this Form 10-SB/A registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.


      This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section "Risk Factors," including among others, regulatory or economic influences.

ITEM 1. DESCRIPTION OF BUSINESS

A.    General Overview

      ABFG was incorporated under the laws of the State of Florida pursuant to The Florida Business Corporations Act as Living Benefits Group, Inc. on February 26, 1996. The Company underwent name changes to Lifeline Benefits Group, Inc. on April 21, 1996 and to American Benefits Group, Inc. on December 12, 1996. Unless otherwise indicated by the context, all references to "ABFG" or "the Company" in this Report shall be read to refer to American Benefits Group, Inc. and all of its subsidiaries, and all of its majority owned affiliates.

      Upon incorporation, the Company was engaged in the business of Viatical Settlements. Effective June 30, 1997, the Company ceased its business operations in Viatical Settlements. On July 1, 1997, subsequent to divesting itself of any and all interest in the Viatical Settlement business, the Company commenced its current business of mining and marketing precious and semi-precious stones, jewelry, art and other goods and services.

      The Company operates one segment: Mining precious stones and minerals; processing and manufacturing products; marketing finished products and services (Mining of precious stones and related products). The Company's reportable segment is a strategic business unit that offers different products and services.

      The Mining of precious stones and related products segment includes American Benefits Group, Inc. (ABFGINC), the parent company and its subsidiaries and affiliates; American Benefits Group, Limited (ABFGLTD) - 100%; ABFG Sales Ltd. (ABFGSL-Cdn) - 100%; ABFG Sales Limited (ABFGSL-US) - 100%; American Benefits Group (Israel) Ltd. (ABFGISR) - 100%; American Benefits Group (Israel-Madagascar) Ltd. (ABFGISR-MAD) - 100%; ABFG Resources Madagascar S.A.R.L. (ABFGMAD); Saowani Development S.A.R.L. (SAO) - 90%; Stones and Wood Corporation S.A.R.L.` (S&W) - 100%; Club Rodeo Ltd. (CLUB) - 100%; and E-Block Technology Inc. (E-BLOCK) - 100%.

Regulation

      As a result of the Company's change of business on July 1, 1997, the Company voluntarily ceased the trading of its common stock over the National Association of Broker Dealers ("NASD') Over the Counter Bulletin Board Quotation Medium (OTC: BB). The Company filed the required "Issuer Information and Disclosure Statement pursuant to Rule 15c2-11(a) (5) on April 2, 1998 and the NASD cleared the Company's common stock for quotation over the OTC: BB medium on June 18, 1998. The Company's stock ceased being quoted on the OTC:BB Quotation Medium on July 4, 1999 as a result of the Company's failure to file a Form 10-SB and clear comments of the SEC pursuant to NASD Regulations 6530 and 6540. This Report is being filed to enable the Company to become a Reporting Issuer under those Regulations and thereafter to be quoted over the OTC:BB Quotation Medium.

B.    Organization

      As of December 31, 1999, the Company was considered to be in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue. FAS-7 requires that all development costs be expensed during the development period. The Company expensed $4,030,099 of development costs for the twenty-seven months ended December 31, 1999.

      The Development Costs were allocated for the following projects:

Mining Development                                                    $2,655,310
Internet Development                                                  $1,364,789
E-Block Research & Development                                        $   10,000
                                                                      ----------
                                                                      $4,030,099

Mining Development Project

      The Mining Development Project commenced in August of 1997 with the acquisition of 90% of the issued and outstanding shares of SAO, SAO had an interest in 13 mining perimeters in the Democratic Republic of Madagascar. The Company retained mining specialists to explore and test the mining perimeters, as well as source other potential mining perimeters. Subsequently, after the acquisition, Saowani lost its interest in 13 mineral perimeter rights in Madagascar before the exploration and testing programs were completed. Subsequent to the loss of the 13 mining perimeters, SAO reacquired interests in 3 of the mining perimeters.

     On June 19, 1998, the Company acquired 70% of the issued and outstanding shares of World Gems Corporation S.A.R.L. (World Gems). World Gems held interest in 34 mining perimeters of which ABFG, through the acquisition, would explore and test the mining perimeters. Subsequently, World Gems lost its mineral perimeter rights in Madagascar before the exploration and testing programs were completed.

      On May 11, 1999, the Company acquired 100% of the issued and outstanding shares of S & W which had interests in 37 mining perimeters in the Democratic Republic of Madagascar. On May 28, 1999, Consulting Geologists and Engineers, Watts, Griffis and McOuat, was retained to perform a technical review of the sapphire mining perimeters obtained by the Company. The scope of the technical review was to perform a site visit to review the local geology, exploration potential and the possible size and grade of the deposit with on-site technical personnel; a review of land position and ownership; a review of operational history; a review of sampling process, methodology, kind of wash plant used to recover the sapphires and the size and efficiency of the plant; a review of the mining operation including the amount of stripping of overburden involved, thickness of gravel; and a review of the marketing contracts. The Company began testing operations of precious stones, namely sapphires, on these mining perimeters, on May 31, 1999.

      On June 29, 1999 the Company, through its Malagasy subsidiary, SAO became a partner to a joint venture with Ms. Eliana Georgette Samuel Harinoro whereby SAO was given exclusive rights to explore and test on three (3) emerald bearing mining perimeters (these mining perimeters were part of the original 13 mining perimeters of SAO). SAO will fund the exploration and testing. Profits arising from the Joint Venture will be distributed on a basis of 80% to SAO and 20% to Ms. Harinoro. The Mining perimeters are classified as Type I mining perimeters.

      Since the commencement of operations in 1997 to present, a total of $2,655,310 was spent on exploring and testing mining perimeters in Madagascar.

Internet Shopping Mall Development

      On January 15, 1999, the Company launched its first Internet store, TheGemStore.com, and operated the Internet site as a beta test site until March 14, 1999. During this time period, three Internet sites were launched - VirtualVitamins.com, ArtonRodeo.com, and AdventureandTravel.com - as beta test sites, along with securing an Internet secure e-commerce license. On March 15, 1999, the Company launched its Internet Shopping Mall, RodeoIsland.com, on a beta test basis to test and evaluate site traffic, visitations, order placement, order fulfillment and order delivery. On December 31, 1999, the Internet Shopping Mall development project was still in a beta test mode. Total cost of the Internet Development Project was $1,364,789.

E-Block Research and Development

      On September 7, 1997, the Company established a wholly-owned subsidiary of the parent company, E-Block Technology Inc. (EBTI), based in Canada, to research and develop the technology of using hyper-compression to form building blocks from indigenous materials such as clay and sand (E-block).

      The objective of E-Block is to allow the Company to use the E-Block as a building product for the purpose of constructing homes, hospitals, medical clinics, schools, community centers, etc. The Company plans to establish a test manufacturing facility in Madagascar and plans to initially donate the infrastructure to the community. Management believes that the donation of the infrastructure to the community is the Company's civic duty and responsibility in order to increase the standard of living of the Malagasy people through improved living conditions, improved medical facilities and increased educational facilities. Upon completion of the testing, a pricing structure will be established and the E-Block will be marketed.

      The R&D arm has tested various formulations of clay, sand and other components and has developed a superior formulation of same. This new formulation has resulted in the development of e-block. EBTI is very proud of this new formulation and feels that it has developed an economical substitute for conventional construction materials such as lumber, cement blocks and bricks. Preliminary production tests have produced e-blocks with considerable compressive strength and a very high thermal insulation value, ranging from R45 to R55. In addition to a high thermal insulation value, the e-block also has a very high audio insulation factor for blocking out sound.

      The e-block lends itself to many construction applications. The e-block can be drystacked to form structural walls of buildings. An economic analysis of the construction costs of an e-block wall has shown the cost of construction to be 66% lower than those of conventional cement blocks, concrete or brick walls. This will result in a considerable saving in construction costs. Tests have also shown that an e-block wall can be constructed in less time than a conventional wall of cement block, concrete or brick. On a test basis, a saving of 80% has been attained. This time factor will be critical for projects where a schedule is of concern. The use of e-block in construction can be performed by unskilled labor as compared to the skilled craftsmen that are required for a conventional cement block, concrete or brick wall. This is a very important consideration in construction, especially in areas where there is a shortage of skilled craftsmen and an abundance of unskilled labor. The Company views the development of e-block as a very economical substitute for conventional construction materials such as brick, lumber, or concrete and as a building product for the future.

      The Research and Development (R&D) arm of EBTI has studied the various machinery available to manufacturer hyper-compressed blocks and has developed a short list of suggested equipment manufacturers. Total cost of the E-Block Research and Development is $10,000.

Marketing

      On May 20, 1999, the Company and the Menavi Group of Companies (Menavi International Ltd., of Israel; Advance Cutting Center (Israel) Ltd.; and Advance Cutting Center Ltd. of Bangkok), based in Israel, formed a Joint Venture, known as Total Gem Management Ltd. (TGM).

      The formation of the TGM Joint Venture positioned ABFG as a fully vertically integrated company involved from the mining of precious stones through to the marketing of cut and polished gems, and fine pieces of quality jewelry. It is anticipated that product lines within ABFG's retail outlet, the Gemstore.com, a retail outlet within the Internet Shopping Mall, RodeoIsland.com will be increased as a result of the alliance. The GemStore.com will have access to world renowned jewelry designers, and precious stones such as diamonds thus being able to increase its product lines of designer jewelry, diamonds, and other precious stones. It is anticipated that there will be increased sales in the wholesale division with group lots of raw, processed, and cut and polished gems.

      Menavi International Ltd. is one of the most reputable companies in the industry. It's subsidiaries, Advance Cutting Center Ltd. and Advance Cutting Center (Israel) Ltd. utilize one of the most advanced computerized robot systems (Robogem) in the industry specially designed to increase yields and to deliver the perfect cut known as the "Carmel Cut" and are thus on the leading edge of the industry in technical expertise.

C.    Industry Background

      The information contained in this section is produced from a report prepared for the Company by Menahem Sevdermish and Avi Meirom of the Geological Institute For Precious Stones and Diamonds of Israel, principals of the Company's Joint Venture, TGM.

      Current market demand for wholesale polished sapphires is increasing. Upon an evaluation, the report indicates that the future sapphire market looks strong. Industry experts believe that retail sales of jewelry will reach $60 billion every year. It is estimated that of that $60 billion, nearly 20% ($12 billion) is in the sale of colored gemstone-set jewelry. Of this $12 billion, it is safe to assume that Sapphire-set jewelry accounts for 20% ($2.4 billion) of these sales. Factor in that retail jewelry is generally marked-up 100%, bringing the value to $1.2 billion. Also factor in that 30% of the actual set jewelry cost is for the metal (i.e., gold, silver, platinum) setting, which brings the total estimated market for loose polished sapphires used in the set jewelry totaling, approximately, $840 million annually. As a conservative estimate, The Gemological Institute for Precious Stone and Diamonds foresees the market for loose polished sapphires to range between $750 -- $900 million per year. The report stated that three main sectors of the sapphire market should be accounted for in calculating the "total" sapphire market: sales of reported loose polished sapphires; sales of shipped sapphire-set jewelry; and, sales of under-reported or non-reported polished sapphires.

Wholesale value of reported loose polished sapphires

      The wholesale value of reported polished sapphires in 1998 was estimated at $324 million and is represented in the following chart:


                  United States                      $ 150 million
                  Japan                              $  27 million
                  Europe                             $  75 million
                  Southeast Asia                     $  18 million
                  Others                             $  54 million
                  ------------------------------------------------

                  Total                              $ 324 million

      The Gemological Institute for Precious Stone and Diamonds reports that a strong US market, a relatively weak European market, and a recovering Asian market most likely puts the market, more realistically, at $300 million.

Sapphire shipped - set jewelry

      Today, the majority of sapphires reach the market already set in jewelry. It is estimated, by The Gemological Institute for Precious Stone and Diamonds, that the market for Shipped Sapphire-Set Jewelry is at least equivalent to that for Reported Loose Polished Sapphires, but more likely one-and-a-half times the size -- $340 -- $450 million.

Under-reported and non-reported sales of polished sapphires

      The ability to accurately depict the market for Under-Reported and Non-Reported Sales of Polished Sapphires, a common practice in the industry, is obviously impossible. However, conservative estimates by The Gemological Institute for Precious Stone and Diamonds place the value of this market at $150 million and even then, the value may be safely increased by 25%.

The importance of Internet shopping

      Since the advent of the World Wide Web (Internet), sales from this Retail source have expanded greatly. Sales in 1998 were 4.5 billion dollars, over 10 billion dollars in 1999 with a projection of over $119.3 billion dollars for Y2005 (Source: ACTIVMEDIA 02/2000). The Company elected to utilize this retail method for selling its mined precious stones in order to better control prices and to eliminate the middleman to increase profit.

The importance of the Company's Internet shopping mall

      The Company's Internet shopping Mall ("RodeoIsland.com.") was established. The Company then commenced expansion so that non-related entities could also avail themselves to "RodeoIsland.com" to sell their products. The Company's intent is to continue to use "RodeoIsland.com" as a major retail outlet for it's mined precious stones and to expand the site to other parties so that eventually the site will compete with the Mining Division of the company as a major source of income. In 1999, Club Rodeo was established which is a membership program allowing members to purchase goods and services at a discounted price. Members enroll with Club Rodeo, paying an annual membership for the right to purchase goods and services at a discounted price. Members would also qualify for purchase rebates and other rewards and benefits.

The importance of compressed clay housing in developing nations

      The e-block lends itself to many construction applications of particular importance to third world nations. The e-block can be dry stacked to form walls of buildings. An economic analysis shows up to a 66% savings in construction costs utilizing the e-block as opposed to traditional construction materials such as concrete or brick is possible. E-block construction is quicker than traditional methods and the construction can be undertaken by unskilled labor.

D.    Products

      The primary business of the Mining segment is to explore, develop, and exploit precious and semi-precious stones, process the precious and semi-precious stones, manufacture carat jewelry, market processed precious and semi-precious stones, market carat jewelry and other related products and services, such as internet development, hosting, marketing and broadcasting.

      Since the commencement of operations in 1997, the Company has acquired and retained interests in forty (40) precious stone mining perimeters in the Democratic Republic of Madagascar. These mining perimeters allow ABFG and Joint Venture Partners to explore, test, and mine for sapphires, corundum, emeralds, and garnet. With the acquisition of S&W, testing operations began on May 31, 1999. For the period ending December 31, 1999, ABFG's share of extracted mine grade sapphire ore from the mining perimeters was 238,532.2 grams. The cost of testing was $1,724,247 or $7.27 per gram. A typical grade of sapphire ore will yield .85 carats of polished stone for each one (1) gram of mine grade sapphire ore. The expected yield from the 238,532.2 grams of mine grade sapphire ore should yield 202,752.37 carats of polished sapphire stones.

      Since the commencement of operations in Madagascar in 1997, ABFG has implemented a buying program, purchasing raw sapphire stones. For the period ending December 31, 1999, ABFG purchased 184,500 grams of selected grade sapphire at a cost of $2,490,000 or $13.50/gram. Of the 184,500 grams purchased, 105,500 grams of selected grade sapphire ore has yielded 84,299.62 carats of polished sapphire stones at a cost of $5.83 per carat of finished stones.

      Since commencement of operations in 1997, ABFG has sourced several manufacturers of carat jewelry in the United States, Canada, Thailand and Israel. ABFG is reviewing and testing various manufacturers of jewelry to ensure the quality of the carat jewelry conforms to the price point structure established. ABFG has been able to establish manufacturing costs ranging from $18.45 per carat of precious stone for a simple design (sapphire stud earring) to $996.47 per carat of precious stone for an intricate design (women's sapphire ring with diamonds).

      The Marketing of the polished stones and jewelry is achieved by the establishment of an e-commerce enabled web store, TheGemstore.com (The Gemstore). The Gemstore was launched on the World Wide Web (Internet) on January 15, 1999. The Gemstore provides the consumer with a variety of carat jewelry containing sapphires. The consumer is able to purchase the carat jewelry through a secured e-commerce system. The e-commerce system used by ABFG has been certified secure by ePubliceye.com, InternetSecure Inc., I-stores.com, VISA International, and MasterCard International.

     On March 15, 1999, ABFG launched its Internet Shopping Mall, RodeoIsland.com (Rodeo Island) to house The Gemstore and other in-house developed Internet stores developed which include ArtonRodeo.com (Art On Rodeo), AdventureandTravel.com (Adventure and Travel), and VirtualVitamins.com (Virtual Vitamins). The objective of Rodeo Island is to provide a common area for consumers to visit and shop for goods and services. In doing so, consumers will be exposed to The Gemstore and thus increasing the sales of carat jewelry.

      Since the establishment of Rodeo Island, ABFG has been able to attract sixteen (16) independent storefronts to the Internet Shopping Mall. These additional storefronts allow ABFG to receive revenue in the form of space rental, advertising, commissions from affiliate programs and sales of products purchased at a wholesale level and sold at a retail level. Management of ABFG believe that the success of an Internet Shopping Mall will be the ability of the Internet Shopping Mall to attract consumers by making available a variety of products, the majority of which will be basic "Brick and Mortar" consumables.

      In order to maintain Rodeo Island ABFG's in-house stores and facilitate the addition of additional store fronts, ABFG established an Internet Solutions

Division (ISD) to provide design, development, production, maintenance and support. In addition to ISD, ABFG established ABFG-TV which is an Internet Broadcasting Division mandated to provide ABFG with advertising and promotional design and production for Radio, Television and Internet Broadcasting. Since the commencement of the ISD and ABFG-TV, these cost centers have been able to attract additional revenue by contracting their services to third parties.

      On November 4, 1999, Club Rodeo was established to provide a marketing platform for the products and services of Rodeo Island. Club Rodeo will offer memberships to consumers. As a member, the consumer will have various privileges such as substantial discounts on products and services. A member can purchase goods and services with discounts of up to 25% off Rodeo Island's published prices from ABFG in-house stores. Members would also receive cash rebates of up to 6% on goods and services based on their own volume purchases and residual income of up to 6% on purchases made by other members and "Passport" members referred to Club Rodeo by the member. Club Rodeo membership is renewable on an annual basis.

      The following tables include quarterly and year-to-date revenue and operating income by segment, as well as units mined through testing, bought, processed and sold.


                          American Benefits Group, Inc.
  Revenue and Operating Income (Loss) and Purchase/Mining Production by Segment
                             (Dollars in thousands)

----------------------------------------------------------------------------------------------------------------
         June 30, 2000                  1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Revenue by Segment:
Mining                                            11            17          N/A           N/A                28
----------------------------------------------------------------------------------------------------------------
Operating Income by Segment:
Mining                                             8             2          N/A           N/A                10
Corporate                                          0             0          N/A           N/A                 0
Development                                     (302)         (223)         N/A           N/A              (525)
Other                                             (5)           (4)         N/A           N/A                (9)
                                    ----------------------------------------------------------------------------
Net Income Before Tax                           (299)         (225)         N/A           N/A              (524)
----------------------------------------------------------------------------------------------------------------
Raw Mine Grade                          1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory(grams)                  69,925.3    316,306.21          N/A           N/A          69,925.3
1.       Production (grams)                172,880.9       1,226.0          N/A           N/A         174,106.9
2.       Buying (grams)                     79,000.0             0          N/A           N/A          79,000.0
                                    ----------------------------------------------------------------------------
Total Available: (grams)                   321,806.2     317,532.2          N/A           N/A         323,032.2
3.       Processed (grams)                   5,500.0             0          N/A           N/A           5,500.0
                                    ----------------------------------------------------------------------------
Ending Inventory (grams)                   316,306.2     317,532.2          N/A           N/A         317,532.2
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                      921         3,196          N/A           N/A               921
4.       Production (000's)                      778           109          N/A           N/A               887
5.       Buying (000's)                        1,580             0          N/A           N/A             1,580
                                    ----------------------------------------------------------------------------
Total Available: (000's)                       3,279         3,305          N/A           N/A             3,388
6.       Processed (000's)                       -83             0          N/A           N/A                --
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                       3,196         3,305          N/A           N/A             3,305
----------------------------------------------------------------------------------------------------------------
Polished Stones                         1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory (carats)                   293.6     23,924.80          N/A           N/A             293.6
7.       Processed (carats)                      0.0             0          N/A           N/A               0.0
8.       Buying (carats)                    23,631.2             0          N/A           N/A          23,631.3
                                    ----------------------------------------------------------------------------
Total Available: (carats)                   23,924.8     23,924.80          N/A           N/A          23,924.8
9.       Bulk Sales (carats)                       0           N/A          N/A           N/A                 0
10.      Processed (carats)                        0        452.77          N/A           N/A            452.77
                                    ----------------------------------------------------------------------------
Ending Inventory (carats)                   23,924.8     23,472.03          N/A           N/A         23,472.03
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                       19         2,788          N/A           N/A                19
11.      Production (000's)                        0                                                          0
12.      Buying  (000's)                       2,769           N/A          N/A           N/A             2,769
                                    ----------------------------------------------------------------------------
Total Available: (carats)                      2,788         2,788          N/A           N/A             2,788
13.      Bulk Sales (000's)                        0             0          N/A           N/A                 0
14.      Processed (000's)                         0            20          N/A           N/A                20
Ending Inventory (000's)                       2,788         2,768          N/A           N/A             2,768
----------------------------------------------------------------------------------------------------------------

                          American Benefits Group, Inc.
  Revenue and Operating Income (Loss) and Purchase/Mining Production by Segment
                             (Dollars in thousands)


----------------------------------------------------------------------------------------------------------------
         June 30, 2000                  1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------

Revenue by Segment:
Mining                                             0             0        1,209         3,832             5,041

----------------------------------------------------------------------------------------------------------------

Operating Income by Segment
Mining:                                            0             0          804         2,454             3,258
Corporate                                          0             0         (121)         (383)             (504)
Development                                      (79)         (115)        (105)        (2598)           (2,897)
Other                                              0             3           (1)           10               12
                                    ----------------------------------------------------------------------------
Net Income Before Tax                            (79)         (112)         577          (517)             (131)

----------------------------------------------------------------------------------------------------------------
Raw Mine Grade                          1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory(grams)                         0             0            0       5,500.0               0.0
15.         Production (grams)                                                       64,425.3          64,425.3
16.         Buying (grams)                                       0     25,500.0      80,000.0         105,500.0
                                    ----------------------------------------------------------------------------
Total Available: (grams)                           0             0     25,500.0     149,925.3         169,925.3
17.         Processed (grams)                                         -20,000.0     -80,000.0        -100,000.0
Ending Inventory (grams)                           0             0      5.500.0      69,925.3          69,925.3
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                                      0            0            82                 0
18.         Production (000's)                                                            838               838
19.         Buying (000's)                                                  175           640               815
                                    ----------------------------------------------------------------------------
Total Available: (000's)                                                    175         1,561             1,654
20.         Processed (000's)                                               -93          -640              -733
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                                                     82           921               921
----------------------------------------------------------------------------------------------------------------
Polished Stones                         1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory (carats)                   450.8         450.8        450.8         450.8             450.8
21.         Processed (carats)                                                                                0
22.         Buying (carats)                                           19,647.19      62,216.1          81,863.3
                                    ----------------------------------------------------------------------------
Total Available: (carats)                      450.8         450.8     20,098.0      62,669.9          82,314.1
23.         Bulk Sales (carats)                                       -19,647.2     -62,216.1         -81,863.3
24.         Processed (carats)                                                         -157.2            -157.2
                                    ----------------------------------------------------------------------------
Ending Inventory (carats)                      450.8         450.8        450.8         293.6             293.6
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                       31            31           31            38                31
25.         Production (000's)                                                                                0
26.         Buying  (000's)                                                 289           995             1,284
                                    ----------------------------------------------------------------------------
Total Available: (carats)                         31            31          320         1,033             1,314
27.         Bulk Sales (000's)                                             -282          -995             1,277
28.         Processed (000's)                                                             -19               -19
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                          31            31           38            19                19
----------------------------------------------------------------------------------------------------------------

                          American Benefits Group, Inc.
  Revenue and Operating Income (Loss) and Purchase/Mining Production by Segment
                             (Dollars in thousands)


----------------------------------------------------------------------------------------------------------------
         June 30, 2000                  1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------

Revenue by Segment:
Mining                                             0             0            0             0                 0
----------------------------------------------------------------------------------------------------------------
Operating Income by Segment                        0             0            0             0                 0
Mining:                                            0             0            0             0                 0
Corporate                                          0             0            0             0                 0
Development                                      (38)         (289)        (119)         (167)             (613)
Other                                            (18)            0            0            (4)              (22)
                                    ----------------------------------------------------------------------------
Net Income Before Tax                            (56)         (289)        (119)         (171)             (635)
----------------------------------------------------------------------------------------------------------------
Raw Mine Grade                          1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory(grams)                         0             0            0             0                 0
29.         Production (grams)                     0             0            0             0                 0
30.         Buying (grams)                         0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Total Available: (grams)                           0             0            0             0                 0
31.         Processed (grams)                      0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Ending Inventory (grams)                           0             0            0             0                 0
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                        0             0            0             0                 0
32.         Production (000's)                     0             0            0             0                 0
33.         Buying (000's)                         0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Total Available: (000's)                           0             0            0             0                 0
34.         Processed (000's)                      0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                           0             0            0             0                 0
----------------------------------------------------------------------------------------------------------------
Polished Stones                         1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory (carats)                       0             0            0             0                 0
35.         Processed (carats)                     0             0            0             0                 0
36.         Buying (carats)                        0             0            0         450.8             450.8
                                    ----------------------------------------------------------------------------
Total Available: (carats)                          0             0            0         450.8             450.8
37.         Bulk Sales (carats)                    0             0            0             0                 0
38.         Processed (carats)                     0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Ending Inventory (carats)                          0             0            0         450.8             450.8
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                        0             0            0             0                 0
39.         Production (000's)                     0             0            0             0                 0
40.         Buying  (000's)                        0             0            0            31                31
                                    ----------------------------------------------------------------------------
Total Available: (carats)                          0             0            0            31                31
41.         Bulk Sales (000's)                     0             0            0             0                 0
42.         Processed (000's)                      0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                           0             0            0            31                31
----------------------------------------------------------------------------------------------------------------

E.    Acquisitions and Business Strategies

      The process in the Democratic Republic of Madagascar to enable Corporations such as the Company to acquire sufficient Mining perimeters in order to make its mining operations financially viable requires the Company, depending on the type of Mining perimeter being acquired, to either incorporate a Malagasy Subsidiary to hold the Mining perimeter or to enter into an Agreement with Malagasy Nationals for these Malagasy Nationals to hold the mining perimeters in their name on the Company's behalf as a "Nominee". The "Nominee" is usually paid for their consent to act with a lump sum payment paid at the time the National and the Company enters into the Agreement. These Nationals will be the legal owner of the mining perimeters with either the Company, an acquired Malagasy Corporation or a newly created Malagasy Subsidiary Corporation to be the beneficial owner of the mining perimeters (similar to the North American practices of a mine Company having a lease-hold interest in the property).

      The Company, through its Director, Dror Moradov, sourced a number of mining perimeters in the Democratic Republic of Madagascar, which the Company believes to have Sapphires and Emeralds. These mining perimeters were acquired by the Company through the Company's purchase of shares in the Malagasy Corporations having the legal right to exploit the precious stones or through the establishment of Joint Ventures where the National holds the interest for the Company.

      The Company's first purchase occurred on the 26th day of August, 1997 when it acquired Ninety (90%) percent of the issued shares of SAO, a Corporation incorporated pursuant to the laws of the Democratic Republic of Madagascar. SAO held interests in mining perimeters, which the Company believed to have reserves of sapphires and emeralds. The purchase price for the Ninety (90%) per cent share holding was payment of Three Million (3,000,000) pre-dividend Common Shares of the Company to Fulcrum Holdings of Australia Inc. ("Fulcrum") a Corporation incorporated pursuant to the laws of the State of Delaware, being one of the United States of America. Fulcrum was party to an Agreement with SAO and certain of the Shareholders of SAO whereby Fulcrum agreed to purchase Ninety (90%) percent of the issued and outstanding shares of SAO in exchange for shares of a Publicly Traded Company and a covenant that Fulcrum would spend sufficient monies to enable production to occur from the mining perimeters owned or controlled by SAO. The Company was Assigned Fulcrum's position in the said Agreement with Saowani and the Shareholders with the consent of all parties for the consideration noted herein before. Director Dror Moradov was a Director of SAO.

      As a result of this transaction, Fulcrum became a registered shareholder of three million (3,000,000) pre-dividend Restricted Rule 144 Common Shares of the Company representing 37.6 percent of the Company's issued and outstanding shares at that time. Two Directors of the Company, Gerald E. Sklar and Dror Moradov collectively own 100% of the shares of Fulcrum Holdings of Australia, Inc.. Subsequently, SOA. lost its mining perimeter rights in Madagascar. However, SOA has been able to negotiate a joint venture with the owners of 3 of the previously lost mining perimeters.

      The Company's second purchase occurred on the 19th day of June, 1998 when it acquired 70% of the issued shares of World Gems Corporation S.A.R.L., a corporation incorporated pursuant to the laws of the Democratic Republic of Madagascar. The purchase price for the Seventy (70%) per cent share holding was payment of One Million (1,000,000) Restricted Rule 144 Common Shares of the Company and a Note Payable of $100,000 from the Company to Fulcrum Holdings of Australia Inc. ("Fulcrum") a Corporation incorporated pursuant to the laws of the State of Delaware, being one of the United States of America. Fulcrum was party to an Agreement with World Gems Corporation S.A.R.L. whereby Fulcrum agreed to purchase Seventy (70%) percent of the issued and outstanding shares of World Gems Corporation S.A.R.L. in exchange for shares of a Publicly Traded Company and a covenant that Fulcrum would spend sufficient monies to enable production to occur from the mining perimeters owned or controlled by World

Gems. The Company was Assigned Fulcrum's position in the said Agreement with World Gems and the Shareholders with the consent of all parties for the consideration noted herein before. Two Directors of the Company, Gerald E. Sklar and Dror Moradov collectively own One Hundred (100%) Per Cent of the shares of Fulcrum Holdings of Australia. After the purchase, Fulcrum held a position in the Company representing 40.08 percent of the Company's issued and outstanding shares at that time Subsequently, World Gems Corporation S.A.R.L. lost its mining perimeter rights in Madagascar and the Board of Directors elected to write off the investment in World Gems Corporation S.A.R.L. as worthless. The Note Payable of $100,000 was canceled with the approval of Fulcrum.

      The Company's third purchase occurred on the 11th day of May, 1999 when the Company acquired One Hundred (100%) Per Cent of the issued and outstanding shares of S & W, a Malagasy Corporation for and in consideration of Four Million Five Hundred Thousand (4,500,000) Restricted Rule 144 Shares of the Company from Carlyle Consulting Group Inc., a Corporation incorporated pursuant to the laws of the Grand Cayman Islands, the sole shareholder of Stones and Wood Corporation S.A.R.L.. The Company's purchase of the shares of Stones and Woods Corporation S.A.R.L. was made by American Benefits Group (Israel) Ltd., a One Hundred (100%) Percent owned Subsidiary of the Company. S & W owned the interests in 19 Type III mining perimeters for mining of corundum (sapphire and ruby deposits), as well as interests in several mining operations, including mining equipment. The Company also acquired interests in 18 Type I Mining perimeters for 497,000 Restricted Rule 144 Shares in Madagascar, individually owned by Malagasy Nationals, who were the Shareholders of S & W prior to Carlyle Consulting Group Inc.'s acquisition of the Shares. These 18 Type I mining perimeters are held by the Malagasy Nationals as nominees on behalf of S & W. These 18 Type I Mining perimeters are for Corundum and Garnet. Certain of S & W's mining perimeters are currently being tested through Stones and Wood's Joint-Venture Agreement with Adam Mining Company Ltd. (ADAMCO), a Malagasy Corporation, whereby Stones and Wood receives Twenty Five (25%) Per Cent of all testing obtained from ADAMCO's testing efforts on the mining perimeters as a Lease Payment.

Mining Development

      The Company has acquired testing and mining concessions on 40 mining perimeters in the Democratic Republic of Madagascar. The mining strategy is to test, explore and map out reserves for precious stones such as sapphires, emeralds, rubies, and other precious stones. Upon completing a reserve calculation the Company will perform an evaluation of the reserve and an economic analysis for the establishment of a viable mine operation. The testing and exploring will be completed based on a Work Program developed by the Company's Geologists and Engineers, Watts, Griffis and McOuat Limited.

Map Of Mine Area

      The first requirement is to produce a large-scale plan of the mine area which will provide a base on which to plot all of the information currently available, including topography, geology and the outline of the present workings. Ideally, the scale of this map would be about 1:5000, but not less than 1:10,000.

This same base plan will also be used to plot the locations of exploration pits, trenches and drill holes.

Pits And Trenches

      One site geologists would have studied the definitions of Proven and Probable Reserves so that they can develop a feel for the spacing of the pits and and/or trenches that will be required to meet the requirements. Pits and trenches would be spaced as follows:

o If the deposit occurs in the form of a wide blanket, whose length and width are somewhat similar, then the best approach will be to sink pits to bedrock at regular spacings on a grid, 50 meters for Probable Reserves and 25 meters for Proven Reserves.

o If the deposit is much longer in one dimension than the other, as it will be if it is confined to a drainage channel, then the best approach would be to dig trenches to bedrock across the deposit at intervals of about 50 meters for Probable Reserve and 25 meters for Proven Reserves.

      Accurate elevations of the collar and depth of each pit will be required, as well as a topographic profile of each trench.

Logging Of Pits And Trenches

      A visual inspection would be made of each pit and trench and a small sketch made to show the lithology encountered from surface to bottom. Particular notice would be paid to the distribution of the sapphires, whether they are randomly distributed throughout the host material, or occur in definite bands. If they do occur in definite bands, the thickness would be recorded.

Testing for precious stones

      The Company's testing procedure involves excavating raw material and placing this material into a soaking pit initiating the first stage extraction process. In the first stage, the material is soaked, breaking down the material into a paste or "rough slurry".

      The "rough slurry" is then moved to the second stage in a trommel, where large rocks, boulders and lumps are removed by a trommel screen with a 6" (minus) mesh. While the large rocks are rejected, they are continuously and rigorously inspected for embedded gems. The second stage process produces a "fine slurry".

      The "fine slurry" is then pumped into the third stage extraction plant, which separates the precious stones and captures them in locked jigger boxes while the waste water slurry flows into a tailing's settling pond where the water is held for reuse in the first stage.

      The precious stones are emptied from the locked jigger boxes at the end of each shift under strict security supervision where the shifts' production is weighed and recorded. The sorted precious stones are then put on a light table and re-run through a second stage sorting process to enable categorization by size and grade. The sorted stones are then recorded and placed in special locked boxes for shipment.

      To facilitate it's Malagasy Testing Operations, the Company has entered into 3 Agreements with Dove Gems & Jewelry Co. Ltd. for the purchase of testing equipment which will be transported from Thailand to the Company's Madagascar mine sites. The purchase price for the testing equipment was USD Five Hundred and Sixty-six Thousand Three Hundred Forty-nine dollars and forty-three cents (USD$566,349.43).

Processing Of Samples

      The volume of all of the material recovered from each individual pit and trench, or portion of a trench, would be measured, processed through a wash plant, and manually sorted to recover all of the sapphires in the sample. The grade of the sample in carats per cubic meter would then be estimated.

Estimation Of Reserves

      After all of the pits and/or trenches have been excavated and the samples have been processed for the particular area or site, the resulting information will be plotted on sections and used to complete an estimate of reserves.

      Upon completion of the mapping of the test holes, pits and trenches and the calculation of the estimate of the reserve, the Company would have the Company's independent Geologists and Engineers verify the results of the exploration work including the calculation of the estimate of reserves.

The personnel required to operate the Company's testing operations in The Democratic Republic of Madagascar are obtained from four sources.

      The first source of workers are trained Security Personnel. These individuals are all military trained, accustomed to living in "third world" conditions, have extensive security training and are familiar with the Democratic Republic of Madagascar.

      The second source of workers is from April Mining Ltd. April supplies the testing operations with supervisory licensed mechanics and heavy equipment operators. Most of the workers have double licenses with security experience. The majority of this group of workers has extensive experience in working and living in third world countries.

      The third source of workers is Dove Gems & Jewelry Co. Ltd. which augments April's heavy equipment operators with Thai operators fully trained in testing procedures and accustomed to living and working in third world countries.

      The final source of workers is local Malagasy laborers who form the majority of mine workers. These laborers will be trained as heavy equipment operators and mechanics by the April workers.

Transportation and finishing of precious stones

      From the mine sites, the stones are transported to Tel Aviv, Israel; Bangkok, Thailand and/or Sri-Lanka for cleaning and processing.. The stones will be transported either by way of an International Security Company, bonded and insured, or by the Company's own Security Division. The fee charged by the Sub-Contracted Factories for cleaning, heating, cutting and polishing of the stones averaged five ($5) dollars/carat.

Marketing of precious stones

      The marketing of the Company's mined precious stones is three-fold:

      Firstly, the Company will inventory the majority of its stones. Certain of the inventoried stones will be in a finished state and certain of the inventory will be in a raw state. The intent of inventorying a large percentage of production is to firstly not create an excess of product on the world market so as to devalue the retail price of the product and secondly to create a large enough inventory of stones so that the company will be in a position to use the inventory as collateral for any loans required in order for the company to meet its long term growth plans.

      Secondly, the Company will use it's inventoried production to either sell large quantities to particular buyers in a rough or finished state and to enable the Company to have sufficient reserves of product to withstand any run of the retail price.

      Thirdly, the Company will finish certain of its product to a jewelry state for sale over its Internet Shopping Mall, "RodeoIsland.com" and Club Rodeo. By eliminating the "middleman", the Company's net margins will be higher than could otherwise be expected and that the success of said sales will attract clients and consumers to the site thus increasing the profitability of the site in its own right.

Storage of precious stones

      The Company will utilize five storage locations for its mined precious stones: The first site will be in the Democratic Republic of Madagascar where the rough stones are extracted from the various mine sites and will be stored pending shipment to other sites. The Company has a highly trained Security Group, familiar with Madagascar and the mining industry, to safe guard the product in Madagascar. The cost of storage at a Company controlled storage location in Madagascar is far less than moving the product to world markets immediately upon being extracted and the security at the Company storage site is more protective than other sites available for raw product. Storage in Madagascar also affords the Company savings in Transportation Costs as controlled transportation of gems required for the Company's long-range goals will only be shipped off the island.

      The second storage site will be at the precious stone finishing facilities in Israel, Thailand or Sri Lanka. Only those stones required by the Company will be shipped to these facilities for finishing. While at the finishing facilities the gems are insured by both the Company and the finishing facility for the finished value of the stones.

      The third storage facility will be at the Company's New York Marketing Office, Total Gem Management, where sufficient finished stones will be inventoried in order for the Company to create a presence in New York and to generate sales from which the Company's web site will benefit as awareness of the Company's product becomes well known.

      The fourth storage site will be the Company storage facility in Calgary, Alberta, Canada where a clearing house will be created to enable the Company to meet its Internet retail sales and to store sufficient stones to conclude any financing or large scale sails.

      The fifth storage site will be in Israel at the vaults of Menavi International Ltd. This storage site has been selected for primarily finished stones in order for the Company to take advantage of the Israeli stone market and the advance cutting techniques only available in Israel.

F.    Mine Economic Analysis and Marketing Strategy

      Testing from ABFG's test mine site (which does not include the testing results from Joint Venture with ADAMCO) for the period May 30, 1999 to December 31, 1999 has resulted in the Company extracting 219,047 grams of sapphire mine grade ore after completion of Sort I. The Sort I process entails the removal of rock contaminants from the initial mining process. Upon completion of the Sort II, the mine grade ore yielded 212,572.5 or 96% of sapphire stones. The Sort II process entails the further grading of the precious stones and removal of non-precious stones that were not detected in the Sort I process. The Sort III process of the sapphire stones generated 108,589.2 grams of facet quality sapphires and 103,327.1 grams of cabochon quality sapphire stones. The Sort III process entails sorting the precious stones by grade and by size. Total weight produced through testing was 211,916.3 grams of sapphire stones. During this period, 18,483 m3 were processed yielding an average of 11.46 grams of sapphire stone (Post Sort III) per cubic meter. The yield, based on the testing performed, yielded 5.88 grams of facet quality sapphire per cubic meter and 5.59 grams of cabochon quality sapphire per cubic meter of ore processed.

      The sapphire stones from the testing have not been cut and polished as of the date of writing to establish the exact quality of the sapphire stones.

      The Company's Geologists and Engineers, Watts, Griffis and McOuat visited the test site, M-4, and in their report issued July 24, 1999, reported, based on 5,003 cubic meters mined, Facet quality sapphire stone yield of 5.82 grams per cubic meter and cabochon quality sapphire stone yield of 3.96 grams per cubic meter. The yield for Facet quality sapphire stone of 5.88 grams per cubic meter tested by the Company is consistent with the yield as reported by the Company's Geologists and Engineers at 5.82 grams per cubic meter. The average of Facet yield, as based on the Company's tests, had a range of 2.31 grams/m3 to a high of 13.44 grams/m3

The Company has developed an Economic Model for production using Economic and Modeling software, Crystal Ball 4.0(trademark of Decisioneering, Inc.), to perform a sensitivity analysis to estimate potential production of the current test mine site, M-4. The production model used the following assumptions:

          Hours of Work:
          Worst case:  0
          Best case:  18 (2 shifts)
          Most likely case:  14

          Excavation Production:
          Worst case: 8.37% of capacity (150m3) or 12.55 cubic meters per hour Best case: 100% of capacity (150m3) or 150 cubic meters per hour
          Most likely case:  27% of capacity (150m3) or 40 cubic meters per hour

          Production Yield:  (Ore Grade)
          Worst case:  0 grams per cubic meter
          Best case:  32.17 grams per cubic meter
          Most likely case:  11.46 grams per cubic meter

          Facet Grade - Sort III
          Worst case:  30%
          Best case:  60%
          Most likely case:  51.3%

          Cutting Wastage:
          Worst case:  85%
          Best case:  80%
          Most likely case:  83%

          Cut Stone Grade - Extra Fine
          Worst case:  0.00%
          Best case:  10.00%
          Most likely case:  3.00%

          Cut Stone Grade - Fine
          Worst case:  0.00%
          Best case:  20.00%

          Most likely case:  6.00%

          Cut Stone Grade - Good
          Worst case:  0.00%
          Best case:  30.00%
          Most likely case:  10.00%

          Mining Costs
          Worst case:  $14,000.00 per day
          Best case:  $8,400.00 per day
          Most likely case: $10,500.00 per day

          Cut Stone Pricing for 0.5 - 1.0 cts size (Gemstone price Reports, Gemworld International, Inc. vol. 15) US$/Carat:
          Commercial, grade 1                $   30.00
          Commercial, grade 2                $   50.00
          Commercial, grade 3                $   75.00
          Commercial, grade 4                $  125.00
          Good, grade 4                      $  125.00
          Good, grade 5                      $  185.00
          Good, grade 6                      $  250.00
          Fine, grade 6                      $  250.00
          Fine, grade 7                      $  450.00
          Fine, grade 8                      $  600.00
          Extra fine, grade 8                $  600.00
          Extra fine, grade 9                $1,000.00

Overview

      The model was run on a 10,000 trial basis. The results of the model indicate that daily production of sapphire ore can range from 228.72 grams to 94,478.91 grams with a median of 18,142.69 grams per day. The certainty of producing 18,169.65 grams per day is between .017 and .023.

      The yearly production of sapphire ore can range from 60,381.35 grams to 24, 942,432.12 grams with a median of 4,789,670.25 grams per year. The certainty of producing 4,789,670.25 grams per year is between .017 and .023.

      The cost of mining the sapphires ranged from $8,430.85 per day to $13,910.82 per day, with a median of $10,866.35 per day. The certainty of incurring the daily mining cost of $10,866.35 is between .016 and .022.

      The yearly production of polished facet quality stones ranged from 29,408.8 carats to 12,906,393.3 carats with a median of 1,937,785.4 carats.

      The market value of the inventory of facet quality stones ranged from $53.69 per carat to $182.79 per carat with a median of $108.98 per carat.

      The yearly market value of the polished facet quality stones ranged from $3,185,371.73 to $1,701,249,929.17 with a median of $208,200,546.14.

      The cost of the inventory of polished facet quality stones ranged from $2,627,957.26 to $69,470,251.87 with a median of $12,877,561.74.

      Based on the model, the average cost (median) of producing one carat of facet quality sapphire which includes the mining, cleaning, and processing ranged from $5.37 a carat to $104.51 per carat with a median of $6.63 per carat. This results in a gross margin, before selling costs, ranging from $48.32 per carat to $78.28 with a median of $102.35 per carat.

      Based on the median yearly production of polished facet stones to be 1,937,785.4 carats with a probability of .018 to .024, one can extrapolate that the yearly annual revenue from the sale of polished facet quality stones would be $211,179,852 with a gross margin of $198,332,336.

      The model is based on the assumption of a single mine operation and a zero value for the Cabochon quality sapphire stones.

Marketing strategy

      The Company plans to build up inventory of rough or unpolished sapphire ore and polished facet quality sapphire stones. The Company proposes to market 20% of polished facet quality sapphire stones, through bulk or wholesale sales to provide cash flow for the mining operations, overhead, and sales costs. Based on the economic model of producing 1,937,785.4 carats of polished facet quality sapphire stones, a 20% sale would result in a sale of 387,557 carats with a median market value of $108.98 per carat resulting in a gross revenue of $42,235,961. This would provide the Company with a pre-tax net profit of $13,235,961 after deducting for mining operations (estimated $13 million), overhead (estimated $12 million) and sales costs (estimated $4 million).

      The Company plans to market a further 20% of its inventory of polished facet quality sapphire stones by incorporating the sapphire stones into carat jewelry and marketing the carat jewelry on the Internet.

      The estimated cost of producing carat jewelry made using gold and in some cases incorporating diamonds to accent the sapphire has been established at $233.20 per carat of sapphire stone used. The retail value of the jewelry is valued at $765.00 per carat of sapphire stone used. This would result in jewelry costs of $90,378,292 with a market value of $296,481,105.

      The Company plans to retail the jewelry through their Internet shopping mall, RodeoIsland.com with a sale price being 80% of appraised retail value of the carat jewelry.

      The Company plans to further offer its carat jewelry at a discounted price of the RodeoIsland sales price to members of Club Rodeo at 75% of RodeoIsland sales price. Club Rodeo Members will receive cash rebates of up to 6% of the Club Rodeo price and residual income up to 6% for purchases made by customers referred to by the Club Rodeo member.

      The Company plans on retailing their carat jewelry products on the basis that 25% of the sales would be through RodeoIsland with the balance (75%) through Club Rodeo. The impact of this sales strategy would provide the Company with a weighted average of 65% of appraised retail value of the carat jewelry. Based on the Company planning to produce jewelry with 20% (387,557 carats), of the sapphire production, the revenue to the Company would be 65% of the appraised value of $296,481,105 or $192,712,718.

      Club Rodeo members would be eligible for a cash rebate on their purchases of up to 6% plus up to a further 6% residual income from purchases made by referrals. The Company has budgeted 10% of Club Rodeo sales for the rebate/residual income program. Based on the budgeted revenue through Club Rodeo of $133,416,497.00, it is estimated that $13,416,000 would be expended on the rebate/residual income program.

      The Company plans to advertise using print, radio and television media to promote and advertise their Internet Shopping Mall, RodeoIsland.com. The budget established for the advertising campaign is 10% of sales revenue or $19,271,000.

The projected yearly summary of the retail sales of carat jewelry would be as follows:

                  RodeoIsland sales                           $   59,296,000
                  Club Rodeo                                  $  133,416,000
                                                              --------------
                        TOTAL SALES                           $  192,712,000

                  Cost of Goods                               $   90,378,000
                                                              --------------
                  Gross Margin                                $  102,334,000

                  Less: Club Rodeo rebates                    $   13,341,000
                        Advertising                           $   19,271,000
                        Overhead @5%                          $    9,600,000
                                                              --------------

                             NET MARGIN                       $   60,122,000
                                                              ==============

The Company is an emerging Company and anticipates that it would be able to generate such retail sales over a planned growth period of five years. It is anticipated that the first years retail sales would be $13,000,000 or 7% of the overall planned sales.

Sales in the following years are projected as follows:

                  Year 2                   $  23,896,000
                  Year 3                   $  47,793,000
                  Year 4                   $  95,585,000
                  Year 5                   $ 192,712,000

Club Rodeo will be marketed. Each membership will be offered at $200.00 and renewed on an annual basis. The Company is planning to offer, as commission sales on memberships, 50% of the membership price to referring members. The administrative costs for establishing the membership and maintaining the membership is budgeted at $50.00 per member. This would result in membership sales margin of $50 per member on an annual basis. It is projected that each growth would be aggressive, and would be as follows at the end of each year:

                  Year 1                          9,360
                  Year 2                         36,000
                  Year 3                         79,920
                  Year 4                        141,120
                  Year 5                        219,600

The Company plans to introduce other products and services to RodeoIsland. The Company will be seeking to market products produced by other companies either through assignment, commission or portal basis. The Company will also be reviewing other products to manufacture and retail through RodeoIsland and Club Rodeo.

BUSINESS REVENUE STRATEGY

----------------------------------------------------------------------------------------------------------
          ($000,000's)            Year 1          Year 2          Year 3         Year 4         Year 5
          ------------            ------          ------          ------         ------         ------
----------------------------------------------------------------------------------------------------------

Bulk Sales                            42.2            42.2            42.2           42.2            42.2
----------------------------------------------------------------------------------------------------------
Retail                                13.0            23.9            47.8           95.6           193.0
----------------------------------------------------------------------------------------------------------
Memberships                            1.9             7.2            16.0           28.2            43.9
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
TOTAL REVENUE                         57.1            73.3           106.0          166.0           279.1
----------------------------------------------------------------------------------------------------------
COST OF GOODS
----------------------------------------------------------------------------------------------------------
     Mining                           13.0            13.0            13.0           13.0            13.0
----------------------------------------------------------------------------------------------------------
     Retail                            6.1            11.2            22.4           44.8            90.5
----------------------------------------------------------------------------------------------------------
     Membership                         .0             3.6             8.0           14.1            21.9
----------------------------------------------------------------------------------------------------------
Sales-Mining                           4.0             4.0             4.0            4.0             4.0
----------------------------------------------------------------------------------------------------------
Sales-Retail                           1.3             2.4             4.8            9.6            19.3
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
Total Cost of Goods                   25.3            34.2            52.2           85.5           148.7
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
GROSS MARGIN                          31.8            39.1            53.8           80.5           130.4
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
OVERHEAD
----------------------------------------------------------------------------------------------------------
Mining                                12.0            12.0            12.0           12.0            12.0
----------------------------------------------------------------------------------------------------------
Retail                                  .6             1.2             2.4            4.8             9.6
----------------------------------------------------------------------------------------------------------
Membership                              .5             1.8             4.0            7.1            11.0
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
TOTAL OVERHEAD                        13.1            15.0            18.4           23.9            32.6
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
PRE-TAX NET PROFIT                    18.7            24.1            35.4           56.6            97.8
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

G.    Competition

      Sapphires are mined, most notably, in 18 countries worldwide. Of these countries the Malagasy sapphire market competes directly with the Australian sapphire market production from which, due to the lower price of African goods, has dropped significantly in 1998 according to a report by Paul Mahler (a Canadian gem dealer). (This report can be found at http://canjewel.polygon.net/docs/mar99/gemmarket.html).

      With very little competition and the strong presence of the Malagasy sapphire on the world sapphire market, the Company believes that it is in a prime position to take advantage of a burgeoning demand for finished sapphire products and to take the lead in E-commerce sales of sapphire jewelry products.

H.    Workers

      The Company currently employs 266 full time workers and management believes that employee relations are good.

I.    Government

      The development, production and sale of stones is subject to federal, state, provincial and local regulation in a variety of ways, including environmental regulation and taxation. Federal, state, and local environmental regulations generally have a significant effect on all companies, including the Company, engaged in mining or other extractive activities, particularly with respect to the permit requirements imposed on such companies, the possibilities of project delays, and the increased expense required to comply with such regulations. The Company believes it is in compliance with all such regulations in all the jurisdictions in which it operates. The Company's management does not believe the Company's ability to proceed with its plans in a timely and commercially reasonable manner has been affected in a materially adverse way or in a significantly different manner from other such companies in the industry.

      Most operations involving the exploration for stones are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state, and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state, or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly and time-consuming and may delay commencement or continuation of exploration or production operations.

      Future legislation and regulations are expected to continue to emphasize the protection of the environment and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation and regulations, as well as future interpretation of existing laws may require substantial increases in capital and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. If Bills proposing changes to the mining laws of Madagascar, which could include royalty fees, are enacted they could have a significant effect on the ownership and operation of mining claims in Madagascar including claims owned or held by the Company. Although it is not possible to predict whether or in what form the government might enact changes to the mining laws, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company.

      Applicable laws and regulations require the Company to make certain capital and operating expenditures to maintain current operations and initiate new operations. The Company's estimate of expenditures required to comply with applicable regulations is included in all of its budgets for its projects. Although these costs are difficult to determine, the Company is not currently aware of any expenditures that are required in excess of budgeted amounts. The Company incurs expenditures for land reclamation undertaken in the normal course of operations in compliance with federal and state land restoration laws and regulations. Under certain circumstances, it may be required to close an operation until a particular problem is remedied or to undertake other remedial actions, however, the Company is not aware of the existence of any such circumstances at this time.

      The Company is subject to income taxes, state and local franchise taxes, personal property taxes, and state severance taxes levied by various governmental units in the countries in which the Company operates. State severance taxes vary between the states and, within a single state, the amount of tax, based on a percentage of the value of the stone being extracted, vary from one type of stone to another stone. The Company's operations are also subject to taxation by each locality in which it owns mining perimeters or does business.

      The Federal Trade Commission (FTC), which exercises jurisdiction over the advertising of jewelry, has in the past several years instituted enforcement actions against several jewelry companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees, agency cease and desist orders, judicial injunctions and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. There can be no assurance that the FTC will not question the Company's advertising in the future. The FTC has been very active in enforcing its requirements that companies possess adequate substantiation in their files for claims in product advertising.

      The Company intends to manufacture certain products pursuant to contracts with customers who will distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company will be subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, although some of the Company's customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control, the failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company. Governmental regulations in foreign countries where the Company plans to sell products may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations generally will be the responsibility of the Company's customers in those countries. Those customers are independent companies over which the Company will have no control.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

1999 compared to 1998

Overview


     The following should be read in conjunction with the Company's Financial Statements and the notes related thereto, contained elsewhere in this Form 10-SB/A (the "Report"). The Company intends that certain matters discussed in this Form 10-SB/A are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes", "anticipates", "expects", or "estimates", or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this report. Certain of such risks and uncertainties are described in close proximity to such statements or elsewhere in this report.


Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

      Except for the historical information contained herein, certain of the matters discussed in this report are "forward-looking statements," as defined in
Section 21E of the Securities Exchange Act of 1934, which involve certain risks and uncertainties, which could cause actual results to differ materially from those discussed herein including, but not limited to, risks relating to changing economic conditions, changes in the prices of minerals, the results of development and testing of the mining perimeters and actual mining and other risks disclosed in this report.

      The Company cautions readers that any such forward-looking statements are based on management's current expectations and beliefs, but are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements. Unless the context otherwise requires, the term "Company" refers to American Benefits Group, Inc.

      For 1999, the Company had its first sales since commencement of operations in 1997 which amounted to $5.041 million. The sales generated a gross margin of $3.255 million or 65%. There were no sales in 1998.

      On June 30, 1999, the Company had expended $2.99 million for Development during the year as compared to $.743 million in 1998.

      The Company had a development cost reduction of $100,000 as a result of a cancellation of a note payable due to the sellers of World Gem Corporation S.A.R.L. Management has elected to record the cancellation of debt on the World Gem transaction as a reduction of development costs as the write-off of the worthless subsidiary was charged to development costs.

      The net operating results for the Company resulted in a loss of $(.004) per share for 1999 compared to a loss of $(.03) per share in 1998.

Liquidity and capital resources

      The Company's main source of liquidity is its inventory of precious stones, jewelry and art. The precious stones are readily liquid and the amount in inventory when liquidated would not impact the market to cause a negative impact to the value of the inventory or the world market. The inventory consists of the following:

--------------------------------------------------------------------------------------------------------------------
                                      Dec 31/99                   Jun 30/99                  Jun 30/98
--------------------------------------------------------------------------------------------------------------------
                                                     COST         UNITS          COST        UNITS         COST
                                      UNITS         ($000)                      ($000)                    ($000)
--------------------------------------------------------------------------------------------------------------------

Rough, unprocessed stone (Grams)      317,532.2     $3,305        69,925.13     $  921       0           $    0
--------------------------------------------------------------------------------------------------------------------
Polished Gems (Carats)                23,472.03     $2,768        293.6         $   19       450.8       $   31
--------------------------------------------------------------------------------------------------------------------
Finished Jewelry (cost)               N/A           $    3        N/A           $    7       N/A         $    0
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

Art (cost)                            N/A           $   53       N/A            $   53      N/A          $   0
--------------------------------------------------------------------------------------------------------------------
TOTAL                                               $6,129                      $1,000                   $   31
--------------------------------------------------------------------------------------------------------------------

      The inventory value of $6.129 million for December 31, 1999 is valued at cost. The market value of the inventory has a value of $14.2 million on December 31, 1999, $1.2 million on June 30, 1999 and $90 thousand on June 30, 1998. The dramatic increase in market value is due principally to an inventory of cut and polished precious stones. The incremental cost of inventory from June 30, 1999 to December 31, 1999 increased by $5.0 million producing an increase in market value of $13 million or a ratio of 2.6 to 1.

      The higher inventory of precious stones, art and jewelry is primarily related to:

            i)   Increased testing of mine sites in Madagascar;

            ii)  Build up of polished gems stock;

            iii) Build up of art and jewelry inventory to ensure fulfillment of testing of the Internet Shopping Mall.

      Capital expenditures amounted to approximately $546 thousand for the first half of the year, $4.94 million in 1999 and $644 thousand in 1998. The capital expenditures of the Company were incurred in three areas: Development Projects, $4.1 million (accumulated December 31, 1999); Fixed Assets, $303 thousand (accumulated December 31, 1999); and Mining Concessions, $4.4 million (accumulated December 31, 1999).

      The majority of expenses for Development Projects are soft costs expended in development projects which included Mining Development (accumulated total $2.74 million, December 31, 1999), Internet Development (accumulated total $1.36 million, December 31, 1999), and E-Block Research and Development (accumulated total $10 thousand, December 31, 1999).

      The balance of the Capital Expenditures was for fixed assets which, on December 31, 1999, included $169 thousand for office furniture, $115 thousand for mine facilities and equipment, $19 thousand for the initial organization costs of the Company, and $4.4 million for the acquisition of SOA, S & W and the mining interests in 37 mining perimeters in Madagascar. Although the Company does not know the exact amount of Capital Expenditures it will incur, it estimates the capital required in 2000 will be in the range of $10-15 million. The Company plans to continue to increase its testing and development of the mining perimeters in Madagascar and in other countries, continue to develop and test the Internet Shopping Mall, RodeoIsland.com and continue to research and develop the e-block technology.

      The Company has current liabilities as of December 31, 1999 of $4.02 million which consists of Cost of Goods $2.6 million, Trade Payables $630 thousand and $775 thousand to a major shareholder of the Company. The Company has no lines of credit established and has contingent liabilities as of December 31, 1999 of $566 thousand for fixed asset purchase. The Company has a positive working capital of $2.1 million as of December 31, 1999 and a liquidity ration of 1.66 (current assets/current liabilities).

      The Company has financed its operations for the year end June 30, 1999 through sales, several equity issues and credit from a major shareholder. The equity issues for 1999 were $7.8 million resulting in the Company issuing 25,292,075 shares of common stock at an average price of $.3085 per share. The Common Stock was issued under Rule 504, $1 million, Rule 504, 10,000,000 shares at an average price of $.10 per share, and Rule 144, $6.3 million, 15,292,075 Rule 144 shares at an average price of $.4448 per share. Sales in 1999 amounted to $5.0 million. The Company expects that the future growth of the Company will be financed from internally generated funds, additional capital injection by the major shareholder, bank lines of credit, establishment of a subordinated debt secured with the precious stone inventory, and continuation of its equity program.

      The Board of Directors of the Company have not declared a cash dividend or dividend in kind as of December 31, 1999.

Additional information

      The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

      The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in accordance with the Commission, such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov.

ITEM 3. DESCRIPTION OF PROPERTY

      The principal physical mining perimeters owned or leased by the Company are as follows:

Corporate office

      The registered corporate office is located at 10 Fairway Drive, Suite 307, Deerfield Beach, Florida, 33441. These premises are 200 sq. ft, and cost the Registrant $500 per month (inclusive of operating costs) on a month to month basis.

Marketing and Internet operations office (executive office)

      The Company's marketing and Internet office is located at 900, 840 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3G2. These premises are approximately 13,325 sq. ft, lease from a company owned by a principal of the Company on a month to month basis, and cost the Registrant $4.50 per sq. ft. per year rent. Operating costs, at cost, are $6.71 per square foot per year.

Madagascar Office

      The Malagasy Office is located Lot 152E Bis Amborompotsy, Talatamaty, Antananarivo 105, Madagascar. These premises are approximately 2500 sq. ft. and cost the Registrant $600 per month rent and operating costs of $ 300 per month. The Registrant became the lessee on 1st November 1997 and the lease is on a month to month basis

Saowani Development S.A.R.L. Mining perimeters

      The Company (SAO) is partner to a joint venture with Ms. Eliana Georgette Samuel Harinoro whereby SAO was given exclusive rights to explore and test on three (3) emerald bearing mining perimeters (these mining perimeters were part of the original 13 mining perimeters of SAO). The Joint Venture commenced in June 1999, SAO will fund the exploration and testing of the mining perimeters. Profits arising from the Joint Venture will be distributed on a basis of 80% to SAO and 20% to Ms. Harinoro. The Mining perimeters are classified as Type I mining perimeters.

      The Registrant's subsidiary interest in the permits is as joint venture partner. There are no encumbrances registered against the title to the lands or the permits. The terms of the permits is two (2) years renewable exploitation permits for the emerald and sapphires mining perimeters and four (4) years research permits, which can be changed to thirty (30) years exploitation renewable permits for the gold. There are fixed costs regarding the renewal of the permits. This cost is a government tax which is not exceeding $ 200 per perimeter per annum. This agreement secures SAO interest in the mining perimeters for its commitment to arrange the investment needed for the development of the permits. The Registrant has the sole right to mine each of the mining perimeters. There is no need for the Registrant to insure its mining perimeters interests as there is no danger of the `stones' being destroyed or damaged by an insurable peril.

S & W

      The Company has acquired interests in 37 mining perimeters through its acquisition of S & W by its subsidiary American Benefits Group (Israel) Ltd. The mining perimeters consist of 18 Type I mining perimeters and 19 Type III mining perimeters. The Type I mining perimeters allow ABFG to test for Corundum on 17 mining perimeters, Garnet on 11 mining perimeters and Sapphires on 5 mining perimeters. The Type III mining perimeters allow ABFG to test, explore and exploit on all 19 mining perimeters for Corundum.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information as of April 3, 2000, with respect to the beneficial ownership of common stock by (i) each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding common stock, (ii) each Director of the Company, and (iii) all executive Officers and Directors of the Company as a group:

Name and Address                                           Amount and Nature                       Percent
of Beneficial Owner                                     of Beneficial Ownership                    of Class
-------------------------------------                -----------------------------             --------------

Fulcrum Holdings of Australia, Inc.                          14,500,000                               20.95%
Gerald E. Sklar, beneficial owner 85%
Dror Moradov, beneficial owner 15%
1 South Ocean Blvd., Suite 301
Boca Raton, Florida 33432

Carlyle Consulting Company Ltd.                               4,500,000                                6.50%
P.O. Box 792
Cayman Island, BVI

Jerry G. Mikolajczyk                                          1,400,000                                2.02%
10 Fairway Drive, Suite 307
Deerfield Beach, Florida 33441

Gerald E. Sklar                                               1,400,000                                2.02%
900, 840 7th Avenue, SW
Calgary, Alberta T2P 3G2
Canada

Dror Moradov                                                  1,400,000                                2.02%
115A Maibahoaka
Ivato Antananarivo 105, Madagascar

Peter D. Jones                                                  400,000                                0.58%
900, 840 7th Avenue SW
Calgary, Alberta T2P 3G2
Canada

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The President, CEO, CFO and Director of the Registrant is Jerry G. Mikolajczyk. Jerry is 46 years old and for the past several years was directly involved in large development companies. Jerry was appointed to his positions August 26th 1997 and will stand for re-election as director at the next annual meeting of shareholders for a further one year term.

      The Vice President and Director of the Registrant is Gerald Sklar. Gerald is 61 years old and has been involved in public companies for the past several years. Gerald was appointed to his positions July 16th, 1997 and will stand for re-election as director at the next annual meeting of shareholders for a further one year term.

      The Vice President and Director is Dror Moradov. Dror is 36 years and has been involved in mining and gem operations in Israel Thailand and Madagascar for the past thirteen years. Dror was appointed to his positions August 26th, 1997 and will stand for re-election as director at the next annual meeting of shareholders for a further one year term.

DIRECTORS AND EXECUTIVE OFFICERS

     Name                        Age          Position

     ----                        ---          --------

     Jerry George Mikolajczyk    46         President,  CEO, CFO, and Director
     Gerald E. Sklar             61         Vice-President and Managing Director
     Dror Moradov                36         Vice-President and Director

DIRECTOR COMPENSATION

      All Directors of the Company or any of it's Subsidiaries, past and present, have received no compensation from the Company save and except for payment of their valid Company expenses..

ITEM 6.  EXECUTIVE COMPENSATION

      Summary compensation table (Annual compensation)

Name and Principal                                                       Salary ($) and Other Annual
     Position                                        Year                        Compensation
------------------                                   ----                ---------------------------
Jerry G. Mikolajczyk - President, CEO & CFO          1997                             0
                                                     1998                             0
                                                     1999                             0
Gerald E. Sklar - Vice President                     1997                             0
                                                     1998                             0
                                                     1999                             0
Dror Moradov- Vice President                         1997                             0
                                                     1998                             0
                                                     1999                             0


Underlying Options

      The Company, to date, has not granted any options to purchase stock of the Company to any individuals.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The Company's first acquisition occurred on the 26th day of August, 1997 when it acquired Ninety (90%) percent of the issued shares of SAO ("Saowani") a Corporation incorporated pursuant to the laws of the Democratic Republic of Madagascar. The acquisition was made through an Assignment of another parties interest in an Agreement with Saowani for the third party's purchase of the Saowani shares. The Company's purchase price for the Ninety (90%) per cent share holding was payment of Three Million (3,000,000) Rule 144 Common Shares of the Company to Fulcrum Holdings of Australia Inc. ("Fulcrum") a Corporation formed pursuant to the laws of the State of Delaware. Fulcrum was the party to the Agreement with Saowani and certain of the Shareholders of Saowani whereby Fulcrum agreed to purchase Ninety (90%) percent of the issued and outstanding shares of Saowani in exchange for shares of a Publicly Traded Company and a covenant that Fulcrum would spend sufficient monies to enable production to occur from the mining perimeters owned or controlled by Saowani or its Shareholders. The Company was Assigned Fulcrum's position in the Agreement with Saowani and the Shareholders with the consent of all parties concerned for the previously noted consideration including the covenant to expend sufficient monies to enable production from the Saowani Mining perimeters to result.

      As a result of this transaction, Fulcrum became a Registered Shareholder of Three Million (3,000,000) Restricted Rule 144 pre-dividend Common Shares of the Company representing Thirty Seven and Six Tenths ( 37.6%) Per Cent of the Company's issued and outstanding stock at that time. Two Directors of the Company, Gerald E. Sklar and Dror Moradov collectively own One Hundred (100%) Per Cent of the shares of Fulcrum Holdings of Australia, Inc..

      The Company's second purchase occurred on the 19th day of June, 1998 when it acquired 70% of the issued shares of World Gems Corporation S.A.R.L., a corporation incorporated pursuant to the laws of the Democratic Republic of Madagascar. The purchase price for the Seventy (70%) per cent share holding was payment of One Million (1,000,000) Restricted Rule 144 Common Shares of the Company plus a Note Payable in the amount of One Hundred Thousand ($100,000.00) Dollars to Fulcrum. Fulcrum was party to an Agreement with World Gems and certain of the shareholders of World Gems whereby Fulcrum agreed to purchase Seventy (70%) percent of the issued and outstanding shares of World Gems in exchange for shares of a Publicly Traded Company and a covenant that Fulcrum would spend sufficient monies to enable production to occur from the mining perimeters owned or controlled by World Gems or its shareholders. The Company was Assigned Fulcrum's position in its Agreement with World Gems and the Shareholders with the consent of all parties for the consideration previously noted.

      As a result of this transaction Fulcrum became a Registered Shareholder of a further One Million (1,000,000) Restricted Rule 144 Common Shares of the Company for consideration of $1,000. Two Directors of the Company, Gerald E. Sklar and Dror Moradov, collectively own One Hundred (100%) Per Cent of the shares of Fulcrum Holdings of Australia, Inc. Upon completion of this purchase, it gave Fulcrum a position in the Company representing Forty and Eight Hundredths ( 40.08%) Per Cent of the issued and outstanding shares.

      Subsequent to this transaction World Gems forfeited the Perimeter Rights it had acquired in Madagascar and the Company's Board of Directors elected to write off it's investment in World Gems as worthless. The One Hundred Thousand ($100,000.00) Dollar Note Payable to Fulcrum was written off with the consent of Fulcrum.

      The Company entered into an Agency Agreement on July 1, 1997, with Gerald Sklar, Managing Director and shareholder of the Company, and with Trikal International Management Limited to perform services on behalf of the Company. The Agency Agreement allowed Gerald E. Sklar and Trikal to incur expenses on behalf of the Company and its subsidiaries and that the Company and its subsidiaries agree to reimburse Gerald E. Sklar and/or Trikal for all expenses incurred plus reasonable overhead cost reimbursements. On December 31, 1999, the Company owed Trikal $775,194 for expenses paid by Trikal in excess of cash advances from the Company.

ITEM 8. DESCRIPTION OF SECURITIES

      The Registrant has two hundred ten million (210,000,000) authorized shares of which two hundred million (200,000,000) are Common Voting Shares with no par value and ten million (10,000,000) are Preferred Shares with a par value of ten ($10.00) dollars per share.

Common Stock

      Pursuant to the company's Certificate of Incorporation, the Board of Directors has authority to issue up two hundred million (200,000,000) shares of Common Stock at no par value. As of April 3, 2000 there were 69,219,075 shares of Common Stock outstanding and 205 holders of record of Common Stock. Each holder of common Stock is entitled to one vote for each share hold on all matters. Cumulative voting in elections of Directors and all other matters brought before Stockholders Meetings, whether they be annual or special, is not provided for under the Company's Certificate of Incorporation or By Laws. However, under certain circumstances, cumulative voting rights in the election of the Company's Directors may exist under Florida law. See "Description of Capital Stock Application of Florida General Corporate Law." The holders of Common Stock will be entitled to receive such Dividends if any as may be declared by the Board from time to time out of legally available funds, subject to any Preferential Dividend Rights of any outstanding shares of Preferred Stock. Upon the liquidation , dissolution, or winding up of the Company, the holders of the Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock. The holders of Common Stock are not entitled to Preemptive, Subscription, Redemption, or Conversion Rights. The rights, preferences and privileges of holders of Common Sock are subject to, and may be adversely affected by, the rights of any series of Preferred Sock which the Company may designate and issue in the future.

Preferred Stock

      Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the Stockholders, to issue up to TEN MILLION (10,000,000) Shares of Preferred Stock, in one or more series and to fix the designation, powers, preferences, privileges and relative participating, optional or special rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without Stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of Management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of Common Stock. As of the date of this Form, the are no issued and outstanding shares of Preferred Stock.

Registration Rights

      There are no particular Registration Rights for shares of the Company in effect.

Transfer Agent and Registrar

      Florida Atlantic Stock Transfer Company has been appointed as the Transfer Agent and Registrar for the Company's Common Stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The common stock is currently quoted on the National Daily Quotation

Bureau's "Pink Sheets" under the symbol "ABFG." The following table sets forth the high and low last sale prices for the common stock for each fiscal quarter, or interim period, in which the common stock has been publicly traded. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

         Quarter Ended                      Low                        High
         -------------------               ------                     -------
         September 30, 1998                $ .562                     $ .843
         December 31, 1998                 $ .281                     $ .468
         March 31, 1999                    $ .36                      $ .40
         June 30, 1999                     $ .375                     $ .50
         September 30, 1999                $ .15                      $ .25
         December 31, 1999                 $ .13                      $ .16
         March 31, 2000                    $ .35                      $ .42

      The closing sales price on April 3, 2000 reported on the Pink Sheets was $0.37 per share of common stock.

      To date, the Company has not paid any cash dividends on its common stock. On November 18, 1998, the Company forward split its common stock on a three for one basis.

ITEM 2. LEGAL PROCEEDINGS

      Other than litigation in the ordinary course of business, the Company is not presently a party to any material litigation nor to the knowledge of management is any litigation threatened against the Company which would materially affect the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      There have been no disagreements between the Registrant and its Accountants. The Registrant has retained the services of three different Accountants during its first three years of operation, all at the direction of its Directors.

      The first financial statements for the period ending June 30, 1996 were prepared by Messrs. Daskal, Boulton et. al. of Boca Raton, Florida. These accountants were retained by the prior management of the Registrant.

      The second year's financial statements for the period ending June 30, 1997 were prepared by Messrs. Sweeney Gates et. al. of Fort Lauderdale, Florida. These accountants were known to the prior management of the Registrant and in order to effect an orderly transition of accounting information were retained by new management to prepare the second year's financial statements.

      Subsequent financials will be prepared by Messrs. Moffitt and Company of Scottsdale, Arizona, who are the Accountants selected by the current management of the Registrant.

      The five audited financial statements prepared for the years ended June 30th, 1996, June 30th 1997, Dec 31, 1997, June 30, 1998, and June 30, 1999;and
two unaudited (Review) financial statements for the periods ending September 30, 1999 and December 31, 1999 disclosed no adverse opinions, disclaimer of opinion or was qualified or modified as to uncertainty, audited scope, or accounting principles. The election of management to change accountants was in no way related to the opinions expressed by the accountants nor did any of the accountants refuse to act for the Registrant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      In February 2000, the Company issued an aggregate of 15,395,000 Shares of Common stock to an aggregate of 44 officers, workers and consultants of the Company as additional compensation for services rendered. The value of the shares on the date of issuance was $1,438,581.00. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In November 1999, the Company issued 2,358,000 Shares of Common stock to Falcon Energy of Illinois, Inc. (Falcon). This issue was part of an unfilled issue. On December 30, 1998, Trikal International Management, Limited ("Trikal") subscribed for 3,858,000 shares of the Company's common stock for $.069 per share. This subscription was made pursuant to an agreement with Falcon Energy of Illinois ("Falcon") whereby Trikal would subscribe and have the Shares registered in the name of Falcon in consideration and satisfaction of a debt owed by Trikal to Falcon of $266,100. This debt is reflected in a Promissory Noted dated November 6, 1998. The Company subsequently issued 1.5 million Shares leaving a balance of 2,358,000 which should have been issued as part of the original subscription which was made pursuant to Rule 504 of Regulation D.

      In October 1999, the Company issued 1,000,000 Shares of Common stock to Saul Ben-Heim of Israel in connection with services rendered. The value of the Shares on the date of issuance was $57,500. The Shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In October 1999, the Company issued an aggregate of 225,000 Shares of Common stock to 9 consultants of the Company as additional compensation for services rendered. The value of the shares on the date of issuance was $19,935. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In June 1999, the Company issued an aggregate of 5,220,000 Shares of Common stock to 36 workers and consultants as additional compensation for services rendered. The value of the shares issued on the date of issuance was $1,096,200. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      From February 1999 through June 1999, the Company issued and sold an aggregate of 7,410,075 Shares of Common stock to an aggregate of 47 accredited investors. The Common Shares were sold pursuant to an offering of Rule 144 Common Stock at a unit price of $.30 per unit. The aggregate sale resulted in an aggregate offering of $2,223,025. The units were issued without registration under the Securities Act in reliance on the exemption from registration provided by Rule 144 and Section 4(2) promulgated under the Securities Act of 1933, as amended.

      In June 1999, the Company issued and sold 23,000 Common Shares to Dove Gems & Jewelry Co., Ltd. in exchange for a deposit on equipment. The value of the shares on the date of issuance was $23,055. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In May 1999, the Company's subsidiary, American Benefits Group (Israel) Ltd., purchased certain assets of Carlyle Consulting Corporation in exchange for the Company's issuance of 4,500,000 Shares of Common stock. The value of the shares on the date of issuance was $3,151,891.13. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In May 1999, the Company's subsidiary, American Benefits Group (Israel) Ltd., purchased certain assets of Marc Suzannah in exchange for the Company's issuance of 497,000 Shares of Common stock. The value of the shares on the date of issuance was $348,108.87. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      From December 1998 through to May 1999, the Company issued and sold to 14 accredited investors 10,000,000 Units, each Unit consisting of 1 share of Common stock at an average price $.10 per Unit for an aggregate offering price of $1,000,000. The Units were issued without registration under the Securities Act in reliance on the exemption from registration provided by Regulation D promulgated under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

      Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or to limit a director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section
607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit.
Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

      The Company's By-laws provide each director or officer of the corporation shall be indemnified as of right to the fullest extent permitted by current or future legislation or by current or future judicial or administrative decisions against any fine, liability, cost, or expense, including attorneys' fees, asserted against or incurred by the director or officer. The corporation can agree to grant the same right of indemnification to other agents or workers of the corporation and to persons serving at the request of the corporation as its representative in the position of a director, officer, agent, or employee of another enterprise. The right of indemnification shall extend to the heirs, personal representatives, and estate of each person granted the right pursuant to the preceding sentences. The right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The corporation may maintain insurance at its expense to protect itself and any such person against any fine, liability, cost, or expense, whether or not the corporation would have the legal power to directly indemnify the person against that liability.

      The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.


                                    PART F/S

FINANCIAL STATEMENTS


      The audited financial statements of the Company, prepared by Moffitt & Company, P.C. Certified Public Accountants, 5040 East Shea Boulevard, Suite 270, Scottsdale, Arizona 85254 required by Regulation S-X commence on page F/S 1 hereof in response to this Item of this Registration Statement on Form 10-SB/A and are incorporated herein by this reference.


                                    PART III

ITEM 1. INDEX TO EXHIBITS
  2     Reorganization Agreement (not applicable)

  3     (i)      Articles of Incorporation and Amendments thereto
  3     (ii)     Amended and Restated By-Laws

  4     Instruments defining the rights of holders (refer to exhibit 3)

  9     Voting Trust agreement  (not applicable)

 10     Material contracts:

        1. Agreement to purchase shares of Saowani Development S.A.R.L. from Fulcrum; Letter of Intent; Assignment Agreements dated 7/97 and 8/97
        2. Agreement to purchase shares of American Benefits Group from Fulcrum Share Purchase Agreement between Fulcrum and World Gems Corporation S.A.R.L.
        3.  Agreement to purchase shares of Trump Oil Ltd. from Gerald Sklar
        4. Agreement to purchase shares of Stones & Wood from Carlyle Consulting Corporation, Ltd.
        5. Memorandum of Understanding for Joint Venture Agreement with Menavi Group; Amendment to Agreement .
        6. Memorandum of Understanding for Joint Venture Agreement with Dove Gems & Jewelry Co., Ltd.
        7. Joint Venture Agreement between Ms. Eliana Georgette Samuel Harinoro and Saowani Development S.A.R.L.
        8.  Mining Agreement between Adam Mining Company Ltd. and S & W
        9. Agency Agreement between American Benefits Group, Inc. and Gerald Sklar and Trikal International Management Ltd.
        10. Mining Agreement between American Benefits Group, Ltd. and April Mining Group, Ltd.

 11 Statement re: Computation of per share earnings (see Footnotes in Financial Statements)

 21     Subsidiaries of the Registrant

 24     Power of Attorney (not applicable)

 27     Financial Data Schedule

 99 A Technical Review of Sapphire Mining perimeters in Northern Madagascar for American Benefits Group, Inc.



                                   SIGNATURES


      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-SB/A to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        American Benefits Group, Inc.


May 16, 2000                            /s/ Jerry G. Mikolajczyk
                                        ----------------------------------------
                                        President, Chief Executive Officer and
                                        Chief Financial Officer


                                        /s/ Gerald E. Sklar
                                        ----------------------------------------
                                        Vice-President



                          AMERICAN BENEFITS GROUP, INC.
                                AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT ACCOUNTANTS' REVIEW REPORT..............................         1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet...................................         2

       Consolidated Statements of Comprehensive (Loss)..............         3

       Consolidated Statements of Operations........................         4

       Consolidated Statement of Shareholders' Equity...............       5 - 6

       Consolidated Statements of Cash Flows........................       7 - 8

       Notes to Consolidated Financial Statements...................      9 - 18



                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Board of Directors

American Benefits Group, Inc. and Subsidiaries
(Development Stage Companies)
Deerfield Beach, Florida

We have reviewed the accompanying balance sheet of American Benefits Group, Inc. and Subsidiaries (Development Stage companies) as of December 31, 1999, and the related statements of comprehensive (loss), operations, shareholders' equity and cash flows for the six months then ended and for the period July 1, 1997 (date of development stage) to December 31, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of American Benefits Group, Inc. and Subsidiaries.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Moffitt & Company, P.C.
-----------------------------------
Moffitt & Company, P.C.
Scottsdale, Arizona

February 23, 2000



                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999
                                   (UNAUDITED)

                                     ASSETS


CURRENT ASSETS
  Cash and cash equivalents                            $           360
  Accounts receivable                                            6,132
  Refundable taxes                                              30,125
  Inventories                                                6,128,090
                                                       ---------------

     TOTAL CURRENT ASSETS                                                $ 6,164,707

PROPERTY AND EQUIPMENT                                                       204,961

OTHER LONG-TERM ASSETS
  Unamortized mining perimeters                                            4,332,041

OTHER ASSETS
  Investment in joint venture - Total Gem Management            17,300
  Deposits                                                      76,874
                                                       ---------------

     TOTAL OTHER ASSETS                                                       94,174


                                                                         -----------

     TOTAL ASSETS                                                        $10,795,883
                                                                         ===========




                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable
      Inventory - Menavi Group                       $ 2,600,000
      Trade                                              630,548
      Related entities                                   797,070
                                                     -----------

          TOTAL CURRENT LIABILITIES                                $  4,027,618

MINORITY INTEREST DEFICIENCY                                             (6,807)

SHAREHOLDERS' EQUITY
   Preferred stock
      Par value - $10 per share
      Authorized - 10,000,000 shares
      No shares are issued or outstanding
   Common stock
      No par value
      Authorized 200,000,000 shares
      Issued and outstanding - 53,824,075 shares       8,418,563
   Cumulative currency translation adjustment              6,634
   Retained earnings (deficit)                          (372,194)
   Deficit accumulated during the development
      stage                                           (1,277,931)
                                                     -----------

          TOTAL SHAREHOLDERS' EQUITY                                  6,775,072
                                                                   ------------
          TOTAL LIABILITIES AND SHAREHOLDERS'
           EQUITY                                                  $ 10,795,883
                                                                   ============

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO DECEMBER 31, 1999
                                   (UNAUDITED)

                                                                 July 1, 1997
                                                                   (Date of
                                               Six Months         Development
                                                 Ended             Stage) to
                                           December 31, 1999   December 31, 1999
                                           -----------------   -----------------

NET (LOSS)                                    $   (514,675)      $ (1,277,931)

OTHER COMPREHENSIVE INCOME
   Foreign currency translation adjustments         (9,390)             6,634
                                              ------------       ------------

NET COMPREHENSIVE (LOSS)                      $   (524,065)      $ (1,271,297)
                                              ============       ============

NET (LOSS) PER COMMON SHARE

   Basic and diluted                          $       (.01)
                                              ============

AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING

   Basic and diluted                            52,774,075
                                              ============

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO DECEMBER 31, 1999
                                   (UNAUDITED)



                                                                        July 1, 1997
                                                                          (Date of
                                                    Six Months           (Development)
                                                      Ended               Stage) to
                                                December 31, 1999     December 31, 1999
                                                -----------------     -----------------

REVENUE - SALE OF GEMS FROM TESTING                $    27,706          $ 5,068,207
                                                   -----------          -----------

COST AND EXPENSES
   Purchases, commissions and fees for test gems        17,917            1,800,549
   Development costs                                   524,464            4,552,400
                                                   -----------          -----------

          TOTAL COST AND EXPENSES                      542,381            6,352,949
                                                   -----------          -----------

NET (LOSS) BEFORE MINORITY INTERESTS                  (514,675)          (1,284,742)

MINORITY INTEREST IN LOSS OF
   CONSOLIDATED SUBSIDIARY                                   0                6,811
                                                   -----------          -----------

NET (LOSS)                                         $  (514,675)         $(1,277,931)
                                                   ===========          ===========


       See Accompanying Notes and Independent Accountants' Review Report.


                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)



                                          Preferred Stock                        Common Stock                  Additional
                                    --------------------------            ---------------------------            Paid in
                                    Shares              Amount            Shares               Amount            Capital
                                    ------              ------            ------               ------        ---------------


BALANCE, JULY 1, 1997                                                     1,683,000      $      1,683        $       475,750

CHANGE IN PAR VALUE                                                                           475,750               (475,750)

ISSUANCE OF COMMON
   STOCK FOR CASH                                                         3,300,000            60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                         3,000,000                36



REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                                           15,966,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                              1,000,000             1,000

NET (LOSS) FOR THE SIX
   MONTHS ENDED
   DECEMBER 31, 1998
                               -------------        ------------        -----------      ------------       ---------------
BALANCE,
   DECEMBER 31, 1998                       0                   0         24,949,000           538,469                     0

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)



                                                                            Deficit
                                 Cumulative                               Accumulated                                 Total
                                  Currency            Retained            During the                               Shareholders'
                                 Translation          Earnings            Development         Shareholder             Equity
                                 Adjustment           (Deficit)              Stage             Receivable            (Deficit)
                              ----------------    -----------------    ----------------     ---------------       -------------

BALANCE, JULY 1, 1997         $              0    $       (353,788)    $              0     $       (95,000)    $          28,645

CHANGE IN PAR VALUE

ISSUANCE OF COMMON
   STOCK FOR CASH
                                                                                                                           60,000
ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                                                              36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE                                                                                        95,000                95,000

STOCK DIVIDEND

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                            3,860                                                                              3,860

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                                                                                1,000

NET (LOSS) FOR THE SIX
   MONTHS ENDED
   DECEMBER 31, 1998                                       (18,406)            (620,244)                                 (638,650)
                                ----------------    -----------------    -----------------    ---------------     -----------------
BALANCE,
   DECEMBER 31, 1998                     3,860            (372,194)            (620,244)                  0              (450,109)

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)


                                                     Preferred Stock                      Common Stock
                                                --------------------------           ---------------------------
                                                Shares              Amount           Shares               Amount
                                                ------              ------           ------               ------

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                  $                                      $

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                                            6,477,075            1,134,423
     SHAREHOLDER'S LOANS                                                             5,358,000              416,100
     SERVICES                                                                       10,795,000            2,768,702
     DEPOSIT ON EQUIPMENT                                                               23,000               23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                                               4,997,000            3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                                                                (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999
                                             -------------     -------------        ----------        -------------

BALANCE, JUNE 30, 1999                                   0                 0        52,599,075            8,341,128

ISSUANCE OF COMMON
   STOCK FOR SERVICES                                                                1,225,000               77,435

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999
                                             -------------     -------------        ----------        -------------

BALANCE,
   DECEMBER 31, 1999                                     0     $           0        53,824,075        $   8,418,563
                                             =============     =============        ==========        =============


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)



                                                                                               Deficit
                                                       Cumulative                            Accumulated
                                   Additional           Currency            Retained          During the
                                     Paid in           Translation          Earnings          Development
                                     Capital           Adjustment           (Deficit)           Stage
                                 ---------------    ----------------    ----------------    --------------

CUMULATIVE CURRENCY              $                  $         12,164    $                    $
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH
     SHAREHOLDER'S LOANS
     SERVICES
     DEPOSIT ON EQUIPMENT
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.

LESS COSTS TO ACQUIRE

   FINANCING

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                                                            (143,012)
                                 ---------------    ----------------    ----------------    --------------

BALANCE, JUNE 30, 1999                         0              16,024            (372,194)         (763,256)

ISSUANCE OF COMMON
   STOCK FOR SERVICES

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                 (9,390)

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999                                                                              (514,675)
                                 ---------------    ----------------    ----------------    --------------

BALANCE,
   DECEMBER 31, 1999             $             0    $          6,634    $       (372,194)   $   (1,277,931)
                                 ===============    ================    ================    ==============


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)


                                                           Total
                                                       Shareholders'
                                   Shareholder            Equity
                                   Receivable            (Deficit)
                                 ---------------     -----------------

CUMULATIVE CURRENCY              $                   $          12,164
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                    1,134,423
     SHAREHOLDER'S LOANS                                       416,100
     SERVICES                                                2,768,702
     DEPOSIT ON EQUIPMENT                                       23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                       3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                   (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                        (143,012)
                                 ---------------     -----------------

BALANCE, JUNE 30, 1999                         0             7,221,702

ISSUANCE OF COMMON
   STOCK FOR SERVICES                                           77,435

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                   (9,390)

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999                                          (514,675)
                                 ---------------     -----------------

BALANCE,
   DECEMBER 31, 1999             $             0     $       6,775,072
                                 ===============     =================


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO DECEMBER 31, 1999
                                   (UNAUDITED)



                                                                                        July 1, 1997
                                                                                          (Date of
                                                                      Six Months         Development
                                                                        Ended             Stage) to
                                                                  December 31, 1999   December 31, 1999
                                                                  -----------------   -----------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                                       $  (524,065)         $(1,271,297)
   Adjustments to reconcile net (loss) to
      net cash provided (used) by operating activities:
         Depreciation and amortization                                  127,181              182,823
         Minority interest in loss of consolidated subsidiary                 0                1,537
         Issuance of common stock for services                           77,435            2,846,137
         Loss on investment in subsidiary                                     0              101,000
         Cancellation of debt                                                 0             (100,000)
   Changes in operating assets and liabilities:
      Accounts receivable                                             3,814,362               (6,132)
      Refundable taxes                                                   (2,198)             (19,872)
      Employee advances and other receivables                             2,729                4,374
      Inventories                                                    (5,127,056)          (6,128,090)
      Accounts payable                                                2,066,209            2,774,841
                                                                    -----------          -----------

NET CASH FLOWS PROVIDED (USED) BY
 OPERATING ACTIVITIES                                                   434,597           (1,614,679)
                                                                    -----------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                                  (21,042)            (283,988)
   Purchase of mining perimeters                                              0             (572,780)
   Investment in joint venture - Total Gem Management                    (1,300)             (17,300)
   Deposits on equipment                                                 (3,819)             (53,816)
                                                                    -----------          -----------

NET CASH FLOWS (USED) BY INVESTING
 ACTIVITIES                                                             (26,161)            (927,884)
                                                                    -----------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                                     0            1,323,167
   Proceeds (Repayments) from related entity loan                      (457,700)           1,213,170
                                                                    -----------          -----------

NET CASH FLOWS (USED) PROVIDED BY
 FINANCING ACTIVITIES                                               $  (457,700)         $ 2,536,337
                                                                    -----------          -----------


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO DECEMBER 31, 1999


                                   (UNAUDITED)

                                                                 July 1, 1997
                                                                   (Date of
                                               Six Months         Development
                                                 Ended             Stage) to
                                           December 31, 1999   December 31, 1999
                                           -----------------   -----------------

NET (DECREASE) IN CASH                        $   (49,264)        $    (6,226)

CASH BALANCE, BEGINNING OF PERIOD                  49,624               6,586
                                              -----------         -----------

CASH BALANCE, END OF PERIOD                   $       360         $       360
                                              ===========         ===========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid                          $         0         $     2,239
                                              ===========         ===========

       Taxes paid                             $         0         $         0
                                              ===========         ===========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

ISSUANCE OF COMPANY STOCK FOR
   SAOWANI DEVELOPMENT S.A.R.L                $         0         $        36
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK AND
   PROMISSORY NOTES FOR WORLD
   GEMS CORPORATION S.A.R.L                   $         0         $   101,000
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK FOR
   SHAREHOLDER'S LOAN                         $         0         $   416,100
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK FOR
   SERVICES                                   $    77,435         $ 2,846,137
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK FOR
   DEPOSIT ON EQUIPMENT                       $         0         $    23,055
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK FOR
   STONES AND WOOD CORPORATION S.A.R.L        $         0         $ 3,500,000
                                              ===========         ===========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

            Principles of Consolidation

            The consolidated financial statements include the accounts of American Benefits Group, Inc. and the following subsidiaries:

                               Subsidiary                 Ownership Percentage
                               ----------                 --------------------

                    American Benefits Group, Ltd.                 100%
                    Saowani Development S.A.R.L.                   90%
                    E - Block Technology Inc.                     100%
                    ABFG Sales Ltd. (Canada)                      100%
                    ABFG Sales Limited (USA)                      100%
                    American Benefits Group (Israel) Ltd.         100%
                    American Benefits Group
                       (Israel-Madagascar) Ltd.                   100%
                    Stones and Wood Corporation S.A.R.L.          100%
                    ABFG Resources Madagascar S.A.R.L.            100%

            All material inter-company accounts and transactions have been eliminated.

            Nature of Business

            American Benefits Group, Inc., which was formerly known as Lifeline Benefits Group, Inc. and Living Benefits Group, Inc., was incorporated on February 26, 1996, in the state of Florida. The company was involved in the business of viatical settlements. Effective September 30, 1997, the company ceased its business operations in viatical settlements, liquidated all assets and paid all liabilities. On July 16, 1997, the company was acquired by new shareholders and the company is now in the business of exploring and extracting mining perimeters in the Democratic Republic of Madagascar.

            American Benefits Group, Ltd. provides management services to related entities. The company also owns 1% of American Benefits Group (Israel) Ltd. and 1% of American Benefits Group
            (Israel-Madagascar) Ltd.

            Saowani Development S.A.R.L. is a joint venture partner in three mining perimeters in Madagascar.

            E-Block Technology Inc. is presently performing research and testing of clay, sand and additives for the formulation and manufacture of clay blocks.

            ABFG Sales Ltd. (USA and Canada) are the retail sales entities.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Nature of Business (Continued)

            American Benefits Group (Israel) Ltd. holds a 100% interest in

            Stones and Wood Corporation S.A.R.L. and 1% interest in ABFG Resources Madagascar S.A.R.L.

            American Benefits Group (Israel-Madagascar) Ltd. was formed to own various assets such as equipment used in international companies.

            Stones and Wood Corporation S.A.R.L. owns 37 mining perimeters in Madagascar.

            ABFG Resources Madagascar S.A.R.L. is a mine operator in Madagascar.

            Cash and Cash Equivalents

            The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

            Inventories

            Inventories are stated at the lower of cost (determined principally by the average cost method) or market.

            For rough stones, the elements of cost include direct labor, materials, equipment costs, and overhead and the full absorption of fixed mining costs.

            For cut and polished stone, the inventory includes the rough stone costs plus the cost to process and finish the stones to complete them for setting into jewelry.

            Long-Lived Assets

            Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the company's results of operations, cash flows or financial position.

            Property and Equipment

            Property and equipment are carried at cost. Repairs and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. The assets are depreciated using the straight-line method with the following lines:

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Property and Equipment (Continued)

                    Office furniture                10 years
                    Computers                        3 years

                    Film equipment                   3 years
                    Communication equipment          3 years
                    Office security equipment        5 years
                    Reprographics equipment          3 years
                    Computer software                1 year
                    Mining equipment                 3 years

            Compensated Absences

            Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

            Income Taxes

            The company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

            The company intends to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings.

            Net Earnings Per Share

            The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Net Earnings Per Share (Continued)

            dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no options outstanding that would cause dilution of the common stock.

            Computation of net (loss) per common share

                     Basic and diluted
                       Numerator           $    (524,065)  =   $    ( .01)
                                           -------------
                       Denominator         $  52,774,075

            Minority Interest in Consolidated Subsidiary

            The parent company theory is used for disclosing the minority interest in the consolidated balance sheet.

            Accounting Estimates

            Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

            International Currency Translation

            For translation of its international currencies, the company has determined that the local currencies of its international subsidiaries are the functional currencies.

            Unaudited Financial Information

            The accompanying financial statements as of December 31, 1999 are unaudited. In management's opinion, such information includes all normal recurring entries necessary to make the financial information not misleading.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 2 DEVELOPMENT STAGE OPERATIONS

            As of December 31, 1999, the company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.

            FAS-7 requires that all development costs be expensed during the development period. The company expensed $524,065 of development costs for the six months ended December 31, 1999 and $1,271,297 for the period July 1, 1997 (date of development stage) to December 31, 1999.

NOTE 3 COMPREHENSIVE INCOME

            Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes a standard for reporting and displaying comprehensive income and the components within the financial statements. Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets - net income and other comprehensive income. Included in other comprehensive income for the company are cumulative translation adjustments on foreign currency transactions. These adjustments are accumulated within the statement of shareholders' equity under the caption Accumulated Other Comprehensive Income. As of December 31, 1999, accumulated other comprehensive income, as reflected in the consolidated statement of shareholders' equity was comprised of cumulative translation adjustments totaling $6,634.

            Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

NOTE 4 INVENTORIES

            Inventories are summarized as follows:

                      Rough stones                        $3,304,247
                      Cut and polished gems                2,768,241
                      Art                                     52,639
                      Jewelry                                  2,963
                                                          ----------

                                                          $6,128,090
                                                          ==========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 5 PROPERTY AND EQUIPMENT

            Property and equipment consist of the following:

                   Office furniture                            $ 45,245
                   Computers                                     63,556
                   Film equipment                                 1,442
                   Communication equipment                       25,069
                   Office security equipment                      8,843
                   Reprographics equipment                       15,984
                   Computer software                              8,180
                   Mining equipment                             115,669
                                                               --------
                                                                283,988
                   Less accumulated depreciation                 79,027
                                                               --------

                   Book value                                  $204,961
                                                               ========

            Depreciation expense for the six months ended December 31, 1999 amounted to $41,915.

NOTE 6 UNAMORTIZED MINING PERIMETERS

            The company is amortizing the mining perimeters by the straight-line method over 345 months, which is the estimate life of the perimeters.

                   Adjusted cost base of the perimeters      $4,432,780

                   Less accumulated amortization                100,739
                                                             ----------

                   Book value                                $4,332,041
                                                             ==========

            Amortization for the six months ended December 31, 1999 is $77,129.

NOTE 7 INCOME TAXES

      (Loss) before income taxes                              $(514,675)
                                                              ---------

      The provision for income taxes is
         estimated as follows:
           Currently payable                                  $       0
                                                              ---------
           Deferred                                           $       0
                                                              ---------

      A reconciliation of the provision for income taxes
        compared with the amounts at the U.S. Federal
        Statutory and foreign rates were as follows:
           Tax at U.S. Federal Statutory income tax rates     $       0
                                                              ---------
           Taxes at foreign rates                             $       0
                                                              ---------

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 7 INCOME TAXES (CONTINUED)

         Deferred income tax assets and liabilities reflect the
           impact of temporary differences between amounts of
           assets and liabilities for financial reporting
           purposes and the basis of such assets and liabilities
           as measured by tax laws. The net deferred tax assets is:   $        0
                                                                      ----------

         Temporary differences and carry forwards that gave rise to deferred tax assets and liabilities included the following:

                                                               Deferred Tax
                                                          ----------------------
                                                          Assets     Liabilities
                                                          ------     -----------

         Net operating loss
            U.S. federal                                 $122,000     $      0
            Foreign                                       240,000            .
                                                         --------     --------
              Subtotal                                    362,000            0
            Valuation allowance                           362,000            0
                                                         --------     --------

              Total deferred taxes                       $      0     $      0
                                                         ========     ========

         A reconciliation of the valuation allowance is as follows:

              Balance, July 1, 1999                                   $158,000

              Addition for the six months ended
               December 31, 1999                                       204,000
                                                                      --------

              Balance, December 31, 1999                              $362,000
                                                                      ========

NOTE 8 NON QUALIFIED STOCK OPTION PLAN

            The company has a nonqualified stock option plan which gives the Board of Directors or a committee designated by the Board of Directors authority to issue additional shares of its common stock at specified prices as determined by the Board of Directors. The Board of Directors have not granted any options as of December 31, 1999.

NOTE 9 PREFERRED STOCK

            The preferred stock has preferences over the common stock for dividends and upon company dissolution.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 10 INTERNATIONAL SUBSIDIARIES

            The following amounts are included in the consolidated financial statements for international subsidiaries:

                    Current assets                  $ 30,330

                    Current liabilities              278,654

                    Net property and equipment       116,625

NOTE 11 INTEREST EXPENSE

            The company did not have any interest costs for the six months ended December 31, 1999.

NOTE 12 RENT

            The company rents office space on a month to month basis from a related entity. Rent expense for the six months ended December 31, 1999 is $53,138.

NOTE 13 AGENCY AGREEMENT

            The companies have entered into an agency agreement with a corporation director and a company controlled by the director. Under the agreement, the director and the authorized company may incur expenses on behalf of American Benefits Group, Inc. and Subsidiaries and American Benefits Group, Inc. and Subsidiaries agree to reimburse the director and company for all expenses incurred plus reasonable overhead cost reimbursements. The company owes the related entity $775,194 at December 31, 1999.

NOTE 14 JOINT VENTURE AGREEMENT (TGM)

            In April 1999, the company entered into a joint venture agreement, known as Total Gem Management Ltd, with the Menavi Group, an Israeli corporation. Total Gem Management Ltd. (TGM) will be responsible to manage and handle the company's sapphires from the point after mining and sorting.

            American Benefits Group, Inc. is required to provide $1,000,000 cash to TGM and Menavi Group will provide $1,000,000 of gems (wholesale value). As of December 31, 1999, the company advanced $17,300 towards the $1,000,000 commitment.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 14 JOINT VENTURE AGREEMENT (TGM) (CONTINUED)

                                                       American
                                                       Benefits         Menavi
               Division of Profits                    Group, Inc.       Group
               -------------------                    -----------       ------

            On goods from American
            Benefits Group, Inc. mines
                 Total net sales on cut
                 and semicut-stones                       66.6%           33.4%

            On unprocessed rough                            75%             25%

            On goods purchase by American
            Benefit Group, Inc.
                 Total net sales minus
                 total purchase cost

            As of December 31, 1999, there were no income or expenses from the joint venture.

NOTE 15 RELATED PARTY TRANSACTIONS

            The company purchased $1,580,000 of raw sapphire stones from a company controlled by a director of the company.

NOTE 16 SAOWANI - HARINORO

            On June 20, 1999, the company entered into a joint venture for testing and small scale mining of three emerald perimeters in Madagascar. The joint venture is for one and one half years and profits are distributed 80% to Saowani and 20% to Harinoro.

            As of December 31, 1999, there was no income or expense from the joint venture.

NOTE 17 COMMITMENT TO PURCHASE MINING EQUIPMENT

            To facilitate its Malagasy Testing Operations, the company has entered into 3 agreements with Dove Gems & Jewelry Co. Ltd. for the purchase of testing equipment which will be transported from Thailand to the company's Madagascar mine sites. The purchase price for the testing equipment is $566,349. The company has made deposits in the amount of $73,055 towards the purchase contracts.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 18 CORPORATION INCOME TAX RETURNS

            The company has not filed its United States and Canadian income tax returns for the years ended June 30, 1998 and 1999. However, the company has incurred losses and it is anticipated that the company will not have any tax liabilities for these years.

NOTE 19 NET OPERATING LOSS CARRYFORWARDS

            The company has the following net operating loss carryforwards:

                                                                      Expiration
                    Country         Six months          Amount           Date
                    -------         ----------          ------        ----------

                 United States     June 30, 1998      $ 586,686          2013
                 United States     June 30, 1999         97,589          2014
                 Canada            June 30, 1998        103,428          2003
                 Canada            June 30, 1999         15,005          2004

NOTE 20 CHANGE IN TRADING STATUS

            On July 3, 1999, the National Association of Securities Dealers,

            Inc. (NASD) and the Securities and Exchange Commission (SEC) de-listed the stock of the company from the Over-the-counter bulletin Board (OTCBB) to the "Pink Sheets".

            This action arises for the SEC's approval of amendments to NASD Rules 6530 and 6540 requiring an issuer to make periodic financial report filings to the SEC and to remain current with those required filings, in order for an issuer of stock to continue being quoted on the OTCBB. Prior to these amendments, there was no requirement for an issuer of stock on the OTCBB to file any reports with the SEC. Management is in the process of filing Form 10SB to become a reporting issuer.

       See Accompanying Notes and Independent Accountants' Review Report.

                          AMERICAN BENEFITS GROUP, INC.
                                AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999



                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT ACCOUNTANTS' REVIEW REPORT................................      1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet.....................................      2

       Consolidated Statements of Comprehensive (Loss)................      3

       Consolidated Statements of Operations..........................      4

       Consolidated Statement of Shareholders' Equity.................    5 - 6

       Consolidated Statements of Cash Flows..........................    7 - 8

       Notes to Consolidated Financial Statements.....................   9 - 18



                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Board of Directors
American Benefits Group, Inc. and Subsidiaries
(Development Stage Companies)
Deerfield Beach, Florida

We have reviewed the accompanying balance sheet of American Benefits Group, Inc. and Subsidiaries (Development Stage companies) as of September 30, 1999, and the related statements of comprehensive (loss), operations, shareholders' equity and cash flows for the three months then ended and for the period July 1, 1997 (date of development stage) to September 30, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of American Benefits Group, Inc. and Subsidiaries.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Moffitt & Company, P.C.
-----------------------------------
Moffitt & Company, P.C.
Scottsdale, Arizona

February 23, 2000



                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                     ASSETS




CURRENT ASSETS
  Cash and cash equivalents                               $     6,090
  Accounts receivable                                           2,404
  Refundable taxes                                             29,776
  Inventories                                               6,047,241
                                                          -----------

       TOTAL CURRENT ASSETS                                                $ 6,085,511

PROPERTY AND EQUIPMENT                                                         219,585

OTHER LONG-TERM ASSETS
  Unamortized mining perimeters                                              4,370,605

OTHER ASSETS
  Investment in joint venture - Total Gem Management           17,300
  Deposits                                                     83,055
                                                          -----------

       TOTAL OTHER ASSETS                                                      100,355
                                                                           -----------

       TOTAL ASSETS                                                        $10,776,056
                                                                           ===========




                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES


  Bank overdraft                                   $     6,196
  Accounts payable
     Inventory - Menavi Group                        2,600,000
     Trade                                             648,563
     Related entities                                  605,904
                                                   -----------

         TOTAL CURRENT LIABILITIES                                 $  3,860,663

MINORITY INTEREST DEFICIENCY                                             (6,807)

SHAREHOLDERS' EQUITY
  Preferred stock
   Par value - $10 per share
   Authorized - 10,000,000 shares
   No shares are issued or outstanding
  Common stock
   No par value
   Authorized 200,000,000 shares
   Issued and outstanding - 52,599,075 shares      $ 8,341,128
  Cumulative currency translation adjustment            10,768
  Retained earnings (deficit)                         (372,194)
  Deficit accumulated during the development
   stage                                            (1,057,502)
                                                   -----------

         TOTAL SHAREHOLDERS' EQUITY                                   6,922,200
                                                                   ------------

         TOTAL LIABILITIES AND SHAREHOLDERS'
          EQUITY                                                   $ 10,776,056
                                                                   ============


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)
                FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO SEPTEMBER 30, 1999
                                   (UNAUDITED)


                                                                            July 1, 1997
                                                                              (Date of
                                                     Three Months            Development
                                                        Ended                 Stage) to
                                                 September 30, 1999      September 30, 1999
                                                 ------------------      ------------------

NET (LOSS)                                          $   (294,246)            $ (1,057,502)

OTHER COMPREHENSIVE INCOME
       Foreign currency translation adjustments           (5,256)                  10,768
                                                    ------------             ------------

NET COMPREHENSIVE (LOSS)                            $   (299,502)            $ (1,046,734)
                                                    ============             ============

NET INCOME (LOSS) PER COMMON SHARE

       Basic and diluted                            $      (.006)
                                                    ============

AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING

       Basic and diluted                              52,599,075
                                                    ============


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO SEPTEMBER 30, 1999
                                   (UNAUDITED)




                                                                           July 1, 1997
                                                                             (Date of
                                                        Three Months       (Development)
                                                           Ended             Stage) to
                                                    September 30, 1999   September 30, 1999
                                                    ------------------   ------------------

REVENUE - SALE OF GEMS FROM TESTING                     $    11,488          $ 5,051,989
                                                        -----------          -----------

COST AND EXPENSES
   Purchases, commissions and fees for test gems                  0            1,782,632
   Development costs                                        305,734            4,333,670
                                                        -----------          -----------

        TOTAL COST AND EXPENSES                             305,734            6,116,302
                                                        -----------          -----------

NET (LOSS) BEFORE MINORITY INTERESTS                       (294,246)          (1,064,313)

MINORITY INTEREST IN LOSS OF
   CONSOLIDATED SUBSIDIARY                                        0                6,811
                                                        -----------          -----------

NET (LOSS)                                              $  (294,246)         $(1,057,502)
                                                        ===========          ===========


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)



                                                Preferred Stock                           Common Stock                Additional
                                            -----------------------                  ---------------------             Paid in
                                            Shares           Amount                  Shares         Amount             Capital
                                            ------           ------                  ------         ------           -----------

BALANCE, JULY 1, 1997                                                               1,683,000     $    1,683         $   475,750

CHANGE IN PAR VALUE                                                                                  475,750            (475,750)

ISSUANCE OF COMMON
   STOCK FOR CASH                                                                   3,300,000         60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                   3,000,000             36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                                                     15,966,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                                        1,000,000          1,000

NET (LOSS) FOR THE YEAR
    ENDED JUNE 30, 1998
                                         ----------          ----------        --------------     ----------          -----------

BALANCE, JUNE 30, 1998                            0                   0            24,949,000        538,469                    0


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


                                                                                    Deficit
                                              Cumulative                          Accumulated                            Total
                                              Currency          Retained           During the                        Shareholders'
                                             Translation        Earnings          Development       Shareholder         Equity
                                              Adjustment        (Deficit)            Stage           Receivable        (Deficit)
                                             -----------      -------------       -----------       -----------      -------------

BALANCE, JULY 1, 1997                        $         0      $    (353,788)      $         0       $   (95,000)     $      28,645

CHANGE IN PAR VALUE

ISSUANCE OF COMMON
   STOCK FOR CASH                                                                                                           60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                                                                36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE                                                                                             95,000             95,000

STOCK DIVIDEND

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                       3,860                                                                     3,860

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                                                                                  1,000

NET (LOSS) FOR THE YEAR
    ENDED JUNE 30, 1998                                             (18,406)          (620,244)                            (638,650
                                             -------------    ---------------     -------------     -------------    --------------

BALANCE, JUNE 30, 1998                              3,860          (372,194)          (620,244)                0           (450,109


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)



                                           Preferred Stock                           Common Stock                Additional
                                       -----------------------                  ------------------------           Paid in
                                       Shares           Amount                  Shares            Amount           Capital
                                       ------           ------                  ------            ------         ----------

CUMULATIVE CURRENCY                                                                                              $
   TRANSLATION
   ADJUSTMENT                                                                                  $

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                                       6,477,075         1,134,423
     SHAREHOLDER'S LOANS                                                        5,358,000           416,100
     SERVICES                                                                  10,795,000         2,768,702
     DEPOSIT ON EQUIPMENT                                                          23,000            23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                                          4,997,000         3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                                                        (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999
                                     -----------      ----------                ----------     ------------      ----------

BALANCE, JUNE 30, 1999                         0               0               52,599,075         8,341,128               0

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

NET (LOSS) FOR THE
   THREE MONTHS ENDED
   SEPTEMBER 30, 1999
                                     -----------      ----------                ----------     ------------      ----------
BALANCE,
   SEPTEMBER 30, 1999                                 $                         52,599,075     $  8,341,128      $        0
                                     ===========      ==========                ==========     ============      ==========


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)



                                     Cumulative                           Accumulated                              Total
                                     Currency           Retained          During the                           Shareholders'
                                    Translation         Earnings          Development         Shareholder         Equity
                                     Adjustment         (Deficit)            Stage            Receivable         (Deficit)
                                   -------------      ------------      ---------------      -------------     -------------

CUMULATIVE CURRENCY                $      12,164      $                  $                   $                 $      12,164
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                                                                          1,134,423
     SHAREHOLDER'S LOANS                                                                                             416,100
     SERVICES                                                                                                      2,768,702
     DEPOSIT ON EQUIPMENT                                                                                             23,055)
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                                                                             3,500,000)

LESS COSTS TO ACQUIRE
   FINANCING                                                                                                         (39,621

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                                         (143,012)                            (143,012
                                   -------------      ------------      ---------------      -------------     -------------)

BALANCE, JUNE 30, 1999                    16,024          (372,194)            (763,256)                 0         7,221,702)

CUMULATIVE CURRENCY                       (5,256)                                                                     (5,256
   TRANSLATION
   ADJUSTMENT

NET (LOSS) FOR THE
   THREE MONTHS ENDED
   SEPTEMBER 30, 1999                                                          (294,246)                            (294,246
                                   -------------      ------------      ---------------      -------------     -------------
BALANCE,
   SEPTEMBER 30, 1999              $      10,768      $   (372,194)     $    (1,057,502)     $           0     $   6,922,200
                                   =============      ============      ===============      =============     =============


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                         (DEVELOPMENT STAGE COMPANIES)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND
            FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                             TO SEPTEMBER 30, 1999
                                  (UNAUDITED)



                                                                                          July 1, 1997
                                                                                            (Date of
                                                                     Three Months          Development
                                                                         Ended              Stage) to
                                                                  September 30, 1999   September 30, 1999
                                                                  ------------------   ------------------

CASH FLOWS FROM OPERATING ACTIVITIES
       Net (loss)                                                     $  (299,502)        $(1,046,734)
       Adjustments to reconcile net (loss) to
          net cash (used) by operating activities:
             Depreciation and amortization                                 67,337             122,979
             Minority interest in loss of consolidated subsidiary               0               1,537
             Issuance of common stock for services                              0           2,768,702
             Loss on investment in subsidiary                                   0             101,000
             Cancellation of debt                                               0            (100,000)
       Changes in operating assets and liabilities:
          Accounts receivable                                           3,818,090              (2,404)
          Refundable taxes                                                 (1,849)            (19,523)
          Employee advances and other receivables                           2,729               4,374
          Inventories                                                  (5,046,207)         (6,047,241)
          Accounts payable                                              2,084,224           2,792,856
                                                                      -----------         -----------

NET CASH FLOWS PROVIDED (USED) BY
   OPERATING ACTIVITIES                                                   624,822          (1,424,454)
                                                                      -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES
       Purchases of property and equipment                                (14,386)           (277,332)
       Purchase of mining perimeters                                            0            (572,780)
       Investment in joint venture - Total Gem Management                  (1,300)            (17,300)
       Deposits on equipment                                              (10,000)            (59,997)
                                                                      -----------         -----------

NET CASH FLOWS (USED) BY INVESTING
  ACTIVITIES                                                              (25,686)           (927,409)
                                                                      -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES
       Bank overdraft                                                       6,196               6,196
       Proceeds from issuance of common stock                                   0           1,323,167
       Proceeds (Repayments) from related entity loan                    (648,866)          1,022,004
                                                                      -----------         -----------

NET CASH FLOWS (USED) PROVIDED BY
   FINANCING ACTIVITIES                                               $  (642,670)        $ 2,351,367
                                                                      -----------         -----------


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO SEPTEMBER 30, 1999
                                   (UNAUDITED)



                                                                      July 1, 1997
                                                                        (Date of
                                                Three Months           Development
                                                    Ended               Stage) to
                                             September 30, 1999    September 30, 1999
                                             ------------------    ------------------

NET (DECREASE) IN CASH                           $   (43,534)          $      (496)

CASH BALANCE, BEGINNING OF PERIOD                     49,624                 6,586
                                                 -----------           -----------

CASH BALANCE, END OF PERIOD                      $     6,090           $     6,090
                                                 ===========           ===========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid                             $         0           $     2,239
                                                 ===========           ===========

       Taxes paid                                $         0           $         0
                                                 ===========           ===========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

ISSUANCE OF COMPANY STOCK FOR
   SAOWANI DEVELOPMENT S.A.R.L                   $         0           $        36
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK AND
   PROMISSORY NOTES FOR WORLD
   GEMS CORPORATION S.A.R.L                      $         0           $   101,000
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK FOR
   SHAREHOLDER'S LOAN                            $         0           $   416,100
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK FOR
   SERVICES                                      $         0           $ 2,768,702
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK FOR
   DEPOSIT ON EQUIPMENT                          $         0           $    23,055
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK FOR
   STONES AND WOOD CORPORATION S.A.R.L           $         0           $ 3,500,000
                                                 ===========           ===========


       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

            Principles of Consolidation

            The consolidated financial statements include the accounts of American Benefits Group, Inc. and the following subsidiaries:

                                 Subsidiary                Ownership Percentage
                                 ----------                --------------------

                     American Benefits Group, Ltd.                 100%
                     Saowani Development S.A.R.L.                   90%
                     E - Block Technology Inc.                     100%
                     ABFG Sales Ltd. (Canada)                      100%
                     ABFG Sales Limited (USA)                      100%
                     American Benefits Group (Israel) Ltd.         100%
                     American Benefits Group
                        (Israel-Madagascar) Ltd.                   100%
                     Stones and Wood Corporation S.A.R.L.          100%
                     ABFG Resources Madagascar S.A.R.L.            100%

            All material inter-company accounts and transactions have been eliminated.

            Nature of Business

            American Benefits Group, Inc., which was formerly known as Lifeline Benefits Group, Inc. and Living Benefits Group, Inc., was incorporated on February 26, 1996, in the state of Florida. The company was involved in the business of viatical settlements. Effective September 30, 1997, the company ceased its business operations in viatical settlements, liquidated all assets and paid all liabilities. On July 16, 1997, the company was acquired by new shareholders and the company is now in the business of exploring and extracting mining perimeters in the Democratic Republic of Madagascar.

            American Benefits Group, Ltd. provides management services to related entities. The company also owns 1% of American Benefits Group (Israel) Ltd. and 1% of American Benefits Group
            (Israel-Madagascar) Ltd.

            Saowani Development S.A.R.L. is a joint venture partner in three mining perimeters in Madagascar.

            E-Block Technology Inc. is presently performing research and testing of clay, sand and additives for the formulation and manufacture of clay blocks.

            ABFG Sales Ltd. (USA and Canada) are the retail sales entities.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                   (UNAUDITED)

            Nature of Business (Continued)

            American Benefits Group (Israel) Ltd. holds a 100% interest in Stones and Wood Corporation S.A.R.L. and 1% interest in ABFG Resources Madagascar S.A.R.L.

            American Benefits Group (Israel-Madagascar) Ltd. was formed to own various assets such as equipment used in international companies.

            Stones and Wood Corporation S.A.R.L. owns 37 mining perimeters in Madagascar.

            ABFG Resources Madagascar S.A.R.L. is a mine operator in Madagascar.

            Cash and Cash Equivalents

            The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

            Inventories

            Inventories are stated at the lower of cost (determined principally by the average cost method) or market.

            For rough stones, the elements of cost include direct labor, materials, equipment costs, and overhead and the full absorption of fixed mining costs.

            For cut and polished stone, the inventory includes the rough stone costs plus the cost to process and finish the stones to complete them for setting into jewelry.

            Long-Lived Assets

            Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the company's results of operations, cash flows or financial position.

            Property and Equipment

            Property and equipment are carried at cost. Repairs and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. The assets are depreciated using the straight-line method with the following lines:

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

                 Office furniture                     10 years
                 Computers                             3 years
                 Film equipment                        3 years
                 Communication equipment               3 years
                 Office security equipment             5 years
                 Reprographics equipment               3 years
                 Computer software                     1  year
                 Mining equipment                      3 years

            Compensated Absences

            Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

            Income Taxes

            The company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

            The company intends to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings.

            Net Earnings Per Share

            The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)
            dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no options outstanding that would cause dilution of the common stock.

            Minority Interest in Consolidated Subsidiary

            The parent company theory is used for disclosing the minority interest in the consolidated balance sheet.

            Accounting Estimates

            Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

            International Currency Translation

            For translation of its international currencies, the company has determined that the local currencies of its international subsidiaries are the functional currencies.

NOTE 2 DEVELOPMENT STAGE OPERATIONS

            As of September 30, 1999, the company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.

            FAS-7 requires that all development costs be expensed during the development period. The company expensed $305,734 of development costs for the three months ended September 30,1999 and $1,064,313 for the period July 1, 1997 (date of development stage) to September 30, 1999.

NOTE 3 COMPREHENSIVE INCOME

            Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes a standard for reporting and displaying comprehensive income and the

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 3 COMPREHENSIVE INCOME (CONTINUED)

            components within the financial statements. Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets - net income and other comprehensive income. Included in other comprehensive income for the company are cumulative translation adjustments on foreign currency transactions. These adjustments are accumulated within the statement of shareholders' equity under the caption Accumulated Other Comprehensive Income. As of September 30, 1999, accumulated other comprehensive income, as reflected in the consolidated statement of shareholders' equity was comprised of cumulative translation adjustments totaling $10,768.

            Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

NOTE 4 INVENTORIES

            Inventories are summarized as follows:

                      Rough stones                                $3,195,697
                      Cut and polished gems                        2,788,155
                      Art                                             52,639
                      Jewelry                                         10,750
                                                                  ----------

                                                                  $6,047,241
                                                                  ==========

NOTE 5 PROPERTY AND EQUIPMENT

            Property and equipment consist of the following:

                   Office furniture                                $ 45,245
                   Computers                                         56,900
                   Film equipment                                     1,442
                   Communication equipment                           25,069
                   Office security equipment                          8,843
                   Reprographics equipment                           15,984
                   Computer software                                  8,180
                   Mining equipment                                 115,669
                                                                   --------
                                                                    277,332
                   Less accumulated depreciation                     57,747
                                                                   --------

                   Book value                                      $219,585
                                                                   ========

            Depreciation expense for the three months ended September 30, 1999 amounted to $20,635.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 6 UNAMORTIZED MINING PERIMETERS

            The company is amortizing the mining perimeters by the straight-line method over 345 months, which is the estimate life of the perimeters.

              Adjusted cost base of the perimeters               $4,432,780

              Less accumulated amortization                          62,175
                                                                 ----------

              Book value                                         $4,370,605
                                                                 ==========

            Amortization for the three months ended September 30, 1999 is $ 38,565.

NOTE 7 INCOME TAXES



            (Loss) before income taxes                                      $(294,246)
                                                                            ---------

            The provision for income taxes is estimated as follows:
                   Currently payable                                        $       0
                                                                            ---------
                   Deferred                                                 $       0
                                                                            ---------

            A reconciliation of the provision for income taxes
              compared with the amounts at the U.S. Federal
              Statutory and foreign rates were as follows:
                   Tax at U.S. Federal Statutory income tax rates           $       0
                                                                            ---------
                   Taxes at foreign rates                                   $       0
                                                                            ---------

            Deferred income tax assets and liabilities reflect the
              impact of temporary differences between amounts of
              assets and liabilities for financial reporting
              purposes and the basis of such assets and liabilities
              as measured by tax laws.  The net deferred tax assets is:     $       0
                                                                            ---------


            Temporary differences and carry forwards that gave rise
              to deferred tax assets and liabilities included the following:

                                                            Deferred Tax
                                                      --------------------------
                                                      Assets         Liabilities
                                                      ------         -----------

            Net operating loss
                   U.S. federal                      $105,000         $      0
                   Foreign                            185,000                .
                                                     --------         --------
                     Subtotal                         290,000                0
                   Valuation allowance                290,000                0
                                                     --------         --------

                     Total deferred taxes            $      0         $      0
                                                     ========         ========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 7 INCOME TAXES

            A reconciliation of the valuation allowance is as follows:

              Balance, July 1, 1999                       $158,000

              Addition for the three months ended
                 September 30, 1999                        132,000
                                                          --------

              Balance, September 30, 1999                 $290,000
                                                          ========

NOTE 8 NON QUALIFIED STOCK OPTION PLAN

            The company has a nonqualified stock option plan which gives the Board of Directors or a committee designated by the Board of Directors authority to issue additional shares of its common stock at specified prices as determined by the Board of Directors. The Board of Directors have not granted any options as of September 30, 1999.

NOTE 9 PREFERRED STOCK

            The preferred stock has preferences over the common stock for dividends and upon company dissolution.

NOTE 10 INTERNATIONAL SUBSIDIARIES

            The following amounts are included in the consolidated financial statements for international subsidiaries:

              Current assets                              $ 27,530

              Current liabilities                          301,790

              Net property and equipment                   122,413

NOTE 11 INTEREST EXPENSE

            The company did not have any interest costs for the three months ended September 30, 1999.

NOTE 12 RENT

            The company rents office space on a month to month basis from a related entity. Rent expense for the three months ended September 30, 1999 is $27,338.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 13 AGENCY AGREEMENT

            The companies have entered into an agency agreement with a corporation director and a company controlled by the director. Under the agreement, the director and the authorized company may incur expenses on behalf of American Benefits Group, Inc. and Subsidiaries and American Benefits Group, Inc. and Subsidiaries agree to reimburse the director and company for all expenses incurred plus reasonable overhead cost reimbursements. The company owes the related entity $585,083 at September 30, 1999.

NOTE 14 JOINT VENTURE AGREEMENT (TGM)

            In April 1999, the company entered in to a joint venture agreement, known as Total Gem Management Ltd, with the Menavi Group, an Israeli corporation. Total Gem Management Ltd. (TGM) will be responsible to manage and handle the company's sapphires from the point after mining and sorting.

            American Benefits Group, Inc. is required to provide $1,000,000 cash to TGM and Menavi Group will provide $1,000,000 of gems (wholesale value). As of September 30, 1999, the company advanced $17,300 towards the $1,000,000 commitment.

                                                       American
                                                       Benefits        Menavi
                        Division of Profits           Group, Inc.      Group
                        -------------------           -----------      ------

               On goods from American
               Benefits Group, Inc. mines
                       Total net sales on cut
                       and semicut-stones                66.6%          33.4%

               On unprocessed rough                        75%            25%

               On goods purchase by American
               Benefit Group, Inc.
                       Total net sales minus
                       total purchase cost

            As of September 30, 1999, there were no income or expenses from the joint venture.

NOTE 15 RELATED PARTY TRANSACTIONS

            The company purchased $1,580,000 of raw sapphire stones from a company controlled by a director of the company.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 16 SAOWANI - HARINORO

            On June 20, 1999, the company entered into a joint venture for testing and small scale mining of three emerald perimeters in Madagascar. The joint venture is for one and one half years and profits are distributed 80% to Saowani and 20% to Harinoro.

            As of September 30, 1999, there was no income or expense from the joint venture.

NOTE 17 COMMITMENT TO PURCHASE MINING EQUIPMENT

            To facilitate its Malagasy Testing Operations, the company has entered into 3 agreements with Dove Gems & Jewelry Co. Ltd. for the purchase of testing equipment which will be transported from Thailand to the company's Madagascar mine sites. The purchase price for the testing equipment is $566,349. The company has made deposits in the amount of $73,055 towards the purchase contracts.

NOTE 18 CORPORATION INCOME TAX RETURNS

            The company has not filed its United States and Canadian income tax returns for the years ended June 30, 1998 and 1999. However, the company has incurred losses and it is anticipated that the company will not have any tax liabilities for these years.

NOTE 19 NET OPERATING LOSS CARRYFORWARDS

            The company has the following net operating loss carryforwards:

                                                                      Expiration
                    Country         Three months        Amount           Date
                    -------         ------------        ------        ----------

                 United States      June 30, 1998      $586,686          2013
                 United States      June 30, 1999        97,589          2014
                 Canada             June 30, 1998       103,428          2003
                 Canada             June 30, 1999        15,005          2004

NOTE 20 CHANGE IN TRADING STATUS

            On July 3, 1999, the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC) de-listed the stock of the company from the Over-the-counter bulletin Board (OTCBB) to the "Pink Sheets".

            This action arises for the SEC's approval of amendments to NASD Rules 6530 and 6540 requiring an issuer to make periodic financial report filings to the SEC and to remain current with those required filings, in order for an issuer of stock to continue being quoted on the

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 20 CHANGE IN TRADING STATUS (CONTINUED)

            OTCBB. Prior to these amendments, there was no requirement for an issuer of stock on the OTCBB to file any reports with the SEC. Management is in the process of filing Form 10SB to become a reporting issuer.

NOTE 21 SUBSEQUENT EVENTS

            In October 1999, the company issued 1,000,000 shares of common stock to Saul BEN-HEIM of Israel in connection with services rendered. The value of the shares on the date of issuance was $57,500.

            In October 1999, the company issued an aggregate of 225,000 shares of common stock to nine consultants of the company as additional compensation for services rendered. The value of the shares on the date of issuance was $19,935.

       See Accompanying Notes and Independent Accountants' Review Report.

                          AMERICAN BENEFITS GROUP, INC.
                                AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999



                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITORS' REPORT........................................        1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet...................................        2

       Consolidated Statements of Comprehensive (Loss)..............        3

       Consolidated Statements of Operations........................        4

       Consolidated Statement of Shareholders' Equity...............      5 - 6

       Consolidated Statements of Cash Flows........................      7 - 8

       Notes to Consolidated Financial Statements...................     9 - 19



                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
American Benefits Group, Inc. and Subsidiaries
(Development Stage Companies)
Deerfield Beach, Florida

We have audited the accompanying balance sheet of American Benefits Group, Inc. and Subsidiaries (Development Stage companies) as of June 30, 1999, and the related statements of comprehensive (loss), operations, shareholders' equity and cash flows for the year then ended and for the period July 1, 1997 (date of development stage) to June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Benefits Group, Inc. and Subsidiaries as of June 30, 1999 and the results of its operations and its cash flows for the year then ended and for the period July 1, 1997 (date of development stage) to June 30, 1999, in conformity with generally accepted accounting principles.


/s/ Moffitt & Company, P.C.
-----------------------------------
Moffitt & Company, P.C.
Scottsdale, Arizona

February 23, 2000

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999

                                     ASSETS



CURRENT ASSETS
   Cash and cash equivalents                              $   49,624
   Accounts receivable                                     3,820,494
   Refundable taxes                                           27,927
   Employee advances and other receivables                     2,729
   Inventories                                             1,001,034
                                                          ----------

       TOTAL CURRENT ASSETS                                              $4,901,808

PROPERTY AND EQUIPMENT                                                      225,834

OTHER LONG-TERM ASSETS
   Unamortized mining perimeters                                          4,409,170

OTHER ASSETS
   Investment in joint venture - Total Gem Management         16,000
   Unamortized organization costs                              8,137
   Deposits                                                   73,055
                                                          ----------

       TOTAL OTHER ASSETS                                                    97,192
                                                                         ----------

       TOTAL ASSETS                                                      $9,634,004
                                                                         ==========



                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable
     Inventory                                      $   736,804
     Trade                                              427,535
     Related entity                                   1,254,770
                                                    -----------

        TOTAL CURRENT LIABILITIES                                   $ 2,419,109

MINORITY INTEREST DEFICIENCY                                             (6,807)

SHAREHOLDERS' EQUITY
  Preferred stock
     Par value - $10 per share
     Authorized - 10,000,000 shares
     No shares are issued or outstanding
  Common stock
     No par value
     Authorized 200,000,000 shares
     Issued and outstanding - 52,599,075 shares     $ 8,341,128
  Cumulative currency translation adjustment             16,024
  Retained earnings (deficit)                          (372,194)
  Deficit accumulated during the development
     stage                                             (763,256)
                                                    -----------

        TOTAL SHAREHOLDERS' EQUITY                                    7,221,702
                                                                    -----------

        TOTAL LIABILITIES AND SHAREHOLDERS'
         EQUITY                                                     $ 9,634,004
                                                                    ===========


            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)
                      FOR THE YEAR ENDED JUNE 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1999



                                                                      July 1, 1997
                                                                        (Date of
                                                        Year           Development
                                                        Ended           Stage) to
                                                    June 30, 1999     June 30, 1999
                                                    -------------     -------------

NET (LOSS)                                          $   (143,012)     $   (763,256)

OTHER COMPREHENSIVE INCOME
       Foreign currency translation adjustments           12,164            16,024
                                                    ------------      ------------

NET COMPREHENSIVE (LOSS)                            $   (130,848)     $   (747,232)
                                                    ============      ============

NET (LOSS) PER COMMON SHARE

       Basic and diluted                            $      (.004)
                                                    ============

AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING

       Basic and diluted                              27,911,988
                                                    ============


            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                         (DEVELOPMENT STAGE COMPANIES)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED JUNE 30, 1999 AND
            FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1999



                                                                        July 1, 1997
                                                                          (Date of
                                                            Year        (Development)
                                                            Ended         Stage) to
                                                        June 30, 1999   June 30, 1999
                                                        -------------   -------------

REVENUE - SALE OF GEMS FROM TESTING                      $ 5,040,501      $ 5,040,501
                                                        -------------   -------------

COST AND EXPENSES
       Purchases, commissions and fees for test gems       1,782,632        1,782,632
       Development costs                                   3,402,418        4,027,936
                                                        -------------   -------------

              TOTAL COST AND EXPENSES                      5,185,050        5,810,568
                                                        -------------   -------------

NET (LOSS) BEFORE MINORITY INTEREST                         (144,549)        (770,067)

MINORITY INTEREST IN LOSS OF
      CONSOLIDATED SUBSIDIARY                                  1,537            6,811
                                                        -------------   -------------

NET (LOSS)                                               $  (143,012)     $  (763,256)
                                                        =============   =============


            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1999



                                          Preferred Stock                        Common Stock                  Additional
                                    --------------------------            ---------------------------            Paid in
                                    Shares              Amount            Shares               Amount            Capital
                                    ------              ------            ------               ------        ---------------

BALANCE, JULY 1, 1997                                                     1,683,000      $      1,683        $       475,750

CHANGE IN PAR VALUE                                                                           475,750               (475,750)

ISSUANCE OF COMMON
   STOCK FOR CASH                                                         3,300,000            60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                         3,000,000                36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                                           15,966,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                              1,000,000             1,000

NET (LOSS) FOR THE SIX
   MONTHS ENDED
   DECEMBER 31, 1998
                               -------------        ------------        -----------      ------------       ---------------
BALANCE,
   DECEMBER 31, 1998                       0                   0         24,949,000           538,469                     0


       See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE YEAR ENDED JUNE 30, 1999
                                   (UNAUDITED)




                                                                            Deficit
                                 Cumulative                               Accumulated                                 Total
                                  Currency            Retained            During the                               Shareholders'
                                 Translation          Earnings            Development         Shareholder             Equity
                                 Adjustment           (Deficit)              Stage             Receivable            (Deficit)
                              ----------------    -----------------    ----------------     ---------------       -------------


BALANCE, JULY 1, 1997         $              0    $       (353,788)    $              0     $       (95,000)    $          28,645

CHANGE IN PAR VALUE

ISSUANCE OF COMMON
   STOCK FOR CASH
                                                                                                                           60,000
ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                                                              36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE                                                                                        95,000                95,000

STOCK DIVIDEND

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                            3,860                                                                              3,860

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                                                                                1,000

NET (LOSS) FOR THE SIX
   MONTHS ENDED
   DECEMBER 31, 1998                                       (18,406)            (620,244)                                 (638,650)
                                ----------------    -----------------    -----------------    ---------------     -----------------
BALANCE,
   DECEMBER 31, 1998                     3,860            (372,194)            (620,244)                  0              (450,109)


            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                        FOR THE YEAR ENDED JUNE 30, 1999



                                                     Preferred Stock                      Common Stock
                                                --------------------------           ---------------------------
                                                Shares              Amount           Shares               Amount
                                                ------              ------           ------               ------

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                  $                                      $

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                                            6,477,075            1,134,423
     SHAREHOLDER'S LOANS                                                             5,358,000              416,100
     SERVICES                                                                       10,795,000            2,768,702
     DEPOSIT ON EQUIPMENT                                                               23,000               23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                                               4,997,000            3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                                                                (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999
                                             -------------     -------------        ----------        -------------

BALANCE, JUNE 30, 1999                                   0                 0        52,599,075            8,341,128

ISSUANCE OF COMMON
   STOCK FOR SERVICES                                                                1,225,000               77,435

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999
                                             -------------     -------------        ----------        -------------

BALANCE,
   DECEMBER 31, 1999                                     0     $           0        53,824,075        $   8,418,563
                                             =============     =============        ==========        =============


         See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                        FOR THE YEAR ENDED JUNE 30, 1999



                                                                                               Deficit
                                                       Cumulative                            Accumulated
                                   Additional           Currency            Retained          During the
                                     Paid in           Translation          Earnings          Development
                                     Capital           Adjustment           (Deficit)           Stage
                                 ---------------    ----------------    ----------------    --------------

CUMULATIVE CURRENCY              $                  $         12,164    $                    $
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH
     SHAREHOLDER'S LOANS
     SERVICES
     DEPOSIT ON EQUIPMENT
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.

LESS COSTS TO ACQUIRE
   FINANCING

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                                                            (143,012)
                                 ---------------    ----------------    ----------------    --------------

BALANCE, JUNE 30, 1999                         0              16,024            (372,194)         (763,256)

ISSUANCE OF COMMON
   STOCK FOR SERVICES

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                 (9,390)

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999                                                                              (514,675)
                                 ---------------    ----------------    ----------------    --------------

BALANCE,
   DECEMBER 31, 1999             $             0    $          6,634    $       (372,194)   $   (1,277,931)
                                 ===============    ================    ================    ==============


         See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                        FOR THE YEAR ENDED JUNE 30, 1999



                                                           Total
                                                       Shareholders'
                                   Shareholder            Equity
                                   Receivable            (Deficit)
                                 ---------------     -----------------

CUMULATIVE CURRENCY              $                   $          12,164
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                    1,134,423
     SHAREHOLDER'S LOANS                                       416,100
     SERVICES                                                2,768,702
     DEPOSIT ON EQUIPMENT                                       23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                       3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                   (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                        (143,012)
                                 ---------------     -----------------

BALANCE, JUNE 30, 1999                         0             7,221,702

ISSUANCE OF COMMON
   STOCK FOR SERVICES                                           77,435

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                   (9,390)

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999                                          (514,675)
                                 ---------------     -----------------

BALANCE,
   DECEMBER 31, 1999             $             0     $       6,775,072
                                 ===============     =================


            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED JUNE 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1999





                                                                                  July 1, 1997
                                                                                    (Date of
                                                                      Year         Development
                                                                     Ended          Stage) to
                                                                 June 30, 1999    June 30, 1999
                                                                 -------------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                                     $  (130,848)     $  (747,232)
   Adjustments to reconcile net (loss) to
      net cash (used) by operating activities:
         Depreciation and amortization                                 54,758           55,642
         Minority interest in loss of consolidated subsidiary           1,537            1,537
         Issuance of common stock for services                      2,768,702        2,768,702
         Loss on investment in subsidiary                                   0          101,000
         Cancellation of debt                                        (100,000)        (100,000)
   Changes in operating assets and liabilities:
      Accounts receivable                                          (3,820,494)      (3,820,494)
      Refundable taxes                                                (17,674)         (17,674)
      Employee advances and other receivables                          (2,729)           1,645
      Inventories                                                    (967,304)      (1,001,034)
      Accounts payable                                                650,238          708,632
                                                                  -----------      -----------

NET CASH FLOWS (USED) BY OPERATING
 ACTIVITIES                                                        (1,563,814)      (2,049,276)
                                                                  -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                               (238,792)        (262,946)
   Purchase of mining perimeters                                     (572,780)        (572,780)
   Investment in joint venture - Total Gem Management                 (16,000)         (16,000)
   Deposits on equipment                                              (50,000)         (49,997)
                                                                  -----------      -----------

NET CASH FLOWS (USED) BY INVESTING
 ACTIVITIES                                                          (877,572)        (901,723)
                                                                  -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Bank overdraft                                                      (3,007)               0
   Proceeds from issuance of common stock                           1,168,167        1,323,167
   Proceeds (Repayments) from related entity loan                   1,325,850        1,670,870
                                                                  -----------      -----------

NET CASH FLOWS PROVIDED BY
 FINANCING ACTIVITIES                                             $ 2,491,010      $ 2,994,037
                                                                  -----------      -----------


            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                      FOR THE YEAR ENDED JUNE 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1999



                                                                   July 1, 1997
                                                                     (Date of
                                                       Year         Development
                                                      Ended          Stage) to
                                                  June 30, 1999    June 30, 1999
                                                  -------------    -------------

NET INCREASE IN CASH                                $   49,624       $   43,038

CASH BALANCE, BEGINNING OF PERIOD                            0            6,586
                                                    ----------       ----------

CASH BALANCE, END OF PERIOD                         $   49,624       $   49,624
                                                    ==========       ==========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid                                $      137       $    2,239
                                                    ==========       ==========

       Taxes paid                                   $        0       $        0
                                                    ==========       ==========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

ISSUANCE OF COMPANY STOCK FOR
   SAOWANI DEVELOPMENT S.A.R.L                      $        0       $       36
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK AND
   PROMISSORY NOTE FOR WORLD
   GEMS CORPORATION S.A.R.L                         $        0       $  101,000
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK FOR
   SHAREHOLDER'S LOAN                               $  416,100       $  416,100
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK FOR
   SERVICES                                         $2,768,702       $2,768,702
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK FOR
   DEPOSIT ON EQUIPMENT                             $   23,055       $   23,055
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK FOR
   STONES AND WOOD CORPORATION S.A.R.L              $3,500,000       $3,500,000
                                                    ==========       ==========


            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

            Principles of Consolidation

            The consolidated financial statements include the accounts of American Benefits Group, Inc. and the following subsidiaries:

                                Subsidiary                  Ownership Percentage
                                ----------                  --------------------

                    American Benefits Group, Ltd.                   100%
                    Saowani Development S.A.R.L.                     90%
                    E - Block Technology Inc.                       100%
                    ABFG Sales Ltd. (Canada)                        100%
                    ABFG Sales Limited (USA)                        100%
                    American Benefits Group (Israel) Ltd.           100%
                    American Benefits Group
                       (Israel-Madagascar) Ltd.                     100%
                    Stones and Wood Corporation S.A.R.L.            100%

            All material inter-company accounts and transactions have been eliminated.

            Nature of Business

            American Benefits Group, Inc., which was formerly known as Lifeline Benefits Group, Inc. and Living Benefits Group, Inc., was incorporated on February 26, 1996, in the state of Florida. The company was involved in the business of viatical settlements. Effective June 30, 1997, the company ceased its business operations in viatical settlements, liquidated all assets and paid all liabilities. On July 16, 1997, the company was acquired by new shareholders and the company is now in the business of exploring and extracting mining perimeters in the Democratic Republic of Madagascar.

            American Benefits Group, Ltd. provides management services to related entities. The company also owns 1% of American Benefits Group (Israel) Ltd. and 1 % of American Benefits Group (Israel-Madagascar) Ltd.

            Saowani Development S.A.R.L. is a joint venture partner in three mining perimeters in Madagascar.

            E-Block Technology Inc. is presently performing research and testing of clay, sand and additives for the formulation and manufacture of clay blocks.

            ABFG Sales Ltd. (USA and Canada) are the retail sales entities.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Nature of Business (Continued)

            American Benefits Group (Israel) Ltd. holds a 100% interest in

            Stones and Wood Corporation S.A.R.L.

            American Benefits Group (Israel-Madagascar) Ltd. was formed to own various assets such as equipment used in international companies.

            Stones and Wood Corporation S.A.R.L. owns 37 mining perimeters in Madagascar.

            Cash and Cash Equivalents

            The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

            Inventories

            Inventories are stated at the lower of cost (determined principally by the average cost method) or market.

            For rough stones, the elements of cost include direct labor, materials, equipment costs, and overhead and the full absorption of fixed mining costs.

            For cut and polished stone, the inventory includes the rough stone costs plus the cost to process and finish the stones to complete them for setting into jewelry.

            Long-Lived Assets

            Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the company's results of operations, cash flows or financial position.

            Property and Equipment

            Property and equipment are carried at cost. Repairs and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. The assets are depreciated using the straight-line method with the following lives:

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Property and Equipment (Continued)

                 Office furniture                   10 years
                 Computers                           3 years
                 Film equipment                      3 years
                 Communication equipment             3 years
                 Office security equipment           5 years
                 Reprographics equipment             3 years

                 Computer software                   1  year
                 Mining equipment                    3 years

            Organization Costs

            Costs associated with the organization of the company are being amortized using the straight-line method over five years.

            Compensated Absences

            Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

            Income Taxes

            The company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

            The company intends to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Net Earnings Per Share

            The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no options outstanding that would cause dilution of the common stock.

            Computation of net (loss) per common share

                  Basic and diluted
                    Numerator                  $   (130,848)  =    $(.004)
                                               ------------
                    Denominator                $ 27,911,988

            Minority Interest in Consolidated Subsidiary

            The parent company theory is used for disclosing the minority interest in the consolidated balance sheet.

            Accounting Estimates

            Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

            International Currency Translation

            For translation of its international currencies, the company has determined that the local currencies of its international subsidiaries are the functional currencies.

NOTE 2 DEVELOPMENT STAGE OPERATIONS

            As of June 30, 1999, the company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.

            FAS-7 requires that all development costs be expensed during the development period. The company expensed $3,402,418 of development costs for the year ended June 30, 1999 and $4,027,936 for the period July 1, 1997 (date of development stage) to June 30, 1999.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 3 ACCOUNTS RECEIVABLE

            An account receivable in the amount of $3,819,494 was from one customer and was paid in August 1999.

NOTE 4 COMPREHENSIVE INCOME

            Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes a standard for reporting and displaying comprehensive income and the components within the financial statements. Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets - net income and other comprehensive income. Included in other comprehensive income for the company are cumulative translation adjustments on foreign currency transactions. These adjustments are accumulated within the statement of shareholders' equity under the caption Accumulated Other Comprehensive Income. As of June 30, 1999, accumulated other comprehensive income, as reflected in the consolidated statement of shareholders' equity, was comprised of cumulative translation adjustments totaling $16,024.

            Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

NOTE 5 INVENTORIES

            Inventories are summarized as follows:

                Rough stones                               $  920,530
                Cut and polished gems                          18,885
                Art                                            53,144
                Jewelry                                         6,910
                Work in process - internet contracts            1,565
                                                           ----------

                                                           $1,001,034
                                                           ==========

NOTE 6 PROPERTY AND EQUIPMENT

            Property and equipment consist of the following:

                Office furniture                             $45,245
                Computers                                     56,900
                Film equipment                                 1,442
                Communication equipment                       10,683
                Office security equipment                      8,843

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 6 PROPERTY AND EQUIPMENT (CONTINUED)

                Reprographics equipment                      $ 15,984
                Computer software                               8,180
                Mining equipment                              115,669
                                                             --------
                                                              262,946

                Less accumulated depreciation                  37,112
                                                             --------

                Book value                                   $225,834
                                                             ========

            Depreciation expense for the year ended June 30, 1999 amounted to $27,392.

NOTE 7 UNAMORTIZED MINING PERIMETERS

            The company is amortizing the mining perimeters by the straight-line method over 345 months, which is the estimate life of the perimeters.

                Adjusted cost base of the perimeters       $4,432,780

                Less accumulated amortization                  23,610
                                                           ----------

                Book value                                 $4,409,170
                                                           ==========

            Amortization for the year ended June 30, 1999 is $23,610.

NOTE 8 INCOME TAXES


            (Loss) before income taxes                                        $(144,549)
                                                                              ---------

            The provision for income taxes is estimated as follows:
                   Currently payable                                          $       0
                                                                              ---------
                   Deferred                                                   $       0
                                                                              ---------

            A reconciliation of the provision for income taxes
              compared with the amounts at the U.S. Federal
              Statutory and foreign rates is as follows:
                   Tax at U.S. Federal Statutory income tax rates             $       0
                                                                              ---------
                   Taxes at foreign rates                                     $       0
                                                                              ---------

            Deferred income tax assets and liabilities reflect
              the impact of temporary differences between
              amounts of assets and liabilities for financial
              reporting purposes and the basis of such assets
              and liabilities
              as measured by tax laws.  The net deferred tax assets is:       $       0
                                                                              ---------


            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 8 INCOME TAXES (CONTINUED)

            Temporary differences and carry forwards that gave rise to deferred tax assets and liabilities included the following:

                                                     Deferred Tax
                                              -----------------------------

                                              Assets            Liabilities
                                              ------            -----------

            Net operating loss
               U.S. federal                  $103,000             $      0
               Foreign                         55,000                    .
                                             --------             --------
                   Subtotal                   158,000                    0
               Valuation allowance            158,000                    0
                                             --------             --------

                 Total deferred taxes        $      0             $      0
                                             ========             ========

            A reconciliation of the valuation allowance is as follows:

                 Balance, July 1, 1998                            $149,500

                 Addition for the year ended June 30, 1999           8,500
                                                                  --------

                 Balance, June 30, 1999                           $158,000
                                                                  ========

NOTE 9 NON QUALIFIED STOCK OPTION PLAN

            The company has a nonqualified stock option plan which gives the Board of Directors or a committee designated by the Board of Directors authority to issue additional shares of its common stock at specified prices as determined by the Board of Directors. The Board of Directors have not granted any options as of June 30, 1999.

NOTE 10 PREFERRED STOCK

            The preferred stock has preferences over the common stock for dividends and upon company dissolution.

NOTE 11 INTERNATIONAL SUBSIDIARIES

            The following amounts are included in the consolidated financial statements for international subsidiaries:

              Current assets                              $ 33,063

              Current liabilities                          198,022

              Net property and equipment                   119,826

             See Accompanying Notes and Independent Auditors' Report

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 12 INTEREST EXPENSE

            For the year ended June 30, 1999, the company incurred $131 of interest costs which are included in development costs.

NOTE 13 RENT

            The company rents office space on a month to month basis from a related entity. Rent expense for the year ended June 30, 1999 is $66,171.

NOTE 14 ADVERTISING

            For the year ended June 30, 1999, the company incurred $13,567 of adverting costs which were included in development costs.

NOTE 15 AGENCY AGREEMENT

            The companies have entered into an agency agreement with a corporation director and a company controlled by the director. Under the agreement, the director and the authorized company may incur expenses on behalf of American Benefits Group, Inc. and Subsidiaries and American Benefits Group, Inc. and Subsidiaries agree to reimburse the director and company for all expenses incurred plus reasonable overhead cost reimbursements. The company owes the related entity $ 1,234,997 at June 30, 1999.

            The company incurred expenses under this agreement in the amount of $1,473,609 for the year ended June 30, 1999.

NOTE 16 ACQUISITION OF STONES AND WOOD CORPORATION S.A.R.L.

            In May 1999, the company purchased 100% of Stones and Wood Corporation S.A.R.L. plus 18 type I mining perimeters for $500,000 cash plus 4,997,000 shares of Rule 144 restricted common stock valued at .70(cent) per share which was the fair market value of the perimeters.

            The acquisition was accounted for as a purchase. Stones and Wood Corporation S.A.R.L. was an inactive company and did not have any revenue prior to the acquisition, so pro forma historical information is not presented.

            The purchase price was allocated to the 37 mining perimeters acquired. The company is amortizing the perimeter costs on a straight line basis over the average remaining life of the perimeters.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 17 JOINT VENTURE AGREEMENT (TGM)

            In April 1999, the company entered in to a joint venture agreement, known as Total Gem Management Ltd., with the Menavi Group, an Israeli corporation. Total Gem Management Ltd. (TGM) will be responsible to manage and handle the company's sapphires from the point after mining and sorting.

            American Benefits Group, Inc. is required to provide $1,000,000 cash to TGM and Menavi Group will provide $1,000,000 of gems (wholesale value). As of June 30, 1999, the company advanced $16,000 toward the $1,000,000 commitment.

                                                         American
                                                         Benefits        Menavi
                     Division of Profits                Group, Inc.      Group
                     -------------------                -----------      ------

                On goods from American
                Benefits Group, Inc. mines
                        Total net sales on cut
                        and semicut-stones                  66.6%          33.4%

                On unprocessed rough                          75%            25%

                On goods purchase by American
                Benefit Group, Inc.
                        Total net sales minus
                        total purchase cost

            As of June 30, 1999, there were no income or expenses from the joint venture.

NOTE 18 RELATED PARTY TRANSACTIONS

            The company had the following transactions with a director of the company and companies controlled by the director:

                  1. Purchase of gems - $882,500

                  2. Reimbursement for expenses through the agency agreement - $591,109

                  3. Purchases of office furniture - $21,962

NOTE 19 CANCELLATION OF DEBT INCOME

            On June 19, 1998, the company acquired a 70% interest in World Gems Corporation S.A.R.L. from a corporation controlled by two officers of the corporation. The consideration for the purchase was:

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 19 CANCELLATION OF DEBT INCOME (CONTINUED)

            A. One hundred thousand dollars to be paid prior to July 13, 2000. The note was unsecured and does not bear interest.

            B. Issuance of American Benefits Group, Inc. Rule 144 restricted shares in the amount of 1,000,000 shares at a price of $0.001 cents per share.

            Subsequently after the acquisition, World Gems Corporation S.A.R.L. lost its mining perimeter rights in Madagascar and the Board of Directors elected to write-off the investment in World Gems

            Corporation S.A.R.L. as worthless.

            In March 1999, the company negotiated the cancellation of the $100,000 note payable due to the sellers of World Gem Corporation S.A.R.L.

NOTE 20 SAOWANI - HARINORO

            On June 20, 1999, the company entered into a joint venture for testing and small scale mining of three emerald perimeters in Madagascar. The joint venture is for one and one half years and profits are distributed 80% to Saowani and 20% to Harinoro.

            As of June 30, 1999, there was no income or expense from the joint venture.

NOTE 21 DEVELOPMENT OF WEBSITE

            The company incurred $1,364,789 of costs for development of its website. This amount was paid for as follows:

                Cash and accounts payable                              $771,989

                Shares of restricted stock issued to consultants
                   and contractors                                     $592,800

NOTE 22 COMMITMENT TO PURCHASE MINING EQUIPMENT

            To facilitate its Malagasy Testing Operations, the company has entered into 3 agreements with Dove Gems & Jewelry Co. Ltd. for the purchase of testing equipment which will be transported from Thailand to the company's Madagascar mine sites. The purchase price for the testing equipment is $566,349. The company has made deposits in the amount of $73,055 towards the purchase contracts.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 23 CORPORATION INCOME TAX RETURNS

            The company has not filed its United States and Canadian income tax returns for the years ended June 30, 1998 and 1999. However, the company has incurred losses and it is anticipated that the company will not have any tax liabilities for these years.

NOTE 24 NET OPERATING LOSS CARRYFORWARDS

            The company has the following net operating loss carryforwards:

                                                                      Expiration
                   Country              Year              Amount         Date
                   -------              ----              ------      ----------

               United States        June 30, 1998      $    586,686      2013
               United States        June 30, 1999            97,589      2014
               Canada               June 30, 1998           103,428      2003

               Canada               June 30, 1999            15,005      2004

NOTE 25 CHANGE IN TRADING STATUS

            On July 3, 1999, the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC) de-listed the stock of the company from the Over-the-counter bulletin Board (OTCBB) to the "Pink Sheets".

            This action arises for the SEC's approval of amendments to NASD Rules 6530 and 6540 requiring an issuer to make periodic financial report filings to the SEC and to remain current with those required filings, in order for an issuer of stock to continue being quoted on the OTCBB. Prior to these amendments, there was no requirement for an issuer of stock on the OTCBB to file any reports with the SEC. Management is in the process of filing Form 10SB to become a reporting issuer.

NOTE 26 SUBSEQUENT EVENTS

            In October 1999, the company issued 1,000,000 shares of common stock to Saul BEN-HEIM of Israel in connection with services rendered. The value of the shares on the date of issuance was $57,500.

            In October 1999, the company issued an aggregate of 225,000 shares of common stock to nine consultants of the company as additional compensation for services rendered. The value of the shares on the date of issuance was $19,935.

            See Accompanying Notes and Independent Auditors' Report.

                          AMERICAN BENEFITS GROUP, INC.
                                AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998



                                TABLE OF CONTENTS

                                                                       Page No.
                                                                       --------

INDEPENDENT AUDITORS' REPORT .....................................       1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet.................................       2

       Consolidated Statements of Comprehensive (Loss)............       3

       Consolidated Statements of Operations......................       4

       Consolidated Statement of Shareholders' Equity.............       5

       Consolidated Statements of Cash Flows......................       6 - 7

       Notes to Consolidated Financial Statements.................       8 - 18

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
American Benefits Group, Inc. and Subsidiaries
(Development Stage Companies)
Deerfield Beach, Florida

We have audited the accompanying balance sheet of American Benefits Group, Inc. and Subsidiaries (Development Stage Companies) as of June 30, 1998, and the related statements of comprehensive (loss), operations, shareholders' equity and cash flows for the year then ended and for the period July 1, 1997 (date of development stage) to June 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Benefits Group, Inc. and Subsidiaries as of June 30, 1998 and the results of its operations and its cash flows for the year then ended and for the period July 1, 1997 (date of development stage) to June 30, 1998, in conformity with generally accepted accounting principles.


/s/ Moffitt & Company, P.C.
---------------------------

Moffitt & Company, P.C.
Scottsdale, Arizona

July 9, 1999



                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1998

                                     ASSETS

CURRENT ASSETS
       Refundable taxes                               $    10,253
       Gem inventory                                       33,730
                                                      -----------

            TOTAL CURRENT ASSETS                                   $     43,983

PROPERTY AND EQUIPMENT                                                   23,270

OTHER ASSETS
       Unamortized organization costs                     11,893
       Deposits                                               68
                                                      ----------

          TOTAL OTHER ASSETS                                             11,961

                                                                   ------------

          TOTAL ASSETS                                             $     79,214
                                                                   ============



                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
   Bank overdraft                                   $      3,007
   Accounts payable
     Trade                                                86,566
     Related entity                                      345,020
                                                    ------------

            TOTAL CURRENT LIABILITIES                            $      434,593

LONG-TERM DEBT                                                          100,000

MINORITY INTEREST DEFICIENCY                                           ( 5,270)

SHAREHOLDERS' EQUITY (DEFICIT)
  Preferred stock
   Par value - $10 per share
   Authorized - 10,000,000 shares
   No shares are issued or outstanding
  Common stock
   No par value
   Authorized 200,000,000 shares
   Issued and outstanding - 24,949,000 shares            538,469
  Cumulative currency translation adjustment               3,860
  Retained earnings (deficit)                          ( 372,194)
  Deficit accumulated during the development
    Stage                                               (620,244)
                                                      ----------

            TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                       (450,109)
                                                                    -----------

            TOTAL LIABILITIES AND SHAREHOLDERS'
              EQUITY (DEFICIT)                                      $    79,214
                                                                    ===========

            See Accompanying Notes and Independent Auditors' Report.


                                       2


                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)
                      FOR THE YEAR ENDED JUNE 30, 1998 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1998

                                                                    July 1, 1997
                                                                      (Date of
                                                        Year         Development
                                                        Ended         Stage) to
                                                    June 30, 1998  June 30, 1998
                                                    -------------  -------------

NET (LOSS)                                           $ ( 638,650)    $( 620,244)

OTHER COMPREHENSIVE INCOME
  Foreign currency translation adjustments                 3,860          3,860
                                                     -----------     ----------

NET COMPREHENSIVE (LOSS)                             $ ( 634,790)    $( 616,384)
                                                     ===========     ==========

NET (LOSS) PER COMMON SHARE

  Basic and diluted

    From continuing development operations          $      ( .03)
                                                    ============

    From discontinued operations                    $      (.001)
                                                    ============

AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING

     Basic and diluted                                20,649,000
                                                    ============

            See Accompanying Notes and Independent Auditors' Report.


                                       3


                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED JUNE 30, 1998 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1998

                                                                  July 1, 1997
                                                                    (Date of
                                                      Year         Development
                                                      Ended         Stage) to
                                                  June 30, 1998   June 30, 1998
                                                  -------------   -------------

REVENUE                                             $       0       $       0

DEVELOPMENT COSTS                                    (625,518)       (625,518)
                                                    ---------       ---------

NET (LOSS) FROM CONTINUING
  DEVELOPMENT OPERATIONS                             (625,518)       (625,518)

MINORITY INTEREST IN LOSS OF
  CONSOLIDATED SUBSIDIARY                               5,274           5,274
                                                    ---------       ---------

NET (LOSS) FROM CONTINUING
   DEVELOPMENT OPERATIONS                            (620,244)       (620,244)

NET (LOSS) FROM DISCONTINUED
   OPERATIONS                                         (18,406)              0
                                                    ---------       ---------

NET (LOSS)                                          $(638,650)      $(620,244)
                                                    =========       =========

            See Accompanying Notes and Independent Auditors' Report.


                                       4


                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1998

                                 Preferred Stock           Common Stock
                           -----------------------   -----------------------
                              Shares        Amount     Shares       Amount
                           ----------   ----------   ----------   ----------
BALANCE, JULY 1, 1997                                 1,683,000   $    1,683

CHANGE IN PAR VALUE                                                  475,750

ISSUANCE OF COMMON
   STOCK FOR CASH                                     3,300,000       60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                     3,000,000           36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                       15,966,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON STOCK
   FOR 70% OF WORLD GEMS
   CORPORATION                                        1,000,000        1,000

NET (LOSS) FOR THE YEAR
   ENDED JUNE 30, 1998
                           ----------   ----------   ----------   ----------
BALANCE, JUNE 30, 1998              0   $        0   24,949,000   $  538,469
                           ==========   ==========   ==========   ==========

       See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1998



                                                                             Deficit
                                              Cumulative                   Accumulated                 Total
                                Additional    Currency        Retained     During the               Shareholders'
                                 Paid in     Translation      Earnings     Development  Shareholder    Equity
                                  Capital     Adjustment      (Deficit)       Stage      Receivable   (Deficit)
                              ----------     ----------     ----------   -----------    ----------  ----------

BALANCE, JULY 1, 1997         $  475,750     $        0     $ (353,788)  $         0    $  (95,000) $   28,645

CHANGE IN PAR VALUE             (475,750)

ISSUANCE OF COMMON
   STOCK FOR CASH                                                                                       60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                                           36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                                                              95,000      95,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                     3,860                                                  3,860

ISSUANCE OF COMMON STOCK
   FOR 70% OF WORLD GEMS
   CORPORATION                                                                                           1,000

NET (LOSS) FOR THE YEAR
   ENDED JUNE 30, 1998                                         (18,406)     (620,244)                 (638,650)

                              ----------     ----------     ----------   -----------    ----------  ----------
BALANCE, JUNE 30, 1998        $        0     $    3,860     $ (372,194)  $  (620,244)   $        0  $ (450,109)
                              ==========     ==========     ==========   ===========    ==========  ==========


            See Accompanying Notes and Independent Auditors' Report.


                                       5


                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED JUNE 30, 1998 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1998

                                                                   July 1, 1997
                                                                    (Date of
                                                         Year      Development
                                                         Ended      Stage) to
                                                   June 30, 1998   June 30, 1998
                                                   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                         $(634,790)    $(616,384)
  Adjustments to reconcile net (loss) to
    net cash (used) by operating activities:
      Depreciation and amortization                     42,368           884
      Loss on investment in subsidiary                 101,000       101,000

  Changes in operating assets and liabilities:
   Investment funds receivable                          65,189             0
   Gem inventory                                       (33,730)      (33,730)
   Other assets                                        (16,729)        4,374
   Deposits                                              3,592             3
   Accounts payable                                     58,394        58,394
   Unearned revenue                                    (70,753)            0
                                                     ---------     ---------

NET CASH FLOWS (USED) BY OPERATING
 ACTIVITIES                                           (485,459)     (485,459)
                                                     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                  (24,154)      (24,154)
                                                     ---------     ---------

NET CASH FLOWS (USED) BY INVESTING
  ACTIVITIES                                           (24,154)      (24,154)
                                                     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Bank overdraft                                         3,007         3,007
  Proceeds from issuance of common stock                60,000        60,000
  Proceeds from related entity loan                    345,020       345,020
  Proceeds from shareholder receivable                  95,000        95,000
                                                     ---------     ---------

NET CASH FLOWS PROVIDED BY
   FINANCING ACTIVITIES                                503,027       503,027
                                                     ---------     ---------

NET DECREASE IN CASH                                 $  (6,586)    $  (6,586)

            See Accompanying Notes and Independent Auditors' Report.


                                       6


                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                      FOR THE YEAR ENDED JUNE 30, 1998 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1998

                                                                July 1, 1997
                                                                  (Date of
                                                  Year           Development
                                                  Ended           Stage) to
                                              June 30, 1998     June 30, 1998
                                              -------------     -------------

CASH BALANCE, JULY 1, 1997                       $  6,586         $  6,586
                                                 --------         --------

CASH BALANCE, JUNE 30, 1998                      $      0         $      0
                                                 ========         ========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

     Interest paid                               $  2,033         $  2,033

                                                 ========         ========
     Taxes paid                                  $      0         $      0
                                                 ========         ========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

ISSUANCE OF COMPANY STOCK FOR
   SOAWANI DEVELOPMENT S.A.R.L                                    $     36
                                                                  ========
ISSUANCE OF COMPANY STOCK AND
   PROMISSORY NOTE FOR WORLD
   GEMS CORPORATION S.A.R.L                                       $101,000
                                                                  ========

            See Accompanying Notes and Independent Auditors' Report.


                                       7


                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

            Principles of Consolidation

            The consolidated financial statements include the accounts of American Benefits Group, Inc. and the following subsidiaries:

                        Subsidiary               Ownership Percentage
                 -----------------------------   --------------------

                 American Benefits Group, Ltd.            100%
                 Soawani Development S.A.R.L.              90%
                 E - Block Technology Inc.                100%

            All material inter-company accounts and transactions have been eliminated.

            Nature of Business

            American Benefits Group, Inc., which was formerly known as Lifeline Benefits Group, Inc. and Living Benefits Group, Inc., was incorporated on February 26, 1996, in the state of Florida. The company was involved in the business of viatical settlements. Effective June 30, 1997, the company ceased its business operations in viatical settlements. On July 16, 1997, the company was acquired by new shareholders and the company is now in the business of exploring and extracting mining perimeters in the Democratic Republic of Madagascar.

            The company purchased 100% of the outstanding stock of American Benefits Group, Ltd. from a company controlled by a director of the company. American Benefits Group, Ltd. provides management services to related entities.

            American Benefits Group, Inc. acquired a 90% interest in Soawani Development S.A.R.L. from a company controlled by two directors. Saowani Development S.A.R.L. owns 13 mineral perimeters in Madagascar.

            E-Block Technology, Inc. is presently performing research and testing of clay, sand and additives for the formulation and manufacture of clay blocks.

            Cash and Cash Equivalents

            The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Gem Inventory

            The gem inventory is stated at the lower of cost (determined principally the average cost method) or market.

            Long-Lived Assets

            Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the company's results of operations, cash flows or financial position.

            Property and Equipment

            Property and equipment is carried at cost. Repairs and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. The assets are depreciated using the straight-line method with estimated useful lives of 1-10 years.

            Organization Costs

            Costs associated with the organization of the company are being amortized using the straight-line method over five years.

            Compensated Absences

      Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Income Taxes

            The company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

            The company intends to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings.

            Net Earnings Per Share

            The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no options outstanding that would cause dilution of the common stock.

            Minority Interest in Consolidated Subsidiary

            The parent company theory is used for disclosing the minority interest in the consolidated balance sheet.

            Accounting Estimates

            Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles.

            See Accompanying Notes and Independent Auditors' Report.

                        AMERICAN BENEFITS GROUP, INC. AND
                                  SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

            International Currency Translation

            For translation of its international currencies, the company has determined that the local currencies of its international subsidiaries are the functional currencies.

NOTE 2 DEVELOPMENT STAGE OPERATIONS

            The company acquired 90% interest in 13 mining perimeters in the Democratic Republic of Madagascar. The company has retained engineers, geologists and other consultants necessary to explore and test the properties for sapphires and other precious minerals.

            As of June 30, 1998, the company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.

            FAS-7 requires that all development costs be expensed during the development period. The company expensed $625,518 of development costs for the year ended June 30, 1998 and for the period July 1, 1997 (date of development stage) to June 30, 1998.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 3 PROPERTY AND EQUIPMENT

            Property and equipment consist of the following:

                  Office furniture and equipment       $ 3,297
                  Computer hardware                     12,677
                  Computer software                      8,180
                                                       -------
                      Subtotal                          24,154
                  Less accumulated depreciation            884
                                                       -------
                     Total                             $23,270
                                                       =======

            Depreciation expense for year ended June 30, 1998 on assets owned at June 30, 1998 amounted to $884.

NOTE 4 INCOME TAXES

            (Loss) before income taxes                    $(643,924)
                                                          ---------

            The provision for income taxes
             is estimated as follows:

                   Currently payable                      $       0
                                                          ---------
                   Deferred                               $       0
                                                          ---------

            A reconciliation of the provision for income taxes compared with the amounts at the U.S. Federal and foreign Statutory rates is as follows:

            Tax at U.S. Federal Statutory income tax rates        $  0
                                                                  ----
                   Taxes at foreign rates                         $  0
                                                                  ----

            Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws.

            The net deferred tax assets is:                       $  0
                                                                  ----

            Temporary differences and carry forwards that gave rise to deferred tax assets and liabilities included the following:

                                                     Deferred Tax
                                                 Assets    Liabilities
                                                 ------    -----------

            Net operating loss
                U.S. federal                    $ 96,500    $      0
                Foreign                           53,000           .
                                                --------    --------
                  Subtotal                       149,500           0
                Valuation allowance              149,500           0
                                                --------    --------

                   Total deferred taxes         $      0    $      0
                                                ========    ========

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 4 INCOME TAXES (CONTINUED)

            A reconciliation of the valuation allowance is as follows:

            Balance, July 1, 1997                         $  43,000
            Lost due to change in ownership                 (43,000)
            Addition for the year ended June 30, 1998       149,500
                                                          ---------

               Balance, June 30, 1998                     $ 149,500
                                                          =========

NOTE 5 STOCK DIVIDEND

            On November 18, 1997, the Board of Directors declared a dividend by subdividing the shares of the common stock of the company on the basis of one old share for three new shares.

NOTE 6 NON QUALIFIED STOCK OPTION PLAN

            The company has a nonqualified stock option plan which gives the Board of Directors or a committee designated by the Board of Directors authority to issue additional shares of its common stock at specified prices as determined by the Board of Directors. The Board of Directors have not granted any options as of June 30, 1998.

NOTE 7 COMMON AND PREFERRED STOCK

            On November 18, 1997, the authorized shares of the company stock were increased to 200,000,000 common stock voting shares and the par value was changed from .001(cent) per share to no par value. In addition, the company authorized 10,000,000 preferred voting shares at a par value of $10.00 per share.

NOTE 8 PREFERRED STOCK

            The preferred stock has preferences over the common stock for dividends (non cumulative) and upon company dissolution.

NOTE 9 INTERNATIONAL SUBSIDIARIES

            The following amounts are included in the consolidated financial statements for international subsidiaries:

                  Current assets                       $ 8,059

                  Current liabilities                   77,696

                  Net property and equipment            20,303

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 10 INTEREST EXPENSE

            For the year ended June 30, 1998, the company incurred $2,033 of interest costs which are included in development costs.

NOTE 11 RENT

            The company rents office space on a month to month basis from a related entity. Rent expense for the year ended June 30, 1998 is $23,168.

NOTE 12 AGENCY AGREEMENT

            The companies have entered an agency agreement with a corporation director and a company controlled by the director. Under the agreement, the director and the authorized company may incur expenses on behalf of American Benefits Group, Inc. and Subsidiaries and American Benefits Group, Inc. and Subsidiaries agree to reimburse the director and company for all expenses incurred plus reasonable overhead cost reimbursements. The company owes the related entity $345,020 at June 30, 1998.

            The company incurred expenses under this agreement in the amount of $345,020 for the year ended June 30, 1998.

NOTE 13 LONG-TERM DEBT

            The note is unsecured, does not bear interest and is due on July 13, 2000. Since the note was canceled in March 1999, the company did not impute interest for the period of June 19, 1998 to June 30, 1998.

NOTE 14 ACQUISITION OF SAOWANI DEVELOPMENT S.A.R.L.

            On August 26, 1997, the company acquired Saowani Development S.A.R.L. by exchanging 3,000,000 shares of its common stock for 90% of the common stock of Saowani Development S.A.R.L. The acquisition has been accounted for as a pooling of interest.

            The details of the results of operations (unaudited) for each separate company, prior to the date of combination, that are included in the current net income are:

                                     American Benefits      Saowani
                                      Group, Inc. and     Development
                                       Subsidiaries        S.A.R.L.
                                      ---------------     -----------
                  Revenue               $       0          $       0

                  Development costs       445,294                  0
                                        ---------          ---------

                  Net (loss)            $(445,294)         $       0
                                        =========          =========

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 14 ACQUISITION OF SAOWANI DEVELOPMENT S.A.R.L. (CONTINUED)

            There were no adjustments in the net assets of the combining companies to adopt the same accounting policies.

            Each of the companies had a June 30 year end so no accounting adjustments were necessary.

            An (unaudited) reconciliation of revenues and earnings reconciled with the amounts shown in the consolidated financial statements is as follows:
            Net (loss) on American Benefits Group, Inc.

            and subsidiary at August 26, 1997               $ (38,438)
            Add Saowani Development S.A.R.L. (loss)           (47,104)
            Additional net (loss) from August 27, 1997 to

            June 30, 1998                                    (558,382)
                                                            ---------
            Net (loss) for the year ended June 30, 1998     $(643,924)
                                                            =========

NOTE 15 ACQUISITION OF AMERICAN BENEFITS GROUP, LTD.

            On January 1, 1998, the company purchased 100% of the issued and outstanding shares of American Benefits Group, Ltd., for $100 which was the estimated fair market value of the net assets acquired.

            The acquisition was accounted for as a purchase and the results of American Benefits Group, Ltd. are included in the consolidated financial statements since the date of acquisition.

            The allocation of the purchase price was as follows:

            Accounts receivable                              $204,684
            Loan payable, stockholder                         204,584
                                                             --------

            Net book value and estimated fair market value   $    100
                                                             ========

            The following table presents unaudited pro forma combined historical results as if American Benefits Group, Ltd. was acquired at the beginning of the fiscal year. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the fiscal year, nor are they necessarily indicative of future consolidated results.

            Pro forma results (unaudited)
               Net sales                                  $       0
               Net (loss)                                 $(643,924)
               Net (loss) per common share                $   (.035)

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 16 ACQUISITION OF WORLD GEMS CORPORATION S.A.R.L.

            On June 19, 1998, the company acquired a 70% interest in World Gems Corporation S.A.R.L. from a company controlled by two officers of the corporation. The consideration for the purchase was:

            1. One hundred thousand dollars to be paid prior to July 13, 2000. The note is unsecured and does not bear interest.

            2. Issuance of American Benefits Group, Inc. Rule 144 restricted shares in the amount of 1,000,000 shares at a price of $ 0.001 cents per share.

            The acquisition was accounted for as a purchase. World Gems Corporation S.A.R.L. was an inactive company and did not have any revenue prior to the acquisition, so pro forma historical information is not presented.

            The allocation of the purchase price is as follows:

            34 mining perimeters                               $101,000

            In March 1999, World Gems Corporation S.A.R.L. lost its mining perimeter rights in Madagascar and the Board of Directors elected to write-off the investment in World Gems Corporation S.A.R.L. as worthless. The company negotiated the cancellation of the $100,000 note payable due to the sellers of World Gems Corporation S.A.R.L.

NOTE 17 ACQUISITION OF STONES AND WOOD CORPORATION S.A.R.L.

            In May 1999, the company purchased 100% of Stones and Wood Corporation S.A.R.L. plus 18 type I mining perimeters for $500,000 cash plus 4,997,000 shares of Rule 144 restricted common stock valued at .70(cent) per share which was the fair market value of the perimeters.

            The acquisition was accounted for as a purchase. Stones and Wood Corporation S.A.R.L. was an inactive company and did not have any revenue prior to the acquisition, so pro forma historical information is not presented.

            The purchase price was allocated to the 37 mining perimeters acquired. The company will amortize the perimeter costs on a straight line basis over the average remaining life of the perimeters.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 18 SUBSEQUENT EVENTS

      A.    Joint Venture Agreement

            In April 1999, the company entered into a joint venture agreement, known as Total Gem Management Ltd, with the Menavi Group, an Israeli corporation. Total Gem Management Ltd. (TGM) will be responsible to manage and handle the company's sapphires from the point after mining and sorting.

            American Benefits Group, Inc. is required to provide $1,000,000 cash to TGM and Menavi Group will provide $1,000,000 of gems (wholesale value).

                                        American
                                        Benefits            Menavi
            Division of Profits         Group, Inc.          Group
            -------------------         -----------          -----

            On goods from American
            Benefits Group, Inc. mines
            Total net sales on cut
             and semicut-stones             66.6%          33.4%

            On unprocessed rough            75.0%          25.0%

            On goods purchased by American
            Benefit Group, Inc.
                    Total net sales minus
                    total purchase cost

      B.    New Subsidiaries

            The company formed the following new subsidiaries after June
            30, 1998:

            1.    ABFG Sales Limited (USA)
            2.    ABFG Sales Ltd. (Canada)
            3.    American Benefits Group (Israel) Ltd., Israel
            4.    American Benefits Group (Israel-Madagascar) Ltd., Israel
            5.    ABFG Resources Madagascar S.A.R.L., Madagascar

      C.    Issuance of Common Stock

            In June 1999, the company issued, pursuant to Rule 144, an aggregate of 5,220,000 shares of common stock to 36 employees and consultants as additional compensation for services rendered. The value of the shares issued on the date of issuance was $1,096,200.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 18 SUBSEQUENT EVENTS (CONTINUED)

      C.    Issuance of Common Stock (Continued)

            From February 1999 through June 1999, the company issued and sold, pursuant to Rule 144, an aggregate of 7,410,075 shares of common stock to an aggregate of 47 accredited investors. The common shares were sold pursuant to an offering of Rule 144 common stock at a unit price of $.30 per unit. The sale resulted in an aggregate offering of $1,863,025.

            In June 1999, the company issued and sold, pursuant to Rule 144, 23,000 common shares to Dove Gems & Jewelry Co., Ltd. in exchange for a deposit on equipment. The value of the shares on the date of issuance was $23,056.

            From December 1998 through to May 1999, the company issued and sold to 14 accredited investors 10,000,000 units, each unit consisting of 1 share of common stock at an average price $.10 per unit for an aggregate offering price of $1,000,000. The units were issued without registration under the Securities Act in reliance on the exemption from registration provided by regulation D promulgated under the Securities act.

      D.    Change in Trading Status

            On July 3, 1999, the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC) de-listed the stock of the company from the Over-the-Counter Bulletin Board (OTCBB) to the "Pink Sheets".

            This action arises from the SEC's approval of amendments to NASD Rules 6530 and 6540 requiring an issuer to make periodic financial report filings to the SEC and to remain current with those required filings, in order for an issuer of stock to continue being quoted on the OTCBB. Prior to these amendments, there was no requirement for an issuer of stock on the OTCBB to file any reports with the SEC. Management is in the process of filing Form 10SB to become a reporting issuer.

NOTE 19 CORPORATION INCOME TAX RETURNS

            The company has not filed its United States and Canadian income tax returns for the year ended June 30, 1998. However, the company incurred losses and it is anticipated that the company will not have a tax liability.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 20 NET OPERATING LOSS CARRYFORWARDS

            The company has the following net operating loss carryforwards:

                                                                  Expiration
                   Country           Year           Amount           Date
               -------------     -------------    ----------      -----------
               United States     June 30, 1998    $  586,686         2013
               Canada            June 30, 1998       103,428         2003

            See Accompanying Notes and Independent Auditors' Report

                          AMERICAN BENEFITS GROUP, LTD.
                              FINANCIAL STATEMENTS
                     SEPTEMBER 5, 1997 TO DECEMBER 31, 1997

                                TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------


INDEPENDENT  AUDITORS'  REPORT                                                 1

FINANCIAL  STATEMENTS

       Balance  Sheet                                                          2

       Statement  of  Operations                                               3

       Statement of Shareholders' Equity (Deficit)                             4

       Statement  of  Cash  Flows                                              5

       Notes  to  Financial  Statements                                        6

                          INDEPENDENT AUDITORS' REPORT



To  the  Shareholders  and  Board  of  Directors
American  Benefits  Group,  Ltd.
Deerfield  Beach,  Florida

We have audited the accompanying balance sheet of American Benefits Group, Ltd. as of December 31, 1997, and the related statements of operations, shareholders' equity and cash flows for the period September 5, 1997 (date of incorporation) to December 31, 1997. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Benefits Group, Ltd. as of December 31, 1997 and the results of its operations and its cash flows for the period September 5, 1997 to December 31, 1997, in conformity with generally accepted accounting principles.


/s/  Moffitt  and  Company,  P.C.
---------------------------------

Moffitt  and  Company,  P.C.
Scottsdale,  Arizona


July  9,  1999

                          AMERICAN BENEFITS GROUP, LTD.
                                  BALANCE SHEET
                                DECEMBER 31, 1997


                                     ASSETS


CURRENT ASSETS
       Accounts receivable                                 $204,684
                                                           ========


                    LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES
       Accounts payable, shareholder                       $204,584

SHAREHOLDERS' EQUITY
       Class A common shares, voting shares
          Authorized unlimited shares, no par value
          Issued and outstanding - 100 shares        $100
       Class B common shares, voting shares
          Authorized unlimited shares, no par value
          Issued and outstanding - 0 - shares           0
       Class C common shares
          Authorized unlimited shares, no par value
          Issued and outstanding - 0 - shares           0
       Retained earnings                                0
                                                     ----

            TOTAL SHAREHOLDERS' EQUITY                          100
                                                           --------

            TOTAL LIABILITIES AND SHAREHOLDERS'
              EQUITY                                       $204,684
                                                           ========


      See Accompanying Notes and Independent Auditors' Report

                          AMERICAN BENEFITS GROUP, LTD.
                             STATEMENT OF OPERATIONS
                        FOR THE PERIOD SEPTEMBER 5, 1997
                              TO DECEMBER 31, 1997



REVENUE                                           $208,260

COSTS AND EXPENSES
       Production costs       $          189,327
       Corporation overhead               18,933
                              ------------------

TOTAL COSTS AND EXPENSES                           208,260
                                                  --------

NET INCOME                                        $      0
                                                  ========



NET INCOME PER COMMON SHARE

       Basic and diluted                          $   1.00
                                                  ========

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING

       Basic and diluted                               100
                                                  ========


  See Accompanying Notes and Independent Auditors' Report

                          AMERICAN BENEFITS GROUP, LTD.
                        STATEMENT OF SHAREHOLDERS' EQUITY
                        FOR THE PERIOD SEPTEMBER 5, 1997
                              TO DECEMBER 31, 1997



                             COMMON  STOCK
                            ---------------  RETAINED
                            SHARES  AMOUNT   EARNINGS
                            ------  -------  --------

SEPTEMBER 5, 1997, DATE OF
   INCORPORATION                 0  $     0  $     0

ISSUANCE OF 100 SHARES OF
   COMMON STOCK                100      100        0

NET INCOME FOR THE PERIOD
   SEPTEMBER 5, 1997 TO
   DECEMBER 31, 1997             0        0        0
                            ------  -------  -------

BALANCE, DECEMBER 31, 1997     100  $   100  $     0
                            ======  =======  =======


  See Accompanying Notes and Independent Auditors' Report

                          AMERICAN BENEFITS GROUP, LTD.
                             STATEMENT OF CASH FLOWS
                        FOR THE PERIOD SEPTEMBER 5, 1997
                              TO DECEMBER 31, 1997



CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                             $        0
  Adjustment to reconcile net income to net cash
   provided by operating activities:
    Change in operating assets and liabilities:
      Accounts receivable                                 ( 204,584)
      Accounts payable                                      204,584
                                                         -----------

NET CASH FLOWS PROVIDED BY
   OPERATING ACTIVITIES                                               $       0

CASH FLOWS FROM INVESTING ACTIVITIES                                          0

CASH FLOWS FROM FINANCING ACTIVITIES                                          0
                                                                     -----------

NET INCREASE IN CASH                                                          0

CASH AND CASH EQUIVALENTS AT
   DATE OF INCORPORATION                                                      0
                                                                     -----------

CASH AND CASH EQUIVALENTS AT
   DECEMBER 31, 1997                                                 $        0
                                                                     ===========



SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid                                                 $       0
                                                                     ==========

       Taxes paid                                                    $       0
                                                                     ==========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

       Issuance of common stock for accounts receivable              $     100
                                                                     ==========


          See Accompanying Notes and Independent Auditors' Report

                          AMERICAN BENEFITS GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                        FOR THE PERIOD SEPTEMBER 5, 1997
                              TO DECEMBER 31, 1997


NOTE  1   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

          NATURE  OF  BUSINESS
          --------------------

          The company was incorporated on September 5, 1997 as Trump Oil Corp. and changed its name on April 3, 1998 to American Benefits Group, Ltd. The company's main business purpose is to provide management services to related entities.

          CASH  AND  CASH  EQUIVALENTS
          ----------------------------

          The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

          ACCOUNTING  ESTIMATES
          ---------------------

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

          INTERNATIONAL  CURRENCY  TRANSLATION
          ------------------------------------

          For translation of its international currencies, the company has determined that the local currencies are the functional currencies. The financial statements are presented in United States dollars.

          EARNINGS  PER  SHARE
          --------------------

          The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, potentially dilutive securities that would have an anti-dilutive effect on net loss per shares are excluded.

NOTE  2   CHANGE  OF  OWNERSHIP

          On January 1, 1998, the principal shareholders sold 100% of the company to American Benefits Group, Inc. and the company became a wholly-owned subsidiary of American Benefits Group, Inc.



          See Accompanying Notes and Independent Auditors' Report

                         WORLD GEMS CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                          JULY 1, 1997 TO JUNE 18, 1998






          See Accompanying Notes and Independent Auditors' Report

                                TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------


INDEPENDENT  AUDITORS'  REPORT                                                 1

FINANCIAL  STATEMENTS

       Balance  Sheet                                                          2

       Statement  of  Operations                                               3

       Statement  of  Shareholders'  Equity                                    4

       Statement  of  Cash  Flows                                              5

       Notes  to  Financial  Statements                                    6 - 7



     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                          INDEPENDENT AUDITORS' REPORT



To  the  Shareholders  and  Board  of  Directors
World  Gems  Corporation  S.A.R.L.
(A  Development  Stage  Company)
Deerfield  Beach,  Florida

We  have  audited  the  accompanying  balance  sheet  of  World Gems Corporation
S.A.R.L. as of June 18, 1998, and the related statement of operations, shareholders' equity and cash flows for the period July 1, 1997(date of incorporation and commencement of development stage) to June 18, 1998. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Gems Corporation S.A.R.L. as of June 18, 1998 and the results of its operations and its cash flows for the period July 1, 1997 to June 18, 1998, in conformity with generally accepted accounting principles.


/s/  Moffitt  and  Company,  P.C.
---------------------------------

Moffitt  and  Company,  P.C.
Scottsdale,  Arizona


July  9,  1999



     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                         WORLD GEMS CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                  JUNE 18, 1998



                                      ASSETS

TOTAL ASSETS                                                $       0
                                                            ==========


               LIABILITIES AND SHAREHOLDERS' EQUITY


LIABILITIES                                                 $       0

SHAREHOLDERS' EQUITY
       Common stock
          Par value .16  per share
          Authorized  - 1,000 shares
          Issued and outstanding - 1,000 shares    $  160
       Deficit accumulated during the development
          stage                                     ( 160)
                                                   -------

            TOTAL SHAREHOLDERS' EQUITY                              0
                                                             ---------

            TOTAL LIABILITIES AND SHAREHOLDERS'
              EQUITY                                        $       0
                                                            ==========


     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                         WORLD GEMS CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
       FOR THE PERIOD JULY 1, 1997 (DATE OF INCORPORATION AND DEVELOPMENT)
                                TO JUNE 18, 1998



REVENUE                        $    0

DEVELOPMENT COSTS                 160
                               -------

NET (LOSS)                     $( 160)
                               =======




NET (LOSS) PER COMMON SHARE

      Basic and diluted         ( .16)
                               =======

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING    1,000
                               =======


     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                         WORLD GEMS CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF SHAREHOLDERS' EQUITY
       FOR THE PERIOD JULY 1, 1997 (DATE OF INCORPORATION AND DEVELOPMENT)
                                TO JUNE 18, 1998



                                                       DEFICIT
                                                     ACCUMULATED
                                     COMMON  STOCK   DURING THE
                                     -------------   DEVELOPMENT
                                     SHARES  AMOUNT    STAGE
                                     ------  ------  -----------

JULY 1, 1997, DATE OF INCORPORATION       0  $     0  $       0

ISSUANCE OF 1,000 SHARES OF STOCK     1,000      160          0

NET (LOSS) FOR THE PERIOD
   JULY 1, 1997 TO JUNE 18, 1998          0        0      ( 160)
                                     ------  -------  ----------

BALANCE, JUNE 18, 1998                1,000  $   160  $    (160)
                                     ======  =======  ==========


     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                         WORLD GEMS CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
       FOR THE PERIOD JULY 1, 1997 (DATE OF INCORPORATION AND DEVELOPMENT)
                                TO JUNE 18, 1998



CASH FLOWS FROM OPERATING ACTIVITIES
       Net (loss)                             $   (160)
                                              ---------

       NET CASH FLOWS (USED) BY OPERATING
          ACTIVITIES                                     $   (160)

CASH FLOWS FROM INVESTING ACTIVITIES                            0

CASH FLOWS FROM FINANCING ACTIVITIES
       Issuance of common stock                   160
                                              ---------

       NET CASH FLOWS PROVIDED BY FINANCING
          ACTIVITIES                                         160
                                                         --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                      0

CASH AND CASH EQUIVALENTS AT
   DATE OF INCORPORATION                                       0
                                                         --------

CASH AND CASH EQUIVALENTS AT
   JUNE 18, 1998                                         $     0
                                                         ========



SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid                                     $     0
                                                         ========

       Taxes paid                                        $     0
                                                         ========


   See  Accompanying  Notes  and  Independent  Auditors'  Report.

                         WORLD GEMS CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
       FOR THE PERIOD JULY 1, 1997 (DATE OF INCORPORATION AND DEVELOPMENT)
                                TO JUNE 18, 1998


NOTE  1   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

          NATURE  OF  BUSINESS
          --------------------

          The company was incorporated on July 1, 1997 in the Democratic Republic of Madagascar for the purpose of exploring and extracting mining perimeters in Madagascar.

          CASH  AND  CASH  EQUIVALENTS
          ----------------------------

          The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

          ACCOUNTING  ESTIMATES
          ---------------------

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

          INTERNATIONAL  CURRENCY  TRANSLATION
          ------------------------------------

          For translation of its international currencies, the company has determined that the local currencies are the functional currencies. The financial statements are presented in United States dollars.

          NET  EARNINGS  PER  SHARE
          -------------------------

          The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, potentially dilutive securities that would have an anti-dilutive effect on net loss per shares are excluded.

NOTE  2   DEVELOPMENT  STAGE  OPERATIONS

          The company is in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.


     See  Accompanying  Notes  and  Accountants'  Review  Report.

                         WORLD GEMS CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
       FOR THE PERIOD JULY 1, 1997 (DATE OF INCORPORATION AND DEVELOPMENT)
                                TO JUNE 18, 1998


NOTE  2   DEVELOPMENT  STAGE  OPERATIONS  (CONTINUED)

          FAS-7 requires that all development costs be expensed during the development period. The statement of operations details the amount expensed for development costs.

NOTE  3   MINING  PERIMETERS

          On June 18, 1998, the company held 34 sapphire and gold perimeters in Madagascar. In March, 1999, the company lost their perimeter rights for failure to pay the taxes on the property.


NOTE  4   CHANGE  OF  OWNERSHIP

          On June 19, 1998, the principal shareholders sold 70% of the company to American Benefits Group, Inc.


     See  Accompanying  Notes  and  Accountants'  Review  Report.

                      STONES AND WOOD CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                         MAY 10, 1999 AND JUNE 30, 1998



     See  Accompanying  Notes  and  Accountants'  Review  Report.

                                TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------


INDEPENDENT  AUDITORS'  REPORT . . . . . . . . . . . . . . . . . . . . .       1

FINANCIAL  STATEMENTS

       Balance  Sheets . . . . . . . . . . . . . . . . . . . . . . . . .       2

       Statements  of  Comprehensive  (Loss) . . . . . . . . . . . . . .       3

       Statements  of  Operations . . . . . . . . . . . . . . . . . . .        4

       Statement  of  Shareholders'  Equity  (Deficit) . . . . . . . . .       5

       Statements  of  Cash  Flows . . . . . . . . . . . . . . . . . . .   6 - 7

       Notes  to  Financial  Statements . . . . . . . . . . . . . . . .   8 - 10


     See  Accompanying  Notes  and  Accountants'  Review  Report.

                          INDEPENDENT AUDITORS' REPORT



To  the  Shareholders  and  Board  of  Directors
Stones  and  Wood  Corporation  S.A.R.L.
(A  Development  Stage  Company)
Deerfield  Beach,  Florida

We have audited the accompanying balance sheets of Stones and Wood Corporation S.A.R.L. ( a development stage company) as of May 10, 1999 and June 30, 1998, and the related statements of comprehensive (loss), operations, shareholders' equity and cash flows for the period July 1, 1998 to May 10, 1999, year ended June 30, 1998 and for the period June 3, 1997 (date of development stage) to May 10, 1999. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stones and Wood Corporation S.A.R.L. as of May 10, 1999 and June 30, 1998 and the results of its operations and its cash flows for the period July 1, 1998 to May 10, 1999, year ended June 30, 1998 and for the period June 3, 1997 (date of development stage) to May 10, 1999, in conformity with generally accepted accounting principles.


/s/  Moffitt  and  Company,  P.C.
---------------------------------

Moffitt  and  Company,  P.C.
Scottsdale,  Arizona

July  9,  1999


     See  Accompanying  Notes  and  Accountants'  Review  Report.

                           STONES AND WOOD CORPORATION S.A.R.L.
                              (A DEVELOPMENT STAGE COMPANY)
                                      BALANCE SHEETS
                              MAY 10, 1999 AND JUNE 30, 1998



                                   ASSETS

                                                           MAY 10,   JUNE 30,
                                                             1999      1998
                                                          ---------  --------
CURRENT ASSETS
       Cash                                               $     39   $    23
                                                          ---------  --------

TOTAL ASSETS                                              $     39   $    23
                                                          =========  ========


                    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES
       Accounts payable                                   $      0   $     18
       Loan payable, shareholder                             2,629      2,022
                                                          ---------  ---------

TOTAL CURRENT LIABILITIES                                    2,629      2,040
                                                          ---------  ---------

SHAREHOLDERS' EQUITY
       Common stock
          Par value .16  per share
          Authorized 1,000 shares
          Issued and outstanding - 1,000 shares                160        160
       Cumulative currency translation adjustment              326          0
       Deficit accumulated during the development stage    ( 3,076)   ( 2,177)
                                                          ---------  ---------

            TOTAL SHAREHOLDERS' EQUITY (DEFICIT)           ( 2,590)   ( 2,017)
                                                          ---------  ---------

            TOTAL LIABILITIES AND SHAREHOLDERS'
              EQUITY                                      $     39   $     23
                                                          =========  =========


     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                                   STONES AND WOOD CORPORATION S.A.R.L.
                                      (A DEVELOPMENT STAGE COMPANY)
                                    STATEMENT OF COMPREHENSIVE (LOSS)
                               FOR THE PERIOD JULY 1, 1998 TO MAY 10, 1999,
                                       YEAR ENDED JUNE 30, 1998 AND
                             PERIOD JUNE 3, 1997 (DATE OF DEVELOPMENT STAGE)
                                             TO MAY 10, 1999



                                                                   JUNE 3, 1997
                                                                    (DATE OF
                                    JULY 1, 1998                   DEVELOPMENT
                                         TO          YEAR ENDED      STAGE) TO
                                    MAY 10, 1999   JUNE 30, 1998   MAY 10, 1999
                                    -------------  --------------  ------------
NET (LOSS)                          $       (899)  $      (2,177)  $    (3,076)

OTHER COMPREHENSIVE INCOME
       FOREIGN CURRENCY
          TRANSLATION ADJUSTMENTS            326               0           326
                                    -------------  --------------  ------------

NET COMPREHENSIVE (LOSS)            $       (573)  $      (2,177)  $    (2,750)
                                    =============  ==============  ============






NET (LOSS) PER COMMON SHARE

       Basic and diluted            $       (.90)  $       (2.18)
                                    =============  ==============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING

       Basic and diluted                   1,000           1,000
                                    =============  ==============


     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                           STONES AND WOOD CORPORATION S.A.R.L.
                              (A DEVELOPMENT STAGE COMPANY)
                                 STATEMENTS OF OPERATIONS
                       FOR THE PERIOD JULY 1, 1998 TO MAY 10, 1999,
                        YEAR ENDED JUNE 30, 1998 AND JUNE 3, 1997
                               (DATE OF DEVELOPMENT STAGE)
                                     TO MAY 10, 1999



                                                   JUNE 3, 1997
                                                     (DATE OF
                    JULY 1, 1998                   DEVELOPMENT
                         TO          YEAR ENDED      STAGE) TO
                    MAY 10, 1999   JUNE 30, 1998   MAY 10, 1999
                    -------------  --------------  ------------

REVENUE             $         91   $         102   $       193

DEVELOPMENT COSTS            990           2,279   $     3,269
                    -------------  --------------  ------------

NET (LOSS)          $       (899)  $      (2,177)  $    (3,076)
                    =============  ==============  ============


     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                        STONES AND WOOD CORPORATION S.A.R.L.
                            (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                    FOR THE PERIOD JULY 1, 1998 TO MAY 10, 1999,
                      YEAR ENDED JUNE 30, 1998 AND JUNE 3, 1997
                             (DATE OF DEVELOPMENT STAGE)
                                   TO MAY 10, 1999



                                                         DEFICIT
                                          CUMULATIVE   ACCUMULATED
                          COMMON  STOCK    CURRENCY    DURING THE
                         ---------------  TRANSLATION  DEVELOPMENT
                         SHARES  AMOUNT   ADJUSTMENT     STAGE
                         ------  -------  -----------  ---------
JUNE 3, 1997, DATE OF
   INCORPORATION              0  $     0   $       0  $       0

ISSUANCE OF 1,000
   SHARES OF STOCK        1,000      160           0          0
                         ------  -------  -----------  ---------

BALANCE, JUNE 30, 1997    1,000      160           0          0

NET (LOSS) FOR THE YEAR
   ENDED JUNE 30, 1998                 0           0     (2,177)
                         ------  -------  -----------  ---------

BALANCE JUNE 30,1998      1,000      160           0     (2,177)

NET (LOSS) FOR THE
   PERIOD JULY 1, 1998
   TO MAY 10, 1999            0        0           0      ( 899)

CURRENCY TRANSLATION
   ADJUSTMENT FOR THE
   PERIOD JULY 1, 1998
   TO MAY 10, 1999            0        0         326          0
                         ------  -------  -----------  ---------

BALANCE, JUNE 30, 1998    1,000  $   160   $     326   $ (3,076)
                         ======  =======  ===========  =========


   See Accompanying  Notes  and  Independent  Auditors'  Report.

                             STONES AND WOOD CORPORATION S.A.R.L.
                                (A DEVELOPMENT STAGE COMPANY)
                                  STATEMENTS OF CASH FLOWS
                         FOR THE PERIOD JULY 1, 1998 TO MAY 10, 1999,
                           YEAR ENDED JUNE 30, 1998 AND JUNE 3, 1997
                                  (DATE OF DEVELOPMENT STAGE)
                                        TO MAY 10, 1999


                                                                                    JUNE 3, 1997
                                                                                     (DATE OF
                                                    JULY 1, 1998                    DEVELOPMENT
                                                         TO          YEAR ENDED      STAGE) TO
                                                    MAY 10, 1999   JUNE 30, 1998    MAY 10, 1999
                                                   --------------  --------------  --------------
CASH FLOWS FROM OPERATING
   ACTIVITIES
       Net (loss)                                  $       ( 899)  $     ( 2,177)  $    ( 3,076)
       Adjustment to reconcile net (loss) to net
         cash to provided (used) by operating
         activities:
            Changes in operating assets and
              liabilities
                Accounts payable                            ( 18)             18               0
                                                   --------------  --------------  --------------

NET CASH FLOWS PROVIDED
   (USED) BY  OPERATING
   ACTIVITIES                                              ( 917)        ( 2,159)        ( 3,076)
                                                   --------------  --------------  --------------

CASH FLOWS FROM INVESTING
   ACTIVITIES                                                  0               0               0
                                                   --------------  --------------  --------------

CASH FLOWS FROM FINANCING
   ACTIVITIES
       Proceeds from issuance of common stock                  0             160             160
       Proceeds from loan payable, shareholder               607           2,022           2,629
                                                   --------------  --------------  --------------

NET CASH FLOWS PROVIDED
   (USED) BY FINANCING
   ACTIVITIES                                              ( 607)          2,182           2,789
                                                   --------------  --------------  --------------

EFFECT OF EXCHANGE RATES ON
   CASH AND CASH EQUIVALENTS                                 326               0             326
                                                   --------------  --------------  --------------

NET INCREASE IN CASH                                          16              23              39

CASH BALANCE, BEGINNING OF
   PERIOD                                                     23               0               0
                                                   --------------  --------------  --------------

CASH BALANCE, END OF PERIOD                        $          39   $          23   $          39
                                                   ==============  ==============  ==============


     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                         STONES AND WOOD CORPORATION S.A.R.L.
                            (A DEVELOPMENT STAGE COMPANY)
                               STATEMENTS OF CASH FLOWS
                     FOR THE PERIOD JULY 1, 1998 TO MAY 10, 1999,
                      YEAR ENDED JUNE 30, 1998 AND JUNE 3, 1997
                             (DATE OF DEVELOPMENT STAGE)
                                   TO MAY 10, 1999


                                                           JUNE 3, 1997
                                                            (DATE OF
                             JULY 1, 1998                  DEVELOPMENT
                                  TO         YEAR ENDED      STAGE) TO
                             MAY 10, 1999   JUNE 30, 1998  MAY 10, 1999
                             -------------  -------------  ------------

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid         $          0   $          0   $         0
                             =============  =============  ============

       Taxes paid            $          0   $          0   $         0
                             =============  =============  ============



     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                      STONES AND WOOD CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE PERIOD JULY 1, 1998 TO MAY 10, 1999,
                    YEAR ENDED JUNE 30, 1998 AND JUNE 3, 1997
                           (DATE OF DEVELOPMENT STAGE)
                                 TO MAY 10, 1999

NOTE  1   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

          NATURE  OF  BUSINESS
          --------------------

          The company was incorporated on June 3, 1997 in the Democratic Republic of Madagascar for the business purpose of mining and forestry activities. The company's charter is for 99 years and expires in the year 2096.

          CASH  AND  CASH  EQUIVALENTS
          ----------------------------

          The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

          ACCOUNTING  ESTIMATES
          ---------------------

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

          INTERNATIONAL  CURRENCY  TRANSLATION
          ------------------------------------

          For translation of its international currencies, the company has determined that the local currencies are the functional currencies. The financial statements are presented in United States dollars.

          NET  EARNINGS  PER  SHARE
          -------------------------

          The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, potentially dilutive securities that would have an anti-dilutive effect on net loss per shares are excluded.

NOTE  2   DEVELOPMENT  STAGE  OPERATIONS

          The company is in the development stage of operations. According to the financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commended and have not yet produced significant revenue.



     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                      STONES AND WOOD CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE PERIOD JULY 1, 1998 TO MAY 10, 1999,
                    YEAR ENDED JUNE 30, 1998 AND JUNE 3, 1997
                           (DATE OF DEVELOPMENT STAGE)
                                 TO MAY 10, 1999


NOTE  2   DEVELOPMENT  STAGE  OPERATIONS  (CONTINUED)

          FAS-7 requires that all development costs be expensed during the development period. The statement of operations details the amount expensed for development costs.

NOTE  3   MINING  PERMITS

          The company is the holder of two Type II mining permits with 19 lots (perimeters). Each permit is valid for thirty years commencing February 23, 1998. The permits permit extraction of raw corundum stones from Ambilobe, Marivorahona and Anivorano Nord in the region of Antsiranana.

NOTE  4   COMPREHENSIVE  INCOME

          Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, establishes a standard for reporting and displaying comprehensive income and the components within the financial statements. Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets - net income and other comprehensive income. Included in other comprehensive income for the company are cumulative translation adjustments on foreign currency transactions. These adjustments are accumulated within the statement of shareholders' equity under the caption Accumulated Other Comprehensive Income.

          Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. countries.

NOTE  5   LEASE

          The company sub-leases the premises at Ambilobe on a month to month basis.

          Rent expense included in developments costs were $892 and $2,105 for the period ended May 10, 1999 and the year ended June 30, 1998, respectively.

NOTE  6   INCOME  TAXES

          All corporation income tax returns have been filed. However, new companies which are involved in mining activities are exonerated from paying income taxes on their revenues for the first three fiscal periods, starting from the date on which they are officially constituted. For this reason, the company is not yet required to pay any income tax for the fiscal periods of 1998 and 1999.



     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                      STONES AND WOOD CORPORATION S.A.R.L.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE PERIOD JULY 1, 1998 TO MAY 10, 1999,
                    YEAR ENDED JUNE 30, 1998 AND JUNE 3, 1997
                           (DATE OF DEVELOPMENT STAGE)
                                 TO MAY 10, 1999


NOTE  7   CHANGE  OF  OWNERSHIP

          On May 11, 1999, the principal shareholders sold 99% of the company to American Benefits Group (Israel) Ltd. and 1% to American Benefits Group, Inc.

NOTE  8   ADAMCO  AGREEMENT

          In November 1998, the company entered into an agreement with Adam Mining Company Ltd. whereby Adam Mining Company Ltd. will be authorized to mine raw stones on the mining perimeters owned by the company. The company will receive 25% of all stones mined by Adam Mining Company Ltd.



     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                                          AMERICAN BENEFITS GROUP, INC.
                                  PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                                  JUNE 30, 1999
                                                   (UNAUDITED)


                                            (1)           (2)
                                          AMERICAN      STONES
                                          BENEFITS     AND WOOD
                                           GROUP      CORPORATION                     PRO FORMA
                                            INC.        S.A.R.L.    ADJUSTMENTS       COMBINED
                                       -------------  ------------  -----------     ------------
ASSETS

CURRENT ASSETS
       Cash and Cash Equivalents       $     49,624   $             $               $    49,624
       Accounts receivable                3,823,799                     (3,305)  (3)  3,820,494
       Taxes and other assets                30,816                       (160)  (3)     30,656
       Inventories                        1,001,034                    130,646   (4)  1,131,680
                                       -------------  ------------  -----------     ------------

TOTAL CURRENT ASSETS                      4,905,273                    127,181        5,032,454

PROPERTY AND EQUIPMENT                      225,834                                     225,834

UNAMORTIZED MINING
PERIMETERS                                4,409,170                  ( 130,646)  (4)  4,278,524

OTHER ASSETS                                 97,192                        --            97,192
                                       -------------  ------------  -----------     ------------

TOTAL ASSETS                           $  9,637,469   $         0   $  ( 3,465)      $9,634,004
                                       =============  ============  ===========     ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
       Accounts payable                $  2,418,160   $     4,254   $  ( 3,305)  (3) $2,419,109
MINORITY INTEREST                           ( 6,807)                                    ( 6,807)

SHAREHOLDERS' EQUITY
       Common stock                       8,341,128           160        ( 160)  (3)  8,341,128
       Cumulative currency
          translation adjustment             15,817           207                        16,024
       Retained earnings (deficit)        ( 372,194)                                  ( 372,194)
       Deficit accumulated during
          the development stage           ( 758,635)      ( 4,621)                    ( 763,256)
                                       -------------  ------------  -----------     ------------

TOTAL LIABILITIES AND
   STOCKHOLDERS'
   EQUITY                              $  9,637,469   $         0      ( 3,465)     $ 9,634,004
                                       =============  ============  ===========     ============

(1)     Historical  cost  6/30/99
(2)     Historical  cost  6/30/99
(3)     Inter-company  eliminations
(4)     Amortization  of  mining  perimeters
        $38,564  per  quarter = $          154,256
        Less  recorded  to  6/30/99         23,610
                                       -------------
        Additional  amortization       $   130,646
                                       =============
        Amortization  is  added  to  inventory


     See  Accompanying  Notes  and  Independent  Auditors'  Report.

                                AMERICAN BENEFITS GROUP, INC.
                   PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED JUNE 30, 1999
                                          (UNAUDITED)



                                         (1)            (2)
                                       AMERICAN       STONES
                                       BENEFITS      AND WOOD
                                        GROUP       CORPORATION          (3)   PRO FORMA
                                         INC.         S.A.R.L.    ADJUSTMENTS   COMBINED
                                    -------------  -------------  -----------  -----------
REVENUE - SALE OF GEMS
   FROM TESTING                     $  5,040,501   $         91   $        0   $5,040,592
                                    -------------  -------------  -----------  -----------

COSTS AND EXPENSES
       Purchases, commissions and
          fees for test gems           1,782,632              0            0    1,782,632
       Development costs               3,402,418            990            0    3,403,408
                                    -------------  -------------  -----------  -----------

TOTAL COSTS AND
   EXPENSES                            5,185,050            990            0    5,186,040
                                    -------------  -------------  -----------  -----------

NET (LOSS) BEFORE
   MINORITY INTEREST                   ( 144,549)         ( 899)           0    ( 145,448)

MINORITY INTEREST IN (LOSS)
   OF CONSOLIDATED
   SUBSIDIARY                              1,537              0            0        1,537
                                    -------------  -------------  -----------  -----------

NET (LOSS)                          $  ( 143,012)  $      ( 899)  $        0  $ ( 143,911)
                                    =============  =============  ==========  ============

(1)     Historical  cost  7/1/98  -  6/30/99
(2)     Historical  cost  7/1/98  -  5/10/99
(3) All adjustments are balance sheet items - there is no change to the statement of operations


     See  Accompanying  Notes  and  Independent  Auditors'  Report.

ITEM 3(i)

                          AMERICAN BENEIFITS GROUP,INC.

                            ARTICLES OF INCORPORATION
                                       AND
                     AMENDMENTS TO ARTICLES OF INCORPORATION





--------------------------------------------------------------------------------
                                    EXHIBIT A

                            ARTICLES OF INCORPORATION
                                       and
                     AMENDMENTS TO ARTICLES OF INCORPORATION
--------------------------------------------------------------------------------

================================================================================

                                State of Florida
                                  {STATE SEAL}
                               Department of State

I certify the attached is a true and correct copy of the Articles of Incorporation of LIVING BENEFITS GROUP, INC., a Florida corporation, filed on February 26,1996, as shown by the records of this office.

The document number of this corporation is P96000018229.

                                         Given under my hand and the Great Seal
                                        of the State of Florida, at Tallahassee, the Capital, this the Twenty-eighth day of February, 1996


{STATE SEAL}                                     /s/ Sandra B. Mortham

CR2E022 (2-95)                                     Sandra B. Mortham
                                                   Secretary of State
================================================================================




                            ARTICLES OF INCORPORATION

                                       OF

                           LIVING BENEFITS GROUP, INC.

The undersigned for the purpose of forming a corporation under the Florida General Corporation Act, hereby adopts the following Articles of Incorporation:

1.    Name. The name of the Corporation is: Living Benefits Group, Inc.

2.    Duration. The period of its duration is perpetual.

3. Purpose. The purpose is to engage in any activities or business permitted under the laws of the United States and Florida.

4. Capital Stock. The Corporation is authorized to issue one million (1,000,000) shares of common stock, all of one class, at No Par Value.

5. Principal Office. The address of the principal office of the Corporation is as follows:

            Living Benefits Group, Inc.
            900 North Federal Highway
            Suite 440
            Boca Raton, Fl. 33432

6. Initial Registered Agent. The name and address of the initial registered agent of the corporation is as follows

            American Benefits Group Inc.
            900 North Federal Highway

            Suite # 440
            Boca Raton Florida, 33432

7. Initial Board Of Directors. The corporation shall have 1 director initially. The number of directors may be either increased or decreased from time to time by an amendment or the bylaws of the corporation in the manner provided by law, but shall never be less than one (1) director

The name and address of the initial director of the corporation is::

      Donald I. Goldstein     900 North Federal Highway.
                              Suite 440
                              Boca Raton, FL 33432

8. Amendment of Articles. The corporation reserves the right to amend or repeal any provision contained in these articles of incorporation, or any amendment hereto, and any right conferred upon the shareholders is subject to this reservation.

9. Indemnification. To the extent permitted by law, the corporation shall indemnify any officer or director, or any former officer or director in the manner sot out and provided for the bylaws of the corporation.

10. Incorporator. The name and address of the incorporator is:

            American Benefits Group Inc.
            900 North Federal Highway
            Suite # 440
            Boca Raton FL 33432

      In WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 22 day of February ___, 1996.


                                               /s/ {ILLEGIBLE}
                                          -------------------------
                                                INCORPORATOR

STATE OF FLORIDA              )
                              ) SS
COUNTY OF PALM BEACH          )

      BEFORE ME, the undersigned authority, personally appeared Donald Goldstein to me well known to be the person described in and who executed the foregoing Articles Of Incorporation, and she acknowledged to and before me, that she executed the same for the purposes therein expressed.

      IN WITNESS HEREOF: I have hereunto set my hand and seal this 22nd day of February, 1996


                                          /s/ Deena Lynn Gans
{SEAL}      OFFICIAL SEAL                 --------------------------------
           DEENA LYNN GANS                NOTARY PUBLIC, State of Florida
        My commission Expires
            June 7, 1996
         Comm. No. CC 206492

MY COMMISSION EXPIRES:

                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                          LIVING BENEFITS GROUP, INC.
                                 (present name)

Pursuant to the provisions of section 607.1006, Florida Statutes, this corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment(s) adopted: (indicate article number(s) being amended, added or deleted)

#1 - to be changed from Living Benefits Group Inc. to Lifeline Benefits Group
Inc.

SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:

                                       NO





                                                                 FILED
                                                           SECRETARY OF STATE
                                                        DIVISION OF CORPORATIONS
                                                             96 DEC 20 PM 1:12

                              Amendment Number Two
                                       To
                          The Articles of Incorporation
                                       of
                         Lifeline Benefits Group, Inc.,

The Corporation hereby amends article four(4) of its Articles of Incorporation.

Old article four: Capital Stock, The Corporation is authorized to issue one million (1,000,000) shares of its common stock, all of one class, at no par value.

New article four: Capital Stock, The Corporation is authorized to issue ten million (10,000,000) shares of its common stock, all of one class, at no par value.

This amendment number two was approved by a majority vote of the directors of the Corporation on August 9, 1996. Shareholder approval was not required.


/s/ Donald L. Goldstein                   /s/ Donald L. Goldstein
-----------------------                   -----------------------

Secretary                                 President/Director

Donald L. Goldstein                       Donald L. Goldstein


                                                                    FILED

                                                               96 DEC 12 PM 1:20

                                                             SECRETARY OF STATE
                                                            TALLAHASSEE, FLORIDA

                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                          LIFELINE BENEFITS GROUP, INC.

                                      * * *

      Pursuant to the provisions of the Florida Business Corporation Act, the undersigned corporation adopts the following amendment to the Corporation's Articles of Incorporation, which amendment was adopted by the shareholders of the Corporation on December 9, 1996 by the holders of the outstanding common stock, the only voting group entitled to vote thereon, by written consent pursuant to Section 607.0704 of the Florida Business Corporation Act. The number of shares adopting the amendment was sufficient for approval by that group.

      1. The name of the Corporation is LIFELINE BENEFITS GROUP, INC.

      2. Article III of the Articles of Incorporation of the Corporation is hereby amended to read as follows:

                                   ARTICLE III

                                  Capital Stock

      The total amount of capital stock which this Corporation has the authority to issue is as follows:

      10,000,000 shares of Common Stock, par value $.001 per share.

      Stock Exchange

      Each state of the Corporation's outstanding common stock, no par value per share, shall be and they are hereby automatically changed (without any further act) into one share of common stock, $.001 par value per share.

      The foregoing stock change shall be accomplished in the following manner:




            (1) All certificates representing issued shares which are in existence as of the close of business on the date hereof (the "Record Date") shall thereafter, without any further action being taken, represent the same number of shares as they theretofore represented.


December 9, 1996                          By: /s/ Donald I. Goldstein
                                              -----------------------
                                                  Donald I. Goldstein
                                                  President

                                                                     FILED

                                                               97 FEB 14 AM 8:42

                             AMENDMENT NUMBER THREE
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF

                          LIFELINE BENEFITS GROUP, INC.

Pursuant to the provisions of Section 607.1006, Florida Statutes this corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment adopted.

      #1: Name is to be changed

            from

                          LIFELINE BENEFITS GROUP, INC.

            to

                          AMERICAN BENEFITS GROUP, INC.

SECOND: The date of each amendment's adoption: December 13, 1996.

THIRD: Adoption of Amendment

      The amendment was adopted by the board of directors without shareholder action and shareholder action was not required

Signed this 12 day of December, 1996

Signature    /s/ Donald I. Goldstein,
          ------------------------------
          Donald I. Goldstein, President
                     Director




                                   AFFIDAVIT

STATE OF FLORIDA        )
COUNTY OF PALM BEACH    )

      BEFORE ME, the undersigned, duly authorized to administer oaths and take acknowledgments, appeared DONALD GOLDSTEIN, as President for American Benefits Group, Inc. who having been duly sworn, states the following:

      1. My name is Donald Goldstein.

      2. From the time of its inception until its dissolution I was the President of American Benefits Group, Inc., a Florida Corporation.

      3. American Benefits Group, Inc., was administratively dissolved on August 23, 1996.

      4. American Benefits Group, Inc., no longer desires the use of the corporate name and as President I am hereby releasing the name AMERICAN BENEFITS

GROUP, INC. to Lifeline Benefits Group, Inc.


/s/ Donald Goldstein
------------------------------
DONALD GOLDSTEIN, as president
American Benefits Group, Inc.

      Before me, a person so duly authorized appeared DONALD GOLDSTEIN, as President of American Benefits Group, Inc., who is personally known to me or who produced _______________ as identification and who did/did not take an oath who stated that the matters set forth herein are true and correct to the best of his knowledge and belief.

      Witness my hand and seal on this 19 day of December , 1996.


/s/ {ILLEGIBLE}
Notary Public
State of Florida

My Commission:            {SEAL}




                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                          AMERICAN BENEFITS GROUP, INC
                                 (present name)

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment(s) adopted: (indicate article number(s) being amended, added or deleted)

                                  See Attached

SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:




                               Amendment Number 5
                                       To
                          The Articles of Incorporation
                                       Of
                          AMERICAN BENEFITS GROUP, INC.

The Corporation hereby amends Article 4 of its Articles of Incorporation.

Old Article 4: The total amount of capital shares which this Corporation has authorised to issue is as follows:

Ten Million (10,000,000) Shares of Common Stock, par value $.001 per Share.

New Article 4: The total amount of capital shares which this Corporation has authorised to issue is as follows:

Two Hundred and Ten Million (210,000,000) Shares divided as follows:

      (i) Ten Million (10,000,000) Shares are designated as Preferred Shares with a par value of $10.00 per Share;

      (ii) The remaining Two Hundred Million (200,000,000) Shares being Common Shares having no par value.

This Amendment number 5 was approved by a majority vote of the Shareholders on November 18th, 1997.


/s/ Peter Jones                     /s/ Gerald E. Sklar
---------------------------         ---------------------------
Peter Jones                         Gerald E. Sklar
Secretary                           Vice President and Director




THIRD: The date of each amendment's adoption: November 18th, 1997.

FOURTH: Adoption of Amendment(s) (CHECK ONE)

      |X| The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) was/were sufficient for approval.

      |_| The amendment(s) was/were approved by the shareholders through voting groups. The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):

                  "The number of votes cast for the amendment(s) was/were sufficient for approval by _______________________________
                                                       voting group

      |_| The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

      |_| The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

      Signed this 18th day of November, l997.

Signature: /s/ Gerald E. Sklar
           ------------------------------------------------
                  (By the Chairman or Vice President of the Board of Directors, President or other officer if adopted by the shareholders)

                                       OR

                   (By a director if adopted by the directors)

                                       OR

              (By an incorporator if adopted by the incorporators)

                                 GERALD E. SKLAR
              ----------------------------------------------------
                              Typed or printed name

                           Director and Vice President
              ----------------------------------------------------
                                      Title



ITEM 3 (ii) (a)

                          AMERICAN BENEFITS GROUP, INC.

                                 AMENDED BYLAWS

                APPROVED BY THE BOARD OF DIECTORS AUGUST 29,1997

                  APPROVED BY THE SHAREHOLDERS NOVEMBER 18,1997




INDEX

Article 1 Shareholders

            1. Annual meeting                                      1
            2. Special meeting                                     2
            3. Action by written consent                           2
            4. Notice of meetings                                  2
            5. Waiver of notice                                    3
            6. Record date                                         3
            7. Quorum                                              4
            8. Quorum (classes)                                    4
            9. Voting record                                       5
            10. Voting per share                                   5
            11. Voting of shares                                   5
            12. Proxies                                            6
            13. Conduct of proceedings and order of business       7
            14. Manner of action                                   7
            15. Voting for directors                               8
            16. Inspectors of election                             8

Article 2 Board of Directors

            1. General powers                                      8
            2. Number, tenure, qualifications and election         8
            3. Meetings                                            9
            4. Place of meetings                                   9
            5. Quorum and voting                                   9
            6. Deemed quorum                                      10
            7. Vacancies                                          10
            8. Removal                                            11
            9. Compensation                                       11
            10. Indemnification                                   11
            11. Committees                                        12

Article 3 Officers

            1. Enumeration of offices                             13
            2. Appointment and term of office                     13
            3. Removal                                            13
            4. Vacancies                                          13
            5. President: powers and duties                       13
            6. Vice President: power and duties                   14

            7. Chief Financial Officers: powers and duties        14
            8. Secretary: powers and duties                       14
            9. Subordinate officers                               15
            10. Absence or Disability of Officers                 15
            11. Salaries                                          15

Article 4 Stock Certificates

            1. Form                                               16
            2. Subscriptions for stock                            17
            3. Transfers                                          17
            4. Lost destroyed and stolen certificates             17

Article 5 Corporate Actions

            1. Contracts                                          18
            2. Loans                                              18
            3. Checks, drafts or orders                           18
            4. Deposits                                           18
            5. Voting securities held by the corporation          18

Article 6 Miscellaneous

            1. Reports to shareholders                            19
            2. Inspection of corporate records                    19
            3. Inspection of articles of incorporation
                 and bylaws                                       19
            4. Fiscal year                                        20
            5. Corporate seal                                     20
            6. Construction and definition                        20
            7. Definitions                                        20

BYLAWS OF

AMERCAN BENIFITS GROUP, INC.

                                   Article One
                                  Shareholders

Section 1. Annual Meeting

(a) An Annual Meeting of the Shareholders shall be held in each calendar year for the election of Directors and for the transaction of any other business that may come before the meeting. Annual meetings shall be held at the principal executive office of the Corporation or at such other place as may be determined by the Board of Directors and designated in the notice of the meeting.

(b) If in any year the election of Directors is not held at the Annual Meeting of the Shareholders or an adjournment of the meeting, the Board of Directors shall call a Special Meeting of the Shareholders as soon thereafter as reasonably possible for the purpose of holding the election and transacting such other business as may properly be brought before the meeting. In the event the Board of Directors fails to call a special meeting within three months after the date prescribed for the annual meeting, any Shareholder may call such a meeting and, at such meeting, the Shareholders may elect Directors and transact all other business properly brought before the meeting.

(c) No change in the time or place of a meeting for the election of Directors may be made within fourteen days of the date for which the meeting is scheduled, and written notice of any change in the date or place of such a meeting must be given to each Shareholder of record at least seven days prior to the date for which any such meeting is rescheduled.

(d) Any Shareholders' Meeting, Annual or Special, may be adjourned by the affirmative vote of a majority of the shares represented at such meeting either in person or by proxy. An adjournment may be voted regardless of whether a quorum is present. When a Shareholders' Meeting is adjourned for three days or more, notice of the adjourned meeting must be given as in the case of an original meeting. When a meeting is adjourned for less than three days, no notice of the time and place of the adjourned meeting need be given other than by announcement at the meeting at which the adjournment is voted, unless after the adjournment a new record date is fixed for the adjourned meeting.

Section 2. Special Meetings.

Special Meetings of the Shareholders may be called for any purpose. Such meetings may be called at any time by the Chairman of the Board, or President, or Board of Directors or holders of shares entitled to cast not less than twenty per cent of the votes at the meeting. On the written request of any person or persons entitled to call a Special Meeting, the Secretary shall inform the Board of Directors as to such call, and the Board shall within 14 days thereof fix a time and place for the meeting said time to be within 45 days after the written request is received by the Corporation. If the Board fails to fix a time and place, the meeting shall be held at the principal Executive Office of the Corporation at a time fixed by the Secretary, but no later than sixty days after the written request is received by the Corporation.

Section 3. Action by Written Consent.

Any action required by law to be taken at a meeting of the Shareholders and any other action that may be taken at a meeting of Shareholders may be taken without a meeting if written consent, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, if the consents of all Shareholders entitled to vote were solicited in writing, said solicitation to be by written, prepaid, regular post mailed to Shareholders at least thirty (30) days prior to the action being taken. A consent signed as required has the effect of a meeting vote and may be described as such in any document whenever action is taken as provided in this section. The written consent of the Shareholders consenting on the written reports of inspectors appointed to tabulate such consent shall be filed with the Minutes of proceedings of Shareholders.

Within ten days after obtaining authorization by written consent, notice must be given to all Shareholders who were entitled to vote on the action. The notice must fairly summarize the material features of the authorized action and, if the action is one for which dissenters rights are provided under the Articles of Incorporation or Bylaw, then the notice shall contain a clear statement of the right of Shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with applicable law.

Section 4. Notice of Meetings.

Written notice specifying the place, day, and hour of the meeting; and the general nature of the business to be transacted, shall be given to those shareholders entitled to vote therein not less than ten days nor more than thirty days before the date of the meeting. Such notice must be given personally, or by mail, facsimile, Email or other means of written communication, addressed to the Shareholder at the address appearing on the books of the Corporation or given by the Shareholder to the Corporation for the purpose of such notice. If no such address appears or is given by a shareholder of record entitled to vote at the meeting, notice is given at the place where the principal Executive Office of the Corporation is located, or by publication at least once in a newspaper of general circulation in the county or city where the principal executive office is located. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communications. An affidavit of mailing of any notice in accordance with the provisions of this section executed by the Secretary or assistant secretary or transfer agent shall be prima facie evidence of the giving of notice.

Section 5. Waiver of Notice.

A Shareholder may waive notice of any Annual or Special Meeting by signing a written waiver of notice either before or after the date of such meeting. Attendance of a person at a meeting shall constitute a waiver of:

(a)   Lack of notice or defective notice of a meeting; or,

(b)   Lack of notice or defective notice of a particular matter at a meeting;

unless the person objects at either the beginning of the meeting or when the matter is presented which ever the case may be.

Section 6. Record Date.

(a) For the purpose of determining those Shareholders entitled to notice of or to vote at any meeting of shareholders, or to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix, in advance, a date as the record date for the determination of Shareholders. Such date shall be not more than ninety days, and for a meeting of Shareholders, not less than ten days, or in the case of a meeting where a merger or consolidation will be considered, not less than sixty days immediately preceding such meeting.

(b) If a record date is not fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders, the record date shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(c) If no record date is fixed, the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is given.

(d) If no record date is fixed, the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or 10 days prior to the date of such other action, whichever is later.

(e) When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment of such meeting, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 7. Quorum.

The presence, at any Shareholders' meeting, in person or by proxy, of persons entitled to vote thirty-three and one third (33 1/3%) percent plus one (1) share of the outstanding shares of the Corporation shall constitute a quorum for the transaction of business. In determining whether quorum requirements for a meeting have been met, any share than has been enjoined from voting or that cannot be lawfully voted for any reason shall not be counted. After a quorum has been established at any Shareholders' meeting, the subsequent withdrawal of Shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof. Not to restrict the generality of the foregone, once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 8 Quorum (Classes)

Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum as described in section 7 herein of those classed shares exists. Except as otherwise provided in the Articles of Incorporation or By Law, attendance upon the meeting, represented in person or by proxy, of thirty three and one third percent (33 1/3%) plus one (1) share of Shareholders of a class entitled to vote at said meeting shall constitute a quorum of the Class at any meeting of the Shareholders. If less than a quorum of a class entitled to vote is present or represented at a meeting, a majority of the shares of the class present or represented by proxy may adjourn the meeting from time to time subject to the provisions of these Bylaws respecting adjournments Not to restrict the generality of the foregone if a quorum of shareholders is present or represented by proxy at a meeting but a quorum of a particular class is not so present or represented by proxy the class of shareholders not so present or represented may adjourn their vote or votes on a particular matter or matters Further, once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 9 Voting Record.

After fixing a record date for a meeting of Shareholders, the Corporation shall prepare or arrange to have prepared an alphabetical list of names of all its Shareholders entitled to notice of the meeting, arranged by voting group with address of; and the number, class, and series, if any, of shares held by each Shareholder. The Shareholders' list must be available for inspection by any Shareholder for a period of ten days before the meeting or such shorter time as exists between the record date and meeting and continuing through the meeting at the Corporation's principal executive office, at a place identified in the Meeting Notice in the city where the meeting will be held, or at the office of the Corporation's transfer agent or registrar. Any Shareholder of the Corporation or the Shareholder's agent or attorney is entitled on written demand to inspect the Shareholders' list (subject to the requirements of F.S. 607.1602{3}) during regular business hours and at the Shareholder's expense, during the period it is available for inspection.

The Corporation shall make the Shareholder's list available at the meeting of shareholders and any Shareholder or the Shareholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

Section 10 Voting Per Share.

Except as otherwise provided in the Articles of Incorporation or by FS. 607.0721, each Shareholder is entitled to one vote for each outstanding share held by him or her on each matter voted at a shareholders meeting.

Section 11 Voting of Shares.

A Shareholder may vote at any meeting of shareholders of the Corporation, either in person or by proxy.

Shares standing in the name of another corporation, domestic or foreign, may be voted by the Officer, Agent, or proxy designated by the Bylaws of the Corporate Shareholder, or in the absence of any applicable Bylaw, by a person or persons designated by the Board of Directors of the Corporate Shareholder. In the absence of any such designation or, in case of conflicting designation by the Corporate Shareholder, the Chairman of the Board, the President, any Vice-President, the Secretary, and the Treasurer of the Corporate Shareholder, in that order, shall be presumed to be fully authorized to vote the shares.

Shares held by an administrator, executor, guardian, personal representative, or conservator may be voted by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted by him or her, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name or the name of his or her nominee.

Shares held by or under the control of a receiver, a trustee in bankruptcy proceedings, or any assignee for the benefit of creditors may be voted by such person without the transfer into his or her name.

If shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given notice to the contrary and furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, then acts with respect to voting shall have the following effect:

(a)   if only one votes, in person or by proxy, that act binds all;

(b) if more than one votes, in person or by proxy, the faction out of the majority so voting binds all;

(c) if more than one votes, in person or by proxy, but the vote is evenly split on any particular matter, each faction is entitled to vote the share or shares in question proportionally; or

(d) if the instrument or order so filed shows that any tenancy is held in an unequal interest, then the foregone applies with each faction entitled to vote their interest in proportion to the share of their faction. The principles of this paragraph shall apply, insofar as possible, to execution of proxies, waivers, consents, or objections and for the purpose of ascertaining the presence of a quorum.

Section 12 Proxies

Any Shareholder of the Corporation, other person entitled to vote on behalf of a Shareholder pursuant to F.S. 607.0721, or attorney-in-fact for such persons, may vote the Shareholder's shares in person or by proxy. Any Shareholder may appoint a proxy to vote or otherwise act for him or her by signing an appointment form, either personally or by an attorney infect. An executed facsimile telegram or cablegram appearing to have been transmitted by such person, or a photographic, photostatic, or equivalent reproduction of an appointment form, shall be deemed a sufficient appointment form.

An appointment of a proxy is effective when received by the Secretary of the Corporation or such other Officer or agent authorized to tabulate votes, and shall be valid for up to 11 months, unless a longer period is expressly provided in the appointment form.

The death or incapacity of the Shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises authority under appointment and if so received by the Corporation said proxy is null and void for all purposes and forever more.

An Appointment of a proxy is revocable by the Shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

Section 13. Conduct of Proceedings and Order of Business.

Meetings of Shareholders shall be presided over by the Chairman, or the President, or the Vice-President in that order. The Shareholders may at their option elect from their number a presiding officer for any special meeting.

On questions of parliamentary procedure not covered by these Bylaws, Robert's Rules of Order shall govern.

At each Annual Meeting a full report of the business, affairs, and condition of the Corporation for the fiscal year just ended shall be presented by the President. The order of business at the Regular Annual Meeting of Shareholders and, so far as applicable, at all other meetings, shall be as follows:

1 Calling the roll; determining and announcing the percentage of shares present; determination of quorum;
2.    Proof of due notice of the meeting by the secretary or assistant secretary;
3.    Reading and disposition of unproved minutes from prior meetings;
4.    Report of Board of Directors;
5.    Reports of officers;
6     Election of directors;
7.    Disposition of unfinished business;
8.    Presentation and disposition of new business;
9.    Adjournment

Section 14 Manner of Action

If a quorum is present, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless a greater or lesser number of affirmative votes is required by the Articles of Incorporation or By Law.

Section 15 Voting for Directors

Unless otherwise provided in the Articles of Incorporation, Directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Section 16 Inspectors of Election.

Before each Shareholders' Meeting, the Board of Directors or President shall appoint one or more Inspectors of Election. Upon appointment, each Inspector shall take and sign an oath to faithfully execute the duties of Inspector at the meeting with impartiality and to the best of their ability. Inspectors shall determine the number of shares outstanding, the number of shares present at the meeting, and whether a quorum is present. The Inspectors shall receive votes and ballots and determine all challenges and questions as to the right to vote. The Inspectors shall count and tabulate all votes and ballots and determine the results. Inspectors shall perform other duties as are proper to conduct elections of directors and votes on other matters with fairness to all Shareholders. Inspectors shall make a certificate of the results of elections of directors and votes on other matters. No Inspector shall be a candidate for election as a Director of the Corporation.

                                   Article Two

                               Board of Directors

Section 1. General Powers.

Subject to the limitations of the Articles of Incorporation, these Bylaws, the Florida Business Corporations Act, and the provisions of General Corporation Law concerning corporate acts that must be authorized or approved by the Shareholders of the Corporation, all corporate power shall be exercised by or under the authority of the Board of Directors, and the business and affairs of the Corporation shall be controlled by the Board.

Section 2. Number, Tenure, Qualification and Election.

(a) The Board of Directors shall consist of not less than one and not more than fifteen persons who may or may not be shareholders. The number of Directors may be increased or decreased by approval of the outstanding Shareholders. Directors of the Corporation shall be elected at the Annual Meeting of the Shareholders, or at a meeting held in lieu thereof as provided in Article One, Section 1(b) above, and shall serve until the next succeeding Annual Meeting and until their successors have been elected and qualified.

(c) The Board of Directors may appoint other Directors to serve until the next Annual Meeting of Shareholders or Special meeting of Shareholders where the election of Directors is to be considered either to fill a vacancy or vacancies arising or to increase the number of Directors.

Section 3. Meetings.

(a) The Board of Directors shall hold an annual meeting immediately following each Annual Meeting of the Shareholders. Additionally, regular meetings of the Board of Directors shall be held at such times as shall be fixed by Resolution of the Board.

(b) Special meetings of the Board may be called at any time by the Chairman, President, or, if the President is absent or unable or refuses to act, any Vice President, or any two members of the Board.

(c) Notice need not be given of regular meetings of the Board of Directors, nor need notice be given of adjourned meetings. Notice of special meetings shall be given in writing by mail at least seven days prior to the date of the meeting or forty eight hours notice delivered personally or by telephone, facsimile or Email or equivalent. Neither the business to be transacted at nor the purpose of any such meeting need be specified in the notice. Attendance of a Director at a meeting shall constitute a waiver of notice of that meeting except when the Director attends for the express purpose of objecting to the transaction of any business in that the meeting is not lawfully called or convened.

Section 4. Place of Meeting

(a) The meetings shall take place at the time and place as specified in the notice provided and if no notice is provided then at the principal executive offices of the Corporation.

(b) The Meetings shall, if a majority of the Directors entitled to vote at such meeting agree, be by telephone communication provided that all Directors must be able to hear and speak directly with all other Directors at all times thereof.

Section 5. Quorum and Voting.

A majority of the authorized and appointed or elected number of Directors shall constitute a quorum for the transaction of business, and the acts of a majority of Directors present at a meeting at which a quorum is present shall constitute the acts of the Board of Directors. If, at any meeting of the Board of Directors, less than a quorum is present, a majority of those present may adjourn the meeting until a quorum is present. If the meeting is adjourned for more than twenty-four hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the Directors who were not present at the time of adjournment.

Section 6. Deemed Quorum

(a) If, at any meeting a quorum of Directors is not present those Directors present may transact business and if the Minutes or Resolutions of the said Director's Meeting are subsequently executed by a non-present Director, then and in that event that nonpresent Director shall for the purpose of quorum and voting procedures be deemed to have attended the Meeting.

(b) If:

(i)   a quorum of Directors is not met for two consecutive meetings;

(ii)  the same director(s) are absent for each of the two consecutive meetings;
      and

(iii) at any one or more of the said two consecutive meetings the directors present requested to allow the meeting to proceed by telephone communications pursuant to Article 2, Section 4(b) but the absent directors refused;

then, and in that event, the next proceeding meeting of the Board of Directors, regular or special or adjourned shall proceed not withstanding a lack of quorum provided that those directors present at the next meeting:

      (i) make the meeting available to be conducted by telephone communications; and,

      (ii) Pass a resolution deeming a quorum to be present provided that a majority of Directors, not considering the directors absent from the immediately preceding two meetings and the subsequent meeting, are present at the said subsequent meeting.

Section 7. Vacancies.

(a) A vacancy in the Board of Directors of the Corporation shall exist on the happening of death, disability or other condition affecting the ability of a Director to fulfill his responsibilities as a Director.

(b) A vacancy in the Board of Directors, except a vacancy occurring by the removal of a Director, may be filled by the vote of a majority of the remaining Directors. Each Director so elected shall hold office until the next meeting of Shareholders where election of directors takes place.

Section 8. Removal.

(a) At any regular meeting of Shareholders, or at any special meeting called for such purpose, any Director or Directors may be removed from office, with or without cause, by approval of a majority of outstanding shares present at said meeting, except that if less than all the Directors are to be removed no individual Director may be removed if the number of votes cast against his removal would be sufficient, if voted cumulatively at an election of the whole Board, to elect such Director.

(b) New Directors may be elected by the Shareholders for the unexpired term of Directors removed from office at the same meeting at which said removals are voted. If at the meeting where the Director or Directors are removed the Shareholders fail to elect persons to fill the unexpired terms of removed Directors, such positions shall be considered vacancies to be filled by the remaining Directors as provided in Article 2 Section 7 above herein.

Section 9. Compensation.

Directors who are or are not employed as Officers of the Corporation or who may or may not also serve the Corporation in another capacity and receive separate compensation for such service, shall be entitled to receive from the Corporation as compensation for their services as Directors such reasonable compensation as the Board may fairly and unbiasedly determine, and shall also be paid,in advance, for their reasonable expenses incurred in attending meetings of Directors.

Section 10. Indemnification.

The Corporation shall indemnify all persons who serve, may have served or may serve at any time as Officers or Directors of the Corporation, and their heirs, executors, administrators, successors, and assigns, from and against any and all loss and expense, including amounts paid in settlement before or after suit is commenced; and, any reasonable attorneys fees, actually and necessarily incurred as a result of any claim, demand, action, proceedings or judgment that may be asserted against any such persons, or in which any such persons are made parties by reasons of their being or having been Officers or Directors of the Corporation. However, this right of indemnification shall not exist in relation to matters to which it is judged in any action, suit, or proceedings by a court of competent jurisdiction that any such persons are liable for gross negligence or gross misconduct in the performance of their duty to the company.

Section 11. Committees.

(a) The Board of Directors of the Corporation may, by resolution adopted by a majority of the whole Board, designate three or more Directors to constitute an Executive Committee. The Executive Committee, to the extent provided in the Resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the Corporation, except that the committee shall have no authority to amend the Articles of Incorporation; adopt a plan of merger or consolidation; suggest to Shareholders the sale, lease, exchange, mortgage or other disposition of all or substantially all of the property and assets of the Corporation other than in the usual course of business; recommend to the Shareholders a voluntary dissolution or a revocation thereof; amend, alter or repeal any provision of these Bylaws; elect or remove Directors or Officers of the Corporation, or members of the Executive Committee; fix the compensation of any member of the Executive Committee; declare dividends; or amend, alter or repeal any Resolution of the Board of Directors which, by its terms, provides that it shall not be amended, altered or repealed by the Executive Committee. The Board of Directors shall have power at any time to fill vacancies in, to change the size or membership of , and to discharge members from any such Committee.

(b) Any such Executive Committee shall keep a written record of its proceedings and shall submit such record to the whole Board at each regular meeting, and at such other times as may be requested by the Board. However, failure to submit such record, or failure of the Board to approve any action indicated therein shall not invalidate such action to the extent it has been carried out by the Corporation prior to the time the record thereof was or should have been submitted to the Board as provided herein.

(c) The board of Directors of the Corporation may, by resolution, adopted by a majority of the Board designate Directors to constitute other committees thereby mandated and the terms and conditions noted in Article 2, Sections

      11 (a) and 11 (b) herein apply, in so far as applicable, mutatis, mutandis thereto.

                                  Article Three
                                    Officers

Section 1. Enumeration of Offices.

The Corporation shall have as officers a President, Vice President or Vice Presidents and a Secretary. The Board of Directors, in its discretion, may appoint other officers as the business of the Corporation may require or as the case may be.

Section 2. Appointment and Term of Office.

The principal officers and subordinate officers of the Corporation shall be appointed by an affirmative vote of the Board of Directors. Each Officer shall hold office until his successor is elected and qualified, or until his resignation, death or removal.

Section 3. Removal.

Any Officer may be removed from office at any time, with or without cause, on the affirmative vote of a majority of the Board of Directors. Removal shall be without prejudice to any contract rights of the Officer removed.

Section 4. Vacancies.

Vacancies in offices, however caused, may be filled by appointment by an affirmative vote of the Board of Directors for the unexpired terms of such offices, and until said vacancy is filled the President shall undertake the duties and responsibilities of the vacant office until such appointment takes place and in the event the office of President is vacant the Chairman of the Board of Directors or his designate shall undertake the duties and responsibilities of President until the appointment of President takes place.

Section 5. President: Powers and Duties.

Subject to any supervisory duties that may be given by the Board of Directors to the Chairman of the Board, the President shall be the Chief Executive Officer of the Corporation. Subject to the control of the Board of Directors, the President shall supervise and direct generally all the business and affairs of the Corporation. The President or his designate shall preside at all Meetings of the Shareholders at which he is eligible to preside. In the absence of the Chairman of the Board, or if there is no such Chairman, the President or his designate shall preside at all meetings of the Board of Directors at which he is present. The President may sign, with the Secretary, certificates for shares of the Corporation, and any deeds, mortgages, bonds, contracts, or other instruments that the Board of Directors has authorized for execution, except when the signing and execution thereof has been expressly delegated by the Board of Directors or these Bylaws to some other officer or agent of the Corporation or is required by law to be otherwise signed or executed. The President shall also make reports to the Board of Directors and the Shareholders and generally perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors.

Section 6. Vice-President: Powers and Duties.

In the absence of the President of the Corporation , save and except for a vacancy in the office of president or in the event of his death or inability or refusal to act, the Vice President shall perform the duties of the President and, when so acting, shall act with all of the powers of and be subject to all the restrictions on the President. In the event more than one Vice President is elected, the Vice Presidents shall serve in the capacity of the President in the order designated at the time of their appointment. Any Vice President may sign share certificates with the Secretary. The Vice President or Vice Presidents shall also perform such other duties as may be assigned by the President or the Board of Directors.

Section 7. Chief Financial Officer: Powers and Duties.

The Chief Financial Officer of the Corporation, if and when appointed, shall have the following powers and duties:

(a) To be custodian and take charge of and be responsible for all funds and securities of the Corporation;

(b) To receive and give receipts for monies due and paid to the Corporation from any source whatsoever;

(c) To deposit all monies paid to the Corporation in the name of the Corporation in such banks, trust companies, or other depositories as shall be selected in accordance with these Bylaws;

(d) To perform all of the duties incidental to the office of Treasurer and such other duties as may be assigned to the Chief Financial Officer by the President or the Board of Directors;

(e) To give a bond for faithful discharge of his duties when required to do so by the Board of Directors.

In the absence of an appointed Chief Financial Officer, the President shall assume the powers and duties of Chief Financial Officer.

Section 8. Secretary: Powers and Duties.

The Secretary of the Corporation shall have the following powers and duties;

(a) To keep the minutes of the meetings of the Shareholders and the Board of Directors, in one or more books provided for that purpose;

(b) To see that all notices are duly given, in accordance with these Bylaws or as required by law;

(c)   To be custodian of the corporate records and the seal of the Corporation;

(d) To see that the seal of the Corporation is affixed to all documents duly authorized for execution under seal on behalf of the Corporation;

(e) To keep a register of the post office address of each Shareholder whose address shall be furnished to the Secretary by the Shareholder;

(f) To sign with the President, or a Vice President, certificates for corporate shares the issuance of which have been authorized by resolution of the Board of Directors;

(g)   To have general charge of the stock transfer books of the Corporation; and

(h) To perform all duties incidental to the office of Secretary and such other duties as may be assigned to the Secretary by the President or the Board of Directors.

Section 9. Subordinate Officers.

Other subordinate officers, including without limitation, an assistant financial officer and an assistant secretary or secretaries, may be appointed by the Board of Directors, and shall exercise such powers and perform such duties as may be delegated to them by the resolutions appointing them, or by subsequent resolutions adopted by the Board of Directors.

Section 10. Absence or Disability of Officers.

In the case of the absence or disability of any Officer of the Corporation or of any person hereby authorized to act in his place during his absence or disability, the Board of Directors may by Resolution delegate the powers and duties of such officer, to any other officer, or to any director, or to any other person whom it may select.

Section 11. Salaries.

The salaries of all Officers of the Corporation shall be fixed by the Board of Directors. No Officer shall be disqualified from receiving a salary by reason of his also being a Director of the Corporation and receiving compensation therefor.

                                  Article Four
                               Stock Certificates

Section 1. Form.

The shares of the Corporation shall be represented by certificates signed by the President or a Vice President and by the Secretary. Any or all of such signatures may be facsimile. Each such certificate also shall indicate:

(a) The name of the record holder of the shares represented by such certificate;

(b)   The number of shares represented thereby;

(c)   The designation of any class or series of which such shares are a part;

(d)   That the shares are without par value, if applicable;

(e)   Any rights of redemption and the redemption price;

(f) Any rights of conversion , and the essential terms and period for conversion;

(g)   Any liens or restrictions on transfer or the voting power of such shares;

(h)   That the shares are assessable, if that is the fact;

(i) That assessments to which the shares are subject are collectible by personal action, if that is the fact;

      The rights, preferences, privileges and restrictions on the shares when the shares of the Corporation are classified or any class has two or more series, granted to or imposed on the respective classes or series of shares and the holders thereof, as established by the Articles of Incorporation , or by any Certificate of Determination of preferences, as well as the number of shares constituting each series and the designation thereof, or a summary of such preferences, privileges, and restrictions with reference to the provisions of the Articles of Incorporation or Determination of Preferences establishing the same, or the office or agency of the Corporation from which stockholders may obtain a copy of a statement of such rights, preferences, privileges and restrictions or of such summary;

(k) Any right of the Board of Directors to fix dividend rights, dividend rate, conversion rights, voting rights, rights in terms of redemption, (including sinking fund provisions), the redemption price or prices, or the liquidation preferences of any wholly unissued class or of any wholly unissued series of any class of shares, or the number of shares constituting any unissued series of any class of shares, or designation of such series, or all or any of them; and

(1) For any certificates issued for shares prior to the full payment thereof, the amount remaining unpaid, the term of payments to become due, and any restrictions on the transfer of such partly paid shares on the books of the corporation.

Section 2. Subscriptions for Stock.

Unless otherwise provided for in the Subscription Agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

Section 3. Transfers.

Transfer of shares of the Corporation shall be made in the manner set forth in the Uniform Commercial Code. The Corporation shall maintain stock transfer books. Any share transfer shall be registered thereon only on request and surrender of the stock certificate representing the transferred shares duly endorsed. Additionally, the Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars as custodians of the transfer books, and may require all transfers to be made with and all share certificates to bear the signatures of any of them. The Corporation shall have the absolute right to recognize as the owner of any share of stock issued by it, for all proper corporate purposes including: the voting of such shares and the issuance and payment of dividends on such shares,. If a transfer of shares is made exclusively for the purpose of furnishing collateral security, and if such fact is made known to the Secretary of the Corporation, the record entry of such transfer shall state the limited nature thereof.

Section 4. Lost, Destroyed and Stolen Certificates.

No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed, stolen or mutilated except upon production of such evidence and provision of such indemnity to the Corporation as the Board of Directors may prescribe.

                                  Article Five
                                Corporate Actions

Section 1. Contracts

The Board of Directors may authorize any officer or officers, or any agent or agents of the Corporation, to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances.

Section 2. Loans

The Corporation may borrow and lend money in amounts and to persons authorized by resolution of the Board of Directors. No loans shall be made by the Corporation secured by its shares. No loans shall be made or contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts or Orders.

All checks, drafts or other orders for the payment of money by or to the Corporation and all notes and other evidence of indebtedness issued in the name of the Corporation shall be signed by such Officer or Officers or agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board of Directors.

Section 4. Deposits.

All funds of the Corporation not otherwise employed shall be deposited to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may by resolution select.

Section 5. Voting Securities Held by the Corporation.

Unless otherwise ordered by the Board of Directors, the President or any Vice President, or the Secretary of the Corporation in that order shall have the authority to vote, represent, and exercise on behalf of the Corporation all rights incidental to any and all shares of any other corporation standing in the name of the corporation. Such authority may be exercised by the designated officer in person or by proxy.

                                   Article Six
                                  Miscellaneous

Section 1. Reports to Shareholders.

The Board of Directors shall send an annual report to the Shareholders of the Corporation, not later than 120 days after the close of the fiscal year of the Corporation. The annual report shall include a Balance Sheet as of the close of the fiscal year of the Corporation and an Income Statement and statement of changes in financial position for such fiscal year and all other financial information required by regulatory authorities having jurisdiction over the Corporation. The financial statements shall be prepared from and in accordance with the books of the Corporation, in conformity with generally accepted accounting principles applied on a consistent basis, and shall be audited by an independent public accountant or as authorized by regulatory authorities having jurisdiction over the Corporation.

Section 2. Inspection of Corporate Records.

The Corporation shall keep correct and complete books and records of account and shall also keep minutes of all meetings of Shareholders and Directors. Additionally, a record shall be kept at the principal executive offices of the Corporation, or such other office as the board of directors may resolve, giving the names and addresses of all Shareholders, and the number and class or classes of shares held by each. Any person who is the holder of a voting trust certificate of at least 5 per cent of the outstanding voting shares of the Corporation shall have the right to examine and copy, in person or by agent or attorney, at any reasonable time or times, upon providing seven (7) days written notice of their intention to do so for any proper purpose, the books and records of account of the Corporation, the Minutes, and the record of Shareholders. On the written request of any Shareholder, the Corporation shall mail to such Shareholder within five days after receipt of such request, a Balance Sheet as of the close of its latest fiscal year and a Profit and Loss Statement of such fiscal year. If the Corporation receives such request before such financial statements are available for its latest fiscal year, the Corporation shall mail such audited financial statements within 90 days after they become available.

Section 3. Inspection of Articles of Incorporation and Bylaws.

The original or a copy of the Articles of Incorporation and Bylaws of the Corporation, as amended or otherwise altered to date, and certified by the Secretary of the Corporation, shall at all times be kept at the principal Executive Office of the Corporation, Such Articles of Incorporation and Bylaws shall be open to inspection by all Shareholders of record or holders of voting trust certificates at all reasonable times during the business hours of the Corporation.

Section 4. Fiscal Year

The fiscal year of the Corporation shall end on June 30th of each year, or such other times as approved by the shareholders of the company.

Section 5. Corporate Seal.

The Board of Directors shall adopt an official sea{ for the Corporation, which shall be circular in form, and be inscribed with the name of the Corporation, the state of incorporation and the words "Corporate Seal."

Section 6. Construction and Definition.

Unless the context requires otherwise, the general provisions, rules of construction and definitions contained in the Florida Business Corporate Act c.607, 1995 RSF as amended shall govern the construction of these Bylaws. Without limiting the foregoing, the masculine gender includes the feminine and neuter; the singular number includes the plural, and the plural number includes the singular; "shall" is mandatory and "may" is permissive; and "person" includes a corporation as well as a natural person.

Section 7. Definitions,

'F.S.' shall mean "Florida Business Corporation Act" as amended from time to time.

Approved the 26th Day of August 1997


/s/ Jerry G. Mikolajczyk
------------------------
Jerry G. Mikolajczyk
President, American Benefits Group,Inc.


EXHIBIT .10.1 A

                            SHARE PURCHASE AGREEMENT

Between:

        Saowani Development S.A.R.L., Saowani Chaqiphan and Dror Moradov

                                     - and -

                          American Benefits Group, Inc.

            WHEREAS Saowani Development s.a.r.l., Saowani Chaqiphan, and Dror Moradov are parties to a July 15, 1997 Letter of Intent and a July 31, 1997 Assignment Agreement copies of which are attached hereto and marked as Appendices "A" and "B" respectively to this Agreement:

      AND whereas American Benefits Group, Inc. become a party to Appendices "A" and "B" pursuant to a further Assignment Agreement dated August 26, 1997 a copy of which is attached hereto and marked as Appendix "C" to this Agreement:

      AND whereas the parties hereto wish to reduce their Agreements to written form the parties hereto covenant and agree that:

1. Miss Saowani Chaqiphan and Mr. Dror Moradov, the sole Shareholders of Saowani Development s.a.r.l., shall sell to American Benefits Group, Inc. and American Benefits Group, Inc. shall purchase from Saowani Chaqiphan and Dror Moradov ninety (90%) percent of the issued stock of Saowani Development s.a.r.l..

2. In consideration for the transfer of Shares noted in clause 1 herein American Benefits Group, Inc. shall:

      (a) Fund all research and development work on Saowani Development s.a.r.l.'s mining perimeters as noted in Appendix "A" so long as American Benefits Group, Inc. or an American Benefits Group, Inc. controlled Company remains a Shareholder of Saowani Development s.a.r.l. and,

      (b) Provide Mr. Dror Moradov and Miss Saowani Chaqiphan, so long as they are Shareholders of Saowani Development s.a.r.l., with copies of all engineering reports commissioned by American Benefits Group, Inc. pertaining to the Saowani Development s.a.r.l. perimeters noted in Appendix "A".

3. Saowani Development s.a.r.l. agrees that any and all funds expended by American Benefits Group, Inc. on the gold perimeters noted in paragraph 5 of Appendix "A" hereto shall be repaid to American Benefits Group, Inc. in accordance with terms and conditions contained in paragraph 9 (d) of Appendix "A".

4. No party to this Agreement shall transfer, assign, dispose or otherwise encumber their shares of Saowani Development s.a.r.l. without first providing the other parties hereto with a ninety (90) day right of first refusal to purchase the said Shares provided that the "other parties hereto" are; at the time the Shares are to be transferred, sold, assigned or otherwise disposed of, Shareholders of Saowani Development s.a.r.l.. 5. The parties hereto specifically acknowledge that any and all representations considerations, conditions, warranties, provisions or other restrictions contained in any of this Agreement's Appendices have been met in full. 6. "Net defined profits" as stated in paragraph 9 (d) in Appendix "A" is defined as follows, namely: (a) Total Revenues from a perimeter less all expenses associated thereto not including tax. 7. The parties hereto acknowledge that there are no other Agreements between themselves and that this Agreement is the sole Agreement governing their relationship and that none of the parties has made any representation, warranty, Agreement or otherwise with the others.

      WHEREOF the parties hereto agree to the contents and agree to be bound thereto, this 31st day of January 1998.


      /s/ Dror Moradov                    /s/  Gerald E Sklar
      -----------------------------       --------------------------------------
      DROR MORADOV                              Witness


      /s/ Saowani Chaqiphan               /s/  Gerald E Sklar
      -----------------------------       --------------------------------------
      SAOWANI CHAQIPHAN                         Witness


      /s/  Gerald E Sklar
      -----------------------------       --------------------------------------
      AMERICAN BENEFITS GROUP, INC.             Witness

EXHIBIT 10.1 B

                                LETTER OF INTENT

                      THIS LETTER OF INTENT made as of the
                             15th day of July, 1997

BETWEEN

SAOWANI DEVELOPMENT S.A.R.L., a company duly incorporated pursuant to the laws of Madagascar and having an office located at Lot MA II, 1 Bis, Maibahoaka, Ivato, Antananarivo, Madagascar.

                       (hereinafter referred to as "SAO")
                                    - and -
                    MISS SAOWANI CHAQIPHAN Lot MA II, 1 Bis,
                  Maibahoaka, Ivato, Antananarivo, Madagascar.
                      (hereinafter referred to as "MISS S")
                                    - and -
                                MR. DROR MORADOV
         Lot MA II, 1 Bis, Maibahoaka, Ivato, Antananarivo, Madagascar.
                      (hereinafter referred to as "MR. D")
                                    - and -
 FULCRUM HOLDINGS OF AUSTRALIA INC., a body corporate dully incorporated under the laws of Delaware, having an office at #300, 900 North Federal Highway Boca
          Raton, Florida U.S.A (Hereinafter referred to as "FULCRUM")

                                    WHEREAS:

1. DROR MORADOV AND SAOWANI CHAQIPHAN ARE THE ONE HUNDRED (100%) PERCENT OWNERS OF THE ISSUED, OUTSTANDING AND VOTING STOCK OF A MADAGASCAR CORPORATION CALLED SAOWANI DEVELOPMENT S.A.R.L.; AND WHEREAS

2. MR. D AND MISS S WISH TO SELL TO FULCRUM AND FULCRUM WISHES TO PURCHASE, 90% OF MR. D AND MISS S'S RIGHT, TITLE AND INTEREST IN AND TO THE STOCK OF SAO; AND WHEREAS

3. SAO HAS MINING INTERESTS IN EMERALD, SAPPHIRE AND GOLD PROPERTIES MORE SPECIFICALLY CALLED: PERIMETERS (21/2KM. X 21/2KM); AND WHEREAS

4.    Description of Emerald Perimeters are:

Permit No. Q53-761, northeast of the Toby Steven's Mine

      XV              YV             Substance      Commune
      --              --             ---------      -------
      546.250      538.750           Emerald        Mananjary
      543.750      538.750           Emerald        Mananjary
      541.250      538.750           Emerald        Mananjary

      A mica vein of immense value can be put into production immediately to produce emeralds, alluvial gold from the river and rich hard rock gold. These perimeters are subject to verification by the Ministry of Mines in Antananarivo, Madagascar. At this time, there are no gold mining permits, but applications for some have been made. The aforementioned perimeters were acquired wherein SAO obtains eighty (80%) percent of production while twenty (20%) percent remains with the current landowners

5.    Description of Gold Perimeters are:

      South of the BRGM block Madagascar Primary Sector s.a.r.l.

      YV           Substance   Department        Commune
      --           ---------   ----------        -------

      706.25       1428.75     OR                Ambilobe
      708.75       1428.75     OR                Betsiaka
      716.25       1433.75     OR                Ambilobe
      718.75       1433.75     OR                Betsiaka
      708.75       1431.25     OR                Ambilobe
      711.25       1431.75     OR                Betsiaka
      713.75       1431.75     OR                Ambilobe
      713.75       1433.75     OR                Betsiaka

      A CANADIAN GEOLOGIST HAS EXAMINED SOME OF THESE PERIMETERS AND SAMPLES HAVE BEEN TAKEN. THE INDICATION IS THAT THESE PERIMETERS HAVE POTENTIAL GOLD MINERALIZATION AND SHOULD HAVE FURTHER RESEARCH AND EXPLOITATION WORK CARRIED OUT (IN MALAGASY MINING TERMS RESEARCH IS EXPLORATION AND EXPLOITATION IS MINING). AFTER THE MALAGASY INTEREST, SAO HAS A 70% NET INTEREST IN PERIMETERS.

6.    Description of Sapphire Interests are:

      AFTER THE MALAGASY INTEREST, SAO HAS A 75% NET INTEREST AGREEMENT ON TWO PERIMETERS IN THE SOUTH.

      NOW THEREFORE PURSUANT TO THE TERMS AND CONDITIONS HEREINAFTER STATED.

7. ALL INFORMATION REQUIRED BY EITHER PARTY IS BE VALIDATED BY OCTOBER 31, 1997, OR SUCH LATER DATE AS POSSIBLE, BUT IN ANY EVENT OR BEFORE JANUARY 1, 1998 AFTER WHICH, IF ACCEPTABLE TO FULCRUM, MR. D, MISS. S, IT IS THE PARTIES' INTENT TO ENTER INTO A DEFINITIVE PURCHASE AND SALE AGREEMENT WHEREIN FULCRUM WOULD PURCHASE NINETY (90%) PERCENT OF THE ISSUED, OUTSTANDING AND VOTING SHARES OF SAO.

8. THIS CONTRACT IS ASSIGNABLE BY FULCRUM EITHER PRIOR TO OR SUBSEQUENT TO THIS LETTER OF INTENT BEING REDUCED TO A SHARE PURCHASE AGREEMENT UPON SUCH TERMS AND CONDITIONS AS ARE REQUIRED TO GIVE FULL FORCE AND EFFECT TO THE INTENT OF THE PARTIES THE CONSENT OF SAO, MR. D., AND MISS S. NOT BEING REQUIRED THERETO.

9. THE TERMS OF THE DEFINITIVE PURCHASE AND SALE AGREEMENT BETWEEN THE PARTIES WOULD INCLUDE, BUT WOULD NOT LIMITED TO, THE FOLLOWING:

      A) FULCRUM WOULD SPEND ONE HUNDRED (100%) PER CENT OF ALL MONIES NECESSARY TO CARRY OUT THE RESEARCH AND DEVELOPMENT WORK ON THE PROPERTIES INCLUDED BUT NOT LIMITED TO ALL NECESSARY EQUIPMENT SUCH AS BULLDOZERS, BACK HOES, WASHING PLANTS ETC.;

      B) FULCRUM, SHALL, ON A TIMELY BASIS, SUPPLY MR. D AND MISS S WITH COPIES OF ALL ENGINEERING REPORTS GENERATED FROM THE PROPERTY;

      C) AN APPROPRIATE FINDER'S FEE SHALL BE PAYABLE BY FULCRUM TO A DESIGNATED 3RD PARTY IN ACCORDANCE WITH THE POLICIES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS;

      D) ON THE GOLD PERIMETERS NOTED IN ARTICLE 4, FULCRUM WILL RECEIVE NINETY (90%) PERCENT OF ALL DEFINED PROFITS EARNED BY THE EXPLOITATION AND SALE OF ALL MINERALS AND ANY OTHER INCOMES DERIVED OF THE AFOREMENTIONED PERIMETERS UNTIL FULCRUM HAS EARNED ONE HUNDRED (100%) PERCENT OF ITS EXPENDITURES PLUS INTEREST AT THE RATE OF LIBR + FIVE (5%) PERCENT AND THEREAFTER WOULD RECEIVE EACH IT'S RESPECTIVE PERCENTAGE PURSUANT TO THE SAO UNDERLYING AGREEMENT;

      E) FULCRUM SHALL, UPON EXECUTION OF THE DEFINITIVE PURCHASE AND SALE AGREEMENT, ARRANGE FOR MR. D TO EARN ONE MILLION FIVE HUNDRED THOUSAND COMMON VOTING SHARES OF A DEEMED PUBLIC COMPANY, WHICH WILL BE SUBJECT TO THE PRICING OF US$0.10 AND WILL ARRANGE FOR A RELEASE OF THE COMMON VOTING SHARES IN ACCORDANCE WITH THE RULES PRESCRIBED

            BY THE SECURITIES EXCHANGE COMMISSION.

            i) The parties hereto are aware of which deemed publicly traded "Company" is referred to herein and Mr. D's acceptance of the shares is deemed satisfaction of payment of the consideration herein.

10. THE DEFINITIVE PURCHASE AND SALE AGREEMENT SHALL CONTAIN SUCH REPRESENTATIONS AND WARRANTIES ON BEHALF OF MR. D, MISS. S AND SAO AS SHALL BE USUAL AND CUSTOMARY FOR THE TYPE OF TRANSACTION CONTEMPLATED HEREIN AND SHALL INCLUDE REPRESENTATIONS AND WARRANTIES AS TO:

      A)    LEGAL OPINION AS TO TITLE OF THE PERIMETERS;

      B) THE ABSENCE OF ANY ADVERSE INTEREST OR LITIGATION PENDING OR THREATENED RESPECTING MR. D, MISS S. OR SAO.

      C) SUBSTANTIAL COMPLIANCE BY ALL PARTIES CONCERNED WITH ALL APPLICABLE LAWS AND REGULATIONS;

      D) THE ABSENCE OF DEFAULT BY MR. D, MISS S. OR SAO UNDER ANY AND ALL CONTRACTS, LEASES AND AGREEMENTS TO WHICH IT IS A PARTY; AND

            e) Such further representations and warranties as may be required or necessary.

11. UNDER THE DEFINITIVE PURCHASE AND SALE AGREEMENT, FULCRUM WOULD BE SUBJECT TO THE FOLLOWING CONDITIONS TO BE FULFILLED OR PERFORMED BY THE TIME INDICATED UNLESS ANY SUCH CONDITION IS WAIVED IN WRITING BY ALL PARTIES
      CONCERNED:

      A) PREFERABLY ON OR BEFORE OCTOBER 31, 1997 AND IN ANY EVENT NO LATER THAN JANUARY 31, 1998 OR SUCH OTHER DATE AS MAYBE MUTUALLY AGREED BY THE PARTIES, FULCRUM SHALL PRODUCE AN INDEPENDENT ENGINEERING REPORT WITH RESPECT TO THE PERIMETERS IN A FORM SATISFACTORY TO ALL PARTIES CONCERNED;

12. PRIOR TO CLOSING, ALL PRIVATE, GOVERNMENTAL OR REGULATORY CONSENTS OR APPROVALS NECESSARY OR DESIRABLE FOR THE COMPLETION OF THE TRANSACTION HEREIN CONTEMPLATED SHALL HAVE BEEN OBTAINED, INCLUDING BUT WITHOUT RESTRICTING THE GENERALITY OF THE FOREGONE APPROVALS FROM THE PERIMETERS MINORITY INTEREST HOLDERS TO THE TRANSACTION, THE INTEREST OF SAO AND A MUTUALLY AGREEABLE FORM OF PAYMENT FROM SAO TO THE MINORITY INTEREST HOLDERS OF PRODUCTION OR PRODUCTION VALUE.

13. THE MATTERS SET FORTH IN THE LETTER OF INTENT CONSTITUTE AN EXPRESSION OF THE PARTIES MUTUAL INTENT ONLY, AND ARE ENTIRELY CONTINGENT UPON THE NEGOTIATION, EXECUTION AND DELIVERY OF A DEFINITIVE PURCHASE AND SALE AGREEMENT (THE "DEFINITIVE PURCHASE AND SALE AGREEMENT") BETWEEN MR. D & MISS S AND FULCRUM CONTAINING TERMS, CONDITIONS AND PROVISIONS IN A FORM AND SUBSTANCE SATISFACTORY TO ALL PARTIES AND THEIR RESPECTIVE LEGAL COUNSEL INCLUDING BUT NOT LIMITED TO THE TERMS OF THIS LETTER OF INTENT.

14. SUBJECT TO THE TERMS AND CONDITIONS HEREOF, ALL COMMON SHARES ISSUED HEREUNDER SHALL BE ISSUED FREE TRADING, SUBJECT TO APPLICABLE HOLD PERIODS AND ANY ESCROW REQUIREMENTS AS MAY BE IMPOSED BY APPLICABLE SECURITIES LEGISLATION AND ANY OTHER REGULATORY AUTHORITIES HAVING JURISDICTION THERE OVER.

15.   FULCRUM WILL:

      A) Forthwith, retain an independent engineer to conduct an engineering report of the perimeters; and

      b) FULCRUM will pay for all expenses legal and otherwise respecting this transaction.

16. EACH OF THE PARTIES HERETO WILL USE THEIR BEST COMMERCIAL EFFORTS TO EXECUTE THE DEFINITIVE PURCHASE AND SALE AGREEMENT BY OCTOBER 31, 1997 AND IN ANY EVENT NO LATER THAN JANUARY 31, 1998 OR SUCH OTHER DATE AS MUTUALLY AGREEABLE BY THE PARTIES.

17. EACH PARTY TO THE DEFINITIVE PURCHASE AND SALE AGREEMENT SHALL HAVE RECEIVED FAVOURABLE OPINIONS AS TO SUCH LEGAL MATTERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREIN AS MAY BE REASONABLY DEEMED APPROPRIATE.

18. FROM THE DATE HEREOF TO CLOSING, MR. D, MISS S. AND SAO WILL GRANT TO FULCRUM AND ITS REPRESENTATIVES AND AGENTS, ACCESS TO THE BOOKS AND RECORDS OF MR. D, MISS S AND SAO AS MAY BE REASONABLY BE REQUIRED FOR THE PURPOSE OF EXAMINING SAME IN CONNECTION WITH COMPLETING THE TRANSACTIONS CONTEMPLATED HEREIN.

19. THIS TRANSACTION MUST BE APPROVED BY FULCRUM'S, OR FULCRUM'S ASSIGNEE, AND THE DEEMED PUBLIC COMPANY REFERRED TO IN PARAGRAPH 9 HEREIN, DIRECTORS AND SHAREHOLDERS.

20.   TIME IS OF THE ESSENCE.

21. IF THE FOREGOING ACCURATELY SETS FORTH YOUR UNDERSTANDING OF OUR INTENT, PLEASE INDICATE YOUR GOOD FAITH INTENTION TO ENTER INTO NEGOTIATIONS TO CARRY OUT THE TRANSACTIONS DESCRIBED HEREIN BY EXECUTING THE ENCLOSED COPY OF THIS LETTER OF INTENT AND RETURNING IT TO US, WHEREUPON ALL PARTIES SHALL PROCEED PROMPTLY WITH THE PREPARATION OF A DRAFT THE DEFINITIVE PURCHASE AND SALE AGREEMENT.

22. THIS LETTER OF INTENT WILL REMAIN CONFIDENTIAL BETWEEN THE PARTIES HERETO AND NO PARTY SHALL RELEASE ANY INFORMATION RESPECTING SAME TO ANY PARTY WITHOUT THE EXPRESS WRITTEN CONSENT OF AL PARTIES.

23. ALL COPIES OF THIS LETTER OF INTENT MAY BE EXECUTED AND SENT BY ELECTRONIC TRANSMISSION, BUT ORIGINALLY EXECUTED DOCUMENTS MUST BE DELIVERED WITHIN A REASONABLE TIME TO ALL PARTIES CONCERNED

MR. DROR MORADOV

Per:

  /s/ Dror Moradov                         /s/ {ILLEGIBLE}
----------------------------------        --------------------------------------
Authorized Signatory                                  Witness


MISS SAOWANI CHAQIPHAN
Per:

 /s/ Saowani Chaqiphan                     /s/ {ILLEGIBLE}
----------------------------------        --------------------------------------
Authorized Signatory                                  Witness


FULCRUM HOLDINGS OF AUSTRALIA INC.
Per:

   /s/ Gerald E. Sklar                     /s/ Maureen Gartry
----------------------------------        --------------------------------------
Authorized Signatory                                  Witness

SAOWANI DEVELOPMENTS S.A.R.L.
Per:

   /s/ Saowani Chaqiphan                   /s/ {ILLEGIBLE}
----------------------------------        --------------------------------------
Authorized Signatory                                  Witness



EXHIBIT 10.1 C

                       THIS ASSIGNMENT AGREEMENT MADE THIS
                              31st DAY OF JULY 1997

      BETWEEN: MISS SAOWANI CHAQIPHAN, having an office at 23 Rue Ramelina, Immeuble Faubourg St. Honore, Antananarivo 101, Madagascar.

            ("MISS S")

                                     - and -

            MR. DROR MORADOV, having an office at 23 Rue Ramelina, Immeuble Faubourg St. Honore, Antananarivo 101, Madagascar.

            ("MR. D")

                                    - and -

            SAOWANI DEVELOPMENT S.A.R.L., a body corporate pursuant to the laws of Madagascar having an office at 23 Rue Ramelina, Immeuble Faubourg St. Honore, Antananarivo 101, Madagascar.

            ("SAO")

                                     - and -

            FULCRUM HOLDINGS OF AUSTRALIA INC., a body corporate incorporated under the laws of Florida, having an office at 1 South Ocean Blvd. Suite 301 Boca Raton Florida 33432.

            ("FULCRUM")

WITNESSES THAT WHEREAS:

A. MISS S and MR. D. own 100% of the issued, outstanding, and voting shares of a Madagascar corporation called SAO;

B. AND WHEREAS SAO, MISS S and MR. D are parties to a July 15, 1997 Letter of Intent with FULCRUM wherein MISS S and MR. D desire to sell to FULCRUM and FULCRUM wishes to purchase 90% of MISS S's and MR. D's right, title, and interest in and to the common stock of SAO;

C. AND WHEREAS the said Letter of Intent provides that FULCRUM may assign its interest in the said Letter of Intent to a third party and all parties hereto are aware that said Assignment has already been negotiated with a "deemed publicly traded Company".

NOW THEREFORE, in consideration of the promises and covenants hereinafter contained the parties hereto agree as follows:

1. For and in consideration of the payments noted in paragraph 2 herein MISS S, MR. D and SAO hereby consent to FULCRUMS assignment of its entire right and interest in the August 25, 1997 Letter of Intent to a "deemed publicly traded company".

2. The consideration to be paid by FULCRUM for the parties consent is as follows; namely:

      (a) Transfer of One Million, Five Hundred Thousand of the issued outstanding and voting shares of a "deemed publicly company" to MR. DROR MORADOV pursuant to the applicable security regulations in place which will be subject to the pricing of US$0.10 per share and will arrange for a release of the common voting shares in accordance with the rules prescribed by the Securities Exchange Commission; (being the consideration noted in clause 9 (e) of the said Letter of Intent).

            (i) The said transfer of shares to be effected within a reasonable time following the issuance of said shares to FULCRUM in accordance with a further Assignment Agreement between FULCRUM and the "deemed publicly traded company" the identity of which is known to all parties hereto as evidenced by their initialing of the further said Assignment Agreement.

      (b) Payment of US One Hundred (US$ 100.00) Dollars to SAO the receipt and sufficiency of which is hereby acknowledged by SAO; and,

      (b) Payment of US One Hundred (US$100.00) to MISS S the receipt and sufficiency of which is hereby acknowledged by MISS S.

3. Not to restrict the generality of the foregone, FULCRUM hereby assigned to a "deemed publicly traded company" full responsibility for the implementation of the Letter of Intent and further all obligations, rights and responsibilities arising therefrom or accruing thereto.

     These present and covenants are hereby agreed on the date herein before noted.


      /s/ Saowani Chaqiphan                    /s/ {ILLEGIBLE}
     ------------------------------------      ---------------------------------
     MISS SAOWANI CHAQIPHAN                     Witness


      /s/ Dror Moradov                         /s/ {ILLEGIBLE}
     ------------------------------------      ---------------------------------
     . DROR MORADOV                             Witness


      /s/ Saowani Chaqiphan                    /s/ {ILLEGIBLE}
     ------------------------------------      ---------------------------------
     SAOWANI DEVELOPMENT S.A.R.L.               Witness


      /s/ Greral E Sklar                       /s/ Anthony E Sklar
     ------------------------------------      ---------------------------------
     FULCRUM HOLDINGS OF AUSTRALIA INC.         Witness



EXHIBIT 10.1. D

THIS ASSIGNMENT AGREEMENT MADE THIS 26TH DAY OF AUGUST 1997

                                    Between:

AMERICAN BENEFITS GROUP, INC., a body corporate duly incorporated under the laws of Florida, having an office at 501 Fairway Drive, Deerfield Beach, Florida 33441

(ABFG)
                                       And

FULCRUM HOLDINGS OF AUSTRALIA INC., a body corporate incorporated under the laws of Florida, having an office at 1 South Ocean Blvd., Suite 301, Boca Raton, Florida, 33432.

("FULCRUM")

WITNESSES THAT WHEREAS:

FULCRUM is a Party to an Agreement and Assignment of Agreement copies of which are attached hereto.

And whereas FULCRUM wishes to Assign its interest in said Agreements to AMERICAN BENEFITS GROUP, INC. and AMERICAN BENEFITS GROUP, INC. wishes to acquire said interest.

And whereas "deemed publicly traded Company" referred to in the attached Agreements is AMERICAN BENEFITS GROUP, INC.

And whereas FULCRUM was acting as AMERICAN BENEFITS GROUP, INC. agent in negotiating the attached Agreements and AMERICAN BENEFITS GROUP, INC. requires no further diligence by FULCRUM or AMERICAN BENEFITS GROUP, INC. to give full effect to this Agreement.

NOW THEREFORE:

1. FULCRUM assigns its interest in the said contracts to AMERICAN BENEFITS GROUP, INC. in consideration for AMERICAN BENEFITS GROUP, INC. transferring Three Million (3,000,000) common voting shares of AMERICAN BENEFITS GROUP, INC. to FULCRUM subject to pricing of US Ten ($0.10) Cents per share and will arrange for a release of the common voting shares in accordance with the rules prescribed by the Securities Exchange Commission.

2. The One Million Five Hundred Thousand (1,500,000) shares noted in paragraph 2(a) of the Assignment Agreement attached hereto is payment of one-half of the said Three Million (3,000,000) shares.


 /s/  Jerry G. Mikolajczyk               /s/ Peter Jones
-----------------------------------      -----------------------------
AMERICAN BENEFITS GROUP INC.                 Witness


/s/ Gerald E Sklar                       /s/ Peter Jones
-----------------------------------      -----------------------------
FULCRUM HOLDINGS OF AUSTRALIA                 Witness


MISS SAOWANI CHAQIPHAN                   /s/ Saowani Chaqiphan
                                         -----------------------------
                                             Initial


MR. DROR MORADOV                         /s/ Dror Moradov
                                         -----------------------------
                                             Initial


SAOWANI DEVELOPMENT S.A.R.L.             /s/ Saowani Chaqiphan
                                         -----------------------------
                                             Initial

EXHIBIT 10.2 A

                       Fulcrum Holdings of Australia Inc.
                            #410, 734 7th Avenue S.W.
                            Calgary, Alberta T2P 3P8
                     Tel: (403) 777-1800 Fax: (403) 777-1815
--------------------------------------------------------------------------------

June 19, 1998

AMERICAN BENEFITS GROUP, INC.
10, Fairway Drive, Suite 307
Deerfield Beach, Florida 33441

Dear Sirs:

Further to our recent conversations Fulcrum Holdings of Australia Inc., hereby grants to AMERICAN BENEFITS GROUP, INC. an option for American Benefits Group, Inc. to purchase Fulcrums interest in the World Gems Corporation contracts copies of which are attached hereto.

AMERICAN BENEFITS GROUP, INC. will have six months from the date hereof to exercise this option.

The consideration paid by AMERICAN BENEFITS GROUP, INC. for the option is US$ One hundred (US$100.00) Dollars the receipt of which is hereby acknowledged.

To exercise the option Fulcrum Holdings of Australia Inc. accepts your offer of:

(a) Issuance of AMERICAN BENEFITS GROUP, INC. common shares, subject to regulatory approval, in the amount of 1,000,000 shares at a price of US Ten One Hundredths of a (US$0.001)Cent per share

(b) Payment to Fulcrum Holdings of Australia of US$100,000.00 due to be paid prior to July 13, 2000 and secured by way of a promise note in our favor.

If the figure is acceptable to you please endorse your acknowledgment and acceptance where noted below.

Yours truly,
FULCRUM HOLDINGS OF AUSTRALIA INC.


/s/  Gerald E Sklar
---------------------------------
GERALD E. SKLAR

Acknowledged and Accepted

This  19     day of      June 1998.


/s/  Jerry G. Mikolajczyk
---------------------------------
President




EXHIBIT 10.2 B

THIS ASSIGNMENT AGREEMENT MADE THIS 26th DAY OF AUGUST 1997

AMONG:

            WORLD GEMS CORPORATION, having an office at at 7 bis, Lalana Lt Randriamarcmanana A. Tsiazotafo 101 Antananarivo, Madagascar. Tel:
            (002612) 642-55 Fax: (002612) 644-65

            ("WGC")

AND:

            SYLVIA C. RANAIVOJAONA, having an office at 7 bis, Lalana Lt Randriamarcmanana A. Tsiazotafo 101 Antananarivo, Madagascar. Tel:
            (002612) 642-55 Fax: (002612) 644-65

            ("RANAIVOJAONA")

AND:

            Fulcrum Holdings of Australia Inc., a body corporate dully incorporated under the laws of Delaware, having an office at #300, 900 North
            Federal Highway Boca Raton, Florida U.S.A
            Tel: (954) 480-9100
            Fax: (954) 570-8999

            ("Fulcrum")

WITNESSES THAT WHEREAS:

A. "Ranaivojaona" herein is the rightful owner of eighty percent (80%) of the common shares of "WGC".

B. "Fulcrum" herein wishes to purchase and acquire the ownership of seventy percent (70%) of "WGC".

C.    "Fulcrum" herein has the financial capability to finance "WGC".

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements hereafter contained, the parties hereto agree as follows:

1. In consideration of the sum of $1,400,000 (FMG) and other good and valuable consideration, the receipt hereby acknowledged by Ranaivojaona.

2. WGC agrees that upon presentation to it of the certificates of the WGC shares together with all transfer documents require pursuant to the constitution of WGC shares to affect registration of the WGC shares in the name of Fulcrum it will cause the WGC shares to be registered, or the ownership thereof of Fulcrum to be appropriately recorded in the books and records of WGC.

3. WGC hereby agrees to appoint representatives of Fulcrum to its Board of Directors, namely Mr. Gerald E. Sklar and Mr. Dror Moradov.

4. WGC shall provide valid legal documentation to Fulcrum proving WGC `s registered perimeters in the People's Republic of Madagascar.

5. Fulcrum hereby agrees to purchase within sixty days of this agreement $500,000.00 (US) of mining equipment on behalf of WGC, providing WGC provides documentation as referred to in paragraphs two(2) and four (4).

6. Fulcrum will assume the responsibility of contracting the services of an independent geological mining engineer to assess and assign a work program that will bring WGC properties into production.

7. Fulcrum hereby agrees to forward additional funds as recommended by its independent geological mining engineer. These funds will be forwarded as a shareholder's loan to WGC from Fulcrum under the terms and conditions of Fulcrum's constitution.

8. Fulcrum hereby has the right to assign Fulcrum's rights of this agreement to a third party which will not be unreasonably withheld by WGC.

MISCELLANEOUS

A. All terms and conditions of this agreement shall run with and be binding upon the transfer of shares during the term hereof and ensure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

B.    Time is of the essence of this agreement.

C. This agreement may be executed in separate counterparts and all executed counterparts together shall constitute one agreement.

D. This agreement shall be construed in accordance with the laws of the State of Delaware.

E. Whenever this singular or masculine or neuter is used in this agreement the same shall be construed as meaning the plural or body politic or corporate and vice versa where the context so required.

F. This agreement, the benefits and obligations of the parties with respect to shall ensure to the benefit of and be binding upon the heirs, executors, administrators, successors, and permitted assigns.

G. Any of the parties hereto may, from time to time, change its address for service herein by giving written notice to the other parties hereto. Any notices may be served by mailing the same by registered post, postage prepaid, in a properly addressed envelope, addressed to the party to whom the notice is to be given, at such party's address for service hereunder and shall be deemed to have been received on the fifth business day following the mailing thereof.

IN WITNESS WHEREOF the parties hereto have executed the Agreement effective as of the day and year first above written.

WORLD GEMS CORPORATION
By:


/s/  SYLVIA C. RANAIVOJAONA               /s/ {ILLEGIBLE}
------------------------------------         -----------------------------------
Authorized Signatory                         Witness


SYLVIA C. RANAIVOJAONA

 /s/  SYLVIA C. RANAIVOJAONA              /s/ {ILLEGIBLE}
------------------------------------         -----------------------------------
SYLVIA C. RANAIVOJAONA                       Witness


Fulcrum Holdings of Australia Inc.

 /s/  Gerald E. Sklar                     /s/ Dror Moradov
------------------------------------         -----------------------------------
Authorized Sigantory                         Witness

EXHIBIT 10.3

                                    AGREEMENT

Between:
                                 Gerald E. Sklar

                                       And

                          American Benefits Group, Inc.

WHEREAS Gerald E. Sklar (hereinafter called "Sklar") is the sole shareholder, Director and Officer of Trump Oil, Corp. (hereinafter called "Trump");

AND WHEREAS Sklar is a Director and Vice-President of American Benefits Group, Inc. (hereinafter called "ABFG");

AND WHEREAS Sklar represents to ABFG that Trump is a validly incorporated Company pursuant to the laws of the Province of Alberta and that it's only indebtedness is to Sklar in the amount of US $204,584.00, and that American Benefits Group, Inc. has an indebtedness to Trump for US$204,584.00;

AND WHEREAS Sklar further represents to ABFG that his shares of Trump are legally transferable to ABFG and that upon ABFG's payment to Sklar of the consideration noted hereafter the shares will be transferred to ABFG free and clear of any and all encumbrances whatsoever;

AND WHEREAS ABFG is desirous of purchasing all of the issued and outstanding shares of Trump upon the terms and conditions hereinafter recited and that ABFG will assume the indebtedness of Trump to Sklar in the amount of US$204,584.00 in lieu of Trump forgiving the indebtedness of ABFG in the amount of US$204,584.00.

AND WHEREAS Sklar is desirous of transferring all of the issued an outstanding shares of Trump to ABFG upon the terms and conditions hereinafter recited.

WITNESSTH THAT:

1. The Preamble of this Agreement is integral to this Agreement, forms part of the Agreement and that any and all Representations made by either party in the Preamble are binding in all respects upon the party making such Representations.

2. ABFG shall pay to Sklar the amount of US One Hundred ($100.00) Dollars in consideration for which Sklar shall transfer all of the issued and outstanding shares of Trump to ABFG free and clear of any and all encumbrances whatsoever.

3. From the date hereof through to and including the date on which ABFG advises Sklar that ABFG stands in the Registrar of Trump as the sole shareholder thereof Sklar agrees that Trump shall carry out no business activities of any kind or nature whatsoever and shall not incur any liability of any description.

4. Upon Sklars' receipt of the consideration noted in paragraph 2 herein Sklar shall immediately and without fail cause the records of Trump to reflect the transfer of Sklar's shares to Trump.

5.    This Agreement shall take effect on January 1, 1998.

WHEREFIRE THE PARTIES HERETO HAVE EXECUTED THESE PRESENTS AND AGREE TO BE BOUND BY THE TERMS HEREOF THIS 28th DAY OF DECEMBER, 19997,

/s/ Gerald E Sklar                               /s/ Titus D`Souza
-------------------------                        --------------------------
Gerald E. Sklar                                      Witness


/s/ Jerry G Mikolajczyk
-----------------------------
American Benefits Group, Inc.



EXHIBIT 10.4

                                    AGREEMENT

BETWEEN:

    AMERICAN BENEFITS GROUP, INC. and AMERICAN BENEFITS GROUP (ISRAEL) LTD.
                (hereinafter referred to collectively as "ABFG")

                                       and

   CARLYLE CONSULTING CORPROATION LTD. (hereinafter referred to as "Carlyle")

WHEREAS ABFG and Carlyle are desirous of Carlyle transferring all of it's interests in the Malagasy Precious Stone Mining Industry to ABFG upon the terms and conditions hereinafter recited;

AND WHEREAS Carlyle's interest in the Malagasy Stone Mining Industry referred to in the immediately preceding paragraph shall include, but not be restricted to, all of the issued and outstanding Shares of Stones and Wood Corporation s.a.r.l (hereinafter referred to as "Stones") and various Type I Mining Perimeters; Carlyle's interest in the Perimeters having been obtained by Carlyle from former shareholders of Stones.

WITNESSTH THAT:

1. The preamble to this Agreement is an integral part hereof and binding on all parties hereto.

2. The Perimeters referenced in the preamble hereof are as listed in Appendix A attached hereto and forming part of this Agreement.

3.    Carlyle hereby Declares and Warrants to ABFG as follows:

      a) Carlyle is now, or is entitled to become without any further action on the part of Carlyle, the legal owner of all the issued and outstanding Shares of Stones;

      b) Carlyle is now, or is entitled to become without any further action on the part of Carlyle, the beneficial owner of the Type I Perimeters noted in Schedule A attached hereto and forming part of this Agreement;

      c)    Carlyle further Declares and Warrants that:

            i) The parties with whom Carlyle had contractual relations respecting the purchase of either the said Shares or the Perimeters are aware of this Agreement and have agreed to ABFG acquiring the Shares and Perimeters from Carlyle;

            ii) The said Shares and Perimeters will be acquired by ABFG from Carlyle free and clear of any liens, encumbrances, mortgages or charge whatsoever;

            iii) Both Carlyle and the parties from whom Carlyle acquired the Shares and the Perimeters have and had the legal right to do so;

            iv) In the event that Carlyle is not the legal owner of the Shares or the Beneficial Owner of the Perimeters then it will cooperate with ABFG in all respects in a timely fashion in order for the legal entitlement of ABFG to the Shares or Perimeters be concluded in a timely fashion.

4. In consideration for Carlyle transferring all of the issued and outstanding Shares of Stones to ABFG and for Carlyle transferring its Beneficial Interest in the Type I Perimeters noted in Attachment "A" attached hereto ABFG shall pay to Carlyle Four Million (4,000,000.00) Dollars in the following, manner:

      i) Five Hundred Thousand ($500,000.00) Dollars by way of retirement of American Benefits Group, Inc.'s previous loan to Carlyle in said amount; and

      ii) Issuance of Four Million Nine Hundred Ninety Seven Thousand (4,997,000) American Benefits Group, Inc. Restricted Rule 144 Shares valued at US Seventy and Four One Hundredths ($.7004) Cents per share being a total share consideration of Three Million Five Hundred Thousand ($3,500,000.00) Dollars. Of this issuance Four Hundred Ninety Seven Thousand (497,000) American Benefits Group, Inc. Restricted Rule 144 Shares issued to Marc Susannah to maintain the type one perimeters in the nominee names as described in attachment "C" and Four Million Five Hundred Thousand American Benefits Group, Inc, Restricted Rule 144 Shares issued to Carlyle which forms part of the total purchase price of all the issued and outstanding shares of Stones and as well as the beneficial type One perimeters for a total purchase price of Four Million (4,000,000.00) Dollars.

5. The parties further agree that American Benefits Group, Inc. may designate the entity to which the shares and or the Perimeters shall be transferred.

6. Subject to the mandatory disclosure duties imposed upon ABFG, as a publicly traded Company, the parties agree that this Agreement and the terms hereof shall remain confidential between the parties.

7.    The parties finally agree that:

      i)    This Agreement shall be governed by the substantive law of Israel;

      ii) Any and all disagreements or disputes arising between the parties hereto respecting this Agreement shall be adjudicated by the District Court of Tel Aviv, Israel;

      iii) Service of any documents required respecting this Agreement or any litigation arising here from shall be served upon ABFG at Yahalom Tower (25 Floor) 3a Jabotinsky St. Ramat Gan Israel 52520 and upon Carlyle at an address to be supplied ABFG in writing at the address noted herein.

      iv)   All references to Dollars herein shall refer to American Dollars.

IN WITNESS OF THE ABOVE THE PARTIES HEREBY EXECUTE THIS AGREEMENT UNDER THEIR RESPECTIVE SEALS THIS 11 DAY OF __May__, 1999.


/s/ Jerry G Mikolajczyk
----------------------------------------

American Benefits Group, Inc.


/s/ Gerald E Sklar
----------------------------------------
American Benefits Group (Israel) Ltd.


/s/Richard Doggett
----------------------------------------
Carlyle Consulting Corporation Ltd.



                     List of mining permits - Attachment "A"
Type I

X coordinate     Y coordinate
------------     ------------
698.750           1.458.750

698.750           1.456.250

696.250           1.471.250

698.750           1.471.250

691.250           1.468.750

688.750           1.466.250

696.250           1.453.750

696.250           1.456.250

693.750           1.453.750

693.750           1.451.250

696.250           1.448.750

708.750           1.471.250

716.250           1.466.250

708.750           1.468.750

716.250           1.468.750

708.750           1.466.250

716.250           1.471.250

708.750           1.463.750



                        Letter of Consent-Attachment "b"

                 Drawn up and signed on the 10 day of May, 1999

We the undersigned:

                  Mr. Marc Suzannah C.I.N., #210011003254

                  Mr. Christophe Suzannah C.I.N. #213011008929

                  Mr. Francis Suzannah C.I.N.#209011024630

                  Mr. Yehael Razafiarison C.I.N. # 710011016920

                  Ms. Eva Vanessa Zafimahova C.I.N. #

                  Mr. Jean Claude Bemananjara C.I.N. #

                  (hereinafter, together, "Marc")

                  Stones and Wood Corporation S.a.r.l.

                  (hereinafter the Company)

hereby irrevocably declare our consent to the assignment of our obligations according to the agreement signed on 10 of May 1999 between ourselves and Carlyle Consulting Corporation Ltd. for the Sale of all the Company's issued and outstanding shares and the type I permits set out in Attachment A to the said agreements (hereinafter: the Agreement), to American Benefits Group (Israel) Ltd., a company incorporated under the laws of the State of Israel. In addition, we are hereby to confirm that to the best of Marc's knowledge, Carlyle is, to date, in full compliance with their obligations and undertakings under the Agreement. As witness thereof we hereby affix our signatures:

/s/ Marc Suzannah       Mr. Marc Suzannah C.I.N. #210011003254

/s/ Marc Suzannah       Mr. Marc Suzannah

/s/ Marc Suzannah       Mr. Christophe SuzannahC.I.N.#213011008929

/s/ Marc Suzannah       Mr. Francis Suzannah C.I.N. #209011024630

/s/ Marc Suzannah       Mr. Yehael Razafiarison C.I.N. #710011016920

/s/ Marc Suzannah       Ms. Eva Vanessa Zafimahova C.I.N. #

/s/ Marc Suzannah       Mr. Jean Claude Bemananjara C.I.N. #

/s/ Marc Suzannah       Stones and wood Corporation S.a.r.l.





                     Irrevocable Undertaking Attachment "C"

      Drawn up and signed on the 10 day of the month of May in the year 1999 We the Undersigned:

                  Mr. Marc Suzannah C.I.N. #210011003254

                  Mr. Christophe Suzannah C.I.N. #213011008929

                  Mr. Francis Suzannah C.I.N. #209011024630

                  Mr. Yehael Razafiarison C.I.N. #710011016920

                  Ms. Eva Vanessa Zafimahova C.I.N. #

                  Mr. Jean Claude Bemananjara  C.I.N. #

                  (hereinafter, together, "Marc")
hereby declare that we are registered holders of valid type I permits for the mining of corundum in Madagascar as follows:

X coordinate          Y coordinate
------------          ------------
698.750               1.458.750
698.750               1.456.250
696.250               1.471.250
698.750               1.471.250
691.250               1.468.750
688.750               1.466.250
696.250               1.453.750
696.250               1.456.250
693.750               1.453.750
693.750               1.451.250
696.250               1.448.750
708.750               1.471.250
716.250               1.466.250
708.750               1.468.750
716.250               1.468.750
708.250               1.466.250
716.250               1.471.250
708.750               1.463.750

hereinafter "the Permits", and we hereby give the following irrevocable undertaking as follows:

1. We will act in all and every matter regarding the permits or any of them as sole agents for Carlyle Consulting Company Ltd. (hereinafter, together, "CC" ) or any other party which CC Instructs us to act for.

2. We will not perform any act or transaction, for consideration or without consideration regarding the permits and/or any benefits, proceeds, consideration, moneys or any financial or other benefit derived from and/or associated with the permits and the territories to which the permits refer except in accordance with specific instructions received by CC and in the absence of any such instructions shall take no actions of any kind in regard of the permits. Without detracting from the aforementioned, we shall at all times act in the best interests of CC.

3. In order to remove any doubt, we shall not be entitled to any personal benefit, revenues, income and/or consideration from the permits of any kind and any such incomes and revenues which are received by us will be disbursed by us in accordance with CC's instructions and in the absence of such instructions will be held by us in trust until such times as instructions are received.

4. We shall not transfer the permits and/or any of them or pledge the permits and/or perform any actions regarding the permits which would in any way effect their value or feasibility, unless so instructed by CC. Without detracting from the aforementioned undertaking, we shall not make any representations or undertake any undertakings to any third parties regarding the permits.

5. We shall take all actions necessary to ensure the continued validity at all times of the permits.

6. We shall receive no consideration for our services as agents and shall continue to offer these services for an unlimited period of time and the undertakings in this letter of undertaking shall also bind our successors and heirs.

7. We hereby declare that we have already received full and complete consideration for all the undertakings made in this letter of understanding and no more consideration of any kind is due to us for these undertakings and/or any of them.

8. We hereby give an irrevocable power of attorney to Zakazo Ranaivoson, on behalf of CC, to act in our names and sign any documents and take any action necessary in order to effect the transfer of the permits and/or any of them to the names nominees on behalf of Cc and will have no claims or demands whatsoever in this regard.

9. In addition we shall sign all required documents and/or appear before any officials and make all and any necessary declarations in order to ensure the transfer of the permits to agents or nominees on behalf of CC.

10. This letter of undertaking is binding and completely and totally irrevocable.

As witness thereof we hereby affix our signature


/s/ Marc Suzannah             Mr. Marc Suzannah C.I.N. # 210011003254

/s/ Marc Suzannah             Mr. Christophe Suzannah C.I.N. #213011008929

/s/ Marc Suzannah             Mr. Francis Suzannah  C.I.N. #209011024630

/s/ Marc Suzannah             Mr. Yehael Razafiarison C.I.N. # 710011016920

/s/ Marc Suzannah             Ms. Eva Vanessa Zafimahova C.I.N. #

/s/ Marc Suzannah             Mr. Jean Claude Bemananjara C.I.N. #

EXHIBIT 10.5 .A

MEMORANDUM OF UNDERSTANDING

1.0   The Parties agree to enter in a Joint Venture for:

      a) Processing (sorting, cutting and polishing) of gems and marketing of cut and rough stones.

2.0   The Parties to the Joint Venture consist of:

      a)    American Benefits Group, Inc. (ABFG),

      b)    Menavi Group:

            (i)   Menavi International Ltd.

            (ii)  Advance Cutting Center (Israel) Ltd.

            (iii) Advance Cutting Center Ltd. (Bangkok).

3.0 The Parties will register an off-shore corporation in which the shares will be equally held by both Parties to the Joint Venture. The company will be named ABFG Total Gem Management Ltd. (TGM).

4.0 The general goal of this agreement if for TGM to manage and handle ABFG sapphires from the point after mining and sorting. TGM will sort rough, cut and polish it in its own lapidaries or supervise other lapidaries, sort and grade cut stones, and distribute them.

5.0   Terms and Conditions:

      a) ABFG will provide Line of Credit to TGM by means of Letter of Credit open on behalf of TGM to Menavi International Ltd. At a value of approximately U.S. One Million (US$1,000,000.00) Dollars per month.

      b)    Processing:

            (i) ABFG will continue to mine, in full force sapphires from any source it wishes to mine,

            (ii)  ABFG will sort all rough into two (2) main categories:

                  1.    cuttable, and

                  2.    non-cuttable.

            (iii) All cuttable rough will be sorted under TGM guidance according to size and quality ready to be shipped to TGM,

            (iv) TGM will sort rough ready to be shipped to the various lapidaries,

            (v)   Gems over 4 mm cut size will be cut at ACC Israel and Bangkok,

            (vi) Smaller gems will be cut in China and Sri-Lanka after performing in the TGM lapidary,

            (vii) TGM will supervise the cutting and quality of cut in all the above places,

            (viii) All cut stones will be sorted and graded at the sorting offices in Bangkok and TLV, and (ix) Final pricing and estimation will be done in the TLV offices.

      a)    Marketing and Distribution:

            (i) The Parties will use TGM's offices in Ramat-Gan and Bangkok and New York in order to distribute ABFG gemstones in the Far East, in Israel and the US.,

            (ii)  TGM will be the sole distributor of ABFG sapphires,

            (iii) TGM agree to put up all the existing offices, and provide the required existing personnel to carry out cutting, sorting and distribution of ABFG gems, and

            (iv) The pricing activity will be done jointly by representatives of all Parties.

6.0   Dividing the Profits:

      a) On goods that are from ABFG mines the TOTAL NET SALES of the Joint Venture will be divided between the Parties in accordance to the following:

      b)

            (i)   Cut and semi-cut stones:

                  1.    Party ABFG seventy five (75%) percent, and

                  2.    Party TGM twenty five (25%) percent.

            (ii)  On unprocessed rough:

                  1.    Party ABFG eighty five (85%) percent, and

                  2.    Party TGM fifteen (15%) percent.

      c)    On goods that are purchased by ABFG funds:

            (i) Profit will be equally divided between ABFG to TGM. (Profit = Total Sales - Total Purchase Costs)

      d) The TOTAL NET SALES will be calculated after the deduction of the following items from the TOTAL SALES:

            (i) All approved expenses related to cutting, processing and exporting of gemstones,

            (ii) Any commissions related to the purchasing, sales and marketing of rough or cut stones,

            (iii) Any taxes or fees required by the Government in accordance to the law,

            (iv)  Interest rates will be libor plus one-half (1/2%) percent, and

            (v)   All applicable commissions.

b)    TOTAL PURCHASE COSTS:

            (i) All approved expenses related to purchase of rough or cut gemstones,

            (ii) Any commissions related to the purchasing, sales and marketing of rough or cut stones, and

            (iii) Any taxes or fees required by the Government in accordance to the law.

7.0   Other Agreements

      a) The Joint Venture will have the first right of refusal to purchase the products of ABFG mining activity, beside the portion of the mine run that will be set as policy to sell to external buyers.

      b) The initial capital investment into the project, which consists of capital investment to set-up new offices and enlarge lapidaries will be provided by ABFG as a Shareholder Loan to TGM.

      c)    All accounting will be done on a monthly basis.

      d) The processing and marketing will be managed by TGM. The mining venture will be managed by ABFG.

      e) The Joint Venture Agreement will be subject to the laws of the state of Israel and the United States of America and the language used will be English.

This Memorandum of Understanding is to set the principals to the Joint Venture Agreement. Both Parties shall negotiate a final contract within sixty (60) days of this Memorandum of Understanding.

This Memorandum of Understanding and further contracts will be subject to the laws of the United States and Israel.

Dated and signed this 26th day of August, 1998 at Calgary, Alberta, Canada.


American Benefits Group, Inc.             Menavi International Ltd.

Per: /s/Gerald E Sklar,                   Per: /s/ Menahem Sevdermish
     --------------------------------          ---------------------------------
Per: /s/ Dror Moradov                     Per: /s/ Avi Meirom
     --------------------------------          ---------------------------------


Advance Cutting Center (Israel) Ltd.            Advance Cutting Center Ltd.

Per: /s/ Menahem Sevdermish               Per: /s/ Menahem Sevdermish
     --------------------------------          ---------------------------------
Per: /s/ Avi Meirom                       Per: /s/ Avi Meirom
     --------------------------------          ---------------------------------




EXHIBIT 10.5.B

                                    AGREEMENT

Amendment to the memorandum of understanding of 26th August 1998

Tuesday 20 April 1999

1.0   The Parties agree to enter in a Joint Venture for:

a) Processing (sorting, cutting and polishing) of gems and marketing of cut and rough stones.

2.0   The Parties to the Joint Venture consist of:

      a)    American Benefits Group, Inc. (ABFG).

      b)    Menavi Group:

            (i)   Menavi International Ltd.

            (ii)  Advance Cutting Center (Israel) Ltd.

            (iii) Advance Cutting Center Ltd. (Bangkok)

3.0 The Parties registered an Israeli Corporation in which the shares will be equally held by both Parties to the Joint Venture. The company will be named Total Gem Management Ltd. (TGM).

4.0 The general goal of this agreement is for TGM to manage and handle ABFG sapphires from the point after mining and sorting. TGM will sort rough; cut and polish it in its own lapidaries of supervises other lapidaries, sort and grade cut stones, and distribute them.

5.0   Terms and Conditions:

      a) ABFG will provide cash to TGM and Menavi International Ltd. At a value of approximately U.S. One Million (U.S.$1,000,000.00). Menavi will provide U.S. $1,000,000.00 worth of gems. (Wholesale value).

      b)    Processing:

            (i) ABFG will continue to mine, in full force precious or semi precious gems from any source it wishes to mine.

            (ii)  ABFG and TGM will sort rough into two (2) main categories:

                  1.    cutable,

                  2.    non-cutable.

            (iii) All cutable rough will be sorted under TGM supervision and guidance according to size and quality ready to be shipped to TGM.

            (iv) TGM will sort rough ready to be shipped to the various lapidaries.

            (v) All gems will be processed at such places as determined by TGM.

            (vi)  TGM will supervise all processing of gems.

            (vii) All cut stones will be sorted and graded at the sorting offices in Bangkok and TLV, and such other places as determined by TGM.

            (viii) Final pricing and estimation will be done by TGM.

      c)    Marketing and Distribution:

            (i) The parties will use TGM's offices in Ramat-Gan and Bangkok and New York or any other offices see fit by TGM, in order to distribute ABFG gemstones.

            (ii) TGM agree to put up all the existing offices, and provide the required personnel to carry out cutting, sorting and distribution of ABFG gems, and

            (iii) The pricing activity will be done jointly by representatives of all Parties.

6.0   Dividing the Profits:

      a) On goods that are from ABFG mines the TOTAL NET SALES of the Joint Venture will be divided between the Parties in accordance of the following:

            (i)   Cut and semi cut stones:

                  1.    Party ABFG TWO THIRDS (66.6%) PERCENT, AND

                  2.    Party TGM one third (33.4%) percent.

            (ii)  On unprocessed rough:

                  1.    Party ABFG seventy-five (75%) percent, and

                  2.    Party TGM twenty-five (25%) percent.

      b)    On goods that are purchased by ABFG funds:

            (i) Profit will be divided between ABFG to Menavi (PROFIT = Total Net Sales - Total Purchase Costs).

      c) The TOTAL NET SALES will be calculated after deduction of the following items from the TOTAL SALES:

            (i) All approved expenses related to cutting, processing and exporting of gemstones.

            (ii)  Plus an uplift of 15%.

            (iii) Any commissions related to the purchasing, sales and marketing of rough or cut stones.

            (iv) Any taxes or fees required by the Government in accordance to the law.

            (v)   All applicable commissions.

      d)    Total Purchase Costs:

            (i) All approved expenses related to purchase of rough or cut gemstones.

            (ii) Any commissions related to the purchasing, sales and marketing of rough or cut stones, and

            (iii) Any taxes or fees required by the Government in accordance to the law.

7.0   Other Agreements

      a) The Joint Venture will have the first right of refusal to purchase the products of all ABFG mining activity.

      b) The initial capital investment into the project, which consists of capital investment to set-up new offices and enlarge lapidaries will be provided by ABFG as a Shareholder Loan to TGM.

      c)    All accounting will be done on a monthly basis.

      d) The processing and marketing will be managed by TGM. The mining venture will be managed by ABFG.

8.0   Arbitration

      Disputes under this agreement will be arbitrated by The World Federation of Diamond Bourse.

      Dated and signed this 20th day of April, 1999 at Ramat-Gan, Israel.


American Benefits Group, Inc.

Per: /s/Gerald E Sklar,
     -----------------------------
Per: /s/ Dror Moradov
     -----------------------------


Menavi International Ltd.

Per: /s/ Menahem Sevdermish
     -----------------------------
Per: /s/ Avi Meirom
     -----------------------------


Advance Cutting Center (Israel) Ltd.

Per: /s/ Menahem Sevdermish
     -----------------------------
Per: /s/ Avi Meirom
     -----------------------------

Advance Cutting Center Ltd.

Per: /s/ Menahem Sevdermish
     -----------------------------
Per: /s/ Avi Meirom
     -----------------------------




EXHIBIT 10.6

MEMORANDUM OF UNDERSTANDING

Between:

American Benefits Group Inc. (a "Company" incorporated pursuant to the laws of the State of Florida being one of the United States of America hereinafter called "ABFG").

                                       and

"Dove" Gems & Jewelry Co., Ltd. (a "Company" incorporated pursuant to the laws of the country of Thailand hereinafter called "DOVE").

WHEREAS "ABFG" is a shareholder in a number of companies who are engaged, among other corporate activities, in mining activities in Madagascar.

AND WHEREAS "Dove" among other corporate activities, is also engaged in mining activities in Madagascar.

AND WHEREAS "Dove" and "ABFG" are desirous of pooling certain of their resources to form a "Company" in Madagascar to mine sapphires;

WITHNESSTH THAT:

1.0 Intent

1.01 The intent of this Memorandum of Understanding is for the Parties' agreement on the scope of their relationship respecting gemstone mining operations in Madagascar to be reduced to written form and, thereafter, for an encompassing Contract to be prepared and executed by the Parties hereto fully delineating their respective rights and obligations to and from the other.

1.02 The parties will be equal shareholders in a "Company" (the "Company") the purpose of which will be to carry out the parties' joint gemstone mining operations in Madagascar upon the terms and conditions hereinafter recited.

1.03 The "Company" is neither expected nor intended to earn a profit but rather the parties benefit to be delivered from their participation therein shall be that their affiliates will perform services for the "Company" at a profit and further that each party's down stream affiliates will earn revenues and profit as a result of the sale of sapphires.

2.0   Costs

2.01 "ABFG" shall bear responsibility or all initial costs (incorporation fees, lawyers fees, accounting fees and the like in connection with creating the "Company" with one half (1/2) of said costs to be reimbursed to "ABFG" by Dove pursuant to paragraph 4 herein after.

2.02 "ABFG" shall bear responsibility (until the "Company" is in a financial position to pay for same itself which for the purpose of this Agreement will be January 1, 2000 unless otherwise directed by the parties) for all the "Company" normal costs, as determined by the "Company" budget prepared by the "Company" Board of Directors and approved by both parties hereto (subject to Arbitration as hereinafter provided) with one half (1/2) of said costs to be reimbursed "ABFG" by "Dove" pursuant to paragraph 4 herein.

2.03 All expenses of the "Company" must be approved by both parties hereto, prior to expenditure, by way of Budget approval, and should the parties disagree on whether an expenditure should be authorized then an Arbitrator as provided for herein shall rule utilizing sound business practices in conjunction with the terms of this Memorandum of Understanding and further in conjunction with the terms of the Agreement prepared and executed by the parties pertaining to the matters herein provided.

2.04 For the purposes of preparing a budget the "Company" shall utilize Two types of costs, namely:

      a) "Costs" which shall be defined as being those costs actually paid to arm's length third parties or non arms-length parties (a portion of which may include "calculated costs") by the "Company" and;

      b) "Calculated costs" which shall be defined as being those costs paid to arms-length or non arms-length companies for which a formula or formulas are used in calculation thereof (an example o f a formula would be calculating depreciation on equipment) all said formulas to be approved by both parties.

2.05 Not to restrict the generality of the foregone the intent of this Agreement is for the parties to jointly fund the "Company" operations in accordance with a Budget either approved by the Board of Directors or by Arbitration. Each party is to contribute an equal amount towards expenses taking into account the benefits to be derived by each party through affiliates and the amount of monies required for the "Company" to meet it's financial obligations arising from operations. "Company" funding shall be obtained wither from sale of product and thereafter the rest and residue of gemstone production shall be divided equally between the parties; or, each party will on a timely basis to be determined by the Board of Directors or by Arbitration, inject monies into the "Company" in order to meet each predetermined cost with all gemstone production thereafter being divided equally between the parties; or "ABFG" shall initially fund the "Company" with "Dove" to reimburse "ABFG" subsequent to the "Mandatory Stock Inventory" period from the sale of "Dove" FIFTEEN (15%) of gemstone production which can at any time thereafter be removed by "Dove" and sold and thereafter the "Company" production of gemstone will be equally divided, inventories and sold in accordance with the directions of both parties.

2.06 Each party will be responsible for the costs associated to the salaries and travel and visa expenses of their personnel assigned to the project.

2.07 "ABFG" agrees to advance the salaries, and operating costs associated to Dove personnel to "Dove" for the duration of the six months "Mandatory Stock Inventory" period. In the event the parties agree to extend the "Mandatory Stock Inventory" period behind the original six months to a new term period, "ABFG" will continue to advance for mentioned costs to "Dove". In the event parties decide to extend the "Mandatory Stock Inventory" period behind 1/1/2000, the parties each and individually reserve the right to remove up to 15% of their production share from the stock inventory each month.

2.08 "ABFG" shall pay "Dove" each month a "pre advance" amount equivalent to the total production received times US dollars one hundred fifty per kilograms for the duration of "Mandatory Stock Inventory" period (total production kilogram x $150 US) = pre advance) payable to "Dove". The "pre advance" payments will be deducted from the proceeds of sales of "Dove" share at the end of the "Mandatory Stock Inventory" period. "ABFG" shall transfer the full amount due each month within four days from the end of each month to the designated account of "Dove".

2.09 "ABFG" shall provide "Dove" with rough sapphire for processing on monthly basis up and above the capacity of Dove factory. "Dove" will process the sapphires according to the international standard and will invoice "ABFG" according to the existing market rates for the quality of work performed. "ABFG" will clear "Dove" invoices within 7 days from the invoice date. In the event "ABFG" fails to supply sufficient quantity of sapphire to "Dove" upon 7 days "Dove" shall have the right to receive rough stone from "Dove" share of the production in stock.

3.0   Corporate Structure of "Company"

      a) The "Company" is authorized to issue a maximum of ONE HUNDRED (100) SHARES;

      b) "ABFG" shall be issued FIFTY (50%) PERCENT and "Dove" FIFTY (50%) PERCENT of the issued and outstanding shares with no other shares being issued save and except on an affirmative vote of the Board of Directors;

      c) The "Company" Officers shall be appointed by the "Company" Board of Directors and shall consist of a President, TWO (2) Vice-Presidents and a Secretary/Treasurer;

      d) The "Company" Board of Directors shall consist of FOUR (4) appointments; TWO (2) being appointed by "ABFG" and TWO (2) being appointed by "Dove" with the Chairman of the Board being one of the "ABFG" appointments;

      e) In the event of any vote of Directors being deadlocked then, and in that event the vote of the Chairman of the Board shall be determinative of the vote subject always to "Dove" right to Arbitrate any Board decision.

      f) The "Company" location of office and other such administrative issues shall be addressed by the Board of directors at the first meeting of the Board of Directors.

4.0   Unanimous Shareholder Agreement

4.01 The parties shall enter into an Unanimous Shareholder Agreement, particulars of which shall include but not be restricted to:

      a) Any and all contracts entered into by the "Company" shall be offered firstly to affiliates of the parties hereto prior to any contracts being entered into with third parties the intent being that the parties ought, as nearly equally as possible share in the expenses of the "Company" by having same be "reimbursed" by way of payments to affiliates;

      b) The expenses of the "Company" for which each shareholder shall be responsible will be derived from the "Company" Budget, prepared and approved by the both parties (subject to either party's right to arbitrate any such decision made), which shall delineate each party's respective costs which are anticipated to be equal.

      c) All sapphire production will be inventories by both parties until December 31st, 1999 (the "Mandatory Stock Inventory" Period) upon the following conditions, namely:

            i) The cost of storage shall be borne by "ABFG" with "Dove" reimbursing ABFG for ONE HALF (1/2) of said costs as hereinafter provided.

            ii) "ABFG" shall bear total responsibility for payment of all "Company" costs, as approved by the Board of Directors during the "Mandatory Stock Inventory" Period with "Dove" reimbursing "ABFG" for it's share of the costs as hereinafter provided.

            iii) The inventoried production shall be under the joint control of the parties hereto subject to no production being removed from inventory safe and except pursuant to the approval by both parties or in the event of disagreement by Arbitration ruling as the case may be.

      d) The gemstone production from the "Company" mining operations shall be equally divided between the parties at the mine site and thereafter sealed by both parties, transported and stored (all the "Company" expense with each party agreeing to pay the "Company" or "ABFG" as the case may be their half of the costs) it being agreed however that once the Mandatory Inventory Period ends that the proceeds each party receives from the eventual sale of it's share of production shall be utilized to pay firstly the "Company" for any monies owed the "Company" by the party and secondly to the other party any monies owed to other party and that in the event that said payments are not made then the defaulting party shall be forbidden to remove any inventory or acquire an production from the mine site except to be inventoried until such as times as satisfactory arrangements for payments of monies made, finalized and implemented.

      e) Any and all other minerals obtained from the FOUR (4) blocks under this agreement (excluding gemstone as noted above) shall be the property of Stone and Wood s.a.r.l. (an "ABFG" affiliate on whose land the mining operations shall be carried out) or "ABFG" or it's designate at the mine site as part of "ABFG's" and Stones and Wood s.a.r.l. consideration of either allowing the operations to be conducted or from the risk inherent to the capital investment as the case may be.

      f) Until the Board of Directors authorizes otherwise each party agrees to keep an inventory, at "Company" or "ABFG" expense (to be invoiced and the paid by each party) an amount of not less the EIGHTY FIVE (85%) PERCENT of each party's gemstone production received at the mine site.

      g) The storage facilities for gemstone inventory shall be controlled by both parties.

      h) The value of the "Company" production and each party's share thereof whether inventoried, sold or otherwise shall be calculated on a monthly basis by the "Company" taking into account the `costs" and the "calculated costs" incurred by the "Company" with respect to obtaining the "Company" production.

      i) The "Company" will eventually carry out mining operations on at least FOUR (4) properties acquired by an ABFG affiliate through it's purchase of the issued and outstanding shares of Stones and Wood s.a.r.l. the first two properties being designated as "M4" and "C1" the other two as directed by Dove.

      j) Neither party shall cause their shares in the "Company" to be encumbered or transferred to any third party without the express written consent of the other save and except that either party may transfer it's shares to a corporate entity to which it directly or indirectly has a majority has shareholding interest.

      k) Parties will develop a common marketing policies in order to market their share of the production through the same channel. However, the parties reserve the right to market their own share of the production. In the event parties decided to market their share of the production they may not dump into each others market or in any way or means to create a financial loss to each other, as the result of their market practices.

5.0   Contractual Relations

5.01 Not to restrict the generality of anything contained herein the intent of this Agreement is that whenever the "Company" requires the services of a third party to further the objectives of the "Company" that the "Company" shall make every effort to ensure that affiliate of the parties hereto are used to as great an extent as possible.

5.02 Whenever an affiliate is contracted to perform services for the "Company" payment for said services may be treated as "calculated cost" in the Budget.

5.03 Affiliated companies may include, but not restricted to, a "Dove" affiliate to provide Mine Consulting Services, a "Dove" affiliate to provide labor services for the mine sites, a "Dove" affiliate to provide certain machinery, an "ABFG" affiliate to provide machinery, an "ABFG" affiliate to provide corporate services, an "ABFG" affiliate to provide transportation, an "ABFG" affiliate to provide security and April Mining Ltd., even though April is not an affiliate of "ABFG", to provide labor services to the mine site.

5.04 Any equipment or machinery to be utilized on the "Company" mine site shall be supplied by an "ABFG" affiliate the formulation for arriving at an hourly rate to be approved by the "Company" Board of Directors.

5.05 Attached as Schedule A hereto is a list of mining equipment which "Dove" is causing a one half interest therein to be sold to the "ABFG" affiliate for US $185,000.00 being agreed that the "ABFG" affiliate has the right to acquire remaining one half interest prior to April 1st, 2000 for US $185,000.00 less depreciation, to be agreed by the parties.

5.06 In the event the parties could not agree on the purchase price of equipment (per section 5.05 of this agreement), prior to 1/1/2000 "Dove" agrees to replace said equipment with a new set of equipment with higher capacity (capacity of 150m^3/hr., per Dove catalog) and "ABFG" shall pay $185,000.00 USD plus 15% total value of the new equipment for upgrade and the cost of shipping and clearance to Madagascar.

6.0   Assignment

6.01 Either party hereto may assign it's interest hereunder to any other corporate entity of which the assigning party has, either directly or indirectly, a majority shareholding interest in but that in all other respects no assignment is permitted hereunder save and except with the written approval of the other party first hand obtained.

7.0   Confidentiality

7.01 The parties hereto shall retain all information obtained as a result of their relationship with the other or obtained as a result of matters herein recited in strict confidence and that should either party disclose any said information to any entity not party or affiliated with a party to this Memorandum then in addition to such damages respecting past, present or future damages occasioned to the non-disclosing party either direct, indirect, foreseen, unforeseen or coincidental adjudged by a Court of competent jurisdiction the disclosing party shall also pay, as penalty, the sum of ONE HUNDRED THOUSAND ($100,000.00) DOLLARS to non-disclosing party irrespective of proof of damage being made out ABFG being relieved of the onus contained herein only in so far as it's duties as a public "Company" require it to make certain disclosures.

8.0   Further Contracts

8.01 Within SEVEN (7) DAYS of the execution hereof by the parties hereto "ABFG" shall cause to be prepared and delivered to "Dove" at Doves address for Service contained herein an Agreement containing the terms contained herein together with such other terms as would be customary in such an Agreement and "Dove" shall, within SEVEN (7) DAYS of it's receipt of said Agreement return to "ABFG" it's comments respecting same after which "ABFG" has SEVEN (7) FURTHER DAYS in which to respond to "Dove" comments with "Dove" final comments to be received by "ABFG" within a final SEVEN
      (7) DAY period after which any issue not resolved by the parties shall be referred to Arbitration it being agreed that once the party's have reached an Agreement that "ABFG" shall prepare the Final Agreement with SEVEN (7) DAYS of final agreement and that "Dove" shall cause a fully executed copy of the Agreement to be received by "ABFG" within SEVEN (7) DAYS thereafter. "ABFG"shall comply within SEVEN (7) DAYS from the date of executed copy of this memorandum of understanding.

8.02  Failure of either party to abide by the time restraints noted in the section 2.08, 2.09 and 8.01 of this agreement shall result in a penalty being imposed on the defaulting party in the agreed amount of ONE THOUSAND ($1,000) U.S. DOLLARS per day or part of day of default.

8.03 In the event that the parties cannot agree on the terms to be included in the Agreement or any corporate Decision made thereafter, including expenses and budgets, or cancellation of costs, then and in that event the parties will jointly submit the issues in dispute to arbitration pursuant to the laws then in force in the State of Florida being one of the United States of America the costs of said arbitration to be borne by the "Company".

9.0   Miscellaneous

9.01 This Agreement shall be interpreted pursuant to the laws in force in the State of Florida being one of the United States of America.

9.02 Any reference to dollars herein refers to DOLLARS of the United States of America.

9.03 Should any provision of this Agreement be adjudicated to be illegal, unenforceable or otherwise of no force or effect than an in that event that particular provision shall be struck here from but the remainder of this Agreement shall remain in full force and effect with such reasonable amendments as required thereto.

9.04 "Dove" address for services shall be 327/66 St. Louis Center; Soi Vatprog 2, Thoong Vatdon, Sathorn Bangkok. 10120 Thailand.

9.05 "ABFG" address for services shall be in care of it's Canadian subsidiary at 900, 840 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3G2.

WHEREFORE THE PARTIES HERETO AGREE TO BE BOUND BY THE TERMS HEREOF THIS 26th DAY OF MAY, 1999

"Dove" GEMS & JEWELRY CO., LTD.

------------------------------------------
Fillip Sharifi
Managing Director


AMERICAN BENEFITS GROUP, INC.

/s/ Jerry G Mikolajczyk
-----------------------------------------
Jerry G. Mikolajczyk
President




EXHIBIT 10.7

                             JOINT VENTURE AGREEMENT

BETWEEN THE UNDERSIGNED PARTIES:

- Ms. Eliana Georgette Samuel HARINORO, born September 16, 1957, residing at Lot IVL 2B, Ambodivonkely, Ambohimanarina, Antananarivo, of Madagascan nationality, holder of National Identity Card No. 108-992-038-748, issued on September 23, 1976 at Antsirabe, daughter of Samuel RALAIBOZAKA and RAVAONORO;

Referred to hereinafter as "The Permit Holder";

                                          OF THE FIRST PART;

AND

- SAOWANI DEVELOPMENT LTD., a business corporation with assets of 1,000,000 Fmg, with head offices located at: Lot MA II 1 a), Maibahoaka, Ivato, and registered with the Commercial Register of Antananarivo under No. 16.157, represented in these presents by Ms. SAOWANI CHUAIPHAN,

      Referred to hereinafter as "The Partner";

                                          OF THE SECOND PART.

THE FOLLOWING HAS BEEN AGREED TO BY THE PARTIES:

Section 1. -      This Joint Venture Agreement was prepared in accordance with the provisions of Law No. 95-016 of August 09, 1995 concerning the Mining Code and Ministerial Order No. 3216/94 of July 25,
                  1994 establishing the conditions of validity for joint venture agreements.

Section  2. -     This agreement has been prepared in order to set forth the rules governing joint ventures between the two parties and to regulate the joint exploration to be carried out under the mining permit which belongs to the Permit Holder.

Section 3. -      This agreement shall be valid for the term of the mining
                  permit, which is the subject of this agreement. It shall be renewed by way of tacit renewal beyond this date for the same term as the renewal of the said mining permit.

Section 4. -      Within the context of the Joint Venture Agreement, the Permit
                  Holder shall exercise all of its exclusive rights flowing from the mining permit which it holds and which has the following characteristics:

================================================================================
PERMIT         XV          YV      FIVOND-RONANA     MAP       SUBSTANCE
--------------------------------------------------------------------------------
Q 53-76/1    541 250     538750      Mananjary      Q 53       Beryllium
--------------------------------------------------------------------------------
Q 53-76/1    546 250     538750      Mananjary      Q 53       Beryllium
--------------------------------------------------------------------------------
Q 53-76/1    548 250     538750      Mananjary      Q 53       Beryllium
--------------------------------------------------------------------------------

================================================================================

Section 5. -      The parties to this agreement hereby agree that following a period of one and one half years of operations, the mining permit, which is the subject of this agreement, shall be transformed into a Type III Permit. To this effect, a business corporation shall be constituted under Madagascan law in which SAOWANI DEVELOPMENT, or any other person or firm acting on its behalf, shall invest the amount of eighty per cent ( 80%) of the capital, and Ms. Eliana Georgette Samuel HARINORO shall invest twenty per cent (20%). This business corporation shall then be the holder of the said Type III mining permit.

Section 6. -      The Permit Holder shall ensure the search for and hiring of local personnel, investment by persons in securities and the establishment of perennial operations, as well as all relationships with administrative authorities, both on a national and local level.

                  It shall be the Permit Holder's responsibility to obtain all the necessary documents for the distribution and marketing of the product.

Section 7. -      The Partner shall take responsibility for the financing of all investments required for the operations of which it is proprietor, as well as the financing of cash flow, including taxes and duties attached to the import of materials and equipment. Furthermore, the Partner hereby accepts the principle of financing investments of a social nature in a manner proportionate to the scope of the company's business activity.

Section 8. -      The Partner hereby agrees to protect the environment and shall be solely liable for the management of the mining operations and the management of personnel subject to Section 8, hereinbelow.

Section 9.- The Permit Holder shall be entitled to have access to any audit follow-up for the operations and production and shall have the right to be represented by the person of its choice, who is to be provided with a special proxy to this effect. With respect to business activities, this person shall be entitled to intervene in the management of the mining operations and may decide to stop all activity where he believes that the operations do not comply with current regulations.

                  The Partner hereby agrees to facilitate the audit follow-up undertaken by the Permit Holder.

Section 10. -     Financial management shall be the sole responsibility of the
                  Partner.

Section 11. -     The distribution of profits between the parties shall be
                  carried out in the following proportions:

                  -     eighty per cent (80%) of profits for the Partner;

                  -     twenty per cent (20%) of profits for the Permit Holder.

Section 12. -     Both parties must have at least one permanent representative at the operations perimeter. Any product extracted must be reported by the representatives of both parties and kept locked in a safe with a double locking system. Any removal of the product must also be carried out in presence of both representatives.

Section 13. -     The Partner hereby reserves the right to substitute in its place, a portion of its rights in accordance with this agreement, to any person or firm of its choice. It shall remain jointly and severally liable with such persons for the proper performance of the undertakings in this agreement.

Section 14. -     Any stoppage of operations which is deemed to be unjustified for a period of one year shall be considered to be a clear waiver of the Partner's rights as provided for in these presents, without the possibility for filing a claim for damages by either of the two parties. Any such waiver of rights shall result in the full termination of this agreement.

Section 15. -     Given the frank and truthful cooperation between the parties, any dispute which might arise between them concerning the performance or the interpretation of the conditions of this agreement shall be settled in a friendly manner, before any recourse is taken to the competent Court in Fianarantsoa.

                                      Prepared at Antananarivo, on June 28, 1999

The Permit Holder                     The Partner


/s/ Eliana Georgette Samuel Harinoro  /s/ Saowani Chuaiphan
------------------------------------  ---------------------

                                      SAOWANI CHUAIPHAN
Eliana Georgette Samuel HARINORO      for SAOWANI DEVELOPMENT




EXHIBIT 10.8

                         REPUBLIC OF MADAGASCAR

MINISTRY OF ENERGY
AND MINES
General Secretariat
General Administration
Inter-Regional Administration
Antsiranana

                              JOINT VENTURE PERMIT
                           NO. 010-98/MEM/SG/DG/DIR.D

THE INTER-REGIONAL DIRECTOR OF ENERGY AND MINES FOR ANTSIRANANA

In view of the Constitution of September 18, 1992;

In view of Constitutional Law No. 95-001 of October 13, 1995 which revised Sections 56, 61, 74, 75,90,91 and 94 of the Constitution of September 18, 1992;

In view of Law No. 95-016 of August 09, 1995 concerning the Mining Code;

In view of Government Order No. 1326/94/MEM/SG/DG/DMI/SMI of July 25, 1994 setting forth the conditions of validity for Joint Venture Agreements;

In view of the Joint Venture Agreement dated April 01, 1998;

                                     BETWEEN

Ms. Eva Vanessa ZAFIMAHOVA

Holder of Type I Mining Permit No. V 32-005 of August 06, 1996 which is valid for the mining of CORUNDUM / SAPPHIRES

Signatory:

Ms. Eva Vanessa ZAFIMAHOVA

Holder of Identity Card No. 213-012-004-649 issued on 29/12/98 at Farafangana

Residing at: Villa des Bananiers Lot II M Farango, Analamahitsy;

                                   AND

ADAM MINING COMPANY LTD. - "ADAMCO"

Signatory:

Mr. Jean-Louis RABEHARISOA

Holder of National Identity Card No: 101 221 059 824 issued on May 18, 1995 at Antananarivo II

Residing at: Lot VX 9 a) Andrefandrova Antananarivo 101

                         THE FOLLOWING HAS BEEN DECIDED:

ARTICLE ONE:

ADAM MINING COMPANY LTD. - "ADAMCO" is hereby authorized to mine in the mining perimeters which carry the below cited numbers and references:

            XV                                  YV
          708.750                            1466.250
          708.250                            1463.750

In association with
Ms. Eva Vanessa ZAFIMAHOVA

within the context of a joint venture pursuant to the provisions of Section 43 of Law No. 95-016 of August 09, 1995 concerning the Mining Code.

ARTICLE TWO: Both parties are subject to the obligations set forth in the current legislation as well as the procedures set forth in their joint venture agreement.

ARTICLE THREE: This authorization is hereby granted for the validity period of the permit(s) and where applicable for the validity period of any renewal(s) by way of tacit agreement.

ARTICLE FOUR: The Director for Mines and the Inter-Regional Director for the

Ministry of Energy and Mines of ANTANANARIVO are each responsible for the performance of this permit which will be officially registered and distributed as required.

                        Prepared in Antsiranana, April 24,1998
                        (Signatures and Official stamps)





                             REPUBLIC OF MADAGASCAR

MINISTRY OF ENERGY
AND MINES
General Secretariat
General Administration
Inter-Regional Administration
Antsiranana

                              JOINT VENTURE PERMIT
                           NO. 011-98/MEM/SG/DG/DIR.D

THE INTER-REGIONAL DIRECTOR OF ENERGY AND MINES FOR ANTSIRANANA

In view of the Constitution of September 18, 1992;

In view of Constitutional Law No. 95-001 of October 13, 1995 which revised Sections 56, 61, 74, 75,90,91 and 94 of the Constitution of September 18, 1992;

In view of Law No. 95-016 of August 09, 1995 concerning the Mining Code;

In view of Government Order No. 1326/94/MEM/SG/DG/DMI/SMI of July 25, 1994 setting forth the conditions of validity for Joint Venture Agreements;

In view of the Joint Venture Agreement dated April 01, 1998;

                                     BETWEEN

Mr. Christophe SUZANNAH

Holder of Type I Mining Permit No. U32/V32-002 of April 01, 1996 which is valid for the mining of CORUNDUM / GARNET

Signatory:
Mr. Christophe SUZANNAH

Holder of Identity Card No. 213-011-008-929 issued on 05/10/95 at Farafangana Residing at: Lot 042 D Ambohibao, Antehiroka, Antananarivo 101

                                       AND

ADAM MINING COMPANY LTD. - "ADAMCO"

Signatory:
Mr. Jean-Louis RABEHARISOA
Holder of National Identity Card No: 101 221 059 824 issued on May 18, 1995 at Antananarivo II

Residing at: Lot VX 9 a) Andrefandrova Antananarivo 101

                      THE FOLLOWING HAS BEEN DECIDED:

ARTICLE ONE:

ADAM MINING COMPANY LTD. - "ADAMCO" is hereby authorized to mine in the mining perimeters which carry the below cited numbers and references:

           XV                                   YV
          706.250                            1461.250

In association with
Mr. Christophe SUZANNAH

within the context of a joint venture pursuant to the provisions of Section 43 of Law No. 95-016 of August 09, 1995 concerning the Mining Code.

ARTICLE TWO: Both parties are subject to the obligations set forth in the current legislation as well as the procedures set forth in their joint venture agreement.

ARTICLE THREE: This authorization is hereby granted for the validity period of the permit(s) and where applicable for the validity period of any renewal(s) by way of tacit agreement.

ARTICLE FOUR: The Director for Mines and the Inter-Regional Director for the Ministry of Energy and Mines of ANTANANARIVO are each responsible for the performance of this permit which will be officially registered and distributed as required.

                     Prepared in Antsiranana, April 24,1998
                        (Signatures and Official stamps)




EXHIBIT 10.9

                                    AGREEMENT

BETWEEN:

             American Benefits Group, Inc. and all its subsidiaries
                          (hereinafter called "Inc.")

                                       and

                  Gerald E. Sklar (hereinafter called "Sklar")

                                       and

      TRIKAL International Management Limited (hereinafter called "TRIKAL")

      WHEREAS the parties hereto are inter-related in that Sklar is a Director of both corporate entities.

AND WHEREAS it is beneficial to Inc. for Sklar and TRIKAL to incur expenses on behalf of Inc. rather than have Inc. incur the expenses in it's own right.

AND WHEREAS Sklar and TRIKAL expect to be reimbursed for expenses of Inc. incurred by Sklar and TRIKAL.

WITNESSTH THAT:

1. Until Sklar and TRIKAL are otherwise informed by Inc. that Sklar and TRIKAL are hereby appointed agents of Inc. in all matters.

2. All expenses incurred by either Sklar or TRIKAL on Inc.'s behalf shall be submitted to Inc. for approval.

3. The assigned expenses shall be re-paid to either Sklar or TRIKAL as the case may be on the following terms, namely:

      a)    Inc. shall provide security to Sklar or TRIKAL;

      b) The expenses paid by Sklar or TRIKAL shall not bear interest to Inc.;

      c) The expenses shall be paid to Sklar or TRIKAL on demand provided that no demand may be made for at least one year and that payment is not to be made for at least one year after the Demand is made.

4. This Agreement shall extend to those expenses previously incurred by either Sklar or TRIKAL and approved by Inc.

5. In the event that Sklar and/or TRIKAL incur a debt or expense expecting that Inc. will approve the expense then and, in the event that the expense is not subsequently approved, Sklar and TRIKAL have no recourse against Inc. and are totally responsible for the debt or expense.

Wherefore the parties have agreed to be bound by the foregone as is evidenced by their execution hereof this 1st day of July 1997.


/s/Gerald E Sklar                             /s/Titus T D`Souza
--------------------------------------        ---------------------------
Gerald E. Sklar                                 Witness


/s/ Gerald E Sklar
--------------------------------------
TRIKAL International Management Limited


/s/ Jerry G Mikolajczyk
--------------------------------------
American Benefits Group, Inc.




EXHIBIT 10.10

AGREEMENT

THIS AGREEMENT made this 18th day of March, A.D. 1999.

BETWEEN:

AMERICAN BENEFITS GROUP, LTD. a body corporate registered pursuant to the laws of the Province of Alberta in the country of Canada (hereinafter called "ABFG")

and

APRIL MINING GROUP, LTD. a body corporate registered pursuant to the laws of the Province of Alberta in the country of Canada (hereinafter called "April").

WHEREAS ABFG has been contracted to supply personnel for AMERICAN BENEFITS GROUP, INC.'s mining projects initially in the Democratic Republic of Madagascar but which could, in the future, expand to other countries in Africa and/or Asia,

AND WHEREAS ABFG requires April to supply ABFG with" supervisory personnel" to fulfill that specific aspect of ABFG's agreement with AMERICAN BENEFITS GROUP, INC..

AND WHEREAS April is desirous of supplying ABFG with said "supervisory personnel" pursuant to the terms hereinafter recited.

WITNESSTH THAT:

1.0   TERM

1.1 The term of this Agreement shall be from the date hereof up to and including the 16 th day of March, A.D. 2000, hereinafter called 'the term".

2.0   RENEWAL

2.1 Pursuant to the terms of this paragraph 2.0 ABFG has the sole and unfettered discretion to renew1his Agreement for a renewal term or terms of THREE (3) years each in duration provided that ABFG may only renew this Agreement THREE (3) times the terms of each renewal to be from March 17 th A.D. 2000 to March 16 th , A.D. 2003 inclusive; from March 17th, A.D. 2003 to March 16 th, A.D. 2006 inclusive; and, from March 17th, A-D. 2006 to March16 th, A.D. 2009 inclusive respectively.

2.2 The Agreement for each renewal term shall be the same as this Agreement save and except that this Agreement may only be renewed THREE (3) times.

2.3 To renew this Agreement ABFG shall provide April with written notice of it's intention to so renew the Term or Renewal Term, as the case may be, at April's Address for Service hereinafter provided.

2.4 The Notice required to be provided in paragraph 2.3 herein shall be received by April, at it's Address for Service hereinafter provided on or before the December 1 st immediately preceding the expiration of the Term or Renewal Term to be renewed.

2.5 In the event that April does not receive ABFG's Notice of Renewal as stipulated in paragraphs 2.3 and 2.4 herein then, and in that event, the contractual agreement between the parties is at an end on the next subsequent March 16.

3.0   TERMINATION

3.1 Neither of the parties hereto shall terminate this Agreement or cause it to come to an end except through the provisions of this paragraph 3.0 and, only then in the event that the other party hereto is found, pursuant to the Mediation Provisions of paragraph 8.0 herein, to be in "substantial breach" of it's obligations hereunder and remains in "substantial breach" of it's obligations hereunder for a period of thirty (30) days subsequent to being advised of the unsubstantial breach" and is still in "substantial breach" at the time that this Agreement is terminated or comes to an end.

3.2 In the event that either party alleges a "substantial breach" of this Agreement then and in that event it shall cause written notice of said alleged unsubstantial breach" to be served upon the other party at it's Address for -Service herein provided.

3.3 The party on whom a Notice of Substantial Breach is served upon pursuant to paragraph 3.2 herein shall have FOURTEEN (14) days from the date of the posting of the Notice of Substantial Breach in which to rectify and cure the " substantial breach":.

3.4 In the event that the party whom it is alleged has committed a "substantial breach" of this Agreement does not cure the alleged "substantial breach" as prescribed in paragraph 3.3 herein then , and in that even, the party alleging the "substantial breach" shall avail itself to the Mediation provisions of this Agreement prior to terminating or causing this Agreement to come to an end.

3.5 It is agreed by and between the parties hereto that neither party hereto shall terminate, cause this Agreement to come to an end or otherwise cease it's obligations hereunder until such time as the Mediation Provisions of this Agreement are concluded.

3.6 For the purpose of this Agreement "substantial breach" shall mean any action or inaction of a party, explicitly in contravention With the terms hereof to which the other party cannot reasonably be compensated for by damages or to which a reasonable and prudent business man would be unable to carry out business as a result thereof.

4.0   AGREEMENT SUSPENSION

4.1 The parties hereto acknowledge each to the other that this Agreement is dependent upon AMERICAN BENEFITS GROUP, INC. being able to continue it's mining operations in the Democratic Republic of Madagascar and elsewhere, if so commenced in the future, and in the event that AMERICAN BENEFITS GROUP, INC. is, through causes not within it's reasonable control, unable to continue it's mining operations or any portion thereof and the contract between AMERICAN BENEFITS GROUP, INC. and ABFG is suspended then and in that event ABFG shall forthwith provide written notice of same to April at April's Address for Service herein provided and this Agreement shall , in accordance with said Notice, be immediately suspended provided that ABFG shall be liable to April for all salaries of April employees directly performing services on behalf of ABFG for a period of THIRTY (30) days thereafter, the cost for all transportation in returning said employees to Canada, that all insurance programs in place for April employees shall be kept in good standing by ABFG for the duration of this Agreement's suspension and any costs attributable to ABFG incurred as at the date of Agreement Suspension by April shall be reimbursed April by ABFG.

4.2 This Agreement may not be suspended for any period of time in excess of six (6) calendar months from the date of Suspension Notice being posted by .ABFG subject to the provisions of paragraph 4.7 hereof.

4.3 Any periods of Agreement Suspension shall not increase the length of any Term or renewal term or affect in any manner whatsoever the dates on which this Agreement shall be renewed.

4.4 A period of Agreement Suspension shall end upon ABFG providing April with w7itten notice of same to April's Address for Service herein provided said written notice to specify the date, which shall not be less than FIFTEEN
      (15) days from April's receipt of said Notice, on which the Agreement Suspension shall end and a revised schedule of personnel requirements and schedules.

4.5 By way of example, and in no way to be construed as inclusive, examples of reasons which could lead AMERICAN BENEFITS GROUP, INC. to suspend it's Agreement with ABFG and hence ABFG to suspend the operation of this Agreement could include insurrection, riot, war, plague, uprising, climatic conditions or political and/or social unrest.

4.6 During the period of Agreement Suspension ABFG is not responsible to April for any payments of any kind or nature save and except for those payments noted in paragraph 4.1 hereof.

4.7 In the event that this Agreement is not reinstated within six (6) months then, and in that event this Agreement is at an end, of no further cause or effect as between the parties hereto and neither party shall make or advance any claim of any nature or kind against the other.

5.0   APRIL'S DUTIES

5.1 April shall provide qualified "supervisory personnel", as required by ABFG, in order for ABFG to fulfill it's agreements with third parties, including AMERICAN BENEFITS GROUP, INC., to supply such personnel to the third parties mine sites in the Democratic Republic of Madagascar and elsewhere.

5.2 April shall ensure that it's employees follow, abide and comply with all Rules and Regulations imposed by mine owners or ABFG on the respective mine sites and shall further ensure that it's employees obey all laws of the area in which their work duties may require their attendance.

5.3 April shall ensure that it's employees follow, abide and comply with all Rules and Regulations imposed by ABFG to govern the day- to -day operations of each respective mine site.

5.4 April shall ensure that it's employees comply with all laws, regulations and codes concerning safety standards howsoever established or in place during the progress of the work and agrees to stop any part of the work at a mine site or elsewhere until all corrective measures to ensure the safety of all employees of April or otherwise are carried out.

5.5 April agrees that it will maintain in good standing all required accounts with governmental Boards of Agencies and further, to make all deductions, contributions and payments of any kind required to be made by April or it's employees as required by any legislation in place and further agrees to hold ABFG harmless in the event of any non-payment of such accounts, deductions, contributions or payments.

5.6 April recognizes the extremely confidential nature of information coming to either it's or it's employees attention and to this end agrees with ABFG that ABFG has the right to conduct any and all security checks on any or all of April's employees working under this Agreement and that ABFG may, if it is of the reasonable belief that any of April's employees pose a reasonable security risk to either April, ABFG or a mine site owner that it may demand that said April employee not be employed at ABFG sites.

5.7 April shall carry, at it's own cost and expense, Comprehensive General Liability Insurance in an amount equal to at least THREE MILLION ($3,000,000.000) DOLLARS per occurrence which shall name ABFG as the first loss payable and further covenants and agrees to save and hold ABFG completely harmless from any cost or expense arising in favor of any third party whatsoever as a result of April's or any of it's employees, agents or representatives actions or inactions of any kind or nature whatsoever.

5.8 ABFG has approved the form of EMPLOYMENT AGREEMENT which April proposes to use for all employees to be working at ABFG sites, as attached hereto as Appendix A, and April agrees that prior to any substantial amendment to said agreements being implemented by April that April shall obtain the approval of ABFG to said amendments failing which the matter of the amendment shall be referred to Binding Mediation pursuant to paragraph 8.0 hereunder the scope of the mediation to be solely whether it is reasonable for ABFG to not approve the proposed amendment having consideration to good business practice and ABFG's obligations to third parties including American Benefits Group, Inc...

5.9 April shall immediately and without fail notify ABFG, in writing, at ABFG's address for service hereunder of any circumstances known to April which may in any respect be detrimental to April, ABFG, ABFG's business, or any mine site owner on which April employees are working.

6.0   ABFG DUTIES

6.1 ABFG shall, in consideration for April providing the considerations noted inparagraph 5.0 hereunder:

      a)    pay to April the monies noted in paragraph 7.0 hereunder;

      b) provide April and April's employees with such guidance and directions as are necessary for April to carry out it's duties hereunder;

      c) supply all materials, equipment, supplies and tools as are reasonably required by April employees to perform the work required by ABFG.

7.0   ABFG PAYMENT TO APRIL

7.1 ABFG shall provide April with a deposit of FIVE THOUSAND ($5,000.00) DOLLARS to be credited to ABFG from future payments to be made to APRIL by ABFG and, on monthly payments to be made by ABFG to April will ensure that April has, at all times, FIVE THOUSAND ($5,000.00) DOLLARS in excess of ABFG's monthly payment on account to be credited to ABFG's next monthly payment to be made hereunder.

7.2 It is the intent of this Agreement that ABFG will pay to April each month, in advance and not in arrears, April's estimated costs and expenses (costs and expenses being defined in paragraph 11.0 herein) incurred as a direct or indirect result of this Agreement.

7.3 Direct costs and expenses shall be those expenses incurred by April relating only with respect to this particular Agreement and includes, without restricting the generality of the foregone all salaries, travel expenses and insurance obtained with respect to the employees or work sites pertaining to ABFG.

7.4 Indirect expenses shall be those costs and expenses incurred by April relating to those necessary expenses April incurs as a result of carrying on business and will be pro-rated between ABFG and other clients of April base on revenues invoiced all of April's clients for any respective month and shall include but not be limited to office rent, office insurance, basic communication expenses, accounting fees and the like.

7.5 All expenses, be they direct or indirect, shall be reasonable and in the event that the parties hereto cannot agree on the reasonableness of the expense, the extent to which the expense should be pro-rated or any other dispute concerning the expense then and in that event the issue shall be referred to binding Mediation pursuant to paragraph 8.0 herein.

7.6 In addition to the foregone reimbursement of expenses ABFG agrees to pay to April a monthly administration fee of TWO THOUSAND ($2,000.00) DOLLARS.

7.7 During the term and any renewal term of this Agreement April agrees that it shall actively seek out additional contracts with other entities so that ABFG's pro-rated share of indirect expenses is reduced.

7.8 On or before the 30th day of each and every month of the term or renewal term of this Agreement as the case may be April shall submit to ABFG an actual Statement of Expenditures for the immediately preceding month relating the direct and indirect costs and expenses paid by April to further ABFG's goals hereunder (inclusive of any pro-rated amounts) together with an estimate of said expenses to be incurred by April in the next second subsequent month.

7.9 Unless ABFG objects, within SEVEN (7) DAYS of it's receipt of April's Statement of Expenditures, to any of the costs or expenses noted in paragraph 7.8 herein ABFG shall, on or before the 30th day of the next month pay to April the entirety of April's said estimated expenses for the second subsequent month plus or minus a reconciliation of the Statement of Expenditures submitted to ABFG for the immediately preceding month (as at the date of April's submission of Statement of Expenditures to ABFG) it being agreed by and between the parties hereto that in the event that ABFGs reconciliation of April's estimated expenses differs from actual expenses in ABFG's favor that ABFG will be at liberty to deduct said overpayment from it's monthly remittance to April hereunder..

7.10 In the event that ABFG objects to any of April's actual expenditures made or estimated expenses to be made in the future on the basis that the expenses do not relate to ABFG business, are not accurate, are not properly pro-rated or for any other reason ABFG shall advise April of said objection, in writing to April's address for service hereinafter provided, within SEVEN (7) Days of it's receipt of April's Statement of Expenditures and that failing resolution of the issue either party may submit the issue to Mediation pursuant to paragraph 8.0 herein and the decision of the mediator will be binding on all parties hereto.

7.11 Upon approval of April's estimated expenses and Statement of Expenditures ABFG shall pay all sums owing to April by Wire Transfer to a Canadian Chartered Bank of April's choosing, the particulars of which will be supplied ABFG from time to time by April, all said funds to be received by April on or before the 5th business day of the month immediately subsequent to the date on which the expenses and expenditures were to have been received by ABFG or within THIRTY (30) days of ABFG's actual receipt of expense documentation from April in the event that April does not provide ABFG with the expense documentation on the 5th business days of the preceding month as noted in paragraph 7.8 hereunder..

7.12 April hereby grants ABFG the right to audit the books of April at any time to verify the expenses paid by-April on ABFG business or for any other purpose and in the event that the audit shows that the monies paid by ABFG to April exceed, by greater than ONE (1 %) PER CENT, the amount which ought to have been paid April by ABFG then and in that event April shall within FOURTEEN (14) DAYS of April being served with a true copy of the audit results either repay said sums to ABFG and ABFG's cost of performing the audit or submit the issue to binding mediation pursuant to paragraph
      8.0 hereafter...

8.0   MEDIATION

8.1 The parties hereto hereby agree each with the other that prior to either commencing an action in any Court against the other that they will submit the dispute to mediation pursuant to the Statutes of the Province of Alberta then in force.

8.2 The parties agree that the venue for said mediation will be the City of Calgary in the Province of Alberta.

8.3 Save and except where the contrary is specifically noted herein the mediated resolution shall not be binding upon the parties hereto and neither party shall disclose, refer or mention the mediation process at any subsequent Court process initiated.

9.0   ASSIGNMENT

9.1 April shall not, without the approval of ABFG first hand obtained assign it's interest or any portion thereof of this Agreement to any other party ABFG's approval to said assignment which may be unilaterally or unreasonably withheld.

9.2 ABFG shall be able to assign it's interest or any portion thereof of this Agreement to any other party by providing April with written notice of same at April's address for service hereinafter provided.

10.0  ADDRESS FOR SERVICE

10.1  April's address for service hereunder shall be:

      900, 840-7th Avenue S.W., Suite 952
      Calgary, Alberta
      T2P 3G2

10.2  ABFG's address for service hereunder shall be:

      900, 840 -7th Avenue S.W.
      Calgary, Alberta
      T2P 3G2.

10.3 Either party hereto may change it's address for service hereunder by causing the other to be served with notice of said change of address by prepaid registered post to the other's address for service either noted herein or which is amended pursuant to this paragraph 10.3.

11.0  MISCELANEOUS

11.1  The law of the Province of Alberta shall apply to this Agreement.

11.2 Each party hereto by their execution hereof covenants, warrants and agrees with the other that the entering of this agreement is a valid, proper and approved corporate action.

11.3 Each of the parties hereto agrees to abide by all laws whether enacted by the Province of Alberta or other jurisdiction in which the entity operates or carries on business.

11.4 It is agreed by the parties hereto that April and ABFG will cooperated each with the other in obtaining work Visa's and other like documents for April employees to work on ABFG projects in the Democratic Republic of Madagascar or elsewhere and to this end agree that it may be necessary for April employees to be assigned or seconded to other corporate entities in order for them to work on ABFG projects.

11.5 The venue for any civil action to be commenced by either party hereto against the other shall be the corporate residency of the Defendant party in the law suit but the laws of the Province of Alberta shall apply in all disputes between the parties hereto save and except that this agreement shall not be construed strictly against ABFG in any respect.

11.6  All references in this Agreement to dollars shall be CANADIAN DOLLARS.

11.7 For the purposes of this Agreement "expense" shall be defined at cost or calculated cost.

11.8 For the purposes of this Agreement "cost" shall be defined as an actual amount paid to an arm's length third party.

11.9 For the purposes of this Agreement "calculated cost" shall be defined as a calculation from assumptions u9ing costs as approved by ABFG.

11.10 For the purposes of determining expenses or costs to be pro-rated between ABFG and other clients of April it is expressly understood by and between the parties hereto that ABFG shall only be liable to April for a pro-rated amount if the expense or cost relates to April's performing duties for ABFG or in Aprils duties hereunder.

11.11 This Agreement is binding on all parties hereto, including their assigns thereunder and may only be amended in writing executed by both parties.

WHEREFORE THE PARTIES AGREE TO BE BOUND BY THE TERMS OF THIS AGREEMENT IN ALL RESPECTS AS EVEIDENCED BY THEIR EXCUTION HERREOF AT THE CITY OF CALGARY, IN THE

PROVINCE OF ALBERTA THIS 17th DAY OF MARCH 1999.

AMERICAN BENEFITS GROUP, LTD.

Per: /s/ Jerry G. Mikolajczyk
    -------------------------------------
    Jerry G. Mikolajczyk
    President and Chief Executive Officer

APRIL MINING GROUP, LTD

Per: /s/ David Schafer
    -------------------------------------
     David Schafer
     President




EXHIBIT 21

                        SUBSIDIARIES OF THE REGISTRANT

      The subsidiaries of American Benefits Group, Inc. are as follows:

                  1.    American Benefits Group, Ltd.

                  2.    Saowani Development S.A.R.L.

                  3.    E-Block Technology Inc.

                  4.    ABFG Sales Ltd. (Canada)

                  5.    ABFG Sales Limited (USA)

                  6.    American Benefits Group (Israel) Ltd.

                  7.    American Benefits Group (Israel-Madagascar) Ltd.

                  8.    Stones and Wood Corporation S.A.R.L.

                  9.    ABFG Resources Madagascar S.A.R.L.

                  10.   Club Rodeo Ltd.

[ARTICLE]                     5


[PERIOD-TYPE]                                12-MOS                  12-MOS
[FISCAL-YEAR-END]                       JUN-30-1999             JUN-30-1998
[PERIOD-START]                           JUL-1-1998              JUL-1-1997
[PERIOD-END]                            JUN-30-1999             JUN-30-1998
[CASH]                                       49,624                       0
[SECURITIES]                                      0                       0
[RECEIVABLES]                             3,851,150                  10,253
[ALLOWANCES]                                      0                       0
[INVENTORY]                               1,001,034                  33,730
[CURRENT-ASSETS]                          4,901,808                  43,983
[PP&E]                                      262,946                  24,154
[DEPRECIATION]                              (37,112)                   (884)
[TOTAL-ASSETS]                            9,634,004                  79,214
[CURRENT-LIABILITIES]                     2,419,109                 434,593
[BONDS]                                           0                       0
[PREFERRED-MANDATORY]                             0                       0
[PREFERRED]                                       0                       0
[COMMON]                                  8,341,128                 538,469
[OTHER-SE]                               (1,119,426)               (988,578)
[TOTAL-LIABILITY-AND-EQUITY]              9,634,004                  79,214
[SALES]                                   5,040,501                       0
[TOTAL-REVENUES]                          5,040,501                       0
[CGS]                                     1,782,632                 625,518
[TOTAL-COSTS]                             5,185,050                 625,518
[OTHER-EXPENSES]                              1,537                   5,274
[LOSS-PROVISION]                                  0                       0
[INTEREST-EXPENSE]                                0                       0
[INCOME-PRETAX]                                   0                       0
[INCOME-TAX]                                      0                       0
[INCOME-CONTINUING]                        (143,012)               (620,244)
[DISCONTINUED]                                    0                 (18,406)
[EXTRAORDINARY]                                   0                       0
[CHANGES]                                         0                       0
[NET-INCOME]                               (143,012)               (638,650)
[EPS-BASIC]                                   (.004)                   (.03)
[EPS-DILUTED]                                 (.004)                   (.03)




EXHIBIT 99

                               A TECHNICAL REVIEW
                             OF SAPPHIRE PROPERTIES
                             IN NORTHERN MADAGASCAR
                                       FOR
                          AMERICAN BENEFITS GROUP, INC.

July 24, 1999                              Watts, Griffis and McOuat Limited
Toronto, Canada                          Consulting Geologists and Engineers



                                TABLE OF CONTENTS

                                                                         Page

1.  Summary................................................................1
    1.1  BACKGROUND........................................................1

    1.2  GEOLoGY AND SAPPHIRE OCCURRENCES..................................2
    1.3  CURRENT OPERATIONS................................................3
    1.4  MARKETING.........................................................5
    1.5  EXPLORATION.......................................................5

2.  INTRODUCTION...........................................................8
    2.1  GENERAL...........................................................8
    2.2  TERMS OF REFERENCE................................................8
    2.3  SOURCES OF INFORMATION...........................................11
    2.4  MADAGASCAR:  THE COUNTRY.........................................11
    2.5  DEFINITIONS......................................................12
    2.6  UNITS, CURRENCY AND LANGUAGE.....................................13

3.  PROPERTY, LOCATION AND ACCESS.........................................13
    3.1  PROPERTY.........................................................14
    3.2  LOCATION AND ACCESS..............................................15

4.  PHYSIOGRAPHY AND CLIMATE..............................................17

5.  HISTORY...............................................................18

6.  GEOLOGY AND SAPPHIRE DEPOSITS.........................................20
    6.1  GEOLOGY..........................................................20
    6.2  SAPPHIRE OCCURRENCES.............................................23

7.  DESCRIPTION OF CURRENT OPERATIONS.....................................24
    7.1  GENERAL..........................................................24
    7.2  MINING AND PROCESSING............................................24
    7.3  SIZE, QUALITY AND VALUE OF THE STONES............................32

8.  MARKETING.............................................................37
    8.1  FORMATION OF JOINT VENTURE.......................................37
    8.2  TERMS AND CONDITIONS OF JOINT VENTURE AGREEMENT..................37

9.  EXPLORATION...........................................................39

    9.1  STATUS OF THE PROPERTY...........................................39
    9.2  PREVIOUS EXPLORATION.............................................39
    9.3  CURRENT EXPLORATION..............................................42
    9.4  PROPOSED EXPLORATION.............................................44

10.  CONCLUSIONS..........................................................47

CERTIFICATE...............................................................49

LIST OF MATERIALS AVAILABLE FOR REVIEW....................................50

                                 LIST OF TABLES

TABLE 1...................................................................15
TABLE 2...................................................................25
TABLE 3...................................................................31
TABLE 4...................................................................36

                                 LIST OF FIGURES

1.    Location map........................................................10
2.    Property map........................................................14
3.    Geology.............................................................21
4.    Basaltic volcanic cone to west of M-4 property, Photo No. 1.........22

5.    Mining area at M-4 property, Photo No. 2............................26
6.    Wash plant, Photo No. 3.............................................27

7.    Cleaning the Jigs on the wash plant, Photo No. 4....................29
8.    Initial cleaning and sorting of product from Jigs, Photo No. 5......29
9.    Phase 1 sorting of sapphires, Photo No. 6...........................30
10.   Phase III sorting of sapphires, Photo No. 7.........................34
11.   Sapphire prospect 3 km south of M-4, Photo No. 8....................43

1. Summary

1.1 BACKGROUND

American Benefits Group, Inc. ("ABFG") has offices in: the United States (Deerfield Beach, Florida; New York City, New York); Canada (Calgary, Alberta); Madagascar (Antananarivo); Israel (Ramat-Gan) and Thailand (Bangkok).

ABFG is a publicly traded company (NQB: ABFG) with diversified business operations, including an Internet Services Division ("ISD") and sapphire properties in northern Madagascar. For the sale of sapphires produced from its properties in Madagascar, ABFG has entered into a Joint Venture with the Menavi Group, an Israeli Company, for the marketing of rough stones and for the processing (sorting, cutting and polishing) of gems.

ABFG is currently preparing the necessary application forms and supporting documentation for registration as a reporting issuer under rules 12(b) or 12(g) of the Securities Exchange Act of 1934. Among the documentation required to be filed is a Form 10SB, which requires an accompanying report on the Madagascar Sapphire Properties, as described in Guide 7 (Securities Exchange Act of 1934). ("Description of Property by Issuers Engaged or About to Become Engaged in Significant Mining Operations"); Bulletin No. 168, 04-25-96).

Watts, Griffis and McOuat Limited ("WGM") was initially contacted by ABFG on April 14, 1999 regarding their requirements for a technical review of ABFG's sapphire properties in Madagascar. WGM was subsequently formally requested by ABFG to send a geologist to Madagascar to visit its sapphire properties and to prepare the technical review report.

A WGM Senior Geologist, W.J. (Jack) Mullins, completed the assignment on behalf of ABFG. Mr. Mullins travelled to Madagascar, leaving Toronto on June 10 and arriving in Antananarivo, the capital city, on June 11 1999. He visited the sapphire properties in northern Madagascar and returned to Canada on June 19 1999.

Metric units are used throughout this report, with the exception of references to the quantity of material being mined at the M-4 property, which is expressed as bank cubic yards (bcy). All currency amounts are quoted in United States dollars (US$). Sapphire weights are expressed in both grams and carats, an international carat being equivalent to 0.2 grams.

ABFG's property holdings in northern Madagascar consist of 37 carres with a total area of 231.25 km. These carreaux consist of three separate groups, but are routinely referred to by ABFG as 37 "perimeters". Of the 37 carreaux held by ABFG, 19 are Type 1 exploration permits which are valid for a period of 2 or 3 years and are renewable; and 18 are Type 3 mining permits which are valid for a period of 30 years, and are also renewable.

The property is located in the extreme northern part of Madagascar. It is located about 80 km by road to the south of Antisiranana (or Diego Suarez, as it is more commonly called; or simply "Diego").

The capital city of Antananarivo (or "Tana", as it is commonly known) has an international airport and is served by regular flights from Paris by both Air France and Air Madagascar. Diego is the largest population center in the north, and is served by daily Air Madagascar flights from Tana.

Access to the property from Diego is by good paved road for about 80 km, then an additional 10 km by a rough bush track. The total driving time between Diego and the camp is about 90 minutes.

The perimeters which comprise ABFG's property holdings in northern Madagascar were acquired through the acquisition of Stones and Wood Corporation S.a.r.l. ("Stones and Wood"); and acquisitions from the Suzannah family (Marc, Christophe and Francis), Yehiel Razafiarson, and Vanessa Zafinahova.

Prior to the take-over of Stones and Wood by ABFG, Blue Star S.a.r.l ("Blue Star") was actively engaged in mining sapphires on the block known as M-4. Subsequent to the purchase of Stones and Wood, ABFG formed an operating mining company with Dove Gems and Jewellery Co. Ltd. ("Dove"). ABF and Dove formed a joint venture to operate the mine: the joint venture agreement provides for the purchase of the plant and other equipment by ABFG.

1.2 GEOLoGY AND SAPPHIRE OCCURRENCES

The concession areas are underlain by a succession of Jurassic to Cretaceous limestones and dolomites which dip gently to the northwest. The valley floors are underlain by a series of late (Tertiary-Quaternary) alkali flood basalts and associated volcanic cones. These basalts exhibit distinct evidence of both syn- and post-volcanic faulting against the older sedimentary rocks.

Subsequent post-tectonic erosion of the limestones liberated the sapphires from their original structural traps, and they accumulated in a number of eluvial and alluvial deposits. The distribution of these deposits is closely associated with the drainage pattern that formed on the limestone topography.

1.3 CURRENT OPERATIONS

Mining and Processing

The mining being carried out by ABFG within Block M-4 is a small scale earth moving operation on a sapphire deposit which had previously been exploited by IMA, Andover, Blue Star and Dove Gems and Jewellery Co. Ltd. as the mine operator.

Adam Mining Company, Ltd. ("Adamco") is mining a second deposit within Block M-9, and the sapphire-bearing gravel is being trucked to a wash plant within Block M-8. Under the terms of a contractual agreement, ABFG receives 25% of the rough stones produced by Adamco.

ABFG commenced mining at the M-4 property on May 31, 1999 using the same mining equipment and wash plant as had previously been used by Blue Star.

During the 15 days that the plant operated between May 31 1999 and June 26 1999, the daily processing rate averaged 361.4 m^3 and production of corundum averaged 3,548.2 g/day. The average recovery of good quality, transparent and translucent sapphires from the gravel processed during that period was 5.82 g/m^3. These quality stones will be sent for faceting, while the poor quality, opaque stones will be converted into cabachon.

Sorting of the Stones: Size, Quality and Value

The Phase I sorting of the rough stones is carried out at two sorting tables adjacent to the wash plant. The stones are then transferred to the sorting shed in secure, locked containers and turned over to the custody of the Senior Gemologist at the M-4 property, Mr. Gilad Deutscher. Mr. Deutscher is responsible for the final sorting of the stones by size and grade.

In Phase II of the sorting process, the gems are sorted by size over four screens: No. 42 (12% of production), No. 32 (14 to 15% of production), No. 24 (27% of production), and No. 20 (40% of production). The undersize of the No. 20 screen comprises about 3% of production. The numbers quoted are the average in each case.

The size of the stones in each screen size are as follows:

                                   M-4 DEPOSIT
                                 SIZE AND WEIGHT
                               OF STONES RECOVERED
===============================================================================
                         Mesh Size             Avg.               Weight
     Sieve No.              (mm)                 g                carat
-------------------------------------------------------------------------------
        42                   9                                      5.0
        32             Minus 9 Plus 6           0.4                 2.0
        24             Minus 6 Plus 5           0.2                 1.0
        20             Minus 5 Plus 4           0.1                 0.5
 Minus  20                Minus 4              <0.1                <0.5
-------------------------------------------------------------------------------

o     No. 42: 5 ct stones (1 g and up);
o     No. 32: 2 ct stones (2 1/2 stones in 1 g);

Approximately 30% of the stones are transparent, and are good quality gems. These will eventually be faceted. An additional 30% are translucent and it is probable that most of them will also be faceted. The remaining 40% are opaque, and while they can be used in jewellery in the form of cabochons, their selling price is very low.

Sorting can also be carried out according to color; however, the color of some of the stones will change after heat treatment. Therefore, they will be sorted again after heat treatment and, at that stage, color will become a major factor.

According to the on-site gemologist, the lowest quality of the rough, i.e., the cabochon stones, sell for a price of about $200/kg. The rough translucent and transparent stones have an estimated value of $2,000/kg; however, the presence of high quality individual stones in the transparent and translucent categories could impact significantly on the final value of any particular package.

Status of the Property

At the time that this report was being prepared, WGM did not have sufficient data on the M-4 sapphire deposit within the ABFG property to allow an estimate to be made of Proven (Measured) and/or Probable (Indicated) Reserves according to the definitions in Guide 7 on pages 495-496 of the Securities Act Rules. The previous owner operated the deposit for almost two years. Impressive quantities of valuable rough sapphire are currently being produced by ABFG's open pit alluvial mining and wash plant-processing operation at M-4. In addition, and exploration program to obtain the data required to estimate the volume and grade of sapphire bearing material in the deposit is in progress.

WGM recommends, this exploration program a reserve estimate should be completed; and that additional exploration should be carried out to define reserves on the other known sapphire prospects within the ABFG perimeters in northern

Madagascar.

1.4 MARKETING

For the sale of sapphires produced from its properties in Madagascar, ABFG has entered into a Joint Venture with the Menavi Group ("Menavi") for the processing (sorting, cutting and polishing) of gems and the marketing of rough stones. Following the signing of the Joint Venture agreement, ABFG and Menavi registered an off-shore corporation called Total Gem Management ("TGM") which will manage and handle ABFG sapphire after they have been mined and sorted.

The total net sales derived from the Joint Venture will be divided in the following proportions:

Cut and semi-cut stones:      ABFG 75%;  TGM 25%
Unprocessed rough:            ABFG 85%;  TGM 15%

1.5 EXPLORATION

Previous Exploration

WGM reviewed reports on exploration of the properties by Santamas and Wannachot
(1997) and Rasamimanana and Rakotoarimalala (1998), as well as a brief report on a property visit by Rossovsky (1996). In addition, we discussed ABFG's current exploration with the Company's Geologist, Mr. Gino Rasamison, and also visited a new discovery that Mr. Rasamison and his team had made approximately 3 km to the south of the M-4 deposit. It is clear that sapphire occurrences within ABFG's properties are quite extensive, and that significant exploration expenditures are not only warranted but also required, to quantify Proven (Measured) and Probable (Indicated) Reserves.

An exploration program is required in order to obtain the necessary information to completely outline the M-4 deposit. Its boundaries and the thickness of the sapphire-bearing material must be determined in order to arrive at an estimate of the volume and/or tonnage, and an average grade, in terms of carats of sapphire per m^3 or per tonne.

In WGM's view, ABFG should initiate a three-pronged exploration program whose objectives would be to:

1. Complete an estimate of Proven and Probable Reserves, as well as an estimate of "Other Mineralization" within the M-4 deposit.

2. Continue the ongoing reconnaissance exploration program within the licence areas with the objective of locating new deposits; and,

3. Carry out detailed investigations leading to estimates of Proven and Probable Reserves, as well as "Other Mineralization", within the deposits identified in the reconnaissance exploration program.

The first requirement is to produce a large-scale plan of the M-4 mine area which will provide a base on which to plot all of the information currently available, including topography, geology, the outline of the present workings, and exploration pits, trenches and drillholes.

Pits and Trenches

In WGM's opinion, the approach to exploration should be as follows:

o If the deposit occurs in the form of a wide blanket, whose length and width are somewhat similar, then the best approach will be to sink pits to bedrock at regular spacings on a grid, say 50 metres for Probable Reserves and 25 metres for Proven Reserves.

o If the deposit is much longer in one dimension than the other, as it will be if it is confined to a drainage channel, then the best approach may be to dig trenches to bedrock across the deposit at intervals of about 50 metres for Probable Reserve.

Accurate elevations of the collar and depth of each pit will be required, as well as a topographic profile of each trench. A visual inspection should be made of each pit and trench and a small sketch made to show the lithology encountered from surface to bottom

Sample Processing

The volume of all of the material recovered from each individual pits and trench, or portion of a trench, should be measured, processed through a wash plant, and manually sorted to recover all of the sapphires in the sample. The grade of the sample in carats per cubic metre can then be estimated.

Estimation of Reserves

After all of the pits and/or trenches have been excavated and the samples have been processed, the resulting information will be plotted on sections and used to complete an estimate of reserves.

The capital cost of the drill, bulldozer and wash plant will be in excess of $ 1 million, and an estimate of the exploration budget for the 12-month period from July 1, 1999 to June 30, 2000 is estimated at $500,000.

2.  INTRODUCTION

2.1  general

American Benefits Group, Inc. ("ABFG") has offices in: the United States (Deerfield Beach, Florida; New York City, New York); Canada (Calgary, Alberta); Madagascar (Antananarivo); Israel (Ramat-Gan) and Thailand (Bangkok).

ABFG is a publicly traded company (NQB: ABFG) with diversified business operations, including an Internet Services Division ("ISD") and sapphire properties in northern Madagascar. For the sale of sapphires produced from its properties in Madagascar, ABFG has entered into a Joint Venture with the Menavi Group, an Israeli Company, for the marketing of rough stones and for the processing (sorting, cutting and polishing) of gems.

For the sale of sapphires produced from its properties in Madagascar, ABFG has entered into a Joint Venture with the Menavi Group, an Israeli company, for the marketing of rough stones and for the processing (sorting, cutting and polishing) and marketing of gems. Rough stones are sent to Israel and Thailand for processing, which includes heat treatment, cutting and polishing. The polished gems are either batched for bulk sales, or incorporated into fine pieces of jewellery which are marketed on the Internet, through ABFG's Internet Shopping Mall, RodeoIsland.com.

The location of ABFG's properties in northern Madagascar is shown in Figure 1.

2.2 terms of reference

On 4 January 1999, the US Securities and Exchange Commission ("SEC") approved the OTCBB Eligibility Rule, whereby securities not quoted on the OTCBB as of that date would be required to report their current financial information to the SEC, banking, or insurance regulators in order to meet eligibility requirements. Nos. 6530 and 6540, became effective on July 4, 1999.

In order to comply with the Eligibility Rule, ABFG must register under Form 10SB, which is the general form for registration of securities pursuant to Sections 12(b) or (g) of the 1934 Act for "small business issuers". One of the requirements is a report whose contents are consistent with the guidelines of Guide 7 of the SEC Rules ("Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations"; Bulletin 168; 04-25-96).

ABFG is currently preparing the necessary application forms. Among the documentation required to be filed in a Form 10-SB is an accompanying report on the Madagascar Sapphire Properties, as described in US Security Rules, Guide 7 ("Description of Property by Issuers Engaged or About to Become Engaged in Significant Mining Operations").

Watts, Griffis and McOuat Limited ("WGM") was requested by ABFG to travel to Madagascar, visit the sapphire properties and to prepare the technical review report.




                             Figure 1. Location map




2.3 sources of information

A WGM Senior Geologist, W.J. (Jack) Mullins, completed the assignment on behalf of ABFG. Mr. Mullins travelled to Madagascar, leaving Toronto on June 10, 1999 and arriving in Antananarivo, the capital city, on June 11, 1999.

While in Antananarivo, Mr. Mullins met with Mr. Dror Maradov, ABFG's Vice-President, Director and Chief Operating Officer for Madagascar, who briefed him on all aspects of the Company's sapphire operations.

On June 14, 1999, Mr. Mullins travelled to Diego Suarez, at the extreme northern tip of Madagascar, where he was met by Mr. David Schaffer, Manager of the ongoing activities at ABFG's sapphire properties in the northern part of the country, and Mr. Andrew Bradsell, an ex-Royal Marine and Head of Security for ABFG in Madagascar.

Mr. Mullins spent several days at the camp on the M-4 property and observed the mining and processing of the sapphire-bearing gravels, the initial sorting of the jig concentrate from the wash plant, and the final sorting by the gemologist on site, Mr. Gilad Deutscher.

Mr. Mullins also met with Mr. Gino Rasamison, ABFG's Exploration Geologist, at the sapphire property. Together with Mr. Schaffer and Mr. Bradsell, they visited the Adamco Mining Inc. plant and mine site and several locations within ABFG's properties where sapphires are known to occur. Mr. Moradov also visited the camp while Mr. Mullins was there.

Following his return to Antananarivo from Diego Suarez, Mr. Mullins visited:

o the Department of Geology in the company of Mr. Gino Rasamison, in order to collect certain maps and reports that are necessary to complete this report; and,

o in the company of Mr. Moradov, the Direction des Mines, to verify ABFG's title to the properties that are the subject of this report.

2.4 madagascar: the country

Madagascar, also known as the Malagasy Republic, is an independent island republic with a democratic government which lies in the Indian Ocean off the southeast coast of Africa. It is the fourth largest island in the world, with a total area of 587,040 km2. The population is approximately 13 million and the annual population growth rate ("PGR") is about 3%. The capital city is Antananarivo ("Tana"). Other major towns are Antsirabe, Fianarantsoa, the port of Toamasina, and Antisiranana (Diego Suarez).

World Bank data places Madagascar among the poorest countries in the world in terms of real per capita Gross Domestic Product ("GDP") and for the 15 years prior to 1997, the average GDP had lagged behind the PGR. The Malagasy economy has traditionally been agriculturally based, with vanilla, coffee, cloves, rice, cotton and sisal being the chief exports. The recent coffee boom has temporarily boosted rural incomes and the fishing sector is expanding with foreign investment from Europe and Japan. Tourism is also growing especially in the "eco-tourism" niche market, but Madagascar has trouble competing with other East African destinations because of its poor infrastructure and transportation facilities.

Despite its substandard economic performance, Madagascar is attractive to investors because of its unique natural environment, wide variety of resources, extremely low cost, mostly literate, and highly trainable work force; and location at the cross-roads between Asia and Africa.

In 1993, the country made a successful change from a totalitarian to a democratic government; as a result, economic reforms begun in the late 1980s were halted and the economic decision making process was impeded. However, a peaceful transition has been made to an elected parliamentary system, and the focus is now on introducing economic reforms to pull the country out of the failed economic experiment of the past.

As in many Third World countries, Madagascar's burgeoning population has resulted in the destruction of much of the forest cover. While ecologists worry about the future of the fauna and flora of this unique island, the encroachment into the wilderness areas has led to the discovery of new gem deposits and has improved the country's economic outlook. As a result, Madagascar's growing role as a world power in the gem community seems assured.

2.5 DEFINITIONS

Guide 7 of the SEC Rules contains the following definitions which apply to issuers engaged or to be engaged in significant mining operations:

Reserve is defined as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination".

Proven (Measured) Reserves are reserves for which:

(a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drillholes, with grade and /or quality being computed from the results of detailed sampling; and

(b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Probable (Indicated) Reserves are reserves for which quantity and grade and/or quality are computed from information similar to that for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Issuers engaged in or about to be engaged in significant mining operations are classified into one of three categories, as follows:

o (i) the Exploration Stage. Includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.

o (ii) the Development Stage. Includes all issuers engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.

o (iii) the Production Stage: Includes all issuers engaged in exploitation of a mineral deposit (reserve).

Guide 7 specifies that mining companies in the exploration stage should not refer to themselves as development or production stage companies in the financial statements.

2.6 units, currency and language

Metric units are used throughout this report, with the exception of references to the quantity of material being mined at the M-4 property, which is expressed as bank cubic yards or bcy. All currency amounts are quoted in United States dollars (US$). Sapphire weights are expressed in both grams and carats, an international carat being equivalent to 0.2 grams.

Madagascar has two official languages: Malagasy and French. Malagasy is the every day spoken language while French is normally the language of business.

3. PROPERTY, LOCATION AND ACCESS

3.1 property

The laws governing ownership of exploration and mining properties in the Republic of Madagascar are contained in the "Code Minier" (the "Code"), which came into effect on July 26, 1995. In the Code, the basic unit of land under which title is awarded to a permit holder is a "carre". A carre is defined as a square contiguous with its four sides measuring 2.5 km and oriented north-south and east-west. One or several carreaux in the same area awarded to a single permit holder is known as a "perimetre", ("perimeter" in English).

This report deals with the sapphire properties in northern Madagascar which ABFG acquired as a result of the purchase of Stones and Wood S.a.r.l.. These properties consist of 37 carres, or mining permits, with a total area of 231.25 km, (Figure 2). The 37 carreaux consist of three separate groups, and are routinely referred to by ABFG as 37 "perimeters". ABFG has additional properties in northern Madagascar which were acquired from other companies and individuals: they are primarily prospective for gold, and are not discussed in this report.

Mining permits are classified into three types, i.e., Type 1, Type 2 and Type 3. Type 1 permits are awarded only to individuals who must be both Malagasy citizens and are resident in Madagascar, while Type 2 and Type 3 permits are awarded to:

(a)   small and medium companies; and,
(b)   large companies;
incorporated in  Madagascar.

In all cases, the applicant must provide supporting evidence of its ability and financial capabilities.

                             Figure 2. Property map

Of the 37 carreaux held by ABFG, 19 are Type 1 exploration permits which are valid for a period of 2 or 3 years and are renewable; and 18 are Type 3 mining permits which are valid for a period of 30 years, and are also renewable.

Mr. Mullins of WGM and Mr. Dror Moradov of ABFG visited the office of Mr. Desire at the Direction des Mines in Tana on June 18, 1999. Mr. Moradov was in possession of copies of the various groups of permits that had been assigned to ABFG by the individual permit holders. Details relating to these permits, which were checked and verified by Mr. Desire in the presence of Mr. Mullins and Mr. Moradov, are shown below:

                                     TABLE 1

                             ABFG MINING PROPERTIES

                             IN NORTHERN MADAGASCAR


==========================================================================================
                             Permits    Permits       Licence No./    Effective   Duration
   Name of Permit Holder       No.       Type         Decision No.       Date     (Years)
------------------------------------------------------------------------------------------

Stones and Wood Corporation
SARL                            17        III      V32-98-002/EIII    98-02-23        30
Stones and Wood Corporation
SARL                             2        III      V32-98-001/EIII    98-02-23         2
Christopher Suzannah             5     I(Ext.)        99/003          99-01-20         2
Marc Suzannah                    1     I(Ext.)        99/009          99-01-20         2
Francis Suzannah                 5     I(Ext.)        99/012          99-01-20         2
Yehiel Razafiarison              3     I(Ext.)        99/013          99-01-20         2
Vanessa Zafmahova                4     I(Ext.)        99/014          99-01-20         2
                               ---
Total                           37
------------------------------------------------------------------------------------------

Note: (Ext.) = Extension

3.2 location and access

The property is located in the extreme northern part of Madagascar (Figure 1). It is located about 80 km by road to the south of Antisiranana (or Diego Suarez, as it is more commonly called; or simply "Diego").

The capital city of Antananarivo (or "Tana", as it is commonly known) has an international airport and is served by regular flights from Paris by both Air France and Air Madagascar. Diego is the largest population center in the north, and is served by daily Air Madagascar flights from Tana.

Access to the property from Diego is by good paved road for about 80 km, then an additional 10 km by a rough bush track. The total driving time between Diego and the camp is about 90 minutes.

4.  PHYSIOGRAPHY AND CLIMATE

The topography of the area is characterized by alternating north-south trending valleys and ridges. Numerous volcanic cones rise above the surrounding countryside. Elevations range from 250 to 550 m above sea level.

The climate of the area is tropical, with distinct wet and dry seasons. At least 90% of the rainfall occurs between November and March, the town of Ambilobe to the Southwest of the map area averaging about 1.97 m annually.

Temperatures are high throughout the year; daily maximums are about 35(Degree)C during the dry season and 35 to 40(Degree)C during the rainy season. However, the night-time temperatures are relatively cool by comparison.

Vegetation is of the bush-savanna type, consisting primarily of grasslands. The trees are typical of those found in a dry forest, such as thorn bush, Satrana palms and baobab.

5. HISTORY

The perimeters comprising ABFG's property holdings in northern Madagascar were acquired in 1999 through the purchase of the shares of Stones and Wood and by the purchase of carreaux from:

o     the Suzannah family (Marc, Christophe and Francis);
o     Yehiel Razafiarson; and
o     Vanessa Zafinahova.

Following is a history of Stones and Wood's operations in northern Madagascar from January 1997 to May 1999.

January 1997 -
November 1997     Stones and Wood entered into an agreement with IMA, a
                  company formed by a group of individuals from Israel, giving
                  IMA the right to mine sapphires within its perimeters in return for a royalty to Stones and Wood on any gemstones produced. IMA then engaged Dove to provide consulting advice and to conduct mining operations on its behalf.

                  Dove commenced mining on behalf of IMA in April, and continued until November 1997. Mining ceased in November due to internal management problems at IMA.

                  During the eight-month period between April and November 1997, IMA processed 27,589 m^3 of material for an average of 35.23 m^3 per hour, and recovered 703,333 g of rough stones, including 364,628 g of first and second quality blue and yellow stones, for an average grade of 13.2 g/m^3. The remaining 338,905 g consisted of corundum (cabachon).

December 1997     Stones and Wood cancelled IMA's contract.

January 1998      Stones and Woods entered into an agreement with Andover
                  Management S.a.r.l. ("Andover") to mine sapphires within its perimeters. Andover retained Dove to carry out mining operations, at the same locations as IMA had been mining previously.

January 22, 1998  Stones and Wood entered into an agreement with
                  Mexican Mining, giving Mexican the right to explore for sapphires within certain of its perimeters.

March 12, 1998    Stones and Wood cancelled Mexican's contract due to
                  non-performance and lack of funds.

March 1998        The government of Madagascar halted all mining operations in northern Madagascar in order to introduce new regulations for the sapphire mining operations, and particularly to control illegal mining operations by artisan miners within the World
                  Wildlife Reserve.

July 1998         Stones and Wood awarded a contract to JAK Mining S.a.r.l.
                  ("JAK") to explore for sapphire deposits within 13 perimeters.
                  JAK commenced exploration within these perimeters on July 29.
                  September, 1998 The government of Madagascar lifted the halt order and allowed mining companies to resume operations.

October, 1998     Andover stopped mining due to internal conflicts. None of
                  Andover's production reports are available.

November, 1998    Stones and Wood cancelled its contract with Andover, following which it awarded a contract to Blue Star to mine sapphires within the perimeters in which Andover had been mining. Blue
                  Star, in turn, awarded a contract to Dove. (Later, from 12
                  April to 20 May, 1999, Dove operated a wash plant within block
                  M-4 on behalf of Blue Star. WGM reviewed Blue Star's operating records for that period, which show that it produced 73,386 g of corundum. Following the Phase III sort, Blue Star recovered
                  50,675 g of sapphire, for an average of 8.38 g/m^3).

                  Stones and Wood also awarded a contract to Adam Mining Company S.a.r.l. ("Adamco") which gave it the right to mine sapphires within blocks M-8 and M-9.

May 1999 ABFG acquired Stones and Wood, following which ABFG cancelled all existing operating agreements with Blue Star and JAK. As part of an agreement with Dove, ABFG acquired the mining equipment and wash plant, refurbished it and commenced it's own mining operation.

6. GEOLOGY AND SAPPHIRE DEPOSITS

6.1 GEOLOGY

The extreme northern part of Madagascar is made up of Precambrian crystalline rocks (the "Systeme du Graphite" - migmatite, gneiss and mica schist) in the middle of which outcrops the "Systeme du Vohibory" (Figure 3).

In the region of Vohemar, this system is represented by the Dairama group which is characterized by rocks of the amphibole-epidote metamorphic facies (amphibole gneiss, amphibolites, epidotites, green schists, migmatites). Some of these rocks are derived from basic volcanic rocks.

The sedimentary rock series begins with highly fossiliferous Permian-Triassic marine rocks. These are followed by the Karoo, with a slight structural discordance.

The Jurassic of northern Madagascar consists primarily of rocks of marine origin. The middle Jurassic calcareous rocks of the north are followed by upper Jurassic marls and Cretacous sequence marls and sandstones, at times glauconitic. The end of the Tertiary is marked by the return of the ocean and the deposition of marine rocks.

A large part of the extreme north of Madagascar is covered by vast outpourings of basaltic rocks of Quaternary age, and volcanic cones are common in the region. One such cone, known as "Marotadana" dominates the countryside near the turn-off to the M-4 property (Figure 4), Photo No. 1).



                                Figure 3. Geology





      Figure 4. Basaltic volcanic cone to west of M-4 property, Photo No. 1





The concession areas are underlain by a succession of Jurassic to Cretaceous limestones and dolomites which dip gently to the northwest. The valley floors are underlain by a series of late (Tertiary-Quaternary) alkali flood basalts and associated volcanic cones. These basalts exhibit distinct evidence of both syn- and post-volcanic faulting against the older sedimentary rocks.

Subsequent post-tectonic erosion of the limestones liberated the sapphires from their original structural traps, and they accumulated in a number of eluvial and alluvial deposits. The distribution of these deposits is closely associated with the drainage pattern that formed on the limestone topography.

6.2 SAPPHIRE OCCURRENCES

6.2.1 GENERAL

Sapphire, or gem corundum (AI2O3+Fe, Ti, Cr) is often found in placer deposits. According to Santamas and Wannachot (1997), clear evidence exists that the gemstones found within the ABFG properties are of volcanic origin, as corundum megacrysts have been found within relatively fine-grained Quaternary-Tertiary alkali-syenite volcanic flows. There is no petrogenetic relationship between the sapphires and the limestones.

Within the ABFG properties, sapphires occur in soils filling joints and fractures within Jurassic limestones. These limestones form the highest points of the northeast-southwest striking ridges, whereas the volcanic rocks in which the sapphires originated often form the floors of the valleys, 100 m below the limestones.

The best explanation that can be provided for the relationship between the distribution of primary sapphire occurrences and the limestone beds is that the sapphires were liberated from the Quaternary-Tertiary volcanic rocks by erosion and deposited onto a peneplain comprised of limestone. Having already been subjected to extensive weathering, the limestone contained many structural traps in which the sapphires collected.

Subsequent post-tectonic erosion of the limestones liberated the sapphires from their original structural traps, and they accumulated in a number of eluvial and alluvial deposits. The distribution of these deposits is closely associated with the drainage pattern that formed on the limestone topography.

7. description of current operations

7.1 general

The mining currently being carried out by ABFG within Block M-4 is a small scale earth moving operation on a sapphire deposit which had previously been exploited by Dove on behalf of Blue Star, Andover and IMA through an arrangement between Blue Star and the previous property owner, Stones and Wood. Adam Mining Company, Ltd. ("Adamco") is currently mining a second deposit in Block M-9 and trucking the sapphire-bearing gravel to a wash plant located a short distance away, in Block M-8. Under the terms of the contract between ABFG and Adamco, ABFG receives 25% of the stones produced by Adamco as a royalty.

7.2 mining and processing

ABFG commenced mining at the M-4 property on May 31, 1999 using the same mining equipment and wash plant that were previously used by Dove. A list of the equipment at the M-4 site is shown in Table 3.





                                     TABLE 2
                        LIST OF EQUIPMENT AT THE M-4 SITE
===============================================================================

1 MTS 250 trommel. Capacity is 120-150 m^3/hr, and is complete with an 85 Hp Kanter diesel engine.

1 MCP centrifugal pump, triple stage, 6 x 5 in., complete with 300 Hp diesel engine.

3    Jig concentrators complete with 8 Hp diesel engine.

1    Jig wheel set.

1 MCP centrifugal pump, triple stage, 6 x 5 in., complete with 190 Hp diesel engine.

1    Vertical gravel pump, 5 x 6 in., complete with 160 Hp diesel engine.

1    MCT 120 mobile cone trommel complete with 8 Hp diesel engine.

1    lot of hydraulic sluicing guns, manifold, and accessories.

1    Caterpillar 320 L Excavator.

1    30 KVA generator (3 phase)

2    Honda generators (5 Hp).

1    Caterpillar 943 front end loader - (rented).

1    lot various service vehicles.

1    Camp - 40-person.

1    mechanical workshop, complete with tools.
-------------------------------------------------------------------------------

The mining area with the Caterpillar 320L excavator at work and the primary trommel is shown on Figure 5 (Photo No. 2), and the wash plant is shown on Figure 6 (Photo No. 3).





               Figure 5. Mining area at M-4 property, Photo No. 2





                        Figure 6. Wash plant, Photo No. 3





At the end of each shift the jigs are cleaned (Figure 7, Photo No. 4) and an initial screening operation is carried out, with the screen oversize being rejected (Figure 8, Photo No. 5). The initial sort of the jig product (Phase I
Sort) is carried out by Malagasy women at sorting tables adjacent to the wash plant. (Figure 9, Photo No. 6).

During the 15 days of production between May 31 and June 27, the daily processing rate averaged 361.4 m^3 and sapphire production averaged 3,548.2 g/day. The average sapphire content of the gravel processed during that period, including cabachon (i.e., poor quality, opaque stones) was 9.78 g/m^3. Following the Phase III Sort, average recovery of good quality transparent and translucent stones was calculated at 5.82 g/m^3.





Figure 7. Cleaning the Jigs on the wash plant, Photo 4

Figure 8. Initial cleaning and sorting of product from Jigs, Photo 5





Figure 9. Phase 1 sorting of sapphires, Photo 6





The distribution of the facet stones, cabachon stones and rejects for the sapphires produced during the operating period between May 31 and June 27, 1999 is shown in Table 3.

                                     TABLE 3

                                   M-4 DEPOSIT

                               PRODUCTION SUMMARY
===============================================================================
                        Production                  Cabcochon
               Ore        Weight    Facet Weight      Weight     Total Weight
 Production Processed   After Sort   After Sort     After Sort    After Sort
    Date      (m^3)       I (g)        III (g)       III (g)        III (g)
-------------------------------------------------------------------------------
May 31         328        3,424         2,301         1,003          3,304
June 2         490        3,804         2,382         1,263          3,645
June 3         450        3,444         2,154         1,145          3,299
June 4         365        5,114         3,081         1,798          4,879
June 5         364        3,880         2,264         1,376          3,640
June 6         369        3,266         2,008         1,112          3,120
June 7         292        3,396         2,053         1,196          3,249
June 9         418        4,484         2,497         1,685          4,182
June 10        280        3,668         2,036         1,412          3,448
June 12        360        3,188         1,768         1,237          3,005
June 13        337        4,532         2,304         2,205          4,509
June 14        252        2,571         1,262         1,303          2,565
June 16        361        4,365         2,160         2,174          4,334
June 17        337        1,794           865           907          1,772
Subtotal     5,003       50,930        29,135        19,816         48,951
June 23        418        2,293            NA            NA             NA
-------------------------------------------------------------------------------
Total        5,421       53,223        29,135        19,816         48,951
-------------------------------------------------------------------------------
Average                9.82 g/m^3    5.82 g/m^3    3.96 g/m^3     9.78 g/m^3
-------------------------------------------------------------------------------



7.3 SIZE, QUALITY AND VALUE OF THE STONES

7.3.1 GENERAL

Following the Phase I sorting of the stones at the two sorting tables adjacent to the wash plant, they are removed in secure, locked containers to the sorting shed, and given over to the custody of the Senior Gemologist at the M-4 property, Mr. Gilad Deutscher. Mr. Deutscher is responsible for the sorting of the stones by size and grade.

7.3.2 SORTING BY SIZE (PHASE II)

The gems are sorted by size over four screens: No. 42 (12% of production), No. 32 (14-15% of production), No. 24 (27% of production), and No. 20 (40% of production). The undersize of the No. 20 screen comprises about 3% of production. The numbers quoted are the average in each case.

The size of the stones in each screen size are shown in Table 4:

                                     TABLE 4

                              M-4 DEPOSIT SIZE AND

                           WEIGHT OF STONES RECOVERED
===============================================================================
                         Mesh Size             Avg.               Weight
     Sieve No.              (mm)                 g                carat
-------------------------------------------------------------------------------
        42                   9                                      5.0
        32             Minus 9 Plus 6           0.4                 2.0
        24             Minus 6 Plus 5           0.2                 1.0
        20             Minus 5 Plus 4           0.1                 0.5
 Minus  20                Minus 4              <0.1                <0.5
-------------------------------------------------------------------------------

7.3.3 SORTING BY QUALITY (PHASE III)

Phase III sorting of the stones is carried out on a light table (Figure 10, Photo No. 7). Approximately 30% of the stones are transparent, and are good quality gems. These will eventually be faceted. An additional 30% are translucent and it is probable that most of them will also be faceted following heat treatment. The remaining 40% are opaque, and while they can be used in jewellery in the form of cabochons, their selling price is very low. However, the quality of some of these opaque stones may also improve following heat treatment.

Sorting can also be carried out according to color; however, the color of some of the stones will change after heat treatment. Therefore, they will be sorted again after polishing and, at that stage, color will become a major factor.




                   Phase III sorting of sapphires, Photo No. 7





7.3.4 VALUE OF THE STONES

According to Mr. Deutscher, the lowest quality of the rough, i.e., the cabochon stones, sell for a price of about $200 per kg. The rough translucent and transparent stones have an estimated value of $2,000 per kg (Mr. Dror Moradov, personal communication); however, the presence of high quality individual stones in the transparent and translucent categories could impact significantly on the final value of any particular package.

7.3.5 ADAMCO PRODUCTION

During the production period from May 1 to June 6 1999, the Adamco operation in Block M-8 produced 9,113.6 g of rough sapphire, and ABFG's 25% share amounted to 2,278.4 g. As this report went to press, we did not have any details on the quality distribution of these stones.

7.4 MINE OPERATIONS STRATEGIC PLAN

The current mine operation has been processing an average of 32.8 m^3 per hour, with an average production run of 11.0 hours per day. ABFG has performed a cursory review of the mine operations which indicates that by adding more equipment, implementing routine maintenance/preventive maintenance procedures, it should be possible to increase production to full capacity of 150 m^3 per hour. Based on ABFG's Production Model, the targeted production rate is 40 m^3 per hour. The additional equipment that will be added to the mining operation on Block M-4 is listed in Table 5:





                                     TABLE 5
                   ADDITIONAL EQUIPMENT ORDERED FOR BLOCK M-4
==========================================================================
    1      Hepco Excavator HE 100                         $91,380
    5      Jigs concentrators, pump, spare parts           86,495
    1      Additional structural steel & pipe               3,015
    1      Generator set-4.6 KVA                            4,035
    1      Hepco loader HL-200                            161,478
    1      Hepco Bulldozer HD-330                         287,727
    2      Truck - 25 Ton                                 130,000
--------------------------------------------------------------------------
                                 Total                   $764,130
--------------------------------------------------------------------------





8. marketing

8.1 FORMATION OF JOINT VENTURE

ABFG has entered into a Joint Venture with the Menavi Group ("Menavi") for the marketing of rough stones and the processing (sorting, cutting and polishing) and distribution of gems produced from its properties in Madagascar.

Menavi is an Israeli company which consists of:

o     Menavi International Ltd.;
o     Advance Cutting Center (Israel) Ltd. ("ACC Israel"); and,
o     Advance Cutting Center (Bangkok) Ltd. ("ACC Bangkok").

The principles of Menavi are internationally known and respected gemologists. Following the signing of the Joint Venture agreement (the "Agreement") on August 26, 1998, ABFG and Menavi registered an off-shore corporation called Total Gem Management Ltd. ("TGM"), in which both companies own an equal number of shares. The general goal of the Agreement is for TGM to manage and handle ABFG sapphires after they have been mined and sorted.

TGM will either sort, cut and polish the stones at its own lapidaries, or it will have the work done at other lapidaries under its supervision. It will also sort and grade the cut stones and distribute them.

8.2 TERMS AND CONDITIONS OF JOINT VENTURE AGREEMENT

Line of Credit

ABFG will provide a Line of Credit to TGM by means of a Letter of Credit opened on behalf of TGM to Menavi International Ltd. at a value of approximately US$1 million per month.

Processing

o ABFG will sort all of its rough stones ("rough") into two main categories, i.e., cuttable and non-cuttable. All cuttable rough will be sorted according to size and quality, under TGM supervision, for shipment to TGM;

o TGM will then sort the rough for shipment to the various lapidaries. Gems measuring in excess of 4 mm will be cut at ACC Israel and ACC Bangkok. Smaller gems will be cut in China and Sri Lanka or Thailand after pre-forming in the TGM lapidary. The cutting and quality of cut in Israel, Thailand, China and Sri Lanka will be supervised by TGM; and,

o All cut stones will be sorted and graded at the sorting offices in Thailand and Israel, and final estimation and pricing will take place in the offices in Israel.

Marketing and Distribution

o TGM will provide: (a) existing offices; and (b) existing personnel; to carry out cutting, sorting and distribution of ABFG gems. Representatives of both ABFG and Menavi will be involved in setting the prices; and,

o The parties will use TGM's offices in Ramat-Gan, Bangkok and New York to distribute ABFG gemstones in Israel, the Far East and the US, with TGM being the sole distributor.

Division of profits

o The total net sales derived by the Joint Venture from stones produced by ABFG from its mines will be divided by the Joint Venture in the following proportions:

      Cut and semi-cut stones:   ABFG 75%; TGM 25%; and,
      Unprocessed rough:         ABFG 85%; TGM 15%

o Profit on goods that are purchased by ABFG funds will be equally divided between ABFG and TGM, profit being defined as total net sales less purchase costs.

The methods of calculating total net sales and total purchase costs are defined in the Agreement.

Other Agreements

The initial capital investment required to set up new offices and enlarge lapidaries will be provided by ABFG as a shareholder loan to TGM. The mining venture will be managed by ABFG. The processing and marketing will be managed by TGM.

9. EXPLORATION

9.1 STATUS OF THE PROPERTY

At the time that this report was being prepared, WGM did not have sufficient data on the M-4 sapphire deposit within the ABFG property allow an estimate to be made of Proven (Measured) and/or Probable (Indicated) Reserves according to the definitions in Guide 7 on pages 495-496 of the Securities Act Rules. While the previous owner operated the deposit for almost two years and impressive quantities of valuable rough sapphire are currently being produced by ABFG's open pit alluvial mining and wash plant-processing operation at M-4, WGM was unable to locate any exploration/sampling data that would allow it to estimate the total volume of payable gravel in the deposit.

WGM therefore recommended to ABFG that an exploration program should be carried out on M-4 to obtain the necessary data to complete a reserve estimate; and that additional exploration should be carried out to define reserves on the other known sapphire prospects within the ABFG perimeters in northern Madagascar. The exploration program on M-4 was in progress at the time of this writing.

9.2 PREVIOUS EXPLORATION

9.2.1 Santamas and Wannachot, 1997

In December 1997, Santamas and Wannachot prepared a report on the exploration potential of 32 of the 50 Type 1 permits then held under licence by the Suzannah family in Anivorano-Nord, approximately 80 km south of Diego Suarez in northern Madagascar.

Santamas and Wannachot were both employed by Dove at the time, Santamas as Project Manager, and Wannachot as Chief, Exploration and Exploitation Operation. The exploration study was conducted in conjunction with Dove's joint venture mining operation with the IMA Group, during the period March 1997 to November 1997.

Information obtained during the exploration program indicated that during that the sapphire content of the "ore" ranged from 15 g/m^3 to 80 g/m^3, depending on the area and the depth below surface. The highest concentration recorded was 800 g/m^3.

Santamas and Wannachot concluded that sapphire deposits, within the area studied were quite extensive, and speculated that:

o the sapphire-bearing material could underlie between 1% and 10% of the 312 km2 area of the Savannah licences;

o     the average thickness of the sapphire-bearing material was 1 m; then,

o the total of sapphire-bearing material within the areas under licence would range from 3.12 million m^3 to 31.2 million m^3.

Santamas and Wannachot indicated that in their opinion, these projections were on the conversative side. They went on to make an estimate of the total in situ value of the sapphire-bearing material; however, in WGM's opinion, in situ values should not be quoted, as the only meaningful values are those that take all of the costs of production into account.

9.2.2 RASAMIMANANA AND RAKOTOARIMALALA, 1998

Mr. Georges Rasamimanana and Mr. Fred Rakotoarimalala carried out a reconnaissance investigation and appraisal of the potential of several perimeters, comprising a total of 13 carreaux, owned by the company "Suzannah and Sons" and Stones and Wood. Eight (8) of these 13 carreaux are now part of ABFG's property holdings in northern Madagascar. The field work was completed during the period from 29 August to 30 September, 1998.

The original report by Mr. Rasamimanana and Mr. Rakotoarimalala consisted of 8 pages. Mr. Rasamimanana is currently employed by the Department of Petroleum and

Mineral Engineering of the Government of Madagascar and recently produced a two-page summary on the results of the same field program under the official seal of the Madagascar Department of Energy, Mines and Natural Resources.

Mr. Rasamimanana and Mr. Rakotoarimalala had been instructed to concentrate their efforts on the search for and delineation of sapphire occurrences rather than engage in a geologic study in the scientific sense. They did, however, undertake a brief review of the geology of the region as a prelude to their prospecting program. They then proceeded to sample the alluvial and eluvial deposits, particularly in those areas where pits had been dug by local artisan miners. The samples were panned to determine if sapphire was present.

Mr. Rasamimanana and Mr. Rakotoarimalala commented on several specific occurrences, as follows:

o In a test of two cubic decimetres of soil, they recovered two grams of corundum, or 1 kg/m^3, of varying quality at a depth of 20 cm.

o At two other sites, they discovered sapphire deposits in pits previously dug by local artisans, at depths of 5 m (1 kg/m^3) and 15 m (0.5 kg/m^3) respectively.

The two geologists also noted that sapphire concentrations, including gem quality stones, are present near the contact between basalt and dolomitic limestone. In one location, two sapphire fragments, one weighing 4 g, the other weighing 1.5 g, were recovered from two cubic decimetres of soil at a depth of 10 cm. This equates to approximately 3 kg/m^3.

In addition, fragments of sapphire were found on the surface in several locations. One stone that weighed 1.2 g was recovered from a soil sample.

Rasamimanana and Rakotoarimalala concluded that the general area of the perimeters presented many possibilities for the formation of sapphire. In fact, of the 13 perimeters investigated, 10 are prospective for the mineral. They proposed a follow-up program which would involve:

o the preparation of a geologic map of the area at a large scale (1:10,000, for example) to record the locations of the favourable host rocks; and

o investigations at greater depth than was possible in the reconnaissance investigations, by means of pits, trenches and hand-held auger drills, in order to:

      -     determine the levels of the mineralized bands; and

      - delineate small basins that could contain concentrations of sapphire in alluvial deposits.

9.2.3 ROSSOVSKY, 1996

Professor Lev Rossovsky of Israel visited properties during the period July 18 to July 26, 1996 and recorded his observations in a brief, one-page report.

Professor Rossovsky stated that he had observed two sapphire deposits owned by the Suzannah bothers: Marc, Christophe and Francis, and that according to his calculations, the washing of 100 tonnes of alluvial gravel from the first deposit could yield 100 kg of gem sapphire. (Although Professor Rossovsky did not identify this deposit by name, WGM believes that it was probably the M-4 deposit). Professor Rossovsky noted that one of the transparent sapphire crystals from this deposit weighted 45 g and that its color was "royal blue, green and yellow".

The second deposit, visited by Professor Rossovsky, was an eluvial deposit, i.e. one that developed in place, or very close to the source rock. At this site, a lateritic weathering profile, which has developed on a basaltic volcanic flow rock, is enriched in sapphires from surface to a depth of 2 to 3 m. The Professor observed that this deposit was well located, near excellent highways and large rivers.

9.3 CURRENT EXPLORATION

As a result of an exploration program recently initiated within ABFG's perimeters by Mr. Gino Rasamison, the company's Malagasy geologist, a new sapphire prospect has been located approximately three km south of the M-4 deposit. This prospect is located at the base of a limestone ridge named Ampatoa, near its contact with a ridge composed of basalt (Figure 11, Photo No.
8).

At this location, sapphire grains were located at the surface, and are believed to have originated from weathering of the limestone. Detailed investigations by pitting and trenching are required to determine the volume and grade of the deposit.





           Figure 10. Sapphire prospect 3 km south of M-4, Photo No. 8





9.4 PROPOSED EXPLORATION

9.4.1 GENERAL

During his visit to the northern Madagascar properties, Mr. Mullins observed the mining and wash plant activities at the M-4 deposit, and the various sorting stages of the rough stones that are being recovered. He also visited the Adamco wash plant operation in Block C-8, and the deposit in Block C-9 that provides feed for the wash plant. However, as nearly as WGM could determine, no effort had been made to estimate the total volume or grade of either of these deposits, i.e., a reserve estimate, as required under Guide 7 of the SEC Rules.

An exploration program was therefore recommended by WGM and is being carried out in order to obtain the necessary information to completely outline the M-4 deposit. The boundaries and the thickness of the sapphire-bearing material are being determined in order to arrive at an estimate of the volume and/or tonnage, and an average grade, in terms of carats of sapphire per m^3 or per tonne.

In WGM's view, ABFG should initiate a three-pronged exploration program whose objectives would be to not only complete an estimate of Proven and Probable Reserves, as well as an estimate of "Other Mineralization" within the M-4 deposit, but also to:

o Continue the ongoing reconnaissance exploration program within the licence areas with the objective of locating new deposits; and,

o Carry out detailed investigations leading to estimates of Proven and Probable Reserves, as well as "Other Mineralization", within the deposits identified in the reconnaissance exploration program.

ABFG is in the process of acquiring the assets of a construction company, including a Nodwell-mounted AP1000 Becker drill. Eventually, this drill will be used in conjunction with a Caterpillar D-7 bulldozer and a small wash plant to explore and evaluate sapphire deposits located by the company's exploration geologists. The Becker drill will be used to obtain samples, which will be processed through the portable wash plant to extract the contained sapphires. Until such time as the drill has arrived on the property, however, samples must be obtained exclusively by pitting and trenching. WGM and ABFG have discussed the general approach to, and the estimated cost of this program, as outlined below.

9.4.2 MAP OF MINE AREA

The first requirement was to produce a large-scale plan of the M-4 mine area to provide a base on which to plot all of the information currently available, including topography, geology and the outline of the present workings. The scale of this map is 1:5000.

The locations of exploration pits, trenches and drill holes will also be plotted in theis base plan..

9.4.3 PITS AND TRENCHES

Mr. Gino Rasamison and the other geologists on site have been provided with the definitions of Proven and Probable Reserves as summarized in Section 2 of this report so that they could develop a plan for the spacing of the pits and and/or trenches that is required to satisfy the guigelines, WGM recommended that:

o If the deposit occurs in the form of a wide blanket, whose length and width are somewhat similar, then the best approach would be to sink pits to bedrock at regular spacings on a grid, say 50 metres for Probable Reserves and 25 metres for Proven Reserves.

o If the deposit is much longer in one dimension than the other, as it would be if it is confined to a drainage channel, then the best approach could be to dig trenches to bedrock across the deposit at intervals of about 50 metres to satisfy the requirement for Probable Reserves.

Accurate elevations of the collar and depth of each pit will be required, as well as a topographic profile of each trench.

9.4.4 LOGGING OF PITS AND TRENCHES

A visual inspection should be made of each pit and trench and a small sketch made to show the lithology encountered from surface to bottom. Particular notice should be paid to the distribution of the sapphires, whether they are randomly distributed throughout the host material, or occur in definite bands. If they do occur in definite bands, the thickness should be recorded.

9.4.5 PROCESSING OF SAMPLES

The volume of all of the material recovered from each individual pits and trench, or portion of a trench, should be measured, processed through a wash plant, and manually sorted to recover all of the sapphires in the sample. The grade of the sample in carats per cubic metre can then be estimated.

9.4.6 ESTIMATION OF RESERVES

After all of the pits and/or trenches have been excavated and the samples have been processed, the resulting information will be plotted on sections and used to complete an estimate of reserves.

This may require another trip to the property by WGM to verify the results of the exploration work before proceeding with the estimate.

The capital cost of the drill, bulldozer and wash plant will be in excess of $1 million, and an estimate of the exploration budget for the 12-month period from July 1, 1999 to June 30, 2000 is estimated at $500,000.

10. CONCLUSIONS

Based on its review and analysis of the ABFG sapphire properties in northern Madagascar, WGM has concluded that:

o During the eight-month period between April and November 1997, IMA processed 27,589 m^3 of material for an average of 35.23 m^3 per hour, and recovered 703,333 g of rough stones, including 364,628 g of first and second quality blue and yellow stones, for an average grade of 13.2 g/m^3. The remaining 338,905 g consisted of corundum (cabachon).

o During the period between April 12, 1999 and May 15, 1999, Blue Star S.a.r.l. processed 5,873 m^3 of sapphire-bearing material from the M-4 deposit and produced 73,386 g of rough stones. The Phase III Sort, 50,675 g of sapphires were recovered, for an average of 8.38 g/m^3.

o During the period between May 31, 1999 and June 27, 1999, ABFG processed 5,421 m^3 of sapphire-bearing material from the M-4 deposit and produced 53,223 g of rough stones. The average sapphire content of the material processed was 9.82 g/m^3. Following the Phase III Sort, average recovery of good quality stones for faceting, and 3.96 g/m^3 of cabochon was calculated at 5.82 g/m^3.

o In addition to ABFG's mining operation at M-4, a second deposit is currently being mined by Adam Mining Company, Ltd. ("Adamco"), within Block M-9. The sapphire-bearing gravel is being trucked to a wash plant within Block M-8. Under the terms of its contract between ABFG and Adamco, ABFG receives 25% of the rough stones produced by Adamco.

o Approximately 30% of the stones from the M-4 deposit are transparent, good-quality gems, and will eventually be faceted. An additional 30% are translucent and it is possible that most of these stones will also be faceted after heat treatment.

o The rough transparent and translucent stones have an estimated value of $2,000/kg to $8,000/kg, depending on quality. The low-quality, opaque stones have a selling price of about $200/kg.

o ABFG has entered into a Joint Venture with an Israeli company, the Menavi Group, for the marketing of the rough stones and the processing (sorting, cutting and polishing). The name of the Joint Venture company is Total Gem Management. The total net sales derived by the Joint Venture from stones produced by ABFG will be divided between ABFG and TGM in the following proportions.

      Cut and semi-cut stones: ABFG 75%, TGM 25%
      Unprocessed rough:       ABFG 85%, TGM 15%

o In addition to the deposits currently being mined by ABFG and Adamco, the northern Madagascar properties extensive occurrences of sapphire have been reported from other locations.

o     A three-pronged exploration program is required on ABFG's properties to:

      i) Complete an estimate of Proven and Probable Reserves and "Other Mineralization" in the M-4 deposit.

      ii) Continue the ongoing reconnaissance exploration program with the objective of locating additional deposits.

      iii) Complete estimates of Proven and Probable Reserves and "Other Mineralization" in the deposits identified in (ii).

CERTIFICATE

                        To accompany the report entitled
                             "A Technical Review of
                           the Sapphire Properties of
                          American Group Benefits, Inc.
                             in Northern Madagascar"
                               dated July 24, 1999

I, Jack Mullins, do hereby certify that:

1. I reside at 195 Jenny Wrenway, North York, Ontario, Canada, M2H 2Z3 and I have been registered as a professional engineer with Professional Engineers Ontario since 1975.

2. I am a graduate of Mount Allison University, Sackville, New Brunswick, Canada (B.Sc., Honours Geology, 1958) and Memorial University of Newfoundland, St. John's, Newfoundland, Canada (M.Sc., Geology, 1961) and I have practiced my profession for the past 38 years.

3. I am an employee of Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineer which has been authorized to practice professional engineering by Professional Engineers Ontario.

4. I visited the sapphire properties of American Benefits Group, Inc in northern Madagascar in June 1999. This report is also based on information provided by American Group Benefits, Inc.

5. I do not own, directly or indirectly, nor do I expect to receive any direct or indirect interest in any of the properties described in this report, nor do I beneficially own, directly or indirectly, any securities of American Benefits Group, Inc. or in any associated or affiliated company.

                                                /s/ W.J. (Jack) Mullins, P. Eng.
                                                --------------------------------
                                                W.J. (Jack) Mullins, P. Eng.
                                                B.Sc, M.Sc.
                                                July 24, 1999

                                                SEAL OF REGISTERED PROFESSIONAL
                                                ENGINEERS, PROVINCE OF ONTARIO





LIST OF MATERIALS AVAILABLE FOR REVIEW

Jourde, G.
      1998 Etude Geologique et Prospection au 1:10,000 - Des Feuilles Betsiaka (V32), Antanamba (V32) + 6 other map sheets: Bureau de Recherches Geologiques et Minieres, Madagascar.

Besairie, H.
      1971 Geologue de Madagascar - I Les Terrains Sedimentaires: Annales Geologiques de Madagascar; Fascicule No. XXXV.

Besairie, H.
      1956        Carte Geologique L'echelle du 1:500,000 - Comores, Diego -
                  Smarez: Service Geologique, Haut Commissariat de Madagascar et

                  Dependances.

Rasamimanana, G., and Rakotoarimalala
      1998 Reconnaissance et Valorisation des Mineralisations en Corindon (Saphir) des Perimetres de La Societe "Suzannah et Fils" dams le Nord de Madagascar.